Form 20-F
period 2002-12-31
P&O PRINCESS CRUISES PLC
filed 2003-03-14
CIK 1125259

As filed with the Securities and Exchange Commission on March 14, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to

Commission file number 1-15136

P&O PRINCESS CRUISES PLC

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

England and Wales

(Jurisdiction of Incorporation or Organization)

77 New Oxford Street

London WC1A 1PP

England

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares of 50 cents each represented by American Depositary Shares*	New York Stock Exchange

*	Each ADS represents four (4) Ordinary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of each class	Number of outstanding shares
Ordinary Shares of 50 cents each	693,605,328

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17           Item 18    X

	Page		Page
PART I
ITEM 1. Identity Of Directors, Senior Management and Advisers	N/A	ITEM 11. Quantitative and Qualitative Disclosures About Market Risk	88
ITEM 2. Offer Statistics and Expected Timetable	N/A	ITEM 12. Description of Securities Other than Equity Securities	N/A
ITEM 3. Key Information	1	PART II
ITEM 4. Information on the Company	15	ITEM 13. Defaults, Dividend Arrearages and Delinquencies	88
ITEM 5. Operating and Financial Review and Prospects	43	ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	88
ITEM 6. Directors, Senior Management and Employees	61	ITEM 15. Controls and Procedures	88
ITEM 7. Major Shareholders and Related Party Transactions	75	ITEM 16. Reserved	88
ITEM 8. Financial Information	77	PART III
ITEM 9. The Offer and Listing	78	ITEM 17. Financial Statements	89
ITEM 10. Additional Information	79	ITEM 18. Financial Statements	89
		ITEM 19. Exhibits	89

In this annual report, unless the context indicates otherwise, the terms “P&O Princess”, the “Company”, “we”, “our” or “us” refer to P&O Princess Cruises plc, a public limited company incorporated under the laws of England and Wales under the Companies Act 1985 as amended, together with its subsidiaries.

In this annual report, unless indicated otherwise, U.S. dollar, U.S.$, cents or $ refers to the currency of the United States and pounds sterling, £, pence or p refers to the currency of the United Kingdom.

We intend to furnish our shareholders with annual reports containing audited financial statements for 2002.

Trademarks

We use many registered and unregistered trademarks, some of which are referred to in this annual report. These trademarks include Princess, Princess Cruises, Princess Tours, the Princess Logo, Personal Choice, “where i belong”, “What You Want, When You Want” and “Midnight Sun Express ULTRA DOME”, P&O Cruises, Ocean Village, Swan Hellenic, AIDA, Seetours, A’ROSA and our ship and wilderness lodge names. We have a license to use “P&O” and the P&O flag in relation to cruises and related activities and we have a license to use “Love Boat” and related marks.

Important Note Regarding Forward Looking Statements

Certain statements in this annual report are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to P&O Princess and its subsidiaries, including certain statements concerning the transactions described in this document, profit forecasts, working capital, future results, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are part of the U.S. Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like “will”, “may”, “believes”, “expects”, “anticipates”, “forecast”, “future”, “intends”, “plans” and “estimates” and for similar expressions.

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the matters described herein not to occur and/or P&O Princess’ actual results,

performance or achievements to differ materially from those expressed or implied in this document. These factors include, but are not limited to:

•	general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for our cruise brands;

•	conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives;

•	the impact of operating internationally;

•	the international political and economic climate, armed conflict, terrorist attacks and other world events and negative media publicity and their impact on the demand for cruises;

•	accidents and other incidents at sea affecting the health, safety, security and vacation satisfaction of passengers;

•	the ability to implement our shipbuilding programs and brand strategies and to continue to expand our business worldwide;

•	the ability to attract and retain shipboard crew;

•	the ability to obtain financing on terms that are favorable or consistent with our expectations;

•	the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and security, fuel, food and insurance costs; and

•	changes in the tax, environmental and other regulatory regimes under which each company operates.

In addition, some of the following statements are forward-looking in nature and contain important cautionary statements and/or a discussion of many of the factors that could materially affect the accuracy of the forward-looking statements and/or adversely affect our business, results of operations and financial positions:

•	statements in “Item 3. Key Information – Proposed DLC Transaction with Carnival” on page 1 with regard to the impact of the DLC transaction with Carnival;

•	statements in “Item 3. Key Information – Risk Factors” beginning on page 10 with regard to our business objectives, sources of financing and market trends;

•	statements in “Item 4. Information on the Company” beginning on page 15 with regard to strategy and management objectives, sources of financing, prices, industry standing and product volumes and the effects of changes or prospective changes in regulation;

•	statements in “Item 5. Operating and Financial Review and Prospects” beginning on page 43 with regard to trends in results, prices, volumes, operations, margins, overall industry trends and exchange rates; and

•	statements in “Item 8. Financial Information – Dividend Policy” on page 77 with regard to dividends and the timing of dividend payments.

As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of our Company. The most significant risk factors identified by the Company relevant to an investment in our shares are described under “Item 3. Key Information – Risk Factors” beginning on page 10. Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Additionally, certain statements in this annual report contain forward looking statements with respect to the combined group of P&O Princess and Carnival Corporation (“Carnival”) and their respective subsidiaries (the “Combined Group”) resulting from the proposed business combination transaction under a dual listed company (“DLC”) structure (the “Proposed Carnival DLC Transaction”). The foregoing cautionary note regarding forward looking statements is also applicable to forward looking statements concerning the Combined Group and the Proposed Carnival DLC Transaction and such statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. In addition to the factors described above, additional factors could cause the transactions described in this document not to occur and/or each of P&O Princess’, Carnival’s and the Combined Group’s actual results, performance or achievements to differ materially from those expressed or implied in this document. These factors include, but are not limited to:

•	completion of the Proposed Carnival DLC Transaction, which is dependent upon, inter alia, approval of both Carnival and P&O Princess shareholders;

•	achievement of expected benefits from the Proposed Carnival DLC Transaction;

•	risks associated with the combination of Carnival’s and P&O Princess’ businesses by means of the DLC structure;

•	risks associated with the relative share prices of P&O Princess and Carnival as well as liquidity and index inclusion as a result of the implementation of the DLC structure, including a possible mandatory exchange;

•	risks associated with the uncertainty of the tax status of the DLC structure; and

•	the ability of a small group of shareholders effectively to control the outcome of shareholder voting.

This annual report also contains market data and assumptions related to the cruises industry that have been included in studies published by various market research firms and other third parties. If assumptions about market data included in these studies turn out to be incorrect, actual results may differ from the projections based on these assumptions.

PART I

ITEM 3. KEY INFORMATION

Our Company

We are an international cruise vacation company, with operations in North America, the United Kingdom, Germany and Australia. We are a leading provider of cruises to Alaska, the Caribbean, Europe, the Mediterranean, the Panama Canal and other locations (principally South America, the South Pacific, the Orient and India). Among the world’s cruise operators, we rank third in terms of revenue and operating income.

Our holding company, P&O Princess Cruises plc, was incorporated on July 19, 2000, in connection with the spin-off (referred to as a “demerger” in the United Kingdom) of the cruise business of The Peninsular and Oriental Steam Navigation Company (“P&O”) from P&O’s other activities. The spin-off was completed on October 23, 2000 and we have been an independent publicly listed company since that date.

The Cruise Industry

We believe that cruising is a component of the overall vacation market and that cruise vacation operators compete for disposable income normally spent by consumers on vacations. The cruise vacation industry offers a broad range of products to suit customers of many ages, backgrounds and interests.

Since 1970, cruising has been one of the fastest growing parts of the vacation market. The largest cruise sector in the world is North America, where cruising has developed into a mainstream alternative to land-based resort and sightseeing vacations. According to Cruise Lines International Association (“CLIA”), a leading U.S. industry trade group, approximately 7.4 million North American passengers took cruises for two consecutive nights or more in 2002. This sector has grown significantly in recent years as new capacity has been introduced. We estimate that the average annual compound growth in the number of North American cruise passengers since 1970 is approximately 9%.

The number of new cruise ships currently on order from shipyards indicates that the growth in supply of capacity for the industry is set to continue for a number of years. Because of this continuing growth in supply, continued growth in demand across the industry, and particularly in North America, will be required in order to take up this increase in supply.

Outside North America, the principal sources of passengers for the industry are the United Kingdom, Germany, other continental European countries and Asia. In all of these areas, cruising represents a smaller proportion of the overall vacation market than it does in North America, but, based on industry data, is generally experiencing higher growth rates. We expect this trend to continue.

Proposed DLC Transaction with Carnival

On November 20, 2001, P&O Princess announced that it had entered into agreements to combine with Royal Caribbean Cruises Ltd. (“Royal Caribbean”) under a DLC structure. On December 13, 2001, Carnival submitted a proposal to the board of P&O Princess (the “Board”) regarding an offer to acquire the entire issued share capital of P&O Princess. Carnival also proposed the possibility of effecting a combination of Carnival and P&O Princess by other means, including a DLC structure. The Board carefully considered Carnival’s proposal and determined that it was not more favorable from a financial point of view to P&O Princess’ shareholders than the proposed transaction with Royal Caribbean and that there was reasonable doubt as to its deliverability.

On January 30, 2002, Carnival revised its offer to acquire P&O Princess but, for reasons as before, the Board continued to recommend the Royal Caribbean proposal.

On February 7, 2002, Carnival announced the terms of a further increased offer of 0.3004 shares in Carnival for each share in P&O Princess. The Board considered the offer from Carnival but, in view of its concerns about the structure and deliverability of the proposal, the Board continued to recommend the proposal to enter into a DLC combination with Royal Caribbean. On February 14, 2002, at an extraordinary general meeting convened to consider the Royal Caribbean proposal, shareholders voted to adjourn the meeting until such time as the outcome of the antitrust reviews of both the Royal Caribbean proposal and the Carnival proposal were known.

On October 4, 2002, the Federal Trade Commission of the United States announced that it would not oppose a combination of P&O Princess with either Royal Caribbean or Carnival. The regulatory authorities of the United Kingdom and Germany had previously cleared the Royal Caribbean proposal and the European Commission had previously cleared the Carnival proposal. Following the Federal Trade Commission’s announcement, P&O Princess re-examined Carnival’s offer and, in particular, Carnival’s proposal to enter into a DLC transaction with P&O Princess as an alternative to its share acquisition offer. The Board determined that the Carnival DLC proposal was more favorable financially to P&O Princess shareholders than the Royal Caribbean DLC combination and was reasonably likely to be consummated since all regulatory clearance had been obtained. As a result, P&O Princess was then willing and able to enter into talks with Carnival to discuss its DLC proposal.

On January 8, 2003, the Board announced that it had agreed and recommended the proposal to enter into a DLC transaction with Carnival and that P&O Princess had entered into an implementation agreement, dated as of that date, to effect the Proposed Carnival DLC Transaction. The implementation of the DLC structure will involve a strategic combination of the businesses of P&O Princess and Carnival. The economic interests of P&O Princess and Carnival will be aligned under the DLC structure and they will pursue common objectives. The two companies will have a single senior executive management team and identical boards of directors, and will be run as if they were a single economic enterprise. The current P&O Princess shareholders will hold approximately 26% of the equity in the Combined Group and the current Carnival shareholders will hold approximately 74%. It is expected that an extraordinary general meeting of shareholders to consider the proposed transaction with Carnival will be held in April 2003. Completion of the Proposed Carnival DLC Transaction is subject to, among other things, shareholder approval.

Termination of proposed DLC combination with Royal Caribbean

In connection with Carnival’s DLC proposal, on October 25, 2002 we entered into an agreement (the “Termination Agreement”) with Royal Caribbean which terminated the implementation agreement with Royal Caribbean (the “Royal IA”) immediately, terminated the joint venture agreement, dated as of November 19, 2001 (the “Joint Venture Agreement”) with Royal Caribbean and Joex Limited on January 1, 2003 as long as no change of control of P&O Princess occurred prior to that date, and provided mutual releases from liabilities arising under the two agreements. Pursuant to the Termination Agreement, we paid Royal Caribbean $62.5 million as a break fee under the Royal IA. On January 2, 2003, P&O Princess announced that the Joint Venture Agreement had been terminated.

For more information about the Proposed Carnival DLC Transaction, see “Item 10. Additional Information – Our Proposed DLC Transaction with Carnival” on page 79, and for more information about the termination agreement with Royal Caribbean, see “Item 10. Additional Information – Termination Agreement with Royal Caribbean” on page 82.

SELECTED FINANCIAL DATA

The selected consolidated financial information set out below for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002 has been extracted or derived from the audited consolidated financial statements of the Company. The consolidated financial statements for each of the years in the five-year period ended December 31, 2002 have been audited by KPMG Audit Plc, chartered accountants, registered auditor.

Our consolidated financial statements are presented on the basis that P&O’s cruise business and subsidiaries were our business and subsidiaries for all years presented or, if not owned by P&O at all times during such period, from the date such businesses and subsidiaries were acquired by P&O and/or until the date on which P&O disposed of them, as applicable.

Our consolidated financial statements have been prepared in accordance with United Kingdom generally accepted accounting principles (“U.K. GAAP”), which differs in certain significant respects from United States of America generally accepted accounting principles (“U.S. GAAP”). A detailed description of the principal differences between U.K. GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of profit attributable to shareholders for the three years ended December 31, 2002 and of shareholders’ equity as of December 31, 2000, 2001 and 2002 is given in Note 28 to our Financial Statements included in this annual report and “Item 5. Operating and Financial Review and Prospects” of this annual report.

The selected consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and related notes, included in this annual report.

	Years ended December 31 (restated)(c),
	1998(a)	1999(a)	2000	2001	2002
	Dollars in millions, except per share and per ADS information
Selected Profit and Loss Information
U.K. GAAP
Turnover	1,852.4	2,111.6	2,423.9	2,451.0	2,526.8
Net operating costs	(1,509.2)	(1,723.3)	(2,050.8)	(2,089.7)	(2,228.1	)(b)

Group operating profit	343.2	388.3	373.1	361.3	298.7
Share of operating results of joint ventures	0.3	—	0.5	0.1	—

Total operating profit	343.5	388.3	373.6	361.4	298.7
Non-operating profit/(loss)	—	(4.8)	(6.5)	(1.9)	1.2
Profit on ordinary activities before interest	343.5	383.5	367.1	359.5	299.9
Net interest and similar items	(31.4)	(25.7)	(49.1)	(58.0)	(74.0)

Profit on ordinary activities before taxation	312.1	357.8	318.0	301.5	225.9
Taxation(c)	(88.8)	(73.6)	(57.2)	81.7 (f)	(17.1)

Profit on ordinary activities after taxation	223.3	284.2	260.8	383.2	208.8
Equity minority interests	—	(0.5)	(2.6)	(0.1)	—

Profit for the financial year attributable to Shareholders	223.3	283.7	258.2	383.1	208.8

Basic earnings per ordinary share (cents)	32.8	41.7	38.1	55.4 (f)	30.2
Diluted earnings per share (cents)	32.8	41.7	38.1	55.2 (f)	30.0
Basic earnings per ADS (cents)	131.2	166.8	152.4	221.6	120.8
Diluted earnings per ADS (cents)	131.2	166.8	152.4	220.8	120.0
Fixed charge cover(d)	6.6	8.7	4.8	3.8	2.9
Dividend per share (cents)	—	—	12.0	12.0	12.0
Dividend per ADS (cents)	—	—	48.0	48.0	48.0

	Years ended December 31 (restated)(c),
	1998(a)	1999(a)	2000	2001		2002
	Dollars in millions, except per share and per ADS information
Selected Profit and Loss Information
US GAAP
Net income	222.4	267.7	253.7	425.2	(e)(f)	212.9
Basic earnings per share (cents)(g)	32.6	39.3	37.1	61.5		30.7
Diluted earnings per share (cents)(g)	32.6	39.3	37.1	61.2		30.6
Basic earnings per ADS (cents)	130.5	157.1	148.4	246.0		122.8
Diluted earnings per ADS (cents)	130.5	157.1	148.4	244.8		122.4

(a)	Prior to the demerger of P&O Princess from P&O in 2000, no combined financial statements had been prepared for the companies and businesses comprising P&O Princess. The financial information for financial years 1998 and 1999 has been extracted from KPMG Audit Plc’s accountants’ report on P&O Princess contained in the listing particulars dated September 26, 2000 which were prepared for the demerger.
(b)	In fiscal 2002, net operating costs under U.K. GAAP included $117.0 million of transaction costs.
(c)	At January 1, 2002, P&O Princess adopted FRS19. The 2001 balance sheet was restated to reflect full provision for deferred tax, an increase in deferred tax liabilities of $108.1 million. The tax credit for the year ended December 31, 2001 has been increased to reflect the elimination of the majority of future potential tax liabilities upon P&O Princess’ election to enter the U.K. tonnage tax regime by $96.8 million. The profit and loss account and balance sheet information for years 1998 to 2001 presented above under U.K. GAAP have been restated for the adoption of Financial Reporting Standard 19: Deferred Tax.
(d)	Defined as profit before fixed charges (excluding capitalized interest) and taxation divided by fixed charges. Fixed charges consist of the net interest expense in the profit and loss account, interest capitalized in respect of ships and other fixed assets and an estimate of the interest implicit in operating lease rentals.
(e)	At January 1, 2001, P&O Princess adopted SFAS No. 133. The cumulative effect of the change in this accounting policy at that date was a charge of $9.0 million, which is included in net income for the fiscal year ended December 31, 2001. The basic and diluted earnings per share for fiscal 2001 is computed after the cumulative effect of the change in this accounting principle.
(f)	Under U.K. GAAP, the year ended December 31, 2001 includes a tax credit of $97.5 million, comprising a credit from the release of deferred tax on entry into the tonnage tax regime of $192.5 million and tax charges arising from internal corporate restructuring of $95.0 million. The U.S. GAAP tax credit for the year ended December 31, 2001 is for the release of deferred taxes.
(g)	Effective January 1, 2002, P&O Princess adopted SFAS No. 142, which requires that companies stop amortizing goodwill and requires an annual, or when events or circumstances dictate a more frequent, impairment review of goodwill. Accordingly, as of January 1, 2002, P&O Princess no longer amortizes its goodwill under U.S. GAAP, if goodwill had not been recorded for periods prior to January 1, 2002, P&O Princess’ adjusted net income and adjusted basic and diluted earnings per share would have been as follows:

	Years Ended December 31,
	1998	1999	2000	2001
	(U.S. dollars in thousands, except per share data)
U.S. GAAP
Net income	222.4	267.7	253.7	425.2
Goodwill amortization	0.8	1.0	2.0	2.9

Adjusted net income	223.2	268.7	255.7	428.1

Adjusted earnings per share
Basic	32.7	39.4	37.4	61.9
Diluted	32.7	39.4	37.4	61.6

	At December 31 (restated)(c),
	1998	1999	2000	2001	2002
	Dollars in millions
Selected Balance Sheet Information
U.K. GAAP
Fixed assets	2,949.7	3,258.3	3,959.5	4,418.3	5,772.8
Current assets	382.4	406.7	649.3	451.4	558.9

Total assets	3,332.1	3,665.0	4,608.8	4,869.7	6,331.7

Other creditors and provisions	(1,494.4)	(1,343.8)	(1,190.4)	(847.0)	(1,000.9)
Creditors: amounts falling due after one year	(139.7)	(216.7)	(1,062.7)	(1,393.1)	(2,516.8)

Total liabilities	(1,634.1)	(1,560.5)	(2,253.1)	(2,240.1)	(3,517.7)
Equity minority interests	—	(7.7)	(0.2)	(0.2)	(0.2)

Consolidated shareholders’ funds	1,698.0	2,096.8	2,355.5	2,629.4	2,813.8

U.S. GAAP
Total Assets	3,252.1	3,571.3	4,460.7	4,996.3	6,368.9
Long-term obligations	(296.8)	(416.1)	(1,275.5)	(1,641.8)	(2,623.6)
Consolidated shareholders’ equity	1,622.0	2,006.8	2,296.3	2,551.8	2,724.9

	Years ended December 31,
	1998	1999	2000	2001	2002
Capacity offered (in passenger cruise days, thousands)
North America	4,450	5,262	5,903	6,205	6,769
Europe and Australia	1,857	1,871	2,828	3,260	3,901

Total	6,307	7,133	8,731	9,465	10,670

Occupancy (in %)
North America	99.5%	100.4%	99.9%	100.5%	102.0%
Europe and Australia	95.3%	98.8%	97.9%	99.0%	96.6%

Total	98.3%	100.0%	99.3%	100.0%	100.0%

	At December 31,
	2001	2002
Called up share capital:
Number of shares	692,643,428	693,472,619

Quarterly Results of Operations

The following unaudited quarterly financial information has been prepared in conformity with U.K. GAAP on the same basis as applied to the full year financial statements and includes all adjustments, in the opinion of management, necessary for a fair presentation of the results of operations for the quarterly periods presented. These adjustments are, in the opinion of management, of a normal, recurring nature.

Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period. We have experienced and may in the future experience significant quarterly fluctuations in the results of operations. Quarterly results may fluctuate for a variety of reasons, including seasonal demands for our services or products, the mix of revenues, acquisitions, the geographic origin of revenues and other factors described under “Item 5. Operating and Financial Review and Prospects” on page 43.

	Year ended December 31, 2001
	Quarters ended,				Full year
	March 31	June 30	September 30	December 31
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dollars in millions
Selected Quarterly Financial Data
U.K. GAAP
Turnover	542.1	647.6	776.0	485.3	2,451.0
Direct operating costs	(388.0)	(407.4)	(456.9)	(331.8)	(1,584.1)
Selling and administrative expenses	(84.6)	(92.5)	(94.7)	(85.7)	(357.5)
Depreciation and amortization	(36.8)	(36.5)	(38.2)	(36.6)	(148.1)

	(509.4)	(536.4)	(589.8)	(454.1)	(2,089.7)

Group operating profit	32.7	111.2	186.2	31.2	361.3
Share of operating results of joint ventures	—	—	0.3	(0.2)	0.1

Total operating profit	32.7	111.2	186.5	31.0	361.4
Non-operating loss	—	(1.9)	—	—	(1.9)
Net interest and similar items	(13.8)	(15.5)	(15.0)	(13.7)	(58.0)

Profit on ordinary activities before taxation	18.9	93.8	171.5	17.3	301.5
Taxation	95.9	(4.7)	(8.6)	(0.9)	81.7

Profit on ordinary activities after taxation	114.8	89.1	162.9	16.4	383.2
Equity minority interests	—	(0.1)	0.1	(0.1)	(0.1)

Profit for the financial year attributable to shareholders	114.8	89.0	163.0	16.3	383.1

Basic earnings per share (cents)	16.6	12.9	23.6	2.4	55.4
Diluted earnings per share (cents)	16.6	12.9	23.6	2.3	55.1

The above U.K. GAAP data has been restated in accordance with FRS19 “Deferred Tax.”

	Years ended December 31, 2001
	Quarters ended,				Full year
	March 31	June 30	September 30	December 31
	Unaudited	Unaudited	Unaudited	Unaudited
	Dollars in millions
Capacity offered (in passenger cruise days, thousands)
North America	1,396	1,539	1,687	1,583	6,205
Europe and America	816	819	839	786	3,260

Total	2,212	2,358	2,526	2,369	9,465

Occupancy (in %)
North America	103.0%	101.3%	99.9%	98.2%	100.5%
Europe and Australia	95.5%	99.3%	102.1%	98.9%	99.0%

Total	100.3%	100.6%	100.7%	98.4%	100.0%

	Year ended December 31, 2002
	Quarters ended,				Full year
	March 31	June 30	September 30	December 31
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Dollars in millions
Selected Quarterly Financial Data
U.K. GAAP
Turnover	512.1	638.1	806.0	570.6	2,526.8
Direct operating costs	(343.7)	(389.5)	(462.5)	(380.9)	(1,576.6)
Selling and administrative expenses*	(86.5)	(87.5)	(93.9)	(209.7)	(477.6)
Depreciation and amortization	(39.8)	(43.4)	(45.1)	(45.6)	(173.9)

	(470.0)	(520.4)	(601.5)	(636.2)	(2,228.1)

Group operating profit/(loss)	42.1	117.7	204.5	(65.6)	298.7
Share of operating results of joint ventures	0.1	(0.1)	0.2	(0.2)	—

Total operating profit	42.2	117.6	204.7	(65.8)	298.7
Non-operating profit	1.0	0.2	—	—	1.2
Net interest and similar items	(16.1)	(18.9)	(20.5)	(18.5)	(74.0)

Profit on ordinary activities before taxation	27.1	98.9	184.2	(84.3)	225.9
Taxation	(1.4)	(4.9)	(9.2)	(1.6)	(17.1)

Profit on ordinary activities after taxation	25.7	94.0	175.0	(85.9)	208.8
Equity minority interests	—	—	(0.1)	0.1	—

Profit for the financial year attributable to shareholders	25.7	94.0	174.9	(85.8)	208.8

Basic earnings per share (cents)	3.7	13.6	25.3	(12.4)	30.2

Diluted earnings per share (cents)	3.7	13.5	25.1	(12.4)	30.0

*	Administrative expenses included transaction costs of $117.0m charged in the quarter to December 31, 2002.

	Years ended December 31, 2002
	Quarters ended,				Full year
	March 31	June 30	September 30	December 31
	Dollars in millions
Capacity offered (in passenger cruise days, thousands)
North America	1,709	1,742	1,734	1,584	6,769
Europe and Australia	790	876	1,088	1,147	3,901

Total	2,499	2,618	2,822	2,731	10,670

Occupancy (in %)
North America	100.5%	102.4%	103.8%	101.1%	102.0%
Europe and Australia	95.1%	98.9%	99.1%	93.5%	96.6%

Total	98.8%	101.2%	102.0%	97.9%	100.0%

RISK FACTORS

In addition to the other information in this annual report, you should carefully consider the risks described below before deciding to invest in our ordinary shares or ADSs. Any of the risk factors could materially and adversely affect our business, financial condition or operating results. In that case, the trading price of our ordinary shares and ADSs could decline, and you could lose all or part of your investment. It is not possible to predict or identify all relevant risk factors and, therefore, the following list should not be considered to be a complete statement of all potential risks or uncertainties.

We may lose business to competitors throughout the vacation market

We operate in the vacation market and cruising is one of many alternatives for people choosing a vacation. We therefore risk losing business not only to other cruise lines, but also to other vacation operators which provide other leisure options including hotels, resorts and package holidays and tours.

We face significant competition from other cruise lines, both on the basis of cruise pricing and also in terms of the nature of ships and services they offer to cruise passengers. Our principal competitors within the cruise vacation industry include:

•	Carnival (with whom we have agreed to combine in the Proposed Carnival DLC Transaction), which owns, among others, Carnival Cruise Lines, Holland America Line, Cunard Line and Costa Cruises;

•	Royal Caribbean, which owns, among others, Royal Caribbean International and Celebrity Cruises;

•	Norwegian Cruise Line and Orient Lines;

•	Disney Cruise Line;

•	MyTravel’s Sun Cruises, Thomson, Saga and Fred Olsen in the United Kingdom;

•	Festival Cruises, Hapag-Lloyd, Peter Deilmann and Phoenix Reisen in Germany;

•	Festival Cruises, Mediterranean Shipping Cruises, Royal Olympia Cruises and Louis Cruise Line in southern Europe;

•	Crystal Cruises;

•	Radisson Seven Seas Cruise Line; and

•	Silver Sea Cruises.

We also compete with land-based vacation alternatives throughout the world, including, among others, resorts and hotels located in Las Vegas, Nevada, Orlando, Florida, various Caribbean, Mexican, Bahamian and Hawaiian Island destination resorts and numerous vacation destinations throughout Europe and the rest of the world.

In the event that we do not compete effectively with other vacation alternatives and cruise companies, our market share could decrease and our results of operations and financial condition could be adversely affected.

Overcapacity within the cruise and competing land-based vacation industry could have a negative impact on net revenue yields, increase operating costs, result in ship asset impairments and could adversely affect profitability

Cruising capacity has grown in recent years and we expect it to continue to increase over the next three and a half years as all of the major cruise vacation companies are expected to introduce new ships. In order to utilize new capacity, the cruise vacation industry will need to increase its share of the overall vacation market. The overall vacation market is also facing increases in land-based vacation capacity. Failure of the cruise vacation industry to increase its share of the overall vacation market could have a negative impact on our net revenue yields. Should net revenue yields be negatively impacted, our results of operations and financial condition could be adversely affected, including the impairment of the value of our ship assets. In addition, increased cruise capacity could impact our ability to retain and attract qualified crew at competitive costs and, therefore, increase our shipboard employee costs.

The international political and economic climate and other world events affecting safety and security could adversely affect the demand for cruises and could harm our future sales and profitability

Demand for cruises and other vacation products has been and is expected to continue to be affected by the public’s attitude towards the safety of travel, the international political climate and the political climate of destination countries. Events such as the terrorist attacks in the United States on September 11, 2001 and the threat of additional attacks, the outbreak of hostilities or war, including the possibility of military action against Iraq, and national government travel advisories, or concerns that such hostilities or war might break out, together with the resulting political instability and concerns over safety and security aspects of travelling, have had a significant adverse impact on demand and pricing in the travel and vacation industry and may continue to do so in the future. Demand for cruises is also likely to be increasingly dependent on the underlying economic strength of the countries from which cruise companies source their passengers. Economic or political changes that reduce disposable income or consumer confidence in the countries from which we source our passengers may affect demand for vacations, including cruise vacations, which are a discretionary purchase. Decreases in demand could lead to price discounting which, in turn, could reduce the profitability of our business.

Changes under the Internal Revenue Code and applicable U.S. income tax treaties may adversely affect the U.S. federal income taxation of our U.S.-source shipping income

We believe that substantially all of the U.S.-source shipping income of P&O Princess and its subsidiaries qualifies for exemption from U.S. federal income tax, either under:

•	Section 883 of the Internal Revenue Code;

•	the U.S.-U.K. Income Tax Treaty; or

•	other applicable U.S. income tax treaties.

To date no final U.S. Treasury regulations or other definitive interpretations of the relevant portions of Section 883 have been promulgated, although regulations have been proposed. Any such final regulations or official interpretations could differ materially from our interpretation of this Internal Revenue Code provision and, even in the absence of differing regulations or official interpretations, the Internal Revenue Service might successfully challenge our interpretation. In addition, the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the trading volume or trading frequency of P&O Princess shares on the exchanges where they are listed, or with respect to the identity, residence, or holdings of P&O Princess’ direct or indirect shareholders that could affect the eligibility of certain members of the P&O Princess group otherwise eligible for the benefits of Section 883 to qualify for the benefits of the Section 883 exemption. Accordingly, it is possible that the members of the P&O Princess group whose tax exemption is based on Section 883 may lose this exemption. If any such corporation were not entitled to the benefit of Section 883, it would be subject to U.S. federal income taxation on a portion of its income, which would reduce the net income of such corporation.

As noted above, we believe that substantially all of the U.S.-source shipping income of P&O Princess and its UK resident subsidiaries qualifies for exemption from U.S. federal income tax under the U.S.-U.K. Income Tax Treaty. The U.S.-U.K. Income Tax Treaty has been renegotiated and signed but is pending ratification by the U.S.. We believe that substantially all of the U.S.-source shipping income of the companies referred to above should qualify for exemption from U.S. federal income tax under such treaty if, and as of when, the pending treaty comes into force.

These treaties may be abrogated by either applicable country, replaced or modified with new agreements that treat shipping income differently than under the agreements currently in force. If any of the corporations discussed in the paragraph above that currently qualify for exemption from U.S.-source shipping income under any applicable U.S. income tax treaty do not qualify for benefits under the existing treaties or the existing treaties are abrogated, replaced or materially modified in a manner adverse to the interests of any such corporation and, with respect to U.S. federal income tax only, such corporation does not qualify for Section 883 exemption, such corporation may be subject to U.S. federal income taxation on a portion of its income, which would reduce the net income of any such corporation.

We may not be able to obtain financing on terms that are favorable or consistent with our expectations

Our access to financing will depend on, among other things, the maintenance of strong long-term credit ratings. Our debt is currently rated “BBB” by Standard & Poor’s, “Baa3” by Moody’s and “BBB+” by FitchRatings.

We believe our current external sources of liquidity, including committed financings, and cash on hand, together with forecasted cash flows from future operations, will be sufficient to fund most or all of our capital projects, debt service requirements, dividend payments and working capital needs.

The forecasted cash flow from our future operations as well as our credit ratings may be adversely affected by various factors, including, but not limited to, declines in customer demand, increased competition, overcapacity, the deterioration in general economic and business conditions, terrorist attacks, ship incidents, adverse publicity and increases in fuel prices, as well as other factors noted under the “Risk Factors” and the “Important Note Regarding Forward Looking Statements” sections of this document. To the extent that we are required, or choose, to fund future cash requirements, including future shipbuilding commitments, from sources other than cash flow from operations, cash on hand and current external sources of liquidity, we will have to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. If we lose eligibility for inclusion in the FTSE 100, it may be more difficult for us to access the equity capital markets.

Our future operating cash flow may not be sufficient to fund future obligations, and we may not be able to obtain additional financing, if necessary, at a cost that meets our expectations. Accordingly, our financial results could be adversely affected.

Conducting business internationally may result in increased costs

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks including:

•	currency fluctuations;

•	interest rate movements;

•	the imposition of trade barriers and restrictions on repatriation of earnings;

•	political risks;

•	risk of increases in duties, taxes and governmental royalties; and

•	changes in laws and policies affecting cruising, vacation or maritime businesses or the governing operations of foreign-based companies.

If we are unable to address these risks adequately, our results of operations and financial condition could be adversely affected.

Accidents and other incidents at sea or adverse publicity concerning the cruise industry could affect our reputation and harm our future sales and profitability

The operation of cruise ships involves the risk of accidents, illness, mechanical failures and incidents at sea, which may bring into question passenger safety, health, security and vacation satisfaction and thereby adversely affect future industry performance. Incidents involving passenger cruise ships could occur and could adversely affect our future sales and profitability. In addition, adverse publicity concerning the vacation industry in general or the cruise industry or P&O Princess in particular could impact demand and, consequently, have an adverse impact on our profitability.

Operating, financing and tax costs are subject to many economic and political factors that are beyond our control, which may result in increases in our operating and financing costs

Some of our operating costs, including fuel, food, insurance and security costs, are subject to increases because of market forces and economic or political instability beyond our control. In addition, interest rates and our ability to secure debt or equity financing, including in order to finance the purchase of new ships, are dependent on many economic and political factors. Actions by U.S. and non-U.S. taxing jurisdictions could also cause an increase in our costs. Increases in operating, financing and tax costs could adversely affect our results because we may not be able to recover these increased costs through price increases of our cruise vacations.

Environmental legislation and regulations could affect operations and increase operating costs

Some environmental groups have lobbied for more stringent regulation of cruise ships. Some groups have also generated negative publicity about the cruise industry and its environmental impact. The U.S. Environmental Protection Agency (the “EPA”) is considering new laws and rules to manage cruise ship waste.

Our costs of complying with current and future environmental laws and regulations or liabilities arising from past or future releases of, or exposure to, hazardous substances or to vessel discharges, could increase the cost of compliance or otherwise materially adversely affect our business, results of operations or financial condition.

New regulation of health, safety and security issues could increase operating costs and adversely affect net income

We are subject to various international, national, state and local health, safety and security laws, regulations and treaties. IMO, which operates under the United Nations, has adopted safety standards as part of the SOLAS Convention, which is applicable to all of our ships. Generally SOLAS establishes vessel design, structural features, materials, construction and life saving equipment requirements to improve passenger safety and security.

In addition, ships that call on U.S. ports are subject to inspection by the U.S. Coast Guard for compliance with the SOLAS Convention and by the U.S. Public Health Service for sanitary standards. Our ships are also subject to similar inspections pursuant to the laws and regulations of various other countries our ships visit. Finally, the U.S. Congress recently enacted the Maritime Transportation Security Act of 2002 which implements a number of security measures at U.S. ports, including measures that relate to foreign flagged vessels calling at U.S. ports.

We believe that health, safety and security issues will continue to be areas of focus by relevant government authorities both in the U.S. and abroad. Resulting legislation or regulations, or changes in existing legislation or regulations, could impact our operations and would likely subject us to increasing compliance costs in the future.

Delays in ship construction and problems encountered at shipyards could reduce our profitability

The construction of cruise ships is a complex process and involves risks similar to those encountered in other sophisticated construction projects, including delays in completion and delivery. In addition, industrial actions and insolvency or financial problems of the shipyards building our ships could also delay or prevent the delivery of our ships under construction. These events could adversely affect our profitability. However, the impact from a delay in delivery could be mitigated by contractual provisions and refund guarantees we have obtained.

In addition, we have entered into forward foreign currency contracts to fix the cost in U.S. dollars of certain of our foreign currency denominated shipbuilding contracts. If any of the shipyards are unable to perform under the related contract, the foreign currency forward contracts related to that shipyard’s shipbuilding contracts would still have to be honored. This might require us to realize a loss on an existing contract without having the ability to have an offsetting gain on our foreign currency denominated shipbuilding contract, thus adversely affecting our financial results.

Risks related to the Proposed Carnival Transaction

We also face risks associated with the Proposed Carnival DLC Transaction. These risks will be described in detail in the documents posted to our shareholders in connection with the Proposed Carnival DLC Transaction, including a shareholder circular with respect to the extraordinary general meeting of P&O Princess and a joint Form S-4/F-4 with respect to the deemed exchange of P&O Princess shares in connection with the Proposed Carnival DLC Transaction and the Partial Share Offer (collectively, the “Shareholder Documents”). The Shareholder Documents will contain important information, including risk factors, with respect to the Proposed Carnival DLC Transaction, the Partial Share Offer and an investment in P&O Princess and investors and P&O Princess shareholders are strongly encouraged to read the Shareholder Documents when they are posted to shareholders.

ITEM 4. INFORMATION ON THE COMPANY

OUR COMPANY

We are an international cruise vacation company, with operations in North America, the United Kingdom, Germany and Australia. We are a leading provider of cruises to Alaska, the Caribbean, Europe, the Mediterranean, the Panama Canal and other locations (principally South America, the South Pacific, the Orient and India).

Historical background

P&O Princess was formed by the demerger of the cruise business of The Peninsular and Oriental Steam Navigation Company in October 2000. P&O Princess’ cruise business has had over 150 years of maritime history. From established positions in the United Kingdom and Australian cruise industries, P&O Princess improved its position in the North American cruise industry in the 1970s and 1980s through the acquisitions of Princess Cruises and Sitmar Cruises. Over the last decade, P&O Princess has grown mainly through new shipbuildings.

In the United Kingdom, we have a long history of passenger cruising which began in the 1840s and has included such well-known vessels as the Canberra. We have capitalized on the strength of the P&O Cruises brand with the successful introduction of four ships over the last seven years, two of which have been built specifically for the British market. In 2002 we announced the launch of a new United Kingdom cruise brand, Ocean Village, which is scheduled to commence operations in May 2003.

In 1999, we entered the German cruise industry with the acquisition of a majority stake in AIDA Cruises, which in its first seven years of operation has, according to commissioned third-party research, become one of the best known cruise products in Germany. In 2000, we acquired the remainder of AIDA Cruises and in 2002 commenced the operation of a new brand, A’ROSA, in Germany.

In October 2002, we acquired two of the former Renaissance Cruises vessels under a lease purchase structure.

Proposed DLC Transaction with Carnival

On November 20, 2001, P&O Princess announced that it had entered into agreements to combine with Royal Caribbean under a DLC structure. On December 13, 2001, Carnival submitted a proposal to the P&O Princess Board regarding an offer to acquire the entire issued share capital of P&O Princess, which was subsequently increased in January and February 2002. The Board carefully considered Carnival’s proposal and determined that it was not more favorable from a financial point of view to P&O Princess’ shareholders than the proposed transaction with Royal Caribbean and that there was reasonable doubt as to its deliverability. As a result, the Board determined P&O Princess could not negotiate with Carnival without breaching the agreements with Royal Caribbean.

In October 2002, after Carnival received all necessary regulatory clearances for its offer from the U.S. Federal Trade Commission and the European Commission, P&O Princess re-examined Carnival’s offer and, in particular, Carnival’s proposal to enter into a DLC transaction with P&O Princess as an alternative to its share acquisition offer. The Board determined that the Carnival DLC proposal was more favorable from a financial point of view to P&O Princess shareholders than the Royal Caribbean DLC combination and was reasonably likely to be consummated since all regulatory clearance had been obtained. As a result, P&O Princess was then willing and able to enter into talks with Carnival to discuss its DLC proposal.

On October 24, 2002, following negotiations with P&O Princess, Carnival announced the terms of a pre-conditional proposal to enter into a DLC transaction with P&O Princess. On October 25, 2002, the Board announced that it was withdrawing its recommendation of the Royal Caribbean DLC transaction. The

Board also announced on October 25, 2002 that P&O Princess had entered into a Termination Agreement with Royal Caribbean which, upon payment of the agreed fee of $62.5 million, terminated the Royal IA immediately, terminated the Joint Venture Agreement on January 1, 2003, subject to there being no change of control of P&O Princess prior to that date, and provided mutual releases from liabilities arising under the two agreements. On January 2, 2003, P&O Princess announced that the joint-venture agreement had been terminated.

On January 8, 2003, P&O Princess and Carnival signed an Implementation Agreement to implement the Proposed Carnival DLC Transaction. The Board announced that it had agreed and recommended the proposal to enter into a DLC transaction with Carnival. The Board’s recommendation of the Proposed Carnival DLC Transaction and our entry into the implementation agreement with Carnival satisfied the remaining pre-conditions to Carnival’s DLC proposal.

We expect to convene an extraordinary general meeting in April for our shareholders to consider and vote on the Proposed Carnival DLC Transaction (the “P&O Princess EGM”). Detailed information on the Proposed Carnival DLC Transaction and the Partial Share Offer, including details of the P&O Princess EGM, will be included in the Shareholder Documents posted to P&O Princess shareholders. P&O Princess shareholders are strongly encouraged to read the Shareholder Documents.

For more information about the Proposed Carnival DLC Transaction, see “Item 10. Additional Information – Our Proposed DLC Transaction with Carnival” on page 79, and for more information about the termination agreement with Royal Caribbean, see “Item 10. Additional Information – Termination Agreement with Royal Caribbean” on page 82.

OUR BUSINESS

As of January 31, 2003, we had a fleet of 20 ocean cruise ships and two river vessels with an aggregate capacity of 33,100 lower berths. As of that date we also had an additional five ocean cruise ships and two river vessels on order with an aggregate capacity of 12,080 lower berths scheduled for delivery during the next two years. We have also announced the withdrawal of the chartered Minerva from our fleet in April 2003 and its replacement at that date by the former Renaissance Cruises vessel, R8, which has been renamed Minerva II, also under a charter arrangement.

We have some of the most widely recognized brands in the cruise industry, including:

North America

•	Princess Cruises – Princess Cruises is the third largest cruise line in North America, in terms of berths, and is one of the best-known cruise brands. The brand targets experienced cruisers and travellers and draws its passengers primarily from North America. Princess has a destination focus and is a leading provider of cruises to Alaska, Europe, the Panama Canal and other exotic locations. The Princess fleet has a wide variety of dining and entertainment options onboard and has an industry leading proportion of balconied cabins. The scheduled program of fleet modernization and the introduction of new ships will increase the proportion of balconied cabins from 39% to 52% between December 31, 2001 and December 31, 2003 and will reduce the weighted average berth age of the fleet from 6.4 to 5.4 years over the same period. Princess also provides tour and shore excursion programs and is the leading Alaska cruise tour operator with five wilderness lodges located throughout Alaska.

Europe and Australia

•

P&O Cruises – P&O Cruises is the largest cruise operator in the UK by number of berths and the best-known cruise brand in the United Kingdom. The fleet consists of Aurora, Oriana, Arcadia and Oceana. P&O Cruises offers cruises to the Mediterranean, the Baltic and Norwegian Fjords, the Caribbean as well as around the world voyages. The P&O Cruises fleet is undergoing a period of significant change. Oceana was introduced in November 2002, replacing Victoria. Adonia will be introduced to the fleet in May 2003, following the transfer of Arcadia to our new brand, Ocean Village. Between December 31, 2001 and December 31, 2003 the weighted average berth age of the fleet should decrease from 10.1 years to 5.3 years and the proportion of cabins with balconies in the fleet should increase from 19% to 35%.

•	Swan Hellenic – Swan Hellenic operates a program of discovery cruises and tours. Itineraries include the Mediterranean, Arabia, India and the Far East. The introduction of the 2001 built Minerva II from April 2003 to replace the existing ship, Minerva, will provide more choice for customers. Over two thirds of Minerva II’s cabins have balconies – a much higher proportion than the current ship and with its faster service speed, the new ship will be able to offer a wider range of destinations in its discovery itineraries.

•	Ocean Village – Ocean Village is a new cruise brand which has been established to provide informal, contemporary and affordable holidays at sea. Its cruise product will emphasise informality, health and well-being. The brand is specifically targeted at the wider holiday market and is designed to appeal primarily to 35-55 year olds. Ocean Village will provide a dedicated fly cruise product for the UK market from May 2003. The 2003 summer season itineraries will offer one and two-week Mediterranean cruises, together with cruise and stay holidays, and the 2003/2004 winter season itineraries will offer one and two week Caribbean cruises, together with cruise and stay holidays.

•	AIDA – AIDA is one of the best-known brands in the German cruise industry. With its two club ships, AIDAcara and AIDAvita, AIDA offers cruises to the Mediterranean, Canary Islands and Caribbean. AIDA’s style of cruising is referred to as “club cruising” and has an emphasis on informality and activity. AIDA caters exclusively to German speaking passengers and the brand targets younger package holiday customers – around 65% of whom are first time cruisers.

•	A’ROSA – A’ROSA is a new destination oriented brand catering exclusively to German-speaking customers. The A’ROSA fleet comprises, one ocean cruise ship, A’ROSA BLU, and two river cruise vessels. The 1,590 berth A’ROSA BLU provides cruises to the Baltic, Canary Islands, the Mediterranean and the Caribbean. The two 200 berth river cruise vessels offer 7 day and 14 day cruises on the Danube.

•	P&O Cruises (Australia) – P&O Cruises (Australia) is a cruise brand that caters to Australians. Its contemporary product, Pacific Sky, offers 7 night and 14 night cruises from Sydney to Vanuatu, New Caledonia, Fiji and New Zealand. Pacific Sky is the most modern ship deployed full time in Australia. Pacific Princess operates for half of the year as part of P&O Cruises Australia and offers a premium cruise product from Sydney to French New Caledonia and elsewhere in the South Pacific. One of the best known operators in the Australian cruise industry, P&O Cruises is a leading provider of round trip cruises from Sydney.

In addition, we own P&O Travel, a business-to-business travel agency, which is also responsible for the purchasing of part of our air travel requirements.

The vacation markets within which we operate

We provide cruise vacations in some of the largest vacation markets in the world: North America, the United Kingdom and Germany. A brief description of the principal vacation regions in which we operate is provided below.

North America

The largest vacation market in the world is North America. According to CLIA, approximately 7.4 million North American passengers took cruises for two consecutive nights or more in 2002.

Estimates of North American-sourced cruise passengers and the number of lower berths marketed in North America compiled by CLIA from 1997 to 2002 are set out below:

Calendar Year	North American Cruise Passengers(1)	Lower Berths Marketed to North Americans(2)
1997	5,051,000	118,000
1998	5,428,000	138,000
1999	5,894,000	149,000
2000	6,882,000	166,000
2001	6,906,000	176,000
2002	7,400,000	193,000

(1)	Based on passengers carried for at least two consecutive nights for the calendar year (2002 estimates are preliminary).
(2)	As of the end of the calendar year. These figures include some ships which are marketed in North America and elsewhere.

The principal itineraries visited by North American cruise passengers in 2002 were the Caribbean, the Bahamas and Mexico. In addition, North American cruise passengers visited Alaska, Europe, the Mediterranean, Bermuda, the Panama Canal and other exotic locations, including South America, Africa, the South Pacific, the Orient and India.

Based on the number of ships that are currently on order worldwide and scheduled for delivery between 2003 and 2006, we expect that the net capacity serving North American consumers will increase significantly over the next several years. Projections compiled by CLIA indicate that by the end of 2003, 2004 and 2005, North America will be served by 187, 197 and 199 ships, respectively, having an aggregate passenger capacity of approximately 213,000, 236,000, and 240,000 lower berths, respectively. These figures include some ships that are expected to be marketed in North America and elsewhere. CLIA’s estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships’ passengers are predominantly sourced and, accordingly, could indicate a higher percentage growth in North American capacity than will actually occur. Nonetheless, we expect that net capacity serving North American-sourced cruise passengers will increase over the next several years.

Europe

We estimate that Europe is one of the largest vacation markets, but cruising in Europe has achieved a much lower penetration rate than in North America. We estimate that approximately 2.3 million European-sourced passengers took cruise vacations in 2002 compared to approximately 7.4 million North American-sourced passengers. However, from 1990 to 2002, the number of cruise passengers sourced from Europe has been growing faster than the number of cruise passengers sourced from North America. From 1997 through 2001, the rate at which Europeans took a cruise grew at a compound annual growth rate of 12 percent compared to an 8 percent growth rate with respect to North Americans. With respect to the European countries from which the most cruise passengers are sourced from 1997 through 2001 the compound annual growth rate in cruise passengers was 10 percent in the UK, 14 percent in France, 8 percent in Germany and 11 percent in Italy. Cruise vacation companies are continuing to expand their offerings in Europe. For example, more cruise vacations were marketed to European passengers in 2002 than in 2001. We expect that a number of new or existing ships will be introduced into Europe over the next several years.

United Kingdom

The U.K. is one of the largest sources for cruise passengers in the world. According to G.P Wild (International) Limited, approximately 0.8 million U.K. passengers took cruises in 2001. Cruising was relatively under developed as a vacation option for U.K. consumers until the mid-1990s, but since then there has been strong growth in the number of cruise passengers sourced from the U.K The number of U.K. cruise passengers increased by a compound annual growth rate of approximately 10 percent between 1997 and 2001. The main destination for U.K. cruise passengers is the Mediterranean. Other popular destinations for U.K. cruise passengers include the Caribbean, the Atlantic Islands, including the Canary Islands and the Azores, and Scandinavia.

Germany

Germany is one of the largest sources for cruise passengers in continental Europe with approximately 0.4 million cruise passengers in 2001. Germany exhibited a compound annual growth rate in the number of cruise passengers carried of approximately 8 percent. between 1997 and 2001. We believe that German cruising is an underdeveloped region for the cruise industry. The main destinations visited by German cruise passengers are the Mediterranean and the Caribbean. Other popular destinations for German cruise passengers include Scandinavia and the Atlantic Islands.

Australia

Cruising in Australia is relatively small but well established. We estimate that approximately 0.1 million Australians took cruise vacations in 2001. Cruising in Australia is mainly comprised of Sydney round-trip cruises, and a smaller fly-cruise option.

Characteristics of the Cruise Industry

Strong growth

The world’s principal cruise markets have experienced significant growth in recent years. The number of new cruise ships currently on order from shipyards indicate that the growth in supply of cruise capacity is set to continue for a number of years. As a result of this continuing growth in supply, continued growth in demand across the industry, particularly in North America, will be required in order to take up this increase in supply. Given the historical growth rate of cruising and the relative low penetration levels in major vacation markets, we believe that there are significant areas for growth. However, in order for demand to meet available capacity, for the past few years there has been pressure on cruise pricing. See “Risk Factors” beginning on page 10.

Wide appeal of cruising

Cruising appeals to a wide demographic range of passengers. Industry surveys estimate that the principal passengers for cruising in North America (defined as households with income of $40,000 or more headed by a person who is at least 25 years old) now comprise approximately 128 million people. About half of these individuals have expressed an interest in a cruise as a vacation alternative.

Relatively Low Penetration levels

North America has the highest cruising penetration rates per capita. Nevertheless, CLIA estimates that only 15 percent of the U.S. population has ever taken a cruise. In the United Kingdom, where there has been significant expansion in the number of cruise passengers carried over the last five years, cruising penetration levels per capita are only approximately three-fifths of those of North America. In the principal vacation markets in continental Europe, cruising penetration levels per capita are approximately one-fifth of those in North America. Elsewhere in the world cruising is at an early stage of development and has far lower penetration rates.

Satisfaction rates

Cruise passengers tend to rate their overall satisfaction with a cruise-based vacation higher than comparable land-based hotel and resort vacations. In North America, industry studies indicate that cruise passengers experience a high level of satisfaction with their cruise product, with 69 percent of cruisers finding the value of the cruise vacation experience to be as good as, or better than, the value of other vacations.

Our Strategy

As described above, on January 8, 2003, our Board recommended the Proposed Carnival DLC Transaction. The strategy of the Combined Group after the expected completion of the Proposed Carnival DLC Transaction will be described in detail in the Shareholder Documents to be posted to P&O Princess shareholders. P&O Princess shareholders are strongly encouraged to read the Shareholder Documents.

Our Brands and Products

We have some of the most widely recognized brands in the cruise industry. An overview of each brand is provided below.

Princess Cruises

Fleet deployment and market position

We currently have a fleet of 11 cruise ships under the Princess Cruises brand in North America. In 2002, Princess Cruises carried approximately 850,000 passengers. Princess Cruises’ passengers come mainly from North America, but are also sourced from elsewhere, including the United Kingdom. In January 2002, Princess took delivery of Star Princess which commenced passenger carryings in February 2002. In October 2002, P&O Princess took delivery of the former Renaissance Cruises vessels, R3 and R4, which were acquired in August 2002 under a lease purchase structure and renamed Pacific Princess and Tahitian Princess respectively. Pacific Princess entered passenger service in November 2002 and is the first P&O Princess ship to operate a split deployment between brands. In the period to April 2003 she will offer cruises to Australians under the P&O Cruises brand and from May to November 2003, will be marketed mainly to North Americans under the Princess Cruises brand. Tahitian Princess commenced passenger carryings under the Princess brand in December 2002. Coral Princess entered passenger service in January 2003 and Island Princess, after a slight delay in construction, is expected to enter passenger service in July 2003.

Ocean Princess left the Princess fleet in October 2002 and was transferred to P&O Cruises in the United Kingdom (and renamed Oceana) and the 1971-built Pacific Princess left the P&O Princess fleet in November 2002. Sea Princess is scheduled to be transferred to the P&O Cruises fleet in the United Kingdom in the second quarter of 2003, where she will be renamed Adonia.

The planned Winter 2002/2003 and Summer 2003 deployment for vessels in the Princess fleet is shown in the table below.

Vessel	Year of delivery	Capacity (lower berths)	Winter 2002/2003	Summer 2003
Royal Princess	1984	1,200	Exotics(1)	Europe
Regal Princess	1991	1,590	Exotics(1)	Europe
Sun Princess	1995	2,020	Panama Canal, Mexico/Hawaii	Alaska
Dawn Princess	1997	2,000	Caribbean	Alaska

Vessel	Year of delivery	Capacity (lower berths)	Winter 2002/2003	Summer 2003
Grand Princess	1998	2,590	Caribbean	Caribbean(6)
Sea Princess(2)	1998	2,010	Caribbean	n/a
Pacific Princess(3)	1999	670	n/a	Alaska
Tahitian Princess(4)	1999	670	Exotics(1)	Exotics(1)
Golden Princess	2001	2,600	Caribbean	Europe
Star Princess	2002	2,600	Mexico	Alaska
Coral Princess	2002	1,970	Panama Canal	Alaska
Island Princess(5)	2003	1,970	n/a	Alaska

(1)	Principally Tahiti, South America, the South Pacific, the Orient and India.
(2)	Due to be transferred to P&O Cruises in the United Kingdom in the second quarter of 2003 and renamed Adonia.
(3)	Former Renaissance Cruises’ vessel R3, delivered pursuant to a lease purchase structure in October 2002. The ship commenced passenger operations in Australia in November 2002, and will be deployed under the Princess Cruises brand from May 2003 to November 2003.
(4)	Former Renaissance Cruises’ vessel R4, delivered pursuant to a lease purchase structure in October 2002. The ship commenced passenger operations in December 2002.
(5)	Due to enter passenger service in July 2003.
(6)	Vessel redeployment from Europe to the Caribbean announced in February 2003.

Princess Cruises is the third largest cruise vacation brand in North America measured in terms of berths and is a leading provider of cruises to Alaska, Europe, the Panama Canal and other exotic locations (principally South America, the South Pacific, the Orient and India). Princess Cruises refers to these as the destination trades. Operating cruises to these destinations and providing suitable tour and shore excursion programs requires a complex supply and logistics organization, and Princess Cruises has extensive experience in providing this type of cruising. Princess Cruises is also a leading provider of cruises to the Caribbean.

Princess Cruises also operates a private destination port of call known as “Princess Cays” on the Bahamian Island of Eleuthera which features retail outlets, watersports, beach and sports facilities, restaurants, bars and other amenities.

Brand and product positioning

The quality of the Princess Cruises fleet has allowed Princess Cruises to retain a leading position in the destination trades of Alaska, Europe, the Panama Canal, and other exotic locations, (principally South America, the South Pacific, the Orient and India) as well as to expand in the Caribbean trade.

In 1995 Princess Cruises introduced Sun Princess, the first of a class of vessel characterized by a high proportion of balcony cabins and a wide choice of dining, entertainment and other activities.

Between 1997 and 2000, Princess Cruises introduced three sister ships to Sun Princess, namely, Dawn Princess, Sea Princess and Ocean Princess. The Sun Princess class was followed in 1998 by the Grand Princess design that further developed and pioneered the concept of providing choice and a personalized experience for cruise passengers. Golden Princess, the first of the sister ships to Grand Princess, commenced operation in May 2001, and Star Princess, the second sister ship to Grand Princess commenced passenger operation in February 2002, as the first mega ship to be dedicated to the West Coast of North America.

Coral Princess, a new class of maxi-ship able to transit the Panama Canal entered passenger service in January 2003 and her sister ship, Island Princess, is scheduled to enter passenger service in July 2003. Approximately 75 percent of cabins on these ships have balconies.

P&O Princess has two new mega-ships under construction at Mitsubishi Heavy Industries’ Nagasaki shipyard, which are scheduled to join the Princess Cruises brand as Diamond Princess and Sapphire Princess. On each of these ships, over 70 percent of the cabins will be outside cabins and more than 75 percent of these will have private balconies. In October 2002, a major fire broke out on board one of the ships while under construction in the shipyard. The two ships from the yard will now be delivered in February and May 2004, respectively. The first will have its inaugural season in Mexico and the second ship will be based in Seattle for roundtrip Alaska cruises. The 3,100 lower berth Caribbean Princess is also expected to join the fleet in the second quarter of 2004.

In addition, two of the former Renaissance Cruises vessels, R3 and R4, joined the fleet as Pacific Princess and Tahitian Princess, respectively, in October 2002. These ships have similar features to the other vessels in the Princess fleet with over two thirds of the cabins on each ship having balconies, and with the ships incorporating a wide variety of dining alternatives. The Princess fleet includes a choice of small, medium-sized and large vessels appealing to a wide range of passenger tastes.

The changes described above will improve the overall quality of the Princess fleet and will give its customers a broader choice of amenity filled ships. The proportion of balconied cabins across the Princess fleet should increase from 39 percent on December 31, 2001 to 52 percent on December 31, 2003. The weighted average berth age of the fleet should fall from 6.4 years to 5.4 years over the same period. P&O Princess believes that these changes will also improve the cost structure of its fleet.

Princess Cruises has continued to innovate and improve its product. Princess has introduced a number of ways to give its passengers more opportunities to customise their holiday experience. The introduction of “Personal Choice” cruising has been very well received by passengers and continues to differentiate its product. A key part of this has been Personal Choice Dining, which Princess has rolled out across much of its fleet. This is a flexible dining program, which gives passengers freedom to choose between a restaurant style dining option and the more traditional cruise experience of dining at an assigned time, in an assigned restaurant with the same dining partners and waiting staff throughout the cruise. The Princess Cruises website (www.princess.com) includes a cruise personalizer enabling passengers to pre-book their shore excursions and customise other aspects of their cruise.

Princess Cruises has a customer awareness program called CRUISE (“Courtesy, Respect, Unfailing in Service Excellence”) which is designed to educate and motivate staff to provide the highest levels of customer service.

The cruise-tour experience

Princess Cruises provides combined cruise and land-based tours in Alaska. Princess Cruises also offers cruise tours in a variety of other locations worldwide, including the Orient, Africa, South America, Australia and Europe.

Princess Cruises is a leading Alaska cruise and cruise-tour operator offering cruise itineraries that extend far north into the Gulf of Alaska beyond Glacier Bay to locations such as College Fjord and Seward. From Seward, customers can choose from a large selection of land-based tours, including excursions into the Denali National Park and tours of the interior of Alaska. Princess Cruises also offers tours of the Canadian Rockies.

Princess Cruises operates five lodges located throughout Alaska with a total of approximately 1,100 rooms. All of these properties are situated beside rivers and are properties that have been built to provide Princess Cruises’ cruise tour passengers with a comfortable “wilderness lodge” experience. The most recently built lodge, the Copper River Wilderness Lodge in the Wrangell-St. Elias region of Alaska, opened in May 2002.

Customers generally travel to these lodges by Princess Cruises’ Midnight Sun Express ULTRA DOME rail cars which offer excellent all-around views of the terrain and mountains and a fine dining experience.

Princess Cruises currently operates ten ULTRA DOME rail cars. Princess Cruises also employs a fleet of over 220 tour buses, which it uses to provide tours and transportation. Princess Cruises offers a variety of further recreation options to its customers that include hiking, horseback riding, river rafting, sightseeing and visits to local places of interest.

P&O Cruises

Fleet deployment and market position

We currently operate a fleet of four cruise ships serving U.K. cruise passengers under the P&O Cruises brand. In 2002, P&O Cruises carried approximately 154,000 passengers, sourced almost exclusively from the United Kingdom. In the United Kingdom, P&O Cruises is the largest cruise operator by number of berths. In November 2002, Oceana (formerly Ocean Princess) joined the fleet from Princess Cruises, replacing Victoria which left the fleet in the same month. Adonia (currently Sea Princess) is scheduled to join the P&O Cruises fleet in May 2003. She will replace Arcadia which is scheduled to leave the P&O Cruises fleet in March 2003 to join the new U.K. brand Ocean Village. The planned Winter 2002/2003 and Summer 2003 deployment for the vessels in the P&O Cruises fleet is shown in the table below.

Vessel	Year of Delivery	Capacity (lower berths)	Winter 2002/2003	Summer 2003
Arcadia(1)	1989	1,450	Caribbean/Exotics	n/a
Oriana	1995	1,830	Around the World	Europe
Aurora	2000	1,870	Around the World	Europe
Oceana	2000	2,020	Caribbean	Europe
Adonia(2)	1998	2,010	n/a	Europe

(1)	In March 2003 Arcadia is scheduled to leave the fleet in preparation for its transfer to the new Ocean Village brand.
(2)	Adonia is scheduled to enter the U.K. fleet from the Princess Cruises fleet in May 2003.

P&O Cruises also acts as a general sales agent for Princess Cruises in the U.K.

Brand and product positioning

P&O Cruises introduced Oriana in 1995 and Aurora in 2000, making it one of the only cruise operators to have recently designed and built new vessels exclusively for U.K. cruise passengers. In November 2002, Oceana (formerly Ocean Princess) entered the P&O Cruises fleet, having been refitted and tailored to meet the tastes and preferences of U.K. passengers. She will be followed in May 2003 by Adonia, which is currently sailing in the Princess fleet as Sea Princess. These new and transferred vessels have a wider choice of dining and entertainment options and a higher proportion of cabins with balconies than other ships specifically directed at U.K. cruise passengers. They have enabled P&O Cruises to continue to develop a modern style of cruising for U.K. cruise passengers, with a welcoming atmosphere and an emphasis on the attributes of “Britishness”, “professionalism” and “style”. Market studies indicate that these elements have appealed strongly to the British market and have further developed P&O Cruises’ reputation for quality and reliability. P&O Princess believes that the more modern positioning has enabled P&O Cruises to increase its appeal to younger and family passengers as well as to older and more traditional British customers. Each of the ships in the fleet has its own distinctive product positioning including one ship (currently Arcadia and from second quarter 2003, Adonia) entirely dedicated to adults. The fleet changes described above will further improve the quality of the P&O Cruises’ fleet. For instance, between December 31, 2001 and December 31, 2003, the weighted average berth age of its fleet should decrease from 10.1 years to 5.3 years and the proportion of cabins with balconies in the fleet should increase from 19 percent to 35 percent.

During 2001, P&O Cruises introduced bistro-style dining options onto all its U.K. ships, giving its passengers increased flexibility and choice. P&O Princess in the U.K. also successfully introduced the CRUISE customer service program on its ships and ashore. The Mayflower Cruise Terminal in Southampton, P&O Cruises’ home port, is currently being redeveloped to cater for the planned expansion in the business.

Swan Hellenic

Swan Hellenic is a specialist provider of “discovery cruises” operating the cruise vessel Minerva with itineraries throughout Europe, India and the Orient. In 2002, Minerva carried approximately 7,500 passengers. This product is intended to appeal to passengers seeking to discover more about the destinations they are visiting. During these cruises, experts give talks and demonstrations to enhance the discovery experience.

In March 2002, we announced that Swan Hellenic had chartered the former Renaissance Cruises vessel R8, which has been re-named Minerva II, to replace the existing ship, Minerva. Minerva II, which was built in 2001, has 676 lower berths and is expected to start operations under the Swan Hellenic brand in April 2003, when the current charter for Minerva ends. Over two thirds of Minerva II’s cabins have balconies, compared with only 7 percent on the current ship. With its faster service speed, the new ship will also be able to offer a wider range of destinations and itineraries.

Ocean Village

We believe there is strong potential for growth in cruising within the United Kingdom, and announced in April 2002 the creation of a new brand, Ocean Village, which will target a young and active customer base, with the aim of further expanding the appeal of cruising within the United Kingdom.

Initially, Ocean Village will have one ship, providing a dedicated fly-cruise product for the United Kingdom from May 2003. The ship, currently called Arcadia and part of the P&O Cruises UK fleet, will undergo a refit to provide 1,610 lower berths (increased from the existing 1,450 lower berths), eight bars, an internet cafe and a bistro endorsed by the TV chef, James Martin. She will provide a cruise experience designed for British passengers, with a relaxed contemporary atmosphere and an emphasis on informality, health and well-being. The 2003 summer season itineraries will offer one and two-week Mediterranean cruises, together with cruise and stay holidays, based on two alternating seven night itineraries sailing from Palma, Majorca. In Winter 2003/2004 the ship will offer one and two-week Caribbean cruises, together with cruise and stay holidays, based on two alternating seven night itineraries sailing from Barbados.

AIDA

Fleet deployment and market position

We currently operate two ships under the AIDA brand. In 2002, AIDA carried approximately 76,000 passengers sourced from German-speaking countries, the majority of whom came from Germany. AIDA provides European summer and Caribbean and Canary Island winter cruises. In May 2002 the 1,270 lower berth newbuild AlDAvita was added to the fleet and her sister ship, AlDAaura, is scheduled for delivery in April 2003.

Brand and product positioning

AIDA is designed for, and caters exclusively to, German-speaking passengers. AIDA’s marketing is targeted at 20-50 year old package vacation customers who would otherwise typically take a land-based vacation. We refer to AIDA’s style and concept of cruising as “club cruising”. Club cruising is a more casual but sophisticated cruise experience with an emphasis on lifestyle, informality, friendliness and activity. Spa areas and high quality, but informal, dining options characterize the experience on board the vessels.

A’ROSA

In July 2001, we launched A’ROSA, a new consumer cruise brand in Germany with a destination-focused product in a German-speaking environment. A’ROSA BLU, previously the Crown Princess, was refitted to meet German tastes and the requirements of the A’ROSA brand and commenced operational service in June 2002. A’ROSA BLU was deployed in the Baltic and the Mediterranean in Summer 2002 and is scheduled to be deployed to the Caribbean and Canary Islands in Winter 2002/2003. In 2002, A’ROSA BLU carried approximately 28,000 passengers. Regal Princess is currently expected to be transferred from the Princess fleet in North America to the A’ROSA fleet in the second quarter of 2004.

In addition, we operate A’ROSA Bella and A’ROSA Donna, two river cruise vessels of 200 berths each, built in 2002. As of January 31, 2003, we had two further river vessels on order, A’ROSA Mia, which was delivered in February 2003 and is expected to enter operational service in April 2003, and an as yet unnamed vessel due in Spring 2004.

P&O Cruises (Australia)

Fleet deployment and market position

We operate the cruise ship Pacific Sky serving Australian cruise passengers under the P&O Cruises (Australia) brand and provides Sydney round-trip itineraries to Vanuatu, New Caledonia and Fiji lasting nine days or more. In 2002, Pacific Sky carried approximately 58,000 passengers. P&O Cruises (Australia) is one of the leading Australian cruise operators and has the largest share of the Sydney round-trip trade, which is the most popular type of cruise among Australians. The Pacific Sky is the most modern ship deployed full time in Australia. In 2002 Pacific Sky also offered a number of round-trip cruises from Auckland for New Zealand passengers for the first time and the success of this has ensured a planned repeat deployment in 2003.

In October 2002, we took delivery of the former Renaissance Cruises vessel R3 and renamed her Pacific Princess. Pacific Princess entered passenger service in November 2002 and is the first P&O Princess ship to operate a split deployment. In 2002, Pacific Princess carried approximately 3,000 passengers. In the period to April 2003 she will be homeported in Sydney and will offer cruises to Australians sailing to French New Caledonia and elsewhere in the South Pacific. From May to November 2003, the vessel will be marketed mainly to North Americans under the Princess Cruises brand.

With the addition of the Pacific Princess to Pacific Sky, P&O Cruises in Australia will increase its capacity by approximately 30 percent and will provide products designed to appeal to a wide range of Australian consumer tastes.

Brand and product positioning

P&O Cruises (Australia) provides a contemporary experience on Pacific Sky. The product on this ship is designed to appeal to Australians and to have a fun and youthful image and passengers’ experience on board the vessel is intended to be casual and relaxed. P&O Cruises prices the product at a level which is intended to be affordable, accessible and good value for money. P&O Cruises (Australia) offers a premium product on Pacific Princess, designed to appeal to a more experienced cruise passenger.

P&O Travel

In addition, we own P&O Travel, a business-to-business travel agency, which is also responsible for the purchasing of part of P&O Princess’ air travel requirements.

P&O Princess fleet

As of January 31, 2003, our fleet consisted of 20 ocean cruise ships and two river vessels with an aggregate capacity of 33,100 lower berths. As of that date our ocean cruise fleet had an average vessel age (weighted by berths) of 6.1 years, an average vessel size of approximately 1,635 lower berths and 38 percent of its cabins had private balconies.

The majority of our fleet flies the British flag, known as the Red Ensign, and is registered in the United Kingdom or Bermuda. We believe that ships flying the Red Ensign are expected to meet high standards for ship operation and crew training.

The following table includes summary information concerning the ships in our fleet as of January 31, 2003 and their registry, year of delivery, gross tonnage and capacity:

Vessels	Registry	Year of delivery	Gross Tonnage	Capacity (lower berths)
North America
Royal Princess	U.K.	1984	45,000	1,200
Regal Princess(1)	U.K.	1991	70,000	1,590
Sun Princess	U.K.	1995	77,000	2,020
Dawn Princess	U.K.	1997	77,000	2,000
Grand Princess	Bermuda	1998	109,000	2,590
Sea Princess(2)	U.K.	1998	77,000	2,010
Pacific Princess(3)	Gibraltar	1999	30,000	670
Tahitian Princess(4)	Gibraltar	1999	30,000	670
Golden Princess	Bermuda	2001	109,000	2,600
Star Princess	Bermuda	2002	109,000	2,600
Coral Princess	Bermuda	2002	92,000	1,970

United Kingdom
Arcadia(5)	U.K.	1989	64,000	1,450
Oriana	U.K.	1995	69,000	1,830
Minerva(6)	Bahamas	1996	13,000	360
Aurora	U.K.	2000	76,000	1,870
Oceana	U.K.	2000	77,000	2,020

Germany
AIDAcara	U.K.	1996	39,000	1,190
AIDAvita	U.K.	2002	42,000	1,270
A’ROSA BLU	U.K.	1990	70,000	1,590

Germany (river boats)
A’ROSA DONNA	Germany	2002	3,500	200
A’ROSA BELLA	Germany	2002	3,500	200

Australia
Pacific Sky	U.K.	1984	46,000	1,200

Total				33,100

(1)	Currently expected to be transferred to A’ROSA in the second quarter of 2004.
(2)	To be transferred to P&O Cruises in the U.K. in the second quarter of 2003 and renamed Adonia.

(3)	Former Renaissance Cruises’ vessel R3, delivered pursuant to a lease purchase structure in October 2002. The ship commenced passenger operations in November 2002 and operates on a split deployment between Princess Cruises and P&O Cruises (Australia).

(4)	Former Renaissance Cruises’ vessel R4, delivered pursuant to a lease purchase structure in October 2002. The ship commenced passenger operations in December 2002.

(5)	In March 2003, Arcadia is scheduled to leave the P&O Cruises UK fleet. Following a refit which will result in the creation of an additional 160 lower berths, she will commence sailings under the Ocean Village brand in May 2003.

(6)	Chartered. To be withdrawn from the fleet in April 2003 and replaced by the charter of Minerva II.

Vessel safety and reliability

We have introduced a number of features and measures on our ships operating out of North America and the United Kingdom to enhance the safety and protect the value of these vessels which surpass the operating and safety systems required by international laws and regulations. See “Regulation of the Cruise Industry” below. Such features include equipping ships with voyage event recorders and comprehensive back-up systems, the presence of which helps to reduce the likelihood of breakdowns or other interruptions. We believe these features and measures have resulted in low unscheduled out-of-service periods for our fleet and we have also received a number of awards for our environmental and safety policies.

Waste management and energy efficiency

P&O Princess is committed to helping to conserve the natural environment. To minimize harmful impacts that may be associated with our wastes and discharges, we have sought to adopt more efficient operational and management practices and to equip our ships with improved treatment technologies.

Managing our fossil fuel consumption and associated air emissions is of prime importance. We strive to reduce emissions levels through investing in the development of new technologies and through effective fuel management programs.

The majority of our ships under construction are being fitted with environmentally cleaner engines designed to reduce nitrogen oxide and particulate emissions. Coral Princess is the first in the series of newbuilds to be in operation with these environmental technologies. Island Princess, Diamond Princess and Sapphire Princess will also be fitted with similar environmentally friendly technologies. We are working with leading engine manufacturers to develop systems in order to enable control technologies to be retrofitted to other newbuilds and older vessels in the fleet.

Our shore power system in Juneau, Alaska has been operating successfully and we have now equipped six ships in our fleet with the appropriate connections. While in port, the connected ship is able to turn off its diesel generators and boilers and run all onboard services from surplus hydroelectric power and from a shore based boiler, thereby cutting smoke emissions and fuel consumption.

Control of our sea emissions is also of primary importance and we continue to promote the development of innovative systems and processes to treat our ballast, bilge and wastewaters. P&O Princess was one of the first cruise companies to trial and install technologies for effectively treating ballast water, with three of our ships now operating and testing various system designs. It is now also company policy that all ships are fitted with internationally approved coalescing and centrifugal oily water separators. In addition, we are implementing a program of fitting bio-membrane wastewater treatment technology systems to our new and existing ships.

P&O Princess also places a high priority on minimizing and responsibly managing waste production and on ensuring that we have in place effective waste management standards as well as waste sorting and segregation policies. Our waste minimization initiatives include the use of digital x-ray equipment and water-based chemical dry-cleaning systems together with a program to reduce the number of chemicals used on board.

Cruise ship construction

As of January 31, 2003, we had five cruise ships on order, information on which is provided below:

Vessel	Capacity (lower berths)	Yard	Estimated delivery date
AIDAaura	1,270	Aker Werft	Second quarter 2003
Island Princess	1,970	Chantiers de l’Atlantique	Second quarter 2003
Diamond Princess(1)	2,670	Mitsubishi	First quarter 2004
Sapphire Princess(2)	2,670	Mitsubishi	Second quarter 2004
Caribbean Princess	3,100	Fincantieri	Second quarter 2004

(1)	Formerly due to be named Sapphire Princess
(2)	Formerly due to be named Diamond Princess

No assurance can be made that the vessels under construction will be introduced into service by the estimated delivery date.

With respect to our German operations, as of January 31, 2003, we had two further river cruise vessels of 200 berths each on order, the first of which was delivered in February 2003 and the second to be delivered in Spring 2004.

The ship that was previously due to be named Diamond Princess (and which will now be named Sapphire Princess), currently under construction in Mitsubishi Heavy Industries’ Nagasaki shipyard, suffered a major fire in early October 2002, following which a revised delivery schedule for both ships under construction at the yard was announced. The estimated delivery date of the second ship (which was previously due to be named Sapphire Princess) was brought forward from May 2004 to February 2004 and it was announced that this ship would be named Diamond Princess. It was announced that the ship that suffered the fire would be delivered in May 2004 and would now be named Sapphire Princess.

We believe that our new vessels on order will further enhance our reputation for innovation and choice. These ships will incorporate systems to improve further the safety and reliability of vessels in the fleet and their design will incorporate leading environmental protection technology. As was the case with the Coral Princess, the three vessels currently on order from Mitsubishi and Chantiers de l’Atlantique will incorporate major parts of their propulsion systems, normally located in the vessel’s engine rooms, in their funnels. This will reduce the size of the engine rooms and associated exhaust and other systems and release additional space for cabins and public area amenities.

We have diversified our sourcing for new vessels, having ships constructed by five major shipyards throughout the world in the last few years, and we are the first major cruise line to place an order in Asia with Mitsubishi Heavy Industries. We believe that this will give us flexibility of supply in the future.

Cruise pricing and revenues

We derive our revenues from a number of sources. The principal sources of revenue are sales of our cruises often including air transportation to and from the cruise departure ports, tours and other related activities. Included within the price of a cruise is a wide variety of activities and amenities, including meals and entertainment, together with access to a variety of facilities such as swimming pools, theatres and nightclubs, cinemas, casinos, discos and health clubs. Cruise prices vary depending on the destination, cruise length, cabin category and the time of year the vacation takes place. We also generally offer discounts as part of early booking programs and other promotional activities. The prices of our cruise tours include the cruise, scheduled land tours, lodge accommodation and access to the lodge facilities and attractions. Prices of the lodge accommodation and land tours vary depending on the type and length of land tour and the time of year the vacation takes place. For Swan Hellenic, the cruise price also includes gratuities and a full program of excursions.

We arrange air transportation as a service for customers who elect to use our air reservation services generally as part of a fly-cruise package. Air transportation prices can vary by gateway and destination.

We engage in yield management techniques across our cruise business to assist in pricing, inventory control and air routing. These techniques help us to maximize revenues and vessel and lodge occupancy by projecting demand and allowing us to focus our direct marketing and promotional efforts. We have developed and invested in sophisticated pricing and revenue management systems which we believe enable us to react quickly to changes in market conditions.

In addition to the prices of cruises, tours and air transportation, we earn revenues from gaming in shipboard casinos, the sale of alcoholic and other beverages, the sale of gift shop items, photography products and services, spa products and services and shore excursions. While we operate and manage most on-board activities ourselves, some are managed by independent concessionaires from whom we collect a portion of their income or a fee.

Shore excursions are provided at vessels’ ports of call and include activities such as general sightseeing, walking and trekking, water activities and sports, visits to local attractions, and local boat and beach parties. Shore excursions and tour components of cruise tours are operated either by us or by independent tour operators.

Seasonality

See “Item 5. Operating and Financial Review and Prospects – Seasonality and Quarterly Results” on page 46.

Sales relationships and marketing activities

We are a customer service driven company and continue to invest in our service organization to assist travel agents and customers. We believe that our support systems and infrastructure are among the strongest in the cruise industry.

We sell our cruises and tours mainly through travel agents. These relationships are not exclusive and most travel agents also sell cruises and other vacations provided by our competitors. Our policy towards travel agents is to train and motivate them to support our products with competitive sales and pricing policies and joint marketing programs. We also use a wide variety of marketing techniques, including websites, seminars and videos, to familiarize the agents with our cruise brands and products. In each of our principal markets, we have familiarized the travel agency community with our cruise brands and products.

Travel agents generally receive standard commissions of 10 percent, plus the potential of additional commissions based on sales volume. Due to the complex nature of a cruise booking, commission rates earned by travel agents on cruise vacations are usually higher than commission rates on sales of airline tickets and hotel rooms.

Our investment in customer service has been focused on the development of systems and employees. We have improved our systems within the reservations, quality assurance, and customer relationship management functions, emphasising the continued support of the travel agency community while simultaneously developing greater contact and interactivity with our customer base. We have individual websites for each of our brands which provide access to information about our products to internet users throughout the world. The Princess Cruises site provides a booking engine for travel agents and access to booking information for passengers with existing bookings, ship and wedding “web cams,” and a shore excursion reservations system that enables passengers to pre-reserve in advance of travel. We also support booking capabilities through all major airline computer reservation systems (CRS) including SABRE, Galileo, Amadeus and Worldspan.

We have also invested in our customer databases. The Princess Cruises passenger database contains information on over 7 million households. Over 2 million of these households contain people who have cruised with Princess Cruises. In the United Kingdom, the P&O Cruises passenger database contains information on over 0.6 million households.

We have focused on staff training and development. The CRUISE program in North America is a customer awareness program designed to educate and motivate shipboard and shoreside staff to provide the highest levels of customer service. The program has been popular with employees, and we believe this has contributed to the increased satisfaction levels of Princess Cruises customers over the last two years. In 2000, the CRUISE program was extended to cover shore excursion staff in the Caribbean, Mexico and Alaska. In 2001, an equivalent program, CRUISE, was successfully introduced in the United Kingdom both on board ships and shoreside.

We have pursued comprehensive marketing campaigns to market our brands to customers. The principal media used are magazine and newspaper advertisements and promotional campaigns. We use television advertising to a significant extent.

Competition

We compete both with a wide array of land-based vacation alternatives and with other cruise lines for consumers’ disposable leisure time dollars.

We compete with land-based vacation alternatives throughout the world, including, among others, resorts and hotels located in Las Vegas, Nevada, Orlando, Florida, various Caribbean, Mexican, Bahamian and Hawaiian Island destination resorts and numerous vacation destinations throughout Europe and the rest of the world. Specifically, our land-based competitors include, among many others, MyTravel, Club Mediterranee, GoGo Tours, Fairfield Communities Vacation Ownership Club, First Choice, Harrah’s Entertainment, Hilton Hotels, Hyatt Hotels, Kuoni Travel, Mandalay Resort Group, Disney, Universal Studios, Marriott International Resorts and the Marriott Vacation Ownership Club, MGM Grand, Nouvelle Frontieres, Perillo Tours, Ritz-Carlton Hotels, Saga Tours, Six Flags, Starwood Hotels and Resorts, Sandals Resorts, Sun City Resorts, Thomas Cook, Trafalgar and companies in the TUI group, as well as various other theme parks.

Our primary cruise competitors for North American-sourced passengers are Carnival Corporation (with whom we have entered into an agreement to combine in the Proposed Carnival DLC Transaction), which owns, among others Carnival Cruise Lines, Holland America Line, Cunard Line and Costa Cruises, Royal Caribbean, which owns Royal Caribbean International and Celebrity Cruises, Star Cruises, which owns Norwegian Cruise Line and Orient Lines and Disney Cruise Line.

Our cruise competitors for UK-sourced passengers include MyTravel’s Sun Cruises, Fred Olsen, Saga, Thomson and Cunard (owned by Carnival Corporation). Our cruise competitors for German-sourced passengers include Hapag-Lloyd, Peter Deilmann and Phoenix Reisen. We also compete for passengers in the UK, Germany and throughout Europe with Costa Cruises (owned by Carnival Corp), Norwegian Cruise Line, Royal Caribbean International, Orient Lines, Celebrity Cruises, Festival, Louis Cruise Line, Mediterranean Shipping Cruises and Royal Olympia Cruises.

Our primary cruise competitors for Australian and New Zealand-sourced cruise passengers are Star Cruises and other international operators.

Suppliers

Excluding the purchase of cruise ships, our largest expenditures are for airfare, travel agency commissions, advertising, food, beverage and hotel supplies, port charges, repairs and maintenance and fuel. We also bear the costs of purchasing and developing hotel sites and related infrastructure investment in Alaska. The supplies that are required for the operation of our business are generally available at competitive prices from a number of sources. Excluding contracts for the purchase of cruise ships, we are not aware of any contract with suppliers upon which we are dependent or which is material to our business and profitability.

Employees

In 2002 we employed an average of 3,654 staff in our corporate offices, hotels, travel offices and other shoreside facilities and an average of 16,298 officers, crew and staff on our vessels. A significant proportion of employees that work on our ships are unionised or are party to similar collective agreements. We believe that our employee and union relations are good.

We source the staff employed on our vessels from around the world with the principal sources being the Philippines, India, the United Kingdom, Mexico, Italy and Eastern Europe. We utilize a number of manning agents in these countries to secure the required staff.

Pensions

We are a contributing employer to various pension schemes, including some multi-employer merchant navy industry schemes.

In the United Kingdom, we operate our own defined benefit pension scheme, the assets of which are managed on behalf of the trustee by independent fund managers. This scheme is closed to new membership. As of March 31, 2001, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $60.9 million, representing 102 percent of the benefits accrued to members allowing for future increases in earnings. Approximately 70 percent of the scheme’s assets are invested in bonds and 30 percent in equities.

The Merchant Navy Ratings Pension Fund (“MNRPF”) is a defined benefit multi-employer scheme in which sea staff employed by companies within the P&O Princess group have participated. The scheme has a significant funding deficit and has been closed to further benefit accrual. Companies within the P&O Princess group, along with other employers, are making payments into the scheme under a non-binding Memorandum of Understanding to reduce the deficit. Payments by P&O Princess group companies to the scheme in 2002 totaled $2.0 million, which represented 7 percent of the total payments made by all employers. As of March 31, 2002, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $814 million, representing 84 percent of the benefits accrued to members. Approximately 68 percent of the scheme’s assets were invested in bonds, 25 percent in equities and 7 percent in property.

The Merchant Navy Officers Pension Fund (“MNOPF”) is a defined benefit multi-employer scheme in which officers employed by companies within the P&O Princess group have participated and continue to participate. This scheme is closed to new membership. The share of contributions being made to the scheme by P&O Princess group companies (based on the year to December 31, 2002) was approximately 7 percent. However, the extent of each participating employer’s liability for any deficit in the scheme is uncertain. Accordingly, P&O Princess accounts for the scheme on a contributions paid basis, as if it were a defined contribution scheme. The scheme is divided into two sections – the New Section and the Old Section. As of March 31, 2000, the date of the most recent formal actuarial valuation, the New Section had assets with a market value of $2,680 million, representing approximately 100 percent of the benefits accrued to members. At the date of valuation, approximately 77 percent of the New Section’s assets were invested in equities, 14 percent in bonds and 9 percent in property and cash. As a result of this asset distribution, it is expected that the fall in equity markets since March 2000 will have resulted in the New Section now showing a significant funding deficit. The Old Section has been closed to benefit accrual since 1978. As of March 31, 2000, the date of the most recent formal actuarial valuation, it had assets with a market value of $2,233 million representing approximately 111 percent of the benefits accrued to members. The assets of the Old Section are substantially invested in bonds. Contributions from P&O Princess group companies to the MNOPF during the year to December 31, 2002 were $1.2 million.

We also operate a number of smaller defined benefit schemes in the U.S. which are unfunded, other than assets in a Rabbi Trust held on the P&O Princess group’s balance sheet, and make contributions to various defined contribution schemes in various jurisdictions.

The actuarial valuations of the P&O Princess schemes and P&O Princess group’s share of the MNRPF have been updated to December 31, 2002. Based on the assumptions used, which are best estimates chosen from a range of possible actuarial assumptions which may not necessarily be borne out in practice, the estimated net pension liability as of December 31, 2002 arising from these schemes was $41.3 million.

It is estimated that the funding position of the MNOPF has changed significantly since the valuation as of March 31, 2000 referred to above and that the New Section is now in deficit. The Annual Report of the MNOPF for the year ended March 31, 2002 showed that the market value of the assets of the New Section at that date was $2,404 million, of which 66 percent was invested in equities, 22 percent in bonds and 12 percent in property and cash. The deficit in the New Section at December 31, 2002 has been estimated, based on the estimated movement in assets since March 31, 2002 and in liabilities since March 31, 2000. As noted above, the extent of each employer’s liability with respect to a deficit in the fund is uncertain. Based on the share of current contributions made to the scheme by P&O Princess, its share of the estimated deficit would be approximately $85 million, although the appropriate share of the deficit actually attributable to the P&O Princess group is believed to be lower than this.

For more information on our pension schemes, see Note 22 to the Financial Statements on Page F-31.

Trademarks and other intellectual property

We and our subsidiaries own and have registered several trademarks, including the names “Princess”, “Swan Hellenic”, “Ocean Village” and many of the names of our cruise ships, and we own and are in the process of securing registrations for a number of other trademarks including “AIDA”, “Seetours” and “A’ROSA”. We have also registered the domain name “princess.com”, “princesscruises.com” and own and have applied to register several other domain names. P&O Princess Cruises International Limited and its affiliates have also been granted a license by P&O to use the P&O name, the P&O flag and associated logos and other relevant trademarks and domain names in conjunction with cruising.

We believe that our principal trademarks are widely recognized in their respective marketplaces.

Properties

We own or lease or have rights to use approximately 80 properties globally. Of these, the principal properties are our lodges and support facilities in Alaska and office facilities in Southampton and London, England and in several locations in the United States.

Princess Cruises operates five Alaskan lodges, two situated adjacent to the Denali National Park, one on the Kenai Peninsula, one in Fairbanks and one at Copper River in the Wrangell-St. Elias region of Alaska. We own each of these properties except for the land on which the Denali Princess Wilderness Lodge is located, for which we have a long-term ground lease that includes a right of first refusal on the freehold interest. Princess Cruises’ Alaska hotels have a combined capacity of approximately 1,100 guest rooms and the lodges and surrounding land total approximately 220 acres.

Princess Cruises’ principal U.S. offices are located in newly-constructed office premises in Southern California. The leases expire in 2013, with two five-year options to extend the term. Princess Cruises also leases office facilities in Seattle, Washington and Fort Lauderdale, Florida and additional offices and support facilities at several locations in Alaska. We lease office facilities in Southampton and London the majority of which have remaining terms expiring between 2005 and 2016.

Insurance

General

There are a number of risks associated with owning and operating vessels in international trade. We maintain appropriate types and levels of insurance coverage for our vessels. All insurance policies are subject to limitations, exclusions and deductible levels. Premiums charged by both marine and non-marine insurers will likely be impacted by the losses to the direct and reinsurance markets regardless of the loss experience of individual insureds. We therefore expect higher premiums for upcoming insurance renewals, but anticipate continuing appropriate types of insurance.

Hull and machinery insurance

We maintain marine hull and machinery insurance policies and associated marine insurance, including, in the case of total loss, coverage for increased value. Coverage is maintained with underwriters in various first class international insurance markets in the United Kingdom (Lloyd’s and London Companies), Scandinavia, United States, Japan, Germany and others.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of IACS. All of our vessels are currently certified as “in class” with an IACS member. These certifications have either been issued or endorsed within the last twelve months.

Protection and indemnity cover

Third-party liabilities in connection with our cruise activities are covered by entry in a P&I Club. P&I cover is available through mutual indemnity associations (clubs), the majority of which participate in the International Group of Protection and Indemnity Associations.

Each of our vessels is entered in the U.K. P&I Club, whose members have entered more than 15 percent of the world’s commercially operated vessels (as measured by gross tonnage) or the Steamship Mutual P&I Club, both members of the International Group of Protection and Indemnity Associations. Our vessel entries cover legal, statutory and pre-approved contract liabilities, including liability and other related expenses of injury or death of crew, passengers or other third parties, repatriation, wreck removal and pollution. Our P&I cover for ocean vessels includes an extension of cover for liabilities to passengers who have not yet sailed, but are intended to sail on a cancelled or delayed voyage. The extension also broadens the scope of vessel incidents covered by the entries.

Other marine insurance

We also maintain war risk insurance through the United Kingdom Mutual War Risks Association Ltd. War risk insurance includes coverage for the risk of confiscation, seizure, capture, vandalism, sabotage and other war related risks that are not covered under hull policies or rules of the protection and indemnity insurance organizations.

We maintain loss-of-earnings insurance. In the event that one or more cruise vessels are unable to operate due to certain covered events, this insurance policy pays for actual loss up to $50 million for any one occurrence (reduced limits apply to the German cruise vessels). This cover is in place for all the vessels with the exception of the river boats.

We maintain coverage for freight, defence and demurrage with the United Kingdom Freight Demurrage and Defense Association Limited or the Steamship Mutual Underwriting Association (Bermuda) Limited. In addition, we have obtained delay in delivery cover and total loss and abandonment insurance for our next two new buildings.

The foregoing is a summary of the primary forms of insurance maintained by P&O Princess. We expect to maintain appropriate forms and levels of insurance after completion of the Proposed Carnival DLC Transaction and certain of our insurance coverage may be harmonized with Carnival’s policies and practices. Accordingly, certain insurance coverage currently maintained by P&O Princess, in particular coverage for passengers not yet sailed, loss of earnings, delay in delivery and total loss and abandonment may be reduced or eliminated following completion of the Proposed Carnival DLC Transaction.

Shoreside property

We have conventional insurance coverage for shoreside property, hotels, shipboard consumables and inventory and general liability risks, maintained with insurance underwriters in the United Kingdom, Germany and the United States. We also maintain business interruption insurance for our shoreside businesses, as well as coverage for the extra expense of offices and hotels in the event of an interruption in business from a variety of perils.

The Athens Convention

Current conventions in force in the United Kingdom applying to passenger ships are the Athens Convention relating to the Carriage of Passengers and their Luggage by Sea (1974), the 1976 Protocol to the Athens Convention and the Convention on Limitation of Liability for Maritime Claims (1976). In 1999, the U.K. increased the limit of liability under the Athens Convention for any carrier whose principal place of business is in the U.K.. The U.S. has not ratified any Athens Convention Protocol. However, vessels flying the flag of a country that has ratified it may contractually enforce the 1976 Athens Convention Protocol for cruises that do not call at a U.S. port.

The International Maritime Organization Diplomatic Conference agreed on a new protocol to the Athens Convention on November 1, 2002. The new protocol, which has not yet been ratified, substantially increases the level of liability limits and establishes compulsory insurance which must be maintained by passenger ship operators and provides a direct action provision, which will allow claimants access to insurers. Most of the countries in the European Union, where many of our vessels operate, supported the new protocol and are likely to ratify it in the future, however, the timing of such ratification, if obtained, is unknown. No assurance can be given that affordable and viable insurance and reinsurance arrangements will be available to provide the level of coverage required under the new protocol. We also expect insurance costs to increase once the new protocol is ratified.

Taxation

This section sets out a brief description of the current taxation of P&O Princess and its subsidiaries. Detailed information on the taxation of P&O Princess and its subsidiaries and Carnival and its subsidiaries after the expected completion of the Proposed Carnival DLC Transaction will be described in detail in the Shareholder Documents. P&O Princess shareholders are strongly encouraged to read the Shareholder Documents.

U.K. Taxation

We are tax resident in the United Kingdom.

Our ship owning and operating subsidiaries relating to the Princess Cruises brand are incorporated mainly in Bermuda and the United Kingdom. The U.K. ship owning/operating companies are subject to U.K. tax and entered into the U.K. tonnage tax regime (see below) effective January 1, 2002.

The non-U.K. Princess brand vessel owning and operating subsidiaries are in principle subject to the U.K.’s controlled foreign company, or CFC, legislation which would ordinarily tax their profits in the United Kingdom. However, these companies currently benefit from an exemption, referred to as the Motive Test exemption, to the CFC rules. If dividends were paid from these companies to the United Kingdom, they would be subject to U.K. corporation tax in full.

U.K. Tonnage Taxation

The qualifying companies within the P&O Princess group entered the tonnage tax regime on January 1, 2002.

Companies to which the regime applies pay corporation tax on profit calculated by reference to the net tonnage of qualifying vessels. Corporation tax is not chargeable under normal U.K. tax rules on such companies’ relevant shipping profits. An election for the tonnage tax regime to apply takes effect for ten years and can be renewed on a rolling basis. For a company to be eligible for the regime, it must be within the charge to U.K. corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the United Kingdom. There is also a seafarer training requirement to which the tonnage tax companies are subject.

On entry into the tonnage tax regime, all expenditures qualifying for tax depreciation not yet utilized for tax purposes relating to assets used for tonnage tax activities are transferred to a new “tonnage tax pool” and no further tax depreciation is allowable in respect of the tonnage tax pool for as long as the tonnage tax regime applies. Within the regime, proceeds of future disposals of ships owned at the time of entry into the regime, and which have previously been subject to U.K. corporation tax, are deducted from this new pool and any excess proceeds are taxable under normal U.K. corporation tax subject to taper relief over seven years or rollover relief against new expenditure on qualifying ships.

Entry into the regime eliminates the need to provide for deferred tax on accelerated capital allowances used under normal U.K. corporation tax rules to offset profits that would otherwise be taxable.

Relevant shipping profits which are excluded from normal corporation tax include income which is defined as relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and broadly from shipping related activities. It also includes dividends from foreign companies which are subject to a tax on profits in their country of residence or elsewhere and the activities of which broadly would qualify in full for the U.K. tonnage tax regime if they were U.K. resident. In addition, more than 50 percent of the voting power in the foreign company must be held by one or more companies resident in an EU member state.

Our U.K. non-shipping activities that do not qualify under the U.K. tonnage tax regime, which are not forecast to be significant, remain subject to normal corporation tax.

German and Australian Taxation

The German brands and the Australian brands are operated by our U.K. operating subsidiary. The profits from these activities are subject to U.K. tonnage tax as set out above. The majority of the profits are exempt from German and Australian corporation tax by virtue of the U.K./Germany and U.K./Australian double tax treaties. Part of the German profits arise from river cruises and other activities which do not constitute international shipping. To this extent, profits will be subject to German taxation. However, our management does not believe that any such tax cost is or will be significant to the P&O Princess group as a whole.

U.S. Taxation

The following summary of the application of the principal U.S. federal income tax laws to us, our subsidiaries and to U.S. holders of P&O Princess shares is based upon existing U.S. federal income tax law, including the Internal Revenue Code, proposed temporary and final Treasury Regulations, certain current income tax treaties, administrative pronouncements, and judicial decisions, as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.

We and some of our ship-owning and operating subsidiaries are non-U.S. corporations engaged in a trade or business in the U.S. that, in many cases, depending upon the itineraries of our ships, receive income from sources within the U.S. for U.S. federal income tax purposes. We believe that substantially all of the U.S.-source shipping income earned by us and our subsidiaries is currently exempt from U.S. federal income tax, either under applicable income tax treaties or Section 883, as applicable. We believe that any U.S. federal income tax imposed on the non-exempt portion would not be material to the P&O Princess group as a whole.

Application of Section 883 of the Internal Revenue Code

In general, under Section 883, certain non-U.S. corporations are not subject to U.S. federal income tax or branch profits tax on certain U.S.-source income derived from the international operation of a ship or ships. A foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation, is organized grants an equivalent exemption to corporations organized in the U.S. and (ii) either (a) more than 50 percent of the value of the corporation’s stock is owned, directly or indirectly, by individuals who are residents of that country or of another foreign country that grants an equivalent exemption to corporations organized in the U.S., referred to as the “stock ownership test” (such individuals are referred to as “Qualified Shareholders”) or (b) the foreign corporation meets the publicly-traded test described below. In addition, to the extent a foreign corporation’s shares are owned by a direct or indirect parent corporation which itself meets the publicly-traded test, then in analysing the stock ownership test with respect to such subsidiary, stock owned directly or indirectly by such parent corporation will be deemed owned by individuals resident in the country of incorporation of such parent corporation.

A company whose shares are considered to be “primarily and regularly traded on an established securities market” in the U.S., the U.K. or another qualifying jurisdiction will meet the publicly-traded test (the “publicly-traded test”). On August 2, 2002, the U.S. Treasury Department issued proposed Treasury Regulations to Section 883 which would apply to us. The proposed Regulations provide that stock will be considered “primarily traded” on one or more established securities markets if, with respect to each class of stock of the particular corporation, the number of shares in each such class that are traded during a taxable year on any such market exceeds the number of shares in each such class traded during that year on any other established securities market. Stock of a corporation will generally be considered “regularly traded” on one or more established securities markets under the proposed regulations if (i) one or more classes of stock of the corporation that, in the aggregate, represent more than 50 percent of the total combined voting power of all classes of stock of such corporation entitled to vote and of the total value of the stock of such corporation are listed on such market; and (ii) with respect to each class relied on to meet the more than 50 percent requirement in (i) above, (x) trades in each such class are effected, other than in de minimus quantities, on such market on at least 60 days during the taxable year, and (y) the aggregate number of shares in each such class of the stock that are traded on such market during the taxable year is at least 10 percent of the average number of shares of the stock outstanding in that class during the taxable year. A class of stock that otherwise meets the requirements outlined in the preceding sentence is not treated as meeting such requirements for a taxable year if, at any time during the taxable year, one or more persons who own, actually or constructively, at least 5 percent of the vote and value of the outstanding shares of the class of stock, own, in the aggregate, 50 percent or more of the vote and value of the outstanding shares of the class of stock (the “5 percent Override Rule”). However, the 5 percent Override Rule does not apply (a) where the foreign corporation establishes that Qualified Shareholders own sufficient shares of the closely-held block of stock to preclude non-Qualified Shareholders of the closely-held block of stock from owning 50 percent or more of the total value of the class of stock for more than half of the taxable year; or (b) to certain investment companies provided that no person owns, directly or through attribution, both 5 percent or more of the value of the outstanding interests in such investment company and 5 percent or more of the value of the shares of the class of stock of the foreign corporation.

Additionally, the recently revised proposed Treasury Regulations issued under Section 883 require that corporations organized in a country that grants an equivalent exemption through an Income Tax Treaty must claim an exemption from U.S. federal income tax under such Treaty rather than pursuant to Section 883 (a recent IRS ruling can also be read to take this position, although the Technical Explanation of the current U.K.-U.S. Income Tax Treaty supports the position that it provides for an exemption under Section 883). We and certain of our subsidiaries are organized in such a country (i.e. the U.K.). As discussed below, their U.S.-source shipping income should be exempt from U.S. federal income tax under Article 8 of the current U.K.-U.S. Income Tax Treaty.

Application of the United Kingdom-United States Income Tax Treaty

Article 8 of the current U.K.-U.S. Income Tax Treaty provides substantially the same exemption from U.S. federal income tax on U.S-source shipping income as provided by Section 883. We believe that substantially all of the U.S.-source shipping income earned by us and our U.K. resident subsidiaries should qualify for exemption from U.S. federal income tax under Article 8 of the current U.K.-U.S. Income Tax Treaty.

The U.K.-U.S. Income Tax Treaty has been renegotiated and signed (though it still has not entered into force as it is still pending ratification by the U.S.). The provisions of Article 8, as renegotiated, are essentially the same as the provisions in the existing treaty. However, the pending treaty, unlike the current treaty, contains a Limitation on Benefits Article that requires one of certain alternative tests to be satisfied in order for a party to be eligible for benefits under the pending Treaty. We believe that we and our U.K. resident subsidiaries would satisfy the Limitation on Benefits article of the pending U.K.-U.S. Income Tax Treaty. The pending treaty also contains other limitations that would deny the availability of treaty benefits for income earned through certain entities. While these other limitations would apply to income earned through certain P&O Princess entities, we believe, based on our current circumstances, that we will be able to reorganize as necessary by, for example, moving the affected operations into a U.K. entity or one formed in another equivalent exemption jurisdiction such that the relevant U.S.-source shipping income should qualify for an exemption from U.S. federal income tax, either under the pending treaty or pursuant to Section 883.

Exemption of U.S.-Source Shipping Income

Based upon the foregoing, we believe that substantially all of the U.S.-source shipping income earned by us and our subsidiaries should qualify for exemption from U.S. federal income tax, either under Section 883 or under Article 8 of the U.K.-U.S. Income Tax Treaty, as currently applicable. We believe that any U.S. federal income tax imposed on the non-exempt portion would not be material to the P&O Princess group as a whole.

To date no final U.S. Treasury regulations of the relevant portions of Section 883 have been promulgated, although, as discussed above, regulations have been proposed. Those regulations, when finalised, or official interpretations could differ materially from our interpretation of this Internal Revenue Code provision and, even in the absence of differing regulations or official interpretations, the Internal Revenue Service might successfully challenge such interpretation.

Section 883 has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers and there can be no assurance that future legislation or changes in the ownership of our shares will not preclude us and our subsidiaries from obtaining the benefits of Section 883. In addition, tax treaties may be abrogated by either applicable country, replaced or modified with new agreements that treat shipping income differently than under the agreements currently in force. At this time, however, there is no known limiting legislation pending before the U.S.

Congress nor are we aware of any pending modifications relating to the taxation of shipping under the U.K.-U.S. Income Tax Treaty, other than as discussed above.

Taxation in the absence of an exemption under Section 883 or any applicable U.S. Income Tax Treaty

Shipping income that is attributable to transportation of passengers which begins or ends in the U.S. is considered to be 50 percent derived from U.S.-sources. Shipping income that is attributable to transportation of passengers which begins and ends in foreign countries is considered 100 percent derived from foreign sources and not subject to U.S. federal income tax. Shipping income that is attributable to the transportation of passengers which begins and ends in the U.S. without stopping at an intermediate foreign port is considered to be 100 percent derived from U.S.-sources.

The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a U.S. port, but that calls on more than one foreign port, will derive U.S.-source income only from the first and last legs of the cruise. Because there are no regulations or other IRS interpretations of these rules, the applicability of the transportation income source rules in the aforesaid manner is not free from doubt.

In the event that we or any of our subsidiaries were to fail, in part or in whole, to meet the requirements of Section 883 of the Internal Revenue Code or Article 8 of the U.K.-U.S. Income Tax Treaty, as appropriate, then the non-exempt U.S.-source shipping income of any such corporation would be subject to either the 4 percent of gross income tax regime of Section 887 of the Internal Revenue Code (the “4 percent tax regime”) or the net income and branch profits tax regimes of Section 882 and Section 884 of the Internal Revenue Code (collectively, the “net tax regime”).

The net tax regime is only applicable where the relevant foreign corporation has (or is considered to have) a fixed place of business in the U.S. that is involved in the earning of U.S.-source shipping income and substantially all of this shipping income is attributable to regularly scheduled transportation. Under the net tax regime, U.S.-source shipping income, net of applicable deductions, would be subject to a corporate tax of up to 35 percent and the net after-tax income would be potentially subject to a further branch tax of 30 percent. In addition, interest paid by the corporations (if any) would generally be subject to a 30 percent branch interest tax.

Under the 4 percent tax regime, which should be the tax regime applicable to vessel owning subsidiaries, the U.S.-source shipping income of each of the vessel owning subsidiaries would be subject to a 4 percent tax imposed on a gross basis (without benefit of deductions). Under the 4 percent tax regime, the maximum effective rate of tax on the gross shipping income of these subsidiaries attributable to transportation that either begins or ends in the U.S. would not exceed 2 percent.

Legal proceedings

An Italian subsidiary of P&O Princess made a claim for a tax allowance for the 1995 financial year under the Italian Tremonti law, reducing taxable profits by just over 250 billion Lire. Qualification for the allowance is dependent on ownership of relevant assets. The subsidiary in question bare-boat chartered a vessel it owned to a fellow subsidiary. In December 2001, the Italian tax authorities submitted an assessment for tax of €70.7 million ($74 million) with penalties of €70.7 million ($74 million) on the grounds that the subsidiary had finance leased, rather than chartered, the vessel and therefore did not qualify for such an allowance. The Italian subsidiary has appealed against the assessment and the outcome of court proceedings in the Low Tax Court of Palermo is awaited. The P&O Princess board, which has been so advised by its Italian advisers, believes that the relevant assets were owned and not the subject of a finance lease and that the allowance is due.

Princess Cruises is a party to a purported class action litigation relating to alleged inappropriate assessing of passengers with certain port charges in addition to their cruise fare. The plaintiffs have not claimed a specific damage amount but settlement of this litigation had been agreed in principle with the plaintiffs for coupons for future travel in amounts between $5 and $24 with a total face value of approximately $13.4 million. However, on January 17, 2002, a Los Angeles Superior Court Judge ruled that he would not consider the class-wide settlement agreed by the parties on the grounds that he had previously ruled that there was no appropriate class. The plaintiffs appealed the ruling and the court of appeals upheld the ruling in Princess’ favor. The plaintiffs then petitioned for rehearing, which was denied. As a result of this ruling, the case remains pending. Notwithstanding this development, the P&O Princess board does not believe that a material liability will arise with respect to this case and no provision has been made in the accounts for this contingency. However, if there is a settlement, there can be no guarantee that it would be of an amount previously indicated.

In the normal course of business, various other claims and lawsuits have been filed or are pending against P&O Princess. The majority of these claims and lawsuits are covered by insurance. P&O Princess management believes the outcome of any such suits, which are not covered by insurance, would not have a material adverse effect on P&O Princess’ financial statements.

Regulation of the cruise industry

Maritime Regulations

Government regulation materially affects the ownership and operation of our vessels. This governmental regulation includes international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels may operate, as well as in their country of registration. We cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels.

The most relevant maritime regulations for our business are those adopted by the International Maritime Organization. In particular, the International Maritime Organization adopted the SOLAS Convention which imposes a variety of standards to regulate design and operational functions.

The SOLAS Convention also incorporates the International Safety Management Code. The International Safety Management Code requires operators of passenger vessels to develop an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy. That code came into force on July 1, 1998 and the required Document of Compliance has been issued to P&O Princess companies and Safety Management Certificates have been issued for all relevant P&O Princess vessels.

Each ship is also subject to the regulations issued by its country of registry which conducts periodic inspections to verify compliance. Ships operating out of U.S. ports are also subject to inspection by the U.S. Coast Guard and by the U.S. Public Health Service.

All of our vessels are subject to a program of periodic inspection by classification societies which conduct annual, intermediate, dry-docking and class renewal surveys. A classification society conducts these surveys not only to ensure that vessels are in compliance with international conventions adopted by the flag state as well as domestic rules and regulations, but also to verify that a vessel has been maintained in accordance with the rules of the society and recommended repairs have been conducted satisfactorily.

The U.S. Congress recently enacted the Maritime Transportation Antiterrorism Act of 2002 which implements a number of security measures of U.S. ports, including measures that relate to foreign flagged vessels calling at U.S. ports. We believe that the issue of safety and security will continue to be an area of focus by relevant government authorities both in the U.S. and elsewhere and, accordingly this will likely subject us to increasing compliance cost in the future.

Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Permits for Glacier Bay, Alaska

In connection with certain of its Alaska cruise operations, Princess Cruises relies on concession permits from the U.S. National Park Service (“NPS”) to operate its cruise ships in Glacier Bay National Park. Such permits must be periodically renewed and there can be no assurance that they will continue to be renewed or that regulations relating to the renewal of such permits, including preference or historical rights, will remain unchanged in the future. In addition, there can be no assurance that the NPS will not consider, under relevant regulations, the Proposed Carnival DLC Transaction to be a change of control, which could result in a loss of preferential and historical rights of Princess Cruises.

A court decision of February 23, 2001 concerning the failure on the part of the NPS in 1996 to prepare an environmental impact statement before the NPS increased the number of cruise ship entry permits for Glacier Bay National Park for the 2001 through 2004 period, resulted in the NPS being directed by law to complete and issue an environmental impact statement by no later than January 1, 2004. The environmental impact statement is to be used to set the maximum level of vessel entries in Glacier Bay National Park. Until the new level of entries is set, the number of vessel entries into the park remains the same as the number in effect during 2000, which includes the additional entry permits issued by the NPS. The outcome of the environmental impact statement may result in the additional entry permits being withdrawn and it is possible, but not expected, that the environmental impact statement may result in certain existing permits being withdrawn.

Any loss of rights or reduction of permits is not expected to impact us materially because we could still apply for permits to replace our preferential or historical permits and additional attractive alternative destinations in Alaska can be substituted for Glacier Bay.

Alaska Environmental Regulations

The State of Alaska enacted legislation in 2001 that establishes standards for wastewater discharge from cruise ships operating within Alaskan waters. The legislation requires that certain information be gathered with respect to solid waste and other marine discharges. The legislation also provides that repeat violators of the regulations could be prohibited from operating in Alaskan waters. The specific regulations are subject to a negotiated rule making process, which took place in 2002. The standards require treatment of wastewater and provide for restrictions on discharges. The legislation takes full effect in 2003. The Company is in the process of retro-fitting certain of its ships with advanced wastewater treatment systems. Management believes that the Company will be able to comply with the legislation and related regulations and believes its operating standards with respect to air emissions, solid waste and marine discharges are among the highest of the major cruise lines operating in Alaskan waters.

Other Environmental, Health and Safety Matters

We are subject to various international, national, state and local environmental protection and health and safety laws, regulations and treaties that govern, among other things, employee health and safety, air emissions, water discharge, waste management and disposal and storage, handling, use and disposal of hazardous substances such as solvents, paints and asbestos.

In particular, in the United States, the Oil Pollution Act of 1990 provides for strict liability for oil pollution or threatened oil pollution incidents in the 200-mile exclusive economic zone of the United States, subject to monetary limits. These monetary limits do not apply, however, where the discharge is caused by gross negligence or wilful misconduct of, or the violation of, an applicable regulation by a responsible party.

In order to operate in U.S. waters, we are also required to obtain Certificates of Financial Responsibility from the U.S. Coast Guard for each of our vessels. These certificates demonstrate our ability to meet removal costs and damages for an oil spill or a release of a hazardous substance up to the vessel’s statutory strict liability limit.

In the United States, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, more commonly known as Superfund, and its state counterparts provide that the owner or operator (including for the purpose of the statute, a bareboat charterer of a vessel) is strictly, jointly and severally liable for damages, removal costs and investigative expenses incurred in connection with the release of a hazardous substance. We are named as a “potentially responsible party” under the Superfund laws at a site in California, although we believe that we have viable defences in relation to this site and we do not expect our liabilities under the Superfund laws in connection with this site to be material.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Many countries have ratified and agreed to follow a stringent liability scheme concerning oil pollution adopted by the International Maritime Organization which, among other things, imposes strict liability for pollution damage subject to defences and to monetary limits, which monetary limits do not apply where the spill is caused by the owner’s actual fault or privity with the offending party, or the owner’s intentional or reckless conduct. In jurisdictions that have not adopted the International Maritime Organization oil pollution liability scheme, various national, regional or local laws and regulations have been established to address oil pollution.

If we violate or fail to comply with environmental laws, regulations or treaties, we could be fined or otherwise sanctioned by regulators. Although we have made, and will continue to make, capital and other expenditures to comply with environmental laws and regulations, we do not expect these expenditures to have a material impact on our financial status in 2003.

From time to time, environmental regulators consider more stringent regulations which may affect our operations and our compliance costs. For example in April, 2000, the U.S. Environmental Protection Agency or EPA launched a national review of the cruise ship industry’s waste disposal practices and the quantity and content of waste discharges.

Consumer Regulations

Under regulations promulgated by the FMC each of our operating companies that embark passengers in U.S. ports are required to obtain certificates from the FMC evidencing their ability to meet liability in cases of non-performance of obligations to passengers. Currently, this obligation has a maximum of $15 million. A bond of $15 million has been provided to FMC and counter indemnified by us through a letter of credit for $16.5 million. A present proposed revision to the regulations would require us to significantly increase the amount of this bond based on the level of customer deposits which will increase the cost of bonding or insurance. We have also obtained certificates of financial responsibility required by the FMC to cover casualty and personal injury. We also have obtained a bond of $1 million in favour of the United States Tour Operators Association Tour Depositor’s Trust.

In the United Kingdom, we are required to bond and obtain licenses from various organizations in connection with the conduct of our business and our ability to meet liability in the event of non-performance of obligations to consumers. These organizations include the Passenger Shipping Association and the Civil Aviation Authority. Under current regulations, we are required to provide bonds in the amount of approximately £100 million as a condition to obtaining the required licenses.

We are required by German law to obtain a guarantee from a reputable insurance company to ensure that in case of insolvency, our customers will be refunded any monies they have paid on account of a booking and, in addition, that they will be repatriated without additional cost if insolvency occurs after a journey starts.

In Australia, we are a member of the Travel Compensation Fund which provides compensation, as a last resort, to consumers who suffer losses in their dealings with travel agents.

Registered Office

P&O Princess registered office is at 77 New Oxford Street, London WC1A 1PP.

Telephone: +44 20-7805-1200.

Subsidiaries

For a list of our significant subsidiaries, see Note 27 to the Financial Statements on page F-43.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information – Risk Factors” beginning on page 10.

Basis of Consolidation

P&O Princess Cruises plc acquired the cruise business of P&O on October 23, 2000. The acquisition was effected by way of a share exchange between P&O and its shareholders.

The consolidated financial statements have been prepared using merger accounting principles as if the businesses comprising P&O Princess had been part of P&O Princess for all periods presented, since they have been under common control throughout this period. Businesses acquired from or disposed of to third parties during the periods presented have been accounted for using acquisition accounting, from or to the date control passed.

While we believe that the financial information set forth in our consolidated financial statements is an appropriate presentation, this financial information is not necessarily indicative of the financial results that might have occurred had we been an independently financed and managed public entity prior to October 23, 2000 or of our financial results that may occur in the future.

Turnover (Gross Revenue)

We earn our revenues primarily from:

•	the sale of cruises, including where relevant the sale of air transportation to and from cruise ships, and pre and post cruise land packages, including those in Alaska; and

•	the sale of goods and services on board our cruise ships (including bar, gift shop, art and photo sales, casino gaming and shore excursions).

Pre and post cruise land packages and activities relating to the sale of goods and services on board our cruise ships are either performed by us or by independent concessionaires or third parties.

Our revenues are affected by our overall passenger capacity and occupancy, cruise pricing, yields and seasonality. Each of these factors is described in more detail below.

Capacity and Occupancy

In the years 1998 through 2002, our overall capacity offered has increased by approximately 69% due to the introduction of new ships, including Grand Princess, Sea Princess, Ocean Princess, Golden Princess, Star Princess, Pacific Princess and Tahitian Princess into North America, Aurora into the U.K. and the addition of AIDA (now named AIDAcara), AIDAvita, Arkona and two river vessels to our fleet in Germany, offset by the withdrawal of the Island Princess (1999), Fair Princess (2000), Pacific Princess, Arkona and Victoria (2002). For the year ending December 31, 2003, we expect capacity to increase by 19% largely due to the introduction of Coral Princess and Island Princess in North America, AIDAaura in Germany, Minerva II in the U.K. together with the full year effect of ships introduced in 2002, offset by the withdrawal of Minerva in the U.K., together with the full year effect of ships withdrawn from service in 2002.

In accordance with industry practice, our capacity is measured in passenger cruise days (“pcds”) calculated as the number of passengers who could be carried on board in the two lower berths in each cabin multiplied by the available cruise days, even though some cabins can accommodate three or four passengers. Accordingly, percentages in excess of 100% indicate that more than two passengers occupied some cabins. Cruises that begin in one accounting period and end in another have their passenger cruise days apportioned accordingly. The following tables provide our capacity offered in passenger cruise days and achieved occupancy for each of the quarters in the years ended December 31, 2001 and 2002 and for the years ended December 31, 1998 through 2002.

	Year ended December 31, 2002				Full year
	March 31	June 30	September 30	December 31
	Capacity offered (in passenger cruise days, thousands)
North America	1,709	1,742	1,734	1,584	6,769
Europe and Australia	790	876	1,088	1,147	3,901

Total	2,499	2,618	2,822	2,731	10,670

	Occupancy (in %)
North America	100.5%	102.4%	103.8%	101.0%	102.0%
Europe and Australia	95.1%	98.9%	99.1%	93.5%	96.6%

Total	98.8%	101.2%	102.0%	97.9%	100.0%

	Year ended December 31, 2001				Full year
	March 31	June 30	September 30	December 31
	Capacity offered (in passenger cruise days, thousands)
North America	1,396	1,539	1,687	1,583	6,205
Europe and Australia	816	819	839	786	3,260

Total	2,212	2,358	2,526	2,369	9,465

	Occupancy (in %)
North America	103.0%	101.3%	99.9%	98.2%	100.5%
Europe and Australia	95.5%	99.3%	102.1%	98.9%	99.0%

Total	100.3%	100.6%	100.7%	98.4%	100.0%

	Years ended December 31,
	1998	1999	2000	2001	2002
	Capacity offered (in passenger cruise days, thousands)
North America	4,450	5,262	5,903	6,205	6,769
Europe and Australia	1,857	1,871	2,828	3,260	3,901

Total	6,307	7,133	8,731	9,465	10,670

	Years ended December 31,
	1998	1999	2000	2001	2002
	Occupancy (in %)
North America	99.5%	100.4%	99.9%	100.5%	102.0%
Europe and Australia	95.3%	98.8%	97.9%	99.0%	96.6%

Total	98.3%	100.0%	99.3%	100.0%	100.0%

Our total capacity will increase as we deploy new ships. We currently have a fleet of 20 ocean cruise ships and 2 river vessels with an aggregate capacity of 33,100 lower berths. Based on our new ship orders and these announced and expected withdrawals, we expect to offer a total of 45,656 lower berths and approximately 16.3 million passenger cruise days in 2005.

Cruise Pricing and Revenues

Included within the price of a cruise is a wide variety of activities and amenities, including meals and entertainment, together with access to a variety of facilities such as swimming pools, theatres and nightclubs, cinemas, casinos, discos and health clubs. Cruise prices vary depending on the destination, cruise length, cabin category and the time of year the vacation takes place. We also generally offer discounts as part of early booking programs and other promotional activities. The prices of our cruise tours include the cruise, scheduled land tours, lodge accommodation and access to the lodge facilities and attractions. Prices of the lodge accommodation and land tours vary depending on the type and length of land tour and the time of year the vacation takes place. At Swan Hellenic, the cruise price also includes a full program of excursions.

We arrange air transportation as a service for customers who elect to use our air reservation services, generally as part of a fly-cruise package. Our air transportation prices can vary by gateway and destination.

We engage in yield management techniques across our cruise business to assist in pricing, inventory control and air routing. These techniques help us maximize our revenues and vessel and lodge occupancy by projecting demand and allow us to focus our direct marketing and promotional efforts. We have developed and invested in sophisticated pricing and revenue management systems which we believe enable us to react quickly to changes in market conditions.

Yields

Our gross yields are our turnover in any given period divided by our lower berth capacity offered. During the period from 1998 through 2002, our gross yields decreased by 19%. The following table provides our gross yields on an annual basis for each of the years ended December 31, 1998 through 2002.

	Years ended December 31
	1998	1999	2000	2001	2002
	Gross Yield ($ per passenger cruise day)
North America	$320	$319	$304	$283	$251
Europe and Australia	$232	$230	$222	$214	$212
Total	$294	$296	$278	$259	$237

Our gross yields are primarily a reflection of the prices at which we fill our ships and the deployment of our ships. Ship deployment influences the cost of air travel to embarkation points and we include in our gross yields airfares at the prices our customers pay for flights. Because our ship deployment is different from that of our competitors, our gross yields may not be directly comparable with theirs.

Net revenue yields are our gross revenues from the sale of cruises, shore tours, and goods and services sold on board our cruise ships after deducting certain costs including travel agents’ commissions, airfares, and direct costs of shore tours and goods and services sold on board our cruise ships divided by our lower berth capacity offered.

Net revenue yields for 2002 were 4% lower on a like for like basis than in 2001. Like for like is defined as movements in net revenue yields after adjusting for changes in exchange rates.

Seasonality and Quarterly Results

Historically, demand for cruises has been greater during the period from April/May to September/October and lower during the period from November to March. Our demand is strongest from July to August when our Princess Cruises ships operate principally in Alaska and Europe. Accordingly, our yields tend to be weakest in our first and fourth quarters, and our yields tend to be strongest in our third quarter. However, the Millennium did benefit our first quarter results in 2000.

Direct Operating Costs

Our direct operating costs include:

•	travel agent commissions, air costs and costs of goods sold on our ships and in our lodges;

•	staff costs;

•	food and beverages;

•	port charges;

•	ship maintenance;

•	fuel costs;

•	entertainment;

•	charter hire costs; and

•	insurance.

Most of our direct operating costs are primarily influenced by the size of our fleet, the mix of our cruise itineraries and the nature of the service we provide. Changes in fuel costs and certain other costs, however, may not be wholly related to our capacity and occupancy. Fuel costs in 2002 were $99.0 million or approximately 6% of our direct operating costs. In 2003, our operating costs would vary by approximately $12 million, for every 10% change in the price of bunker fuel based upon average prices in 2002.

We define underlying cost movements as movements in the total of unit vessel operating costs and unit selling and administrative expenses after adjusting for changes in exchange rates and fuel prices. Vessel operating costs and selling and administrative expenses broadly represent the difference between total net revenues and EBITDA (earnings before interest, tax, depreciation and amortization). In 2002, underlying unit costs were 8% lower than those in 2001.

We currently do not accumulate and report all costs separately for our onboard and other revenue producing activities because we view these costs principally as part of the overall cruise services provided to our passengers. We primarily use, and intend to continue to use, other metrics to measure our performance and help manage this business, instead of utilizing gross margin analysis. However, we intend to commence segregating these revenues and their related costs and expenses within our consolidated profit and loss account for the quarter ending September 30, 2003.

Taxes

In the years ended December 31, 2002, 2001 and 2000 our effective rates of tax were 5%, 5% and 18% respectively (excluding exceptional transaction costs in 2002, see “Net operating costs” on page 49 and an exceptional net tax credit of $97.5 million in 2001, and after the restatement of 2001 and 2000 tax charges as described in note 1 to the financial statements on page F-8).

Our effective tax rates are lower than statutory corporation tax rates because certain operating profit has not been subject to tax in these years. In the U.S., we benefit from a specific exemption from tax that applies to international shipping businesses. In the U.K., we benefit from participation in the tonnage tax regime. For further information on our U.S. and U.K. tax positions, see “Item 4. Information on the Company – Taxation” on page 34.

Our 2001 results included an exceptional net tax credit of $97.5 million, comprising a credit from the release of deferred tax on entry into the tonnage tax regime of $192.5 million and tax charges arising from internal corporate restructuring of $95.0 million.

Acquisitions and Corporate Transactions

During 2001 and 2002, we entered into the following corporate transactions:

On May 1, 2001, we acquired Basté & Lange GmbH, a German procurement company. Net assets of $0.2 million, which comprised fixed assets of $0.2 million, current assets of $3.5 million and liabilities of $3.5 million were acquired for $1.7 million in cash giving rise to goodwill of $1.5 million with an estimated useful life of 20 years. All book values of tangible net assets approximated to fair value at acquisition. The effect on the Group’s operating results and cash flows of the acquisition of Basté & Lange GmbH was not material.

On November 20, 2001, P&O Princess announced that it had entered into agreements to combine with Royal Caribbean under a DLC structure. On December 13, 2001, Carnival submitted a proposal to the Board regarding an offer to acquire the entire issued share capital of P&O Princess. Carnival also proposed the possibility of effecting a combination of Carnival and P&O Princess by other means, including a DLC structure. The Board carefully considered Carnival’s proposal and determined that it was not more favorable from a financial point of view to P&O Princess’ shareholders than the proposed transaction with Royal Caribbean and that there was reasonable doubt as to its deliverability. As a result, the Board determined P&O Princess could not negotiate with Carnival without breaching the agreements with Royal Caribbean.

On January 30, 2002, Carnival revised its offer to acquire P&O Princess but, for reasons as before, the Board continued to recommend the Royal Caribbean proposal.

On February 7, 2002, Carnival announced the terms of a further increased offer of 0.3004 shares in Carnival for each share in P&O Princess. The Board considered the offer from Carnival but, in view of its concerns about the structure and deliverability of the proposal, the Board continued to recommend the proposal to enter into a DLC combination with Royal Caribbean. On February 14, 2002, at an Extraordinary General Meeting convened to consider the Royal Caribbean proposal, shareholders voted to adjourn the meeting until such time as the outcome of the anti-trust reviews of both the Royal Caribbean proposal and the Carnival proposal were known.

On October 4, 2002, the Federal Trade Commission of the United States announced that it would not oppose a combination of P&O Princess with either Royal Caribbean or Carnival. The regulatory authorities of the United Kingdom and Germany had previously cleared the Royal Caribbean proposal and the European Commission had previously cleared the Carnival proposal. Following the Federal Trade Commission’s announcement, P&O Princess re-examined Carnival’s offer and, in particular, Carnival’s proposal to enter into a DLC transaction with P&O Princess as an alternative to its share acquisition offer. The Board determined that the Carnival DLC proposal was more favorable financially to P&O Princess shareholders than the Royal Caribbean DLC combination and was reasonably likely to be consummated since all regulatory clearance had been obtained. As a result, P&O Princess was then willing and able to enter into talks with Carnival to discuss its DLC proposal.

On October 24, 2002, following negotiations with P&O Princess, Carnival announced the terms of a pre-conditional proposal to enter into a DLC transaction with P&O Princess on the same economic terms as its latest previously-announced share exchange offer. As part of the transaction, Carnival proposed a partial share offer for up to, in aggregate, 20 percent of the issued share capital of P&O Princess.

On October 25, 2002, the Board announced that it was withdrawing its recommendation of the Royal Caribbean DLC transaction. The Board also announced on October 25, 2002 that P&O Princess had entered into a Termination Agreement with Royal Caribbean which, upon payment of the agreed fee of $62.5 million, terminated the Royal IA immediately, terminated the Joint Venture Agreement on January 1, 2003, subject to there being no change of control of P&O Princess prior to that date, and provided mutual releases from liabilities arising under the two agreements. On January 2, 2003, P&O Princess announced that the joint-venture agreement had been terminated.

On January 8, 2003, P&O Princess and Carnival signed an Implementation Agreement to implement the Proposed Carnival DLC Transaction and the Board announced that it had agreed and recommended the proposal to enter into a DLC transaction with Carnival. It is expected that an Extraordinary General Meeting of shareholders to consider the proposed transaction with Carnival will be held in April 2003.

For more information about the Proposed Carnival DLC Transaction, see “Item 10. Additional Information – Our Proposed DLC Transaction with Carnival” on page 79, and for more information about the termination agreement with Royal Caribbean, see “Item 10. Additional Information – Termination Agreement with Royal Caribbean” on page 82.

Results of Operations

The second half of each year is typically stronger for us than the first half, with the summer period being the strongest. In 2002, approximately 62% of operating profit (before exceptional transaction costs) was made in the second half of the year with the three months from July to September being the most significant quarter in the year. The following table sets out items taken directly from our consolidated financial statements.

	Years ended December 31,
	2000		2001		2002
	$ million	% of turnover	$ million	% of turnover	$ million	% of turnover
Profit and Loss
Turnover	2,423.9	100.0	2,451.0	100.0	2,526.8	100.0
Net operating costs	(2,050.8)	84.6	(2,089.7)	85.3	(2,228.1)*	88.2

Group operating profit	373.1	15.4	361.3	14.7	298.7	11.8
Share of operating results of joint ventures	0.5		0.1		—

Total operating profit	373.6		361.4		298.7
Non-operating (loss)/profit	(6.5)		(1.9)		1.2
Net interest and similar items	(49.1)		(58.0)		(74.0)

Profit before tax	318.0		301.5		225.9
Taxation	(57.4)		81.7		(17.1)

Profit after tax	260.6		383.2		208.8
Minority interest	(2.6)		(0.1)		—

Profit for the year	258.0		383.1		208.8

*	Includes exceptional transaction costs of $117.0 million.

Year ended December 31, 2002 compared to year ended December 31, 2001

Turnover (Gross Revenue)

Our total turnover increased by 3.1% from $2,451.0 million in 2001 to $2,526.8 million in 2002. Total capacity increased 13% from 9.5 million passenger cruise days in 2001 to 10.7 million passenger cruise days in 2002.

Turnover in North America decreased 3.2% from $1,754.9 million in 2001 to $1,698.8 million in 2002. Our capacity offered rose in 2002 by 9% due mainly to the introduction of Star Princess in February 2002 and the inclusion of Golden Princess (delivered in May 2001) for the full year, partially offset by the transfers during 2002 of Crown Princess to A’ROSA and Ocean Princess to P&O Cruises UK. There was an 11.3% decrease in gross yields as compared with 2001 primarily due to the disruption to bookings in the period after the events of 11 September 2001 and a reduction in the proportion of customers purchasing flights from us with their cruise holiday.

Turnover in Europe and Australia increased 18.9% from $696.1 million in 2001 to $828.0 million in 2002. Our capacity offered rose in 2002 by 20% due mainly to the expansion in the German market with the delivery of AIDAvita in May 2002 and the introduction of A’ROSA BLU (formerly Crown Princess) in June 2002. Also, in the U.K., the P&O Cruises brand grew with the replacement of Victoria by the larger Oceana (formerly Ocean Princess) during the fourth quarter and in Australia, Pacific Princess was introduced during the fourth quarter. There was a 0.6% decrease in 2002 gross yields as compared with 2001 mainly due to lower yields in Germany due to the significant expansion in that market, offset by the impact of the strengthening of local currency exchange rates against the U.S. dollar, which increased turnover by approximately $42 million compared to 2001.

In 2002, the proportion of our total revenues accounted for by goods and services sold on board our cruise ships was approximately 19% (2001: 17%).

Net operating costs

Our net operating costs before exceptional transaction costs increased 1.0% from $2,089.7 million in 2001 to $2,111.1 million in 2002. Exceptional transaction costs in 2002 were $117.0 million, representing advisory and other costs incurred to December 31, 2002 in relation to both the Carnival and Royal Caribbean transactions and the break fee paid to Royal Caribbean following termination of the merger agreement with them.

Overall, net operating costs before exceptional transaction costs as a percentage of turnover decreased from 85.3% in 2001 to 83.5% in 2002. Within this direct operating costs decreased 0.5% from $1,584.1 million in 2001 to $1,576.6 million in 2002, selling and administration costs (before exceptional transaction costs) increased 0.9% from $357.5 million in 2001 to $360.6 million in 2002 and depreciation and amortization increased 17.4% from $148.1 million in 2001 to $173.9 million in 2002.

In North America, net operating costs before exceptional transaction costs decreased 6.3% from the prior year, compared to the increase in capacity of 9%. Direct operating costs fell by 6.6% from the prior year, with the increase in capacity and higher fuel prices, which added approximately $5 million to costs, being offset by savings in unit costs and a reduction in the proportion of customers purchasing flights from us with their cruise holiday. Selling and administrative expenses fell by 12.8% from the prior year, with the increase in capacity being offset by savings in unit costs. Depreciation expense increased by $12.8 million in 2002 due mainly to the introduction of Star Princess in February 2002 and the inclusion of Golden Princess (delivered in May 2001) for the full year, offset by the transfers during 2002 of Crown Princess to A’ROSA and Ocean Princess to P&O Cruises.

In Europe and Australia, net operating costs before exceptional transaction costs increased by 19.7% from the prior year, compared to the 20% increase in capacity. The strengthening of local currencies against the U.S. dollar increased net operating costs before exceptional transaction costs by approximately $35 million in 2002 compared to 2001. Direct operating costs rose by 15.8% from the prior year, mainly attributable to the increase in capacity, the strengthening of local currencies against the U.S. dollar and an increase in the price of fuel which added approximately $3 million to costs, partially offset by savings in unit costs. Selling and administrative expenses rose by 31.2% from the prior year, mainly attributable to the increase in capacity, particularly in Germany, and the strengthening of local currencies against the U.S. dollar, partially offset by savings in unit costs. Depreciation and amortization expense rose by 28.3% in 2002 primarily due to the introduction of AIDAvita and the transfer of A’ROSA BLU to Germany, the transfer of Oceana to P&O Cruises in the UK and the introduction of Pacific Princess in Australia.

Operating profit

Our total operating profit before exceptional transaction costs rose 15.0% from $361.4 million in 2001 to $415.7 million in 2002. This was due mainly to the 13% increase in capacity, unit cost reductions and a strengthening of local currencies against the U.S. dollar which added approximately $7 million to operating profit, partially offset by the fall in net revenue yields and higher fuel costs. Group operating profit, before exceptional transaction costs, as a percentage of turnover increased from 14.7% in 2001 to 16.5% in 2002. Our total operating profit including exceptional transaction costs fell 17.3% from $361.4 million in 2001 to $298.7 million in 2002.

In North America, total operating profit before exceptional transaction costs increased by 15.1% from $254.1 million in 2001 to $292.5 million in 2002. This was mainly due to the increase in capacity and savings in unit costs, partially offset by lower yields due to the disruption to bookings in the period after September 11, 2001 and higher fuel costs. Total operating profit before exceptional transaction costs as a percentage of turnover increased from 14.5% in 2001 to 17.2% in 2002. In addition to the factors affecting total operating profit above, this increase was due to a fall in the proportion of customers purchasing flights from us with their cruise holiday, which reduced gross revenue but had a minimal effect on operating profit.

In Europe and Australia, total operating profit before exceptional transaction costs increased by 14.8% from $107.3 million in 2001 to $123.2 million in 2002. This was mainly due to the increase in capacity, unit cost reductions and the strengthening of local currencies against the U.S. dollar, offset by lower yields from the significant expansion in Germany and higher fuel costs. Total operating profit before exceptional transaction costs as a percentage of turnover fell from 15.4% in 2001 to 14.9% in 2002.

Non-operating items

Our non-operating item in 2002 was $1.2 million, which relates to the profit on the sale of an investment in Europe and Australia.

Our non-operating item in 2001 was $1.9 million relating to the loss on disposal of Pacific Princess.

Net interest and similar items

Our net interest and similar items increased by 27.6% from $58.0 million expense in 2001 to $74.0 million expense in 2002. This increase was primarily due to an increase in borrowings following the delivery of new ships, offset by lower interest rates.

Taxation

Our tax charge was $17.1 million in 2002, representing an effective tax rate (before exceptional transaction costs) of 5%. In 2001, we had a tax credit of $81.7 million.

The 2001 figure includes an exceptional net tax credit of $97.5 million, comprising a credit from the release of deferred tax on entry into the tonnage tax regime of $192.5 million and tax charges arising from internal corporate restructuring of $95.0 million. The adoption of FRS19 “Deferred Tax” resulted in the restatement of the 2001 tax charge, which now includes an additional exceptional credit of $96.8 million on entry into the tonnage tax regime, as detailed in note 1 to the financial statements on page F-8. Excluding the exceptional net tax credit of $97.5 million, we had a tax charge of $15.8 million in 2001, representing an effective tax rate of 5%.

Minority interest

Our minority interests’ share of our income decreased from $0.1 million in 2001 to $nil in 2002.

Profit on ordinary activities after taxation and minority interests

Our profit on ordinary activities after taxation and minority interests decreased 45.5% from $383.1 million in 2001 to $208.8 million in 2002. This decrease reflects a $62.7 million decrease in total operating profit (after exceptional transaction costs of $117.0 million), a $3.1 million increase in non-operating profit, a $16.0 million increase in interest and similar items, a $98.8 million increase in the tax charge, and a reduction in minority interests of $0.1 million.

Year ended December 31, 2001 compared to year ended December 31, 2000

Turnover (Gross Revenue)

Our total turnover increased by 1.1% from $2,423.9 million in 2000 to $2,451.0 million in 2001. Total capacity increased 8% from 8.7 million passenger cruise days in 2000 to 9.5 million passenger cruise days in 2001.

Turnover in North America decreased 2.3% from $1,796.7 million in 2000 to $1,754.9 million in 2001. Our capacity offered rose in 2001 by 5% primarily due to the introduction of Golden Princess in May 2001 offset by the transfer of Pacific Sky to Australia during November 2000. There was a 6.9% decrease in gross yield as compared with 2000 primarily due to competitive trading conditions in the North American sector and reduced revenues as a result of the events of September 11, and the benefit of Millennium cruises in 2000. In the immediate period after September 11, the booking pattern for the business was severely disrupted and there was a significant increase in cancellations. However, through the use of price promotions we were able to generate a significant increase in bookings for fourth quarter sailings. Yields fell as a result of these price promotions.

Turnover in Europe and Australia increased 11.0% from $627.2 million in 2000 to $696.1 million in 2001. This increase was primarily due to an increase of 15% in capacity offered from 2000 to 2001 due to the full-year inclusion of Aurora (introduced in April 2000) and Arkona (introduced in May 2000) and the expansion in Australia, with the larger vessel Pacific Sky replacing Fair Princess in November 2000. There was a 3.6% decrease in 2001 gross yield as compared with 2000 mainly due to the impact of the strengthening U.S. dollar against local currency exchange rates, which reduced turnover by approximately $36 million compared to 2000 therefore partially absorbing the significant additional capacity, and the benefit of Millennium cruises in 2000.

In 2001, the proportion of our total revenues accounted for by goods and services sold on board our cruise ships was approximately 17% (2000: 16%).

Net operating costs

Our net operating costs increased 1.9% from $2,050.8 million in 2000 to $2,089.7 million in 2001. Overall, net operating costs as a percentage of turnover increased from 84.6% in 2000 to 85.3% in 2001. Within this direct operating costs increased 1.7% from $1,558.0 million in 2000 to $1,584.1 million in 2001, selling and administration costs increased 2.7% from $348.2 million in 2000 to $357.5 million in 2001 and depreciation and amortization increased 2.4% from $144.6 million in 2000 to $148.1 million in 2001.

In North America, net operating costs decreased 1.1%, compared to the increase in capacity of 5%. Direct operating costs decreased by $17.3 million or 1.5% from the prior year. The main causes of this decrease were savings arising from scale and other cost efficiencies and a $8 million benefit from lower fuel prices reduced by costs of $5 million relating to the events of September 11, mainly representing deductibles under insurance arrangements. Selling and administrative expenses decreased $0.7 million or 0.3% from the prior year. The main causes of this decrease were savings arising from scale and other efficiencies offset by a write off of $7 million of promotional expenses relating to cruises which were cancelled and rescheduled following the events of September 11 and $3 million of office relocation costs. Depreciation expense rose by $1.7 million in 2001 primarily due to the introduction of Golden Princess in May 2001 offset by reduced depreciation resulting from the sale and charter back of Pacific Princess in September 2001.

In Europe and Australia, net operating costs increased by 10.3%, compared to the 15% increase in capacity. The effect of converting local currencies into U.S. dollars reduced net operating costs by approximately $30 million in 2001 compared to 2000 as a result of the strengthening of the U.S. dollar. Direct operating costs and selling and administrative expenses increased by $53.4 million or 10.9% from the prior year. The main causes of this increase were the increased capacity offered and $4 million of office relocation costs, offset by savings arising from scale and other efficiencies, the conversion of currency costs into U.S. dollars and a $2.0 million benefit from lower fuel prices. Depreciation and amortization expense rose by $1.8 million in 2001 primarily due to the full year of Aurora (introduced in May 2000), offset by the reduced depreciation resulting from the sale and charter back of Victoria in February 2001.

Operating profit

Our total operating profit fell 3.3% from $373.6 million in 2000 to $361.4 million in 2001. Our operating profit decreased primarily due to lower net revenue yields, partially offset by increased passenger carryings and lower underlying unit costs. The comparison with 2000 is affected by the inclusion in 2001 of direct costs and charges of $12 million relating to the events of September 11 and $7 million of one-off relocation costs, as well as the inclusion in 2000 of a $11 million benefit from Millennium cruises. Against this, lower oil prices benefited the 2001 result by around $10 million. Group operating profit as a percentage of turnover decreased from 15.4% in 2000 to 14.7% in 2001.

In North America, total operating profit as a percentage of turnover decreased from 15.6% in 2000 to 14.5% in 2001. As a percentage of turnover, each component of net operating costs rose in 2001 as compared to 2000, reflecting the impact of the events of September 11, together with the impact of other pricing pressure in 2001, partially offset by reductions in underlying costs.

In Europe and Australia, total operating profit as a percentage of turnover increased from 15.0% in 2000 to 15.4% in 2001. The increase in direct operating costs, selling and administrative expenses and depreciation and amortization was lower than the increase in capacity in 2001.

Non-operating items

Our non-operating item in 2001 was $1.9 million relating to the loss on disposal of Pacific Princess.

Our non-operating items in 2000 were a $6.5 million loss comprising mainly a $6.0 million provision for the Victoria sale agreed on February 12, 2001.

Net interest and similar items

Our net interest and similar items increased by 18.1% from $49.1 million expense in 2000 to $58.0 million expense in 2001. This increase was primarily due to an increase in average borrowings following delivery of Golden Princess offset by lower average interest rates.

Taxation

We had a tax credit of $81.7 million in 2001 and a tax charge of $57.4 million in 2000.

The 2001 figure includes an exceptional net tax credit of $97.5 million, comprising a credit from the release of deferred tax on entry into the tonnage tax regime of $192.5 million and tax charges arising from internal corporate restructuring of $95.0 million. The adoption of FRS19 “Deferred Tax” resulted in the restatement of the 2001 tax charge, which now includes an additional exceptional credit of $96.8 million on entry into the tonnage tax regime, as detailed in note 1 to the financial statements on page F-8. Excluding the exceptional net tax credit of $97.5 million, we had a tax charge of $15.8 million in 2001, representing an effective tax rate of 5%.

We had a tax charge of $57.4 million charge in 2000, representing an effective tax rate of 18%. The adoption of FRS19 “Deferred Tax” resulted in the restatement of the 2000 tax charge, which now includes an additional charge of $16.1 million. These restatements are detailed in note 1 to the financial statements on page F-8.

Minority interests

Our minority interests’ share of our income decreased from $2.6 million in 2000 to $0.1 million in 2001. The minority interests’ share in 2000 reflects a full year’s minority interest of AIDA Cruises Ltd.

Profit on ordinary activities after taxation and minority interests

Our profit on ordinary activities after taxation and minority interests increased 48.5% from $258.0 million in 2000 to $383.1 million in 2001. This increase reflects the $12.2 million decrease in total operating profit, the $4.6 million decrease in non-operating charges, the $8.9 million increase in net interest and similar items, the $139.1 million reduction in the tax charge and the decrease in minority interests of $2.5 million.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. A detailed description of the principal differences between U.K. GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of profit attributable to shareholders and shareholders’ equity is given in Note 28 to the Financial Statements on page F-44.

Our profit attributable to shareholders determined in accordance with U.S. GAAP was $253.7 million, $425.2 million and $212.9 for the years ended December 31, 2000, 2001 and 2002, respectively, compared with our profit attributable to shareholders determined under U.K. GAAP of $258.0 million, $383.1 million and $208.8 for the years ended December 31, 2000, 2001 and 2002, respectively. The principal differences affecting the determination of profit attributable to shareholders under U.S. GAAP are:

(1)	adjustments to property depreciation expense: 2000: $0.4 million, 2001: $0.4 million, 2002: $0.4 million;
(2)	adjustments to goodwill amortization expense, in connection with contingent consideration: 2000: $0.3 million, 2001: $1.2 million, 2002: $4.3 million;
(3)	adjustments to expense marketing and promotion costs in the year incurred: 2000: $(8.3) million, 2001: $5.2 million, 2002: $(3.2) million;
(4)	adjustment in relation to the recognition of relocation costs: 2000: $nil, 2001: $2.0 million, 2002: $(2.0) million).
(5)	recognition of compensation expense in respect of employee share incentives: 2000: $1.9 million, 2001 $(5.1) million, 2002: $1.8 million;
(6)	adjustments in relation to the measurement and recognition of pension costs: 2000: $0.9 million, 2001: $(14.2) million, 2002: $(3.0) million;
(7)	adjustment in relation to the measurement and recognition of derivative instruments and hedging activities: 2000: $nil, 2001: $4.0 million, 2002: $(3.3) million;

(8)	adjustments in relation to the tax effect of U.S. GAAP adjustments: 2000: $0.5 million, 2001: $(3.9) million, 2002: $nil million;
(9)	application of different measurement principles for deferred tax: 2000: $nil million, 2001: $73.4 million, 2002: $(2.8) million; and
(10)	adjustment in relation to the recognition of transaction costs in the year incurred: 2000 $nil, 2001 $(11.9) million, 2002: $11.9 million.

Liquidity and Capital Resources

Our primary sources of liquidity are cash from operations and bond and bank debt.

Liquidity

Following the demerger from P&O we settled virtually all intra-group debt owing between us and P&O. This intra-group debt was replaced by certain fixed rate long term third party dollar debt which we issued on the demerger. In connection with this debt issue, in August 2000, P&O had obtained agreement from holders of $791.8 million principal value of P&O notes and bonds to exchange them for substantially identical P&O Princess notes and bonds. These new notes and bonds were issued when the demerger became effective. In exchange for P&O Princess taking on these P&O liabilities intra-group debt owed by us to P&O was repaid. The difference in value of new P&O Princess notes and bonds above the existing intra-group debt owed to P&O was paid by P&O to P&O Princess.

At December 31, 2002 P&O Princess had committed financing arranged of $1,210 million (compared to $1,657 million at December 31, 2001, $650 million at December 31, 2000) to fund the delivery payments on four of its five ocean cruise ships on order, of which $475 million relates to ship deliveries in 2003 and $735 million to ship deliveries in 2004. In addition, at December 31, 2002 it had $444 million (compared to $605 million at December 31, 2001, $750 million at December 31, 2000) of undrawn committed bank facilities with a weighted average life of five years and a further $162.1 million (compared to $120.4 million at December 31, 2001, $247.2 million at December 31, 2000) of cash available for general corporate purposes, including ship purchases.

At December 31, 2002, 50% (2001: 80%) of the Group’s loans were repayable after more than five years.

For detailed discussion of the Company’s level of borrowings see Note 14 to the Financial Statements on page F-24.

We believe our working capital is sufficient for the Company’s present requirements, and do not anticipate any change in this position as a result of the Proposed Carnival DLC Transaction.

Cash Flows

As of December 31, 2000, 2001 and 2002, we had $246.9 million, $103.7 million, and $147.6 million respectively, of cash less overdrafts.

For the years ended December 31, 2000, 2001 and 2002, we had net cash inflows from operating activities of $532.3 million, $507.0 million and $576.1 million respectively. In each period, these cash inflows primarily represent our operating profits before depreciation and amortization of $517.7 million in 2000, $509.4 million in 2001 and $472.6 million in 2002. Net cash inflows may also fluctuate from period-end to period-end depending on the pattern of customer bookings and whether we receive advance payments before or after the end of a financial period for cruises scheduled for the following season. In particular, the seasonal nature of our business means that our operating cash flows in the first six months of our financial year are usually greater than in the second six months.

We had a cash outflow from capital expenditure of $1,156.5 million in the year ended December 31, 2002. This outflow related to payments of $1,124.1 million on new ship construction contracts and improvements to our existing fleet and $32.4 million of expenditure on other fixed assets. We had a cash outflow from capital expenditure of $632.8 million in the year ended December 31, 2001. This outflow related to payments of $579.3 million on new ship construction contracts and improvements to our existing fleet and $53.5 million of expenditures on other fixed assets. We had a cash outflow from capital expenditure of $795.7 million in the year ended December 31, 2000. This included payments of $749.8 million on new ship construction contracts and improvements to our existing fleet, principally payments on delivery of Ocean Princess and Aurora, and $45.9 million of expenditures on other fixed assets.

We had a net cash inflow from financing activities of $815.3 million for the year ended December 31, 2002. This amount primarily reflected further drawdowns on third party debt of $879.4 million to finance payments on delivery of new ships together with repayment of third party debt of $65.4 million. We had a net cash inflow from financing activities of $333.1 million for the year ended December 31, 2001. This amount primarily reflected repayment of third party debt and intra-group borrowings of $277.1 million together with further drawdown on third party debt of $606.3 million to finance payments on delivery of new ships. We had a net cash inflow from financing activities of $565.8 million for the year ended December 31, 2000, consisting primarily of third party loans drawn down to finance payments on delivery of new ships and cash movements on loans with P&O prior to and as part of the demerger process.

Capital Commitments

Capital commitments related to ships and river boats include contract stage payments, design and engineering fees and various owner supplied items but exclude capitalised interest. As of December 31, 2002, the Group had future capital commitments in respect of its five ocean cruise ships and two river boats on order at that date of $1,790 million. These vessels are scheduled to enter service in 2003 and 2004. Of the total commitment as of December 31, 2002, is expected that P&O Princess will incur $610 million in 2003 and $1,180 million in 2004.

For a discussion of the risks associated with financing see “Item 3. Key Information – Risk Factors: Operating, financing and tax costs are subject to many economic and political factors that are beyond our control, which may result in increases in our operating and financing costs” on page 13.

	Payments Due by Period ($ million)
Contractual Obligations	Total	Less than 1 year	1-2 years	2-5 years	After 5 years
Long-Term Debt	2,619.5	105.8	72.9	1,140.2	1,300.6
Operating Leases	143.4	22.6	21.3	42.9	56.6
Capital Commitments	1,790.0	610.0	1,180.0	—	—

Total	4,552.9	738.4	1,274.2	1,183.1	1,357.2

Details of contingencies are given in note 25 to the financial statements on page F-36.

Off-Balance Sheet Arrangement

We are not a party to any off-balance sheet arrangements (such as guarantee contracts, retained or contingent interests and variable interest entities) that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

U.S. GAAP Information

Under U.S. GAAP our cash and cash equivalents at December 31, 2000, 2001 and 2001 were $247.2 million, $120.4 million and $162.1 million, respectively. Under U.S. GAAP the cash inflows from operating activities in the years ended December 31, 2000, 2001 and 2002 were $422.1 million, $255.5 million and $478.5 million, respectively. The cash outflows from investing activities were $795.5 million, $592.5 million and $1,153.4 million, respectively, and the cash flows from financing activities were inflows of $564.8 million, $204.0 million and $728.1 million, respectively. See Note 28 to the Financial Statements on page F- 55.

Inflation

We do not believe that inflation has had a significant effect on our recent operations.

Introduction of the euro

The introduction of the euro has not had a material impact on our business and we have incurred no material costs to date associated with its introduction.

Market Risks

We are principally exposed to market risks from fluctuations in interest rates, foreign currency exchange rates and the cost of fuel. We seek to minimize some of these risks through our regular operating and financing activities, our long-term investment strategy and, for certain ships under construction, through the use of financial instruments such as foreign currency forward contracts and interest rate swaps. Our policy is not to use financial instruments for trading or other speculative purposes.

In order to limit our exposure to interest rate fluctuations, we have entered into fixed rate debt instruments for a portion of our long-term debt held by third parties. At December 31, 2002, approximately 65 percent of our long term debt was at floating rates, and 35 percent at fixed rates of interest. At December 31, 2002, our bank overdrafts, loans, bonds and loan notes had a carrying value of $2,634.0 million, of which $947.7 million was at fixed rates and $1,686.3 million was at variable rates. Based upon a hypothetical 10% decrease or increase in the period-end market interest rate, the full year interest expense on the variable rate portion of this debt would decrease or increase by approximately $7.6 million. This analysis does not consider the effects of the changes in the level of overall economic activity that could result from these changes in interest rates. Furthermore, our ability to benefit from a further reduction in interest rates would be limited to the proportion of our debt that is at floating rates.

Changes in exchange rates influence our results of operations. Our turnover and operating costs are primarily denominated in U.S. dollars and to a lesser extent pounds sterling, the euro and Australian dollars. In order to hedge our foreign currency exposure, we attempt to match cash inflows and outflows in the same currency.

Changes in exchange rates may also affect our obligations under shipbuilding contracts. Although most contracts are denominated in the functional currency of our individual businesses, we do have outstanding obligations under certain ship construction contracts denominated in other currencies. Therefore, we are exposed to fluctuations in the value of euro-denominated currencies as compared to the U.S. dollar or pound sterling. We use foreign currency forward contracts and currency swaps to hedge against this risk. Increases and decreases in the fair value of these foreign currency forward contracts and currency swaps are offset by changes in the U.S. dollar or pound sterling value of the underlying euro-denominated ship construction obligations.

At December 31, 2002, our foreign currency forward contracts which hedge our ship construction obligations had notional amounts of $316.1 million, $374.1 million maturing in 2003 and 2004 respectively. The fair value of these contracts was negative $15.1 million at December 31, 2002. Based upon a hypothetical 10% strengthening or weakening of the U.S. dollar and pound sterling compared to the euro and assuming no change in comparative interest rates, the estimated fair value of these contracts would decrease or increase by $68.5 million.

The cost of shipbuilding orders that we may place in the future may be affected by foreign currency exchange rate fluctuations. Should the U.S. dollar or pound sterling weaken relative to the euro or Japanese yen, future orders for new ship construction in European or Japanese shipyards may be at higher prices.

In addition, foreign currency fluctuations may affect our financial reporting. The reporting currency for our consolidated financial statements is the U.S. dollar. The functional currency for our individual operations is generally the applicable local currency. We report the value of assets and liabilities of our subsidiaries having a functional currency other than the U.S. dollar by translating their book value in local currency into U.S. dollars at the exchange rates applicable at the end of the reporting year. Equity accounts are translated at historical rates. The profit and loss accounts and cash flows of these non-U.S. dollar functional currency operations are translated at the monthly average exchange rates during the year. Translation gains or losses are accumulated as a component of shareholders’ equity. Any appreciation of the U.S. dollar against the local currencies of countries in which we operate has the effect of reducing U.S. dollar values in our consolidated financial statements. Depreciation of the U.S. dollar has the opposite effect.

In 2002, approximately 30 percent of our operating profit, before exceptional transaction costs, was generated by P&O Cruises and Swan Hellenic in the U.K., AIDA and A’ROSA in Germany and P&O Cruises Australia. Their local currencies are sterling, euro and the Australian dollar respectively. Any appreciation of the U.S. dollar against these currencies reduces our reported U.S. dollar operating profit, but the impact is partially mitigated by some interest costs being incurred in these currencies. Approximately 40 percent of our net operating assets are held in sterling, euro and Australian dollars. Currency movements can significantly affect the U.S. dollar consolidated balance sheet, with this effect being mitigated by borrowings in these local currencies.

Changes in bunker fuel prices affect cruise ship operating expenses. The cost of bunker fuel in 2002 represented approximately 6.3 percent of our direct operating costs. We attempt to use our buying power and our ability to refuel certain of our ships at ports that offer competitive price advantages to acquire bunker fuel at the lowest possible prevailing prices. We have typically not used financial instruments to hedge our exposure to the price of bunker fuel. Management is continuing to monitor this market risk, however, and may, in the future, decide to use financial instruments to manage this risk. For additional information regarding our net operating costs, see “Item 5. Operating and Financial Review and Prospects – Results of Operations” on page 48.

See Note 26 to the Financial Statements, on page F-37, for tabular presentation of quantitative market risk data.

New Accounting Standards

New U.S. Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 – Accounting for Asset retirement obligations. SFAS No. 143 requires the Group to record the fair value of asset retirement obligations associated with the retirement of tangible long-lived assets and the associated retirement costs in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS No. 143 will be adopted by the Group in the 2003 fiscal year. The Group has not yet determined the impact of adopting SFAS No. 143.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. The impact of adopting SFAS No. 145 on the results of operations and financial position of the Group remains to be evaluated.

In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 nullifies Emerging issues Task Force No. 94-3 (“EITF” Issue No.94-3), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initial measurement be at fair value. The statement is effective for exit or disposal activities that are initiated after December 31, 2002, although earlier adoption is encouraged. The impact of adopting SFAS No. 146 on the results of operations and financial position of the Group remains to be evaluated.

In November 2002, the Financial Accounting Standards Board issued interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN45), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

As noted above the Company has adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB statement No. 123”. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 5, 2002. The Company has not decided yet if it will adopt the transition provisions of SFAS 148.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) which interprets Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities – “VIE’s”) to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date, FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE’s in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group is currently evaluating the impact the adoption of FIN 46 will have on its financial statements.

New U.K. accounting standards

(i) FRS17

The Accounting Standards Board issued Financial Reporting Standard No. 17 “Retirement Benefits (FRS17) in November 2000. This standard is mandatory for periods ending on or after June 22, 2003. The standard requires the difference between the fair value of the assets held in the Group’s defined benefit schemes and the value of the schemes’ liabilities, measured on an actuarial basis, to be recognized in the balance sheet as a pension scheme asset or liability as appropriate. The Group has not adopted the standard in 2002 but has set out certain transitional disclosures in Note 22 to the Financial Statements on page F-32.

(ii) FRS18

The Accounting Standards Board issued Financial Reporting Standard No 18 “Accounting Policies” (FRS18) in December 2000. The majority of requirements of FRS18 are effective for accounting periods ending on or after June 22, 2001. It sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users of the financial statements to understand the accounting policies adopted and how they have been applied. The directors are satisfied that the Group appropriately applies and discloses the most appropriate accounting policies for its business.

(iii) FRS19

The Accounting Standards Board issued Financial Reporting Standard No. 19 “Deferred Tax” (FRS19) in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognized to the extent that it is regarded as more likely than not that they will be recovered. P&O Princess has adopted the standard as of January 1, 2002 resulting in the restatement of comparative data for 2001 and 2000 from partial provisioning for deferred tax to the full provision basis (as disclosed in Note 1 to the Financial Statements on page F-8).

Critical Accounting Policies and Judgments

The Group’s accounting policies are disclosed in Note 1 to the Financial Statements on page F-8. Our critical accounting policies are those that we believe are most important to the presentation of the Company’s financial condition and results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We therefore highlight the following critical accounting policies, related judgments and inherent uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

We have discussed the application of these critical accounting policies with our board of directors and Audit Committee.

There have been no changes to these Critical Accounting Policies during the year.

Ship Accounting

Our most significant assets are our ships, which represent 85% of our total assets and are subject to several critical accounting policies:

(1)	We depreciate our ships on a straight line basis over their expected useful lives. This requires us to estimate the useful life of our assets as well as their residual values, considering, among other things, the impact of technological change, market conditions and industry experience. We have estimated our new ships’ average useful lives at 30 years and their residual values at 15% of our original ship cost.

If we had assumed useful lives of the ships at 25 years, the impact on our results for 2002 would have been to reduce operating profits by approximately $29 million.

If we had assumed residual values at 10% of our original ship cost and expected useful lives of 30 years, the impact on our results for 2002 would have been to reduce operating profits by approximately $8 million.

(2)	We review our long-lived assets, particularly our ships, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. If such an indication of impairment exists we are required to estimate the fair value of the asset and its remaining useful life, either by obtaining third party appraisals or performing discounted cash flow analysis through the use of estimated future cash flows and assumed appropriate discount rates. Any provision for impairment in value of the assets would be made in the profit and loss account.

Determination of fair values by these methods is subject to many uncertainties: an active trading market for cruise ships may not exist at a particular time, discounted cash flow techniques used in appraisals require significant judgments such as estimated future yields and related costs, expected fleet development and the market environment. We believe that we have made reasonable estimates and judgements in reviewing any potential impairment of our long-lived assets. However, if there is a material change in economic conditions or other circumstances influencing fair value, we could be required to recognize an impairment charge.

(3)	We account for subsequent expenditure on a ship after it has been brought into service by capitalizing those costs which we believe are an improvement of the ship which is a judgemental area and requires experience and technical information. These capitalized costs are then depreciated over their estimated useful lives. Any remaining costs are treated as either dry-docking costs or repairs and maintenance.

Given the complexities associated with the accounting for cruise ships all the above policies can result in estimates which are highly subjective. If we materially changed our assumptions of ship lives, residual values or carrying values, our depreciation expense and net book value of our ships would be materially different. Also, if we were to change our assessment of ship expenditure, the amounts we expense each year as repair and maintenance costs could increase, partially offset by a decrease in depreciation expense, as less ship costs would have been capitalized.

We believe that the estimates and judgments we have made in reviewing the carrying value and determining the useful lives of our fixed assets together with the treatment of ship expenditure after it has been brought into service are appropriate.

Contingencies

The likely outcome of any claims brought against us or of which we have been notified is a subjective matter. We use our best judgment in determining the likelihood of any probable expense or liability that may result to the Group and provide for such costs where appropriate. Note 25 to the Financial Statements, on page F-36, discloses additional information on the Group’s contingent liabilities.

Given the inherent uncertainty related to the eventual outcome of any such claims, it is possible that these matters may be resolved for amounts materially different from any provisions that we may have made. We believe that the assessments we have made, and the resulting provisions, are appropriate. However, as new information becomes available, we may need to reassess the likely outcome and it is possible that our revised estimates could materially impact our results and financial position.

ITEM 6. DI RECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

Our board of directors manages our business. However, the shareholders must approve a number of important matters, including changes to the share capital and the election of directors. Directors are appointed subject to our articles of association. Our board of directors may fill vacancies and appoint additional directors who hold office until the next annual general meeting. The minimum number of directors is two and the maximum number is twenty. Shareholders may vary these limits by special resolution. There are currently seven members of the board of directors. At every annual general meeting, directors who have been in office for three years and have not sought re-election retire by rotation and are eligible for re-election. Shareholders may remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place by ordinary resolution.

In addition, the executive directors have entered into service agreements with the company which govern their employment relationship. Under normal circumstances the notice period under these service agreements is 12 months. The table below sets out the names of our directors and officers and their current positions with us:

Name	Age	Position
Directors
The Rt. Hon. Lord Sterling of Plaistow, GCVO CBE	68	Chairman
Sir John Parker	60	Deputy Chairman
Peter Ratcliffe	55	Chief Executive Officer
Nick Luff	35	Chief Financial Officer
Peter Foy	62	Non-Executive Director
Baroness Hogg	56	Non-Executive Director
Horst Rahe	63	Non-Executive Director

Senior Management
Charles Arkinstall	60	Executive Vice President, Technical and Maritime Affairs
Dean Brown	49	Executive Vice President, Sales and Customer Service, Princess Cruises
Alan Buckelew	54	Chief Financial Officer, Princess Cruises
Lars Clasen	45	President, Seetours
David Dingle	46	Managing Director, P&O Princess Cruises (U.K.)
Gwyn Hughes	54	Executive Vice President, Corporate Development
Brian Langston-Carter	59	Executive Vice President, Fleet Operations, Princess Cruises
Gavin Smith	36	Managing Director, P&O Cruises (Australia)

Company Secretary
Simon Pearce	42	Company Secretary

The following is a brief biography of our Directors and senior management.

The Lord Sterling of Plaistow CBE, Chairman. Lord Sterling, age 68, has been Chairman of P&O Princess Cruises plc since the demerger from P&O in October 2000. He is also Chairman of P&O, having joined its Board as a non-executive director in 1980. He was appointed Executive Chairman of P&O in 1983. Prior to his involvement in P&O, Lord Sterling founded Sterling Guarantee Trust and was a Special

Adviser to successive U.K. Secretaries of State for Industry and then Trade & Industry. Lord Sterling has previously been President of the General Council of British Shipping and President of the European Community Shipowners’ Association. Lord Sterling will retire from the Board of P&O Princess on the expected completion of the Proposed Carnival DLC transaction.

Peter Ratcliffe, Chief Executive Officer. Peter Ratcliffe, age 55, has been Chief Executive Officer of P&O Princess Cruises plc since the demerger from P&O in October 2000. He was previously an executive director of P&O and head of its cruise division, having served as President of Princess Cruises since 1993 and its Chief Operating Officer since 1989. His early career was spent with P&O Containers Limited in London and Sydney. Peter Ratcliffe served as the Chairman of the International Council of Cruise Lines in 1997 and 1998. Peter Ratcliffe will be a Director of the Dual Listed Companies on the expected completion of the Proposed Carnival DLC transaction.

Nick Luff, Chief Financial Officer. Nick Luff, age 35, has been Chief Financial Officer of P&O Princess Cruises plc since the demerger from P&O in October 2000. A Chartered Accountant, he was Finance Director of P&O from 1999 until the demerger, having previously been Group Treasurer and Head of Corporate Finance. Nick Luff will stand down from the Board upon the expected completion of the Proposed Carnival DLC transaction.

Peter Foy, Non-Executive Director. Peter Foy, age 62, has been a non-executive director of P&O Princess Cruises plc since the demerger from P&O in October 2000. He was formerly Managing Director of McKinsey & Co U.K., and for ten years was Head of the firm’s European Consumer Goods Practice. Previously, Mr. Foy held a number of marketing positions with Gillette, L’Oreal and Colgate-Palmolive. He is presently Chairman of Whitehead Mann Group plc and a non-executive director of PepsiCo Inc., and Safeway plc. Peter Foy will stand down from the Board on the expected completion of the Proposed Carnival DLC transaction.

Baroness Hogg, Non-Executive Director. Baroness Hogg, age 56, is a director of P&O Princess, Chairman of 3i Group plc and Frontier Economics, a non-executive director of GKN plc, a Governor of the British Broadcasting Corporation and a member of the House of Lords Economic Affairs Committee. Baroness Hogg was Head of the Prime Minister’s Policy Unit, with the rank of Second Permanent Secretary, from 1990-1995 and served as a non-executive director of P&O between 1999 and October 2000. Baroness Hogg has been a non-executive director of P&O Princess Cruises plc since demerger in October 2000. Sarah Hogg has been a non-executive director of P&O Princess since the demerger in October 2000. She will be a Director of the Dual Listed Companies on the expected completion of the Proposed Carnival DLC transaction.

Sir John Parker, Deputy Chairman. Sir John Parker, age 60, is a director of P&O Princess and the non-executive Chairman of National Grid Transco plc and RMC Group plc. He is non-executive director of Brambles Industries plc and was formerly Chairman and Chief Executive of Babcock International Group plc. He is a Fellow of the Royal Academy of Engineering and a past President of the Royal Institution of Naval Architects. Sir John Parker has been a member of the General Committee of Lloyds Register of Shipping since 1983 and Chairman of its Technical Committee (1993-2002). Sir John has been a non-executive director of P&O Princess since the demerger in October 2000 and was appointed Deputy Chairman in September 2002. Sir John Parker will be a Director of the Dual Listed Companies on the expected completion of the Proposed Carnival DLC transaction.

Horst Rahe, Non-Executive Director. Horst Rahe, age 63, has been closely associated with the development of tourism in German-speaking countries and his business career has covered shipping, tourism and real estate in Hamburg and Rostock. He was instrumental in the successful privatization in 1998 of Deutsche Seereederei, which has become one of the best-known tourist enterprises under the brand name Arkona Touristik, with a special focus on cruise ships. Mr. Rahe also founded AIDA, which became the leading cruise brand in Germany after only four years of operation and was acquired by P&O Princess Cruises plc in 1999. Mr. Rahe was appointed as a non-executive director of P&O Princess Cruises plc in May 2001. Horst Rahe will stand down from the Board on the expected completion of the Proposed Carnival DLC transaction.

Charles Arkinstall was appointed as Executive Vice President, Technical and Maritime Affairs in July 2000. He joined P&O Cruises in 1992 when he was appointed Technical Director and, concurrently, Senior Vice President, Technical Services of Princess Cruises. He has since held several positions with responsibility for Princess and P&O Cruises newbuilds and for fleet services of P&O Cruises. Prior to this, for six years he served as managing director of International Shipping Technical Services in Monaco, a part of Sitmar Cruises acquired by Princess in 1988, and had fourteen years’ service with Furness Withy & Co Ltd. prior to his appointment as projects and construction director with Shipping Management SAM in Monaco in 1982. He is a chartered Engineer and Naval Architect.

Alan Buckelew, Princess Cruises’ Chief Financial Officer has been with Princess Cruises since 1977. He has previously held the positions of Executive Vice President of Corporate Services, Senior Vice President of Corporate Services, Senior Vice President of Customer Service and Senior Vice President of Corporate Services and Yield Management of Princess Cruises. He began his career as a financial analyst before joining Sitmar Cruises in 1977 as Manager of Management Information. He was appointed Senior Vice President of Corporate Planning in 1984, and headed the Reservations and Data Processing departments when Sitmar was acquired by Princess Cruises. Alan Buckelew holds a masters of business administration and a bachelor’s degree from the University of California at Los Angeles.

Dean Brown is Executive Vice President, sales and customer service for Princess Cruises and also acts as Chief Executive Officer and Chairman of Princess Tours, a position he has held since 1995. He began his career with Princess Tours in 1979 in the reservations department and subsequently held management positions in operations, planning and development. He was appointed V.P. of reservations and operations in 1989. Dean Brown has been an active member of the Alaska Visitors Association, or AVA, for more than 15 years and joined the organization’s board of directors in 1989. He also held the position of AVA president in 1996. He is currently Vice Chairman of the North West Cruise Ship Association. Dean Brown received his B.A. degree in communications and history from the University of Washington.

Lars Clasen is President of Seetours. Lars Clasen previously served as Chief Financial Officer of Arkona Touristik from 1997 to 1999, and Chief Financial Officer of Deutsche Seereederei Group from 1993 to 1997. He has held managerial positions with shipping companies in the United States and Germany and was appointed Managing Director of Mammoet Hansa AG in 1990. Lars Clasen is a business economist with an international finance and shipping background.

David Dingle was appointed Managing Director of P&O Princess Cruises UK in 2000, having previously served as Managing Director and Commercial and Corporate Director of P&O Cruises UK since March 1999. He began his career with P&O Cruises UK in 1978 as a management trainee. He was promoted to Regional Sales Executive in 1981 and to Product Planning Manager in 1983. In 1986 he became Marketing Director of Princess Voyages, and was subsequently appointed Marketing Director of Canberra Cruises in 1988 and Marketing Director of P&O Cruises UK/Princess Cruises Europe in 1990. David Dingle is a director of the Passenger Shipping Association.

Gwyn Hughes was appointed Executive Vice President, Corporate Development in July 2000 having previously been managing director of P&O Cruises UK Limited and Princess Cruises Limited. He is also Chairman of P&O Travel Limited. He joined P&O Cruises in 1983 as a general sales service manager. He has held several positions; Managing Director of Princess Voyages in 1986, Managing Director of P&O Travel in 1987 and Managing Director of Canberra Cruises in 1988. Prior to joining the P&O Group, Gwyn Hughes was employed as managing director with Trafalgar Travel, having started with Trafalgar Tours as marketing director in 1979. He is currently an external director on the Board of the United Kingdom Steamship Owners Protection and Indemnity Association Limited and was a member of council and a director of the Passenger Shipping Association from 1986 until 2000. He is President of the Institute of Travel and Tourism and has recently been appointed a director of Association of British Travel Agents.

Brian Langston-Carter is Executive Vice President, Fleet Operations for Princess Cruises, a position he has held since March 2000. His previous position of Senior Vice President, Fleet Operations, was created in 1999 with the merger of Princess Cruises’ hotel operations and fleet services departments. Brian

Langston-Carter began his career as a musician aboard the P&O ship SS Chusan in 1968. By 1972, he had been promoted to cruise director aboard the ship that later became the original Sun Princess. In 1975, he joined Princess Cruises’ corporate offices to manage Princess Cruises’ entertainment program and subsequently rose through the department to become Senior Vice President of hotel operations in 1991.

Gavin Smith, Managing Director, P&O Cruises Australia. Gavin Smith has been a Managing Director of P&O Cruises Australia since July 2002. He began his career with P&O Cruises Australia in 1989, commencing as an analyst in Market Planning and has held various senior marketing and communications positions for both P&O Cruises Australia and P&O Cruises UK, including General Manager Marketing and Sales for P&O Cruises Australia. Gavin Smith has a degree in Marketing.

Committees of the Board

Audit Committee

Chairman: Baroness Hogg

Other members: Sir John Parker, Peter Foy

The Audit Committee is scheduled to meet four times a year and at other times if required. The committee met four times during 2002. The Chief Financial Officer normally attends meetings at the invitation of the Committee. The Audit Committee examines the process of financial reporting within the Group and reviews the Group’s accounting policies and monitors the integrity of the financial statements. It also reviews the Group’s system of internal control and the processes for monitoring and evaluating the risks facing the Group. The Committee is responsible for the appointment of the independent external auditors, reviewing the scope and results of the audit with the external auditors and monitoring the independence of the external auditor as well as the terms of reference and results of the work of the internal audit department.

Remuneration Committee

Chairman: Peter Foy

Other members: Baroness Hogg, Sir John Parker

The Remuneration Committee is scheduled to meet at least twice a year and at other times as required. It met five times during 2002. Executive Directors are invited to attend for appropriate items but are excluded when their own performance and remuneration are under review. The Remuneration Committee makes recommendations and approves on behalf of the board the salaries, incentive and other benefit arrangements of the Chairman and executive directors and oversees the Company’s incentive schemes. Fees payable to non-executive directors are determined by the board.

Nomination Committee

Chairman: Lord Sterling

Other members: Baroness Hogg, Sir John Parker, Peter Ratcliffe, Peter Foy

The Nomination Committee meets periodically as required. The committee met once during 2002. Its function is to assess and recommend to the Board candidates for appointment as executive and non-executive directors of the Company. It makes recommendations to the Board on its composition and balance and also reviews proposals for changes in responsibilities of directors.

Details of directors’ remuneration

The remuneration of the directors, excluding pension benefits, is set out in the following table. Effective on January 1, 2003, Peter Ratcliffe’s basic annual salary was increased from $800,000 to $832,000 and

Nick Luff’s was increased from £270,000 to £295,000. As part of their annual bonus for the year 2002, the Chairman and the other Executive Directors will receive a share award which will comprise shares to the value of the amount shown in the table. In accordance with the terms of the deferred bonus and co-investment matching plan, the share awards are subject to a three-year retention period and will be eligible for a corresponding matching award.

	2002
	Fees $000	Salaries $000	Cash bonus $000	Share Award $000	Benefits $000	Total $000
Lord Sterling	—	497	186	186	11	880
Peter Ratcliffe	—	800	400	400	48	1,648
Nick Luff	—	406	152	152	26	736
Baroness Hogg	49	—	—	—	—	49
Sir John Parker	78	—	—	—	—	78
Peter Foy	156	—	—	—	—	156
Horst Rahe	38	—	—	—	—	38

	321	1,703	738	738	85	3,585

With the exception of amounts paid to Peter Ratcliffe, the remuneration of directors was in sterling and has been converted into U.S. dollars at the average rate for the year of $1.504:£1. The Company retains a serviced apartment in London at an annual rent of £120,800 ($181,700). This is used by executives, including Peter Ratcliffe, for accommodation while visiting London on the Company’s business.

Chairman and Executive Director Remuneration

Each of the directors of P&O Princess named below has a directors’ service contract with the P&O Princess group providing for the relevant remuneration and benefits described below:

P&O Princess Director	Basic annual salary	Position	Employing Company	Date of Agreement
Lord Sterling	£330,450	Chairman	P&O Princess	September 25, 2000
Peter Ratcliffe	$800,000	Chief Executive Officer	P&O Princess	September 25, 2000
Nick Luff	£270,000	Chief Financial Officer	P&O Princess	September 25, 2000

With effect from January 1, 2003, Peter Ratcliffe’s basic annual salary was increased from $800,000 to $832,000 and Nick Luff’s was increased from £270,000 to £295,000.

Lord Sterling was due to retire on October 23, 2002, but agreed to continue his service until P&O Princess concluded its proposed transactions with either Carnival or Royal Caribbean. He will therefore retire from the P&O Princess board and, due notice having been given, his service contract will expire on completion of the Proposed Carnival DLC Transaction.

Peter Ratcliffe and Nick Luff each have service contracts with the Company which came into effect on October 23, 2000 and which may be terminated by the Company on 12 months’ notice. In the case of early termination of their contracts by the Company without cause, these contracts provide for payments in lieu of notice equivalent to 12 months’ base salary, benefits and a bonus equivalent to that paid in respect of the year preceding the year in which employment terminates. If the Proposed Carnival DLC Transaction is completed, Nick Luff’s service contract will be terminated by the Company on this basis with a payment in lieu of notice of £583,250 (U.S. $877,200). Peter Ratcliffe is currently negotiating certain changes to his service contract which are expected to come into effect on completion of the

Proposed Carnival DLC Transaction. The total value of his salary and potential bonus package will remain broadly unchanged at around $2 million per annum. Under the revised contract, it is expected that this will consist of a base salary of $1.1 million plus a potential cash bonus of $450,000 and a potential bonus of $450,000 paid in shares. There will be no matching potential against the share element of the bonus. This compares with current base salary of $832,000 plus potential cash bonus of $416,000, potential share award of $416,000, and potential related matching award also of $416,000.

The main components of remuneration for executive directors and, where relevant, the performance criteria on which they are based, are set out below. In agreeing the level of base salaries and the annual performance bonus, the Remuneration Committee takes into consideration the total remuneration available to executives and has the discretion to vary individual elements of the remuneration package.

Base salary

Base salaries are set at levels competitive with pay for directors and executives based in similar locations and holding equivalent positions in comparable companies.

Benefits in kind

These principally comprise car benefits, life assurance and membership of the Group’s healthcare insurance schemes. The level of benefits provided to executive directors is consistent with that provided by other major companies. These benefits do not form part of pensionable earnings.

Annual bonus

The annual bonus earned in any year is dependent on the extent to which performance targets are achieved. Targets for directors, which are common to each director and approved by the remuneration committee, are based on the Group’s earnings per share, as the committee is of the view that this is the most appropriate measure of the performance of the executive directors. The targets, which are set at the beginning of the relevant year based on group budgets, are designed to take account of the anticipated trading environment. For example, in 2002, the targets took account of the difficult trading conditions faced by the Group in the aftermath of the terrorist incidents on September 11, 2001. The maximum annual bonus that can be earned by directors is 75% of base salary (100% in the case of the Chief Executive Officer). Subject to the discretion of the remuneration committee, half of the bonus is paid in cash with the balance awarded in shares as a share award for the purpose of the deferred bonus and co-investment matching plan, as described below.

Long-term incentive plans

Deferred bonus and co-investment matching plan

The deferred bonus and co-investment matching plan provides participants with the opportunity to receive matching awards of shares depending upon the performance of the Company over a specified retention period. Share awards granted to participants are automatically invested in the plan and, in addition, participants may choose to invest all or part of their post-tax cash bonus, or funds from their own resources, into the plan (invested shares) subject to an overall limit on the amount invested in the plan in any one year of 75% of base salary (100% in the case of the Chief Executive Officer). An award of shares equivalent to the total of a participant’s share award and gross value of invested shares is granted to a participant (a matching award). The extent to which a new matching award may be exercised is based on the growth in earnings per share of the Company over the three-year retention period as disclosed in the audited financial statements. If the Company achieves earnings per share growth of 15% over this period, participants will be entitled to exercise 25% of their matching award. If earnings per share growth is 50%, the entire matching award may be exercised. For growth between 15% and 50%, the extent to which a matching award may be exercised is determined on a straight-line basis between these points. Generally, the matching award may only be exercised if the share award and invested shares are retained throughout the retention period. The remuneration committee, which regularly reviews these performance thresholds, believes that they provide appropriately stretching targets taking account of the Company, its competitors and the nature of the industry in which it operates. Retention periods of awards granted under the plan were two years long but, in June 2002 on the recommendation of the remuneration committee, the board agreed that all future awards would have retention periods of three years. In addition, the retention period of existing awards held by executive directors was extended to three years. The remuneration committee did not consider it appropriate to adjust the performance targets for existing awards following extension of the retention periods. Consequently, the thresholds at which participants will be able to exercise between 25% and 100% of existing matching awards remain the achievement by the Company of earnings per share growth of between 10% and 40% respectively over the relevant performance period. However, if the Proposed Carnival DLC transaction is completed, all matching awards granted prior to 2003 and outstanding at completion will be immediately exercisable in full.

Executive share option plan

Options at market value at the date of grant are granted to eligible employees based on guidelines approved by the remuneration committee. These guidelines govern the total number of options which may be granted and the frequency of awards and ensure that the progression to maximum awards is within individual and overall limits authorized by shareholders, so phasing grants of options to executives over a number of years.

Options granted to directors may not be exercised unless the growth in the Company’s earnings per share over a period of at least three years from grant, as disclosed in the audited financial statements, exceeds the growth in an appropriate recognized index of retail prices by an average of at least 3% per annum. The remuneration committee, which regularly reviews performance criteria, believes targets based on earnings per share growth to be the most suitable in assessing performance of the executive directors and considers this target to be appropriate in the context of the aims of the board’s remuneration policy. Options granted to other executives are not subject to any performance condition. If the Proposed Carnival DLC transaction is completed, all share options outstanding at completion will vest and any performance conditions will cease to apply.

To ensure appropriate phasing of grants of share options, the value of shares under option granted to directors and certain other senior executives in any year is normally limited to 150% of base salary. Lower limits apply to other executives. The remuneration committee reserves the right to vary these limits if it determines that exceptional circumstances exist.

Lord Sterling receives no pension benefits in respect of his service with P&O Princess. Except for providing life insurance, his service contract with P&O Princess does not entitle him to receive any other benefits.

Peter Ratcliffe is a member of the P&O Princess Cruises Pension Scheme in the UK. He accrues pension rights under this scheme at a rate of up to 1/45th of final salary for each year of service. For this purpose, final salary is the basic salary received in the final 12 months of service. When in payment the pension will be increased each year in line with the increase in the UK Retail Prices Index, up to a maximum of 5 percent. Normal retirement age is 60. On death, a spouse’s or dependant’s pension equal to two-thirds of the member’s pension is paid. In the event of early voluntary retirement before the age of 55, a pension is paid equal to two-thirds of final salary, reduced pro rata for actual service compared with potential service to age 60. In the event of compulsory early retirement, or voluntary early retirement after the age of 55, a pension is paid equal to two-thirds of final salary.

Peter Ratcliffe is also a member of the Princess Cruises Supplemental Executive Retirement Plan in the United States (the “Supplemental Plan”). This Supplemental Plan provides pension benefits to supplement benefits received from certain other plans, including benefits from the P&O Princess Cruises Pension Scheme described below. The overall effect of these plans, including the Supplemental Plan, is to provide, on retirement, a pension of 65 percent of final salary, subject to having completed 15 years service. For this purpose, final salary is the average basic salary for the five years immediately preceding retirement and Peter Ratcliffe’s service commenced on September 1, 1986. For service of less than 15 years, the pension is reduced pro rata, and there is an actuarial reduction if pension is drawn under the age of 55 following voluntary early retirement. The normal retirement age is 60. The pension is payable in full to the member or, on his death, to his spouse. Benefits from the P&O Princess Cruises Pension Scheme can exceed those resulting from the overall figures under the Supplemental Plan, in which case no further amounts are paid under the Supplemental Plan. In addition, Peter Ratcliffe is also a member of the Princess Cruises Retirement Savings Plan in the U.S. This is a defined-contribution 401(k) plan and the contribution payable by the Company in respect of the year was $11,000.

Nick Luff is a member of the P&O Princess Cruises Pension Scheme. The benefits that he can receive from the scheme are restricted by an earnings cap which is currently £97,200. He accrues pension rights under the scheme at a rate of 1/82nd of the earnings cap, (currently £97,200 ($146,200)) for each year of service. The same provisions as for Peter Ratcliffe apply in respect of increases in pensions, retirement age and spouse’s or dependant’s pension. In addition to the benefits from the P&O Princess Cruises Pension Scheme, a funded unapproved retirement benefit scheme has been established for Nick Luff. This scheme operates on a defined contribution basis and the total amount payable by the Company during the year was £58,800 ($88,400).

Details of the retirement benefits of directors arising from their participation in defined-benefit pension arrangements are set out below:

	Accrued benefit at Dec. 31, 2002 U.S. $000	Increase in accrued benefits including inflation U.S.$000	Increase in accrued benefits excluding inflation U.S.$000	Transfer value of increase in accrued benefits net of inflation and directors’ contributions U.S.$000	Transfer value at Jan. 1, 2002 U.S.$000	Transfer value at Dec. 31, 2002 U.S.$000	(Decrease) in transfer value net of directors’ contributions U.S. $000
Peter Ratcliffe	492	18	10	123	6,571	6,237	(334)
Nick Luff	51	3	2	1	290	237	(60)

The accrued benefit is that pension which would be paid annually on retirement at 60, the normal retirement age under the pension scheme in the U.K., based on service to December 31, 2002.

Death-in-service benefits

The U.K. Scheme provides death-in-service benefits to Peter Ratcliffe and Nick Luff. In the event of death before retirement, a lump sum is payable (of four times basic salary or pensionable earnings, whichever is the higher, or, if applicable, four times the earnings cap at the date of death) together with a refund of the member’s contributions. In addition, a spouse’s or dependant’s pension, equivalent to 66% of the member’s pension (prior to commutation), would be payable. Children’s pensions of 25% of the spouse’s pension may also be payable. As the death-in-service benefits provided by the U.K. Scheme to Nick Luff are restricted by U.K. Inland Revenue limits, and as Lord Sterling is not a member of the U.K. Scheme, additional life assurance cover is purchased on their behalf. The relevant premiums are included in the table on page 65 as a benefit.

The U.K. Scheme also provides pensions on total incapacity and on ill-health of a member.

Pension increases in retirement

Pensions in payment arising from the U.K. Scheme are increased each year in line with the Retail Price Index, up to a maximum of 5%. Pensions in payment from the Supplemental Plan are not increased after retirement.

Non-Executive Director Remuneration

The non-executive directors of P&O Princess are Sir John Parker, Baroness Hogg, Peter Foy and Horst Rahe. Non-executive directors do not have service contracts, but instead have a letter or agreement setting out the terms and conditions of their appointment. Each of the non-executive directors has been appointed for an initial term of five years, although the appointment may be terminated by either the director or the Company giving 12 months’ notice. In addition, the appointments are subject to the provisions of the articles of association of the Company.

The fees payable to each non-executive director, and the date on which their appointment commenced, are summarized below:

		Annual Fee		Commencement of Appointment
Sir John Parker	– until September 25, 2002 – from September 26, 2002	£ £	25,000 130,000	September 18, 2000
Baroness Hogg			£32,500	September 18, 2000
Peter Foy	– until September 25, 2002* – from September 26, 2002	£ £	130,000 32,500	September 18, 2002
Horst Rahe			£25,000	May 16, 2001

*	Peter Foy’s annual fee increased from £32,500 to £130,000 on October 4, 2001 in respect of his appointment as deputy chairman.

Non-executive directors receive a basic fee of £25,000 and an additional fee of £7,500 per annum if they serve as chairman of any board committees. Until September 26, 2002, Peter Foy received fees at a total annual rate of £130,000, representing fees payable as a non-executive director and as deputy chairman. Following his decision to step down from the position of deputy chairman on that date, the fee payable to him was reduced accordingly and Sir John Parker, who took up the appointment, received fees at the rate of £105,000 per annum in addition to fees payable as a non-executive director.

The non-executive directors do not receive any pension benefits from the Company.

Sir John Parker’s appointment as deputy chairman of the board will terminate automatically, without any notice having to be given, if the Proposed Carnival DLC transaction is completed. If the Proposed Carnival DLC transaction is completed, the appointments of Peter Foy and Horst Rahe as non-executive directors will be terminated by the Company with payments of £32,500 (US$48,900) and £25,000 (US$37,600) respectively.

Directors’ interest in shares

The directors’ interest in the shares of the Company as of December 31, 2002 are set out below.

	Ordinary shares	P&O LTIP Options	P&O LTIP Awards	Share Awards	Matching Awards	Share options	Total
Lord Sterling	1,068,484	196,725	80,681	19,423	150,852	367,814	1,883,979
Peter Ratcliffe	152,928	—	87,701	87,629	251,452	490,200	1,069,910
Nick Luff	55,574	—	37,604	34,281	143,273	332,077	602,809

	Ordinary shares	P&O LTIP Options	P&O LTIP Awards	Share Awards	Matching Awards	Share options	Total
Baroness Hogg	6,240						6,240
Sir John Parker	10,000						10,000
Peter Foy	16,450						16,450
Horst Rahe	11,366,415						11,366,415

On March 4, 2002, Lord Sterling, Peter Ratcliffe and Nick Luff acquired 79,269 shares, 86,165 shares and 36,946 shares respectively through the exercise of 2001 LTIP Awards. A nominal consideration of £1 per award was payable to exercise each award and the value of the shares on exercise was £4.115 per share. The value of the awards on exercise was therefore £326,191 (US$490,591), £354,568 (US$533,270) and £152,032 (US$228,656) respectively. The exercise of the awards gave rise to an income tax charge which was financed by the sale, on the same date, of 31,804 shares, 43,213 shares and 14,823 shares by Lord Sterling, Peter Ratcliffe and Nick Luff respectively at a price of £4,115 pence per share. On March 4, 2002 Nick Luff purchased 2,000 shares at a price of £4.10 per share.

On November 21, 2002, Peter Ratcliffe acquired 214,976 shares through the exercise of a P&O LTIP Option. A nominal consideration of £1 per award was payable to exercise the option and the value of the shares on exercise was £4.905 per share. The value of the option on exercise was therefore £1,054,456 (US$1,585,902). The exercise of the option gave rise to an income tax charge which was financed by the sale, on the same date, of 107,500 shares at a price of £4.905 per share.

On December 18, 2000, Deutsche Seereederei GmbH (“DS”), a company wholly-owned by Horst Rahe and his family, entered into a share sale agreement (the “Agreement”) with Commerzbank AG (“Commerzbank”) for German tax-planning purposes. The Agreement is in respect of the 11,366,415 ordinary shares of P&O Princess owned by DS (the “Shares”) which comprise Mr. Rahe’s interest in the ordinary shares of P&O Princess. It will result in DS disposing of its interest in the Shares on June 23, 2003, or earlier if it so elects, but until then, through DS, Mr. Rahe retains full economic interests in Shares.

Under the Agreement, on December 18, 2002, DS transferred the Shares to Commerzbank for £50,580,547 (US$76,073,143) (£4.45 per share). At the same time, DS entered into a total return swap agreement, with Commerzbank under which the Shares will be valued on June 23, 2003 or earlier, if DS so elects (the “Valuation Date”). To the extent that the valuation of the Shares on the Valuation Date (the “Final Price”) exceeds £4,478 per share (the “Initial Price”), Commerzbank will pay the difference to DS. Conversely, if the Final Price is less than the Initial Price, DS will pay the difference to Commerzbank. Any dividends receivable in respect of the Shares prior to the Valuation Date will be for the benefit of DS.

P&O LTIP Options

The options described as “P&O LTIP Options” above are options over ordinary shares granted on October 24, 2000 to directors who, through arrangements put in place for the purposes of the demerger from P&O, exchanged fully-vested awards previously granted under P&O incentive schemes for such options. The options are exercisable on payment of £1 and will lapse on March 27, 2005. The market value of the shares at the date of grant was £2.92 per share. The number of shares to which P&O LTIP Options relate increased during the year due to shares allocated or purchased by the trustee in lieu of dividends foregone.

P&O LTIP Awards

The awards described as “P&O LTIP Awards” above comprise two awards which were granted on October 24, 2000 to directors who, through arrangements put in place for the purposes of the demerger,

exchanged awards granted under P&O incentive schemes for which the retention period had not been completed for such awards. One half of the shares comprising an individual’s P&O LTIP Award represented a 2001 LTIP Award and the other half represented a 2002 LTIP Award. The market value of the shares at the date of grant was £2.92 per share. Each of Lord Sterling, Peter Ratcliffe and Nick Luff exercised their 2001 LTIP Awards on March 4, 2002.

The 2002 LTIP Awards are exercisable no earlier than the date on which the Company announces its results for the year ended December 31, 2003, the retention period having been extended during the year in line with the board’s decision to extend to three years the retention period of awards granted to directors under the deferred bonus and co-investment matching plan. However, if and when the Proposed Carnival DLC Transaction is completed, the 2002 LTIP Awards will vest and become exercisable. Each Award lapses three months after it becomes exercisable. The number of shares to which P&O LTIP Awards relate increased during the year due to shares allocated by the Trustee in lieu of dividends foregone. The P&O LTIP Awards are eligible for matching awards in accordance with the rules of the deferred bonus and co-investment matching plan.

Share Awards

The awards described as “Share Awards” above comprise awards of ordinary shares under the terms of the deferred bonus and co-investment matching plan. Lord Sterling, Peter Ratcliffe and Nick Luff were granted award on March 4, 2002 in respect of their 2001 annual bonus, the value of which was disclosed in the 2001 Annual Report. The market value of the shares comprising these awards on the day of grant was £4.0775 per share. The number of shares to which Share Awards relate increased during the year due to shares allocated by the Trustee in lieu of dividends foregone. Share Awards are eligible for Matching Awards in accordance with rules of the deferred bonus and co-investment matching plans.

Share Awards are subject to a retention period of three years from grant. None of the awards shown above is currently vested but, if and when the Proposed Carnival DLC transaction is completed, the Share Awards will vest and be released.

Matching Awards

Matching Awards are granted in respect of P&O LTIP Awards, Share Awards and Invested Shares. Under the terms of the deferred bonus and co-investment matching plan, the actual number of shares each director would normally receive from the exercise of Matching Awards will depend on the extent to which the relevant performance conditions have been satisfied at the relevant time.

The P&O Princess board has considered the Proposed Carnival DLC Transaction in the context of the Share Awards and matching awards granted under the P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan and has concluded that it is appropriate for these awards to vest in full upon completion of the Proposed Carnival DLC Transaction and has amended the rules of the Plan accordingly. Therefore, all P&O Princess shares comprised in such awards will vest and will be released in full to the relevant participants on completion.

Matching Awards granted in respect of 2001 LTIP Awards lapsed as the relevant performance criteria had not been achieved at the time the 2001 LTIP Awards were exercised on March 4, 2002.

Share options

Details of the share option granted to directors under the P&O Princess Cruises Executive Share Option Plan are set out below:

		Jan. 1, 2002	Granted Mar. 3, 2002	Dec. 31, 2002	Exercise price		Exercisable
							from	to
Lord Sterling	*	12,660	—	12,660	292	p	Oct 23, 2000	Apr 14, 2004

		Jan. 1, 2002	Granted Mar. 3, 2002	Dec. 31, 2002	Exercise price		Exercisable
							from	to
	*	162,758	—	162,758	292	p	Oct 23, 2000	Dec 22, 2004
		96,198	—	96,198	292	p	Oct 23, 2003	Oct 23, 2010
		96,198	—	96,198	$4.24		Oct 23, 2003	Oct 23, 2010

Total		367,814	—	367,814
Peter Ratcliffe		282,700	—	282,700	$4.24		Oct 23, 2003	Oct 23, 2010
		—	207,500	207,500	$5.78		Mar 3, 2005	Mar 3, 2012

Total		282,700	207,500	490,200

Nick Luff	*	37,144	—	37,144	292	p	Oct 23, 2000	Dec 22, 2004
	*	26,413	—	26,413	292	p	Oct 23, 2000	Oct 24, 2006
		77,967	—	77,967	292	p	Oct 23, 2003	Oct 23, 2010
		77,967	—	77,967	$4.24		Oct 23, 2003	Oct 23, 2010
		—	56,293	56,293	407.75	p	Mar 3, 2005	Mar 3, 2012
		—	56,293	56,293	$5.78		Mar 3, 2005	Mar 3, 2012

Total		219,491	112,586	332,077

Options marked (*) are replacement options, granted by the Company in accordance with its obligations under the demerger agreement. Replacement options were granted to replace options over P&O deferred stock held by participants in The Peninsular and Oriental Steam Navigation Company stock option schemes prior to the demerger which were exercised or released as part of the demerger arrangements. The number of shares over which replacement options were granted was determined by a formula which took into account the exercise price of the original option. The period in which a replacement option is exercisable is identical to that of the option it replaced. The exercise of replacement options is not subject to performance conditions.

The other options shown above were granted as part of a general grant of options to a large number of executives. The exercise of such options by directors is conditioned upon the growth in the company’s earnings per share over a period of at least three years from grant exceeding the growth in an appropriate recognized index of retail prices by at least 3% per annum. The P&O Princess board has considered the Proposed Carnival DLC Transaction in the context of options granted under the P&O Princess Cruises Executive Share Option Plan and has concluded that it is appropriate for these options to vest and become exercisable in full immediately upon completion of the Proposed Carnival DLC Transaction in accordance with the rules of the Plan.

Employee Benefit Trust

As potential beneficiaries of the P&O Princess Cruises Employee Benefit Trust, Lord Sterling, Peter Ratcliffe and Nick Luff are deemed to be interested in ordinary shares held by the Royal Bank of Scotland Trust Company (Jersey) Limited (the “Trust”). At December 31, 2002, the Trust held 1,540,483 ordinary shares.

Value of Shares

The value of the Company’s ordinary shares on December 31, 2001 was 400 pence and on December 31, 2002 was 431 pence. The highest price reached by the shares during the year was 520.5 pence on November 5, 2002 and the lowest was 350 pence on July 24, 2002.

Other Interests in Shares

Nick Luff also holds one £1 non-voting subscriber share. In addition, 49,998 preference shares of £1 each were allotted (but not issued) to him on September 22, 2000. These shares were allotted in connection with the formation of the Company in preparation for the demerger.

It is envisaged that following completion of the Proposed Carnival DLC Transaction, P&O Princess will request that Nick Luff pays the amount due under an undertaking that he gave to P&O Princess on September 22, 2000 (for £12,500 plus interest).

The rights attaching to the preference shares will be amended in the new articles of association, which P&O Princess is proposing be adopted in connection with the Proposed Carnival DLC Transaction, so that the holder of those shares can require that his preference shares be redeemed in full (for the amount paid up plus any accrued dividends) within three months of giving such notice.

In addition, P&O Princess will also increase its authorized share capital to enable a further 50,000 preference shares to be issued (and give the directors of P&O Princess up to 5 years to allot such additional preference shares). It is envisaged that these additional preference shares would be allotted to another shareholder in connection with any redemption of the preference shares held by Nick Luff so that P&O Princess would not, at any point in time, cease to comply with UK company law requirements for at least £50,000 of its share capital to be allotted, at least a quarter of which must be fully paid up.

Compliance with Corporate Governance Requirements

We apply recognized principles of good corporate governance as required by the Listing Rules of the U.K. Listing Authority and comply with the Principles of Good Governance and Code of Best Practice (“the Combined Code”) published by the U.K. Listing Authority. In addition to complying with the Combined Code, as a company listed on the New York Stock Exchange, we also comply with the applicable rules and regulations of the NYSE, the U.S. Securities and Exchange Commission and other legislation applicable to companies listed in the U.S., including the recently-enacted Sarbanes-Oxley Act of 2002. These rules and regulations impose requirements on the Company related to good corporate governance practices.

Employees

	Years ended December 31,
	2000	2001	2002
The average number of our employees was as follows:
Shore staff	3,567	3,623	3,654
Sea staff	15,461	15,833	16,298

	19,028	19,456	19,952

A significant proportion of our employees that work on our ships are unionized or are party to similar collective agreements. We believe that our employee and union relations are good.

For further information on our employees, see “Item 4. Information on the Company – Employees” beginning on page 35.

Share Ownership

As of the date of this annual report, the following director has an interest in more than 1% of the outstanding ordinary shares of P&O Princess, not including options and conditional awards:

	P&O Princess Shares	% of issued share capital
Horst Rahe*	11,366,415	1.64%

*	For additional information on P&O Princess Shares owned by Horst Rahe, see “Item 7. Major Shareholders and Related Party Transactions” on page 75.

Each of our remaining six directors own, and together as a group own, less than 1% of the outstanding ordinary shares of P&O Princess, not including options and conditional awards.

For information on share options held by our directors, see “Item 6. Directors, Senior Management and Employees – Director’s interest in shares” on page 70.

Employee Option Schemes

Options under the P&O Princess Cruises Executive Share Option Plan (the “Option Plan”) are exercisable in a period beginning not normally earlier than 3 years and ending no later than 10 years from the date of the grant. Options granted immediately after demerger as replacements of options over P&O deferred stock previously held by our employees are exercisable over the same period as the options replaced. The exercise price is set at the closing market price on the day the option is granted.

The P&O Princess board has considered the Proposed Carnival DLC Transaction in the context of options granted under the P&O Princess Cruises Executive Share Option Plan and has concluded that it is appropriate for these options to vest and become exercisable in full immediately upon completion of the Proposed Carnival DLC Transaction in accordance with the rules of the Plan.

Options granted to P&O Princess employees under the Option Plan are as set out below:

	Weighted average exercise price per share		Number of options
	Shares	ADS	Shares	ADS
Options outstanding at January 1, 2002	293p	$17.14	6,551,662	952,717
Options granted during the year	370p	$23.85	2,856,082	505,150
Options exercised during the year	292p	$16.97	(613,523)	(53,917)
Options lapsed or cancelled	292p	—	(171,572)	—

Options outstanding at December 31, 2002	318p	$19.56	8,622,649	1,403,950

Options exercisable at December 31, 2002	293p	$16.97	1,038,955	54,874

ITE M 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 10, 2003, being the last practicable date prior to the publication of this annual report, P&O Princess had been notified of the following interests of 3% or more in the share capital of P&O Princess:

Name	No. of P&O Princess Shares	% of issued share capital
Deutsche Bank AG	92,304,582	13.3%
Henderson Global Investors Limited	30,241,014	4.4%
Lehman Brothers International	26,860,465	3.9%
Legal & General Investment Management Limited	26,794,356	3.9%
Barclays Global Investors Limited	25,453,61?	3.7%
Baillie Gifford & Co	23,391,058	3.4%
Cater Allen International Limited	23,108,336	3.3%
M&G Investment Management Limited	22,503,634	3.2%
Credit Suisse First Boston Equities	21,549,151	3.1%

Except as disclosed above, so far as is known to P&O Princess, there is no person who is directly or indirectly interested in 3% or more of the share capital of P&O Princess.

The persons disclosed above do not have voting rights different from that of other P&O Princess shareholders.

As of March 10, 2003, being the last practicable date prior to the publication of this annual report, Horst Rahe* had an interest in 11,366,415 ordinary shares, amounting to 1.64% of the issued share capital of P&O Princess, not including options and conditional awards. The remaining six directors as a group owned 1,202,200 ordinary shares, amounting to 0.17% of the issued share capital of P&O Princess, not including options and conditional awards:

*For additional information on P&O Princess shares owned by Horst Rahe, see “Related Party Transactions” below.

We are not owned or controlled directly or indirectly by another corporation or by any government and, except for the Proposed Carnival DLC Transaction, we do not know of any arrangements which might result in a change in our control.

U.S. Holders

For details regarding the number and class of securities held in the United States, see “Item 9. The Offer and Listing” on page 78.

Related Party Transactions

P&O Princess Cruises International Limited office lease

In July 2002, P&O Princess Cruises International Limited, a subsidiary of the Company, entered into, on an arms-length basis, a lease on an office property in Germany with a company in which Horst Rahe, a director of the Company, has an interest. The lease is for a term of 10 years, commencing in 2004, with options to extend. The rent payable under the lease each year varies over the term of the lease, within the range €350,000 to €500,000. These figures are net of relevant regional government grants.

Share transaction by Horst Rahe

On December 18, 2002, Deutsche Seereederei GmbH (“DS”), a company wholly owned by Mr. Horst Rahe and his family, entered into a share sale agreement (the “Agreement”) with Commerzbank AG (“Commerzbank”) for German tax-planning purposes. The Agreement is in respect of the 11,366,415 ordinary shares of P&O Princess owned by DS (the “Relevant Shares”) which comprise 1.64 percent of the total of, and the whole of Mr. Rahe’s interest in, the issued share capital of P&O Princess. It will result in DS disposing of its interest in the Relevant Shares on June 23, 2003, or earlier if it so elects, but until then, through DS, Mr. Rahe retains full economic interest in the Relevant Shares.

Under the Agreement, on December 18, 2002, DS transferred the Relevant Shares to Commerzbank for £50,580,547 (£4.45 per share). At the same time, DS entered into a total return swap agreement with Commerzbank under which the Relevant Shares will be valued on June 23, 2003 or earlier, if DS so elects (the “Valuation Date”). To the extent that the valuation of the Relevant Shares on the Valuation Date (the “Final Price”) exceeds £4.478 per share (the “Initial Price”), Commerzbank will pay the difference to DS. Conversely, if the Final Price is less than the Initial Price, DS will pay the difference to Commerzbank. Any dividends receivable in respect of the Relevant Shares prior to the Valuation Date will be for the benefit of DS.

Under the total return swap agreement, the Valuation Date will not be earlier than the P&O Princess EGM. Furthermore, Commerzbank has irrevocably agreed with P&O Princess that at the P&O Princess EGM it will exercise the votes attaching to the Relevant Shares it then holds in accordance with the P&O Princess board’s recommendation to shareholders.

In a related transaction on December 18, 2002, DS assigned its right to receive deferred consideration from P&O Princess Cruises International Limited, a direct wholly owned subsidiary of P&O Princess (“POPCIL”), in respect of the purchase by POPCIL of Aida Cruises Limited pursuant to a sale and purchase agreement dated September 25, 2000, to Paradies Touristik AG (“PT”). PT is a Swiss company also wholly-owned by Mr. Rahe and his family.

Letter confirmation with respect to Aida Cruises Sale and Purchase Agreement

On March 12, 2003, P&O Princess, POPCIL and DS each signed a letter confirming certain rights and obligations of the parties to the Aida Sale and Purchase Agreement (the “Aida Sale and Purchase Agreement”), dated September 25, 2000, between P&O Princess (substituted for P&O on October 23, 2000), POPCIL (substituted for ACL Limited on October 31, 2001) and DS (as successor by operation of law to Arkona Touristik GmbH).

The letter confirms that DS irrevocably exercises its right to give P&O Princess an accelerated notice with respect to an option payment under the Aida Sale and Purchase Agreement conditional on completion of the Proposed Carnival DLC Transaction. Accordingly, P&O Princess confirmed that within 14 days of completion of the Proposal Carnival DLC Transaction, it will pay DS €58,798,566 (equal to the equivalent of DM115 million) in respect of the option payment in accordance with the terms of the Aida Sale and Purchase Agreement. The parties acknowledged that upon such payment being made, P&O Princess’ and POPCIL’s obligations under the Aida Sale and Purchase Agreement will be satisfied and, subject to clause 21 thereof, the Aida Sale and Purchase Agreement will terminate. If the Proposed Carnival DLC Transaction does not complete by September 30, 2003, the confirmations given under the letter becomes null and void and will have no legal effect.

A detailed description of the Aida Sales and Purchase Agreement is contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 13, 2002, is attached to this annual report as Exhibit 10.1 and is incorporated by reference in this Item 7.

ITE M 8. FINANCIAL INFORMATION

Financial Statements

See “Item 18. Financial Statements” on page 89 for the consolidated financial statements of our company filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company – Legal Proceedings” on page 38.

Dividend Policy

Under English law, we may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized less accumulated, realized losses not previously written off. Subject to this restriction, the directors have the discretion to determine whether to pay a dividend and the amount of this dividend but must take into account our financial position.

The directors also determine the date on which we pay dividends on our ordinary shares. We pay dividends to the shareholders on the register on the record date that the directors determine, in proportion to the number of shares which those shareholders hold. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or other amounts payable in respect of shares.

The directors have the discretion to offer shareholders the right to elect to receive additional shares instead of cash dividends. The aggregate value of additional shares which a shareholder may receive under the election is as nearly as possible equal but not greater than the cash amount the shareholder would have received. We do not issue fractions of shares and the directors may make a provision that they think is appropriate to deal with any fractional entitlements. The directors may exclude shareholders from the right to receive shares instead of cash dividends if the directors believe that extending the election to these shareholders would violate the laws of any territory or for any other reason the directors think appropriate.

If a shareholder does not claim a dividend within one year, the directors may invest it or otherwise use it for our benefit until that shareholder claims it. These amounts are not held on trust. If a shareholder does not claim a dividend for twelve years, that shareholder forfeits it and it becomes our property.

We will declare our dividends in U.S. dollars. Holders of our ordinary shares will receive their dividends in pounds sterling, unless they elect to receive their dividends in U.S. dollars. A shareholder holding our ordinary shares and receiving dividends in pounds sterling will be exposed to fluctuations in the U.S. dollar/pounds sterling exchange rate, potentially impacting upon the level of pounds sterling dividend receipts. Holders of our ADSs will receive their dividends in U.S. dollars. Payment of dividends to ADS holders is governed by the ADS depositary agreement. If the ADS depositary receives dividends in a currency other than U.S. dollars, these dividends must be converted into U.S. dollars on behalf of the ADS holders according to the prevailing market rate on the date that the ADS depositary actually receives the dividends. As of the date of this document, JP Morgan Chase Bank acts as depositary.

Significant Change

There has not been any significant change since the date of the annual financial statements included in this document.

ITE M 9. THE OFFER AND LISTING

Our American Depositary Shares, each representing four ordinary shares, par value 50 cents each, have been listed and traded on the New York Stock Exchange since October 23, 2000 under the symbol “POC.” Our ordinary shares have also been listed and traded on the London Stock Exchange since October 23, 2000 under the symbol “POC.” Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the London Stock Exchange are the principal trading markets for our ADSs and ordinary shares.

As of March 10, 2003, there were 693,605,328 ordinary shares issued and outstanding. As of March 10, 2003, there were 2,287,958 ADSs in issue. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary of the ADSs is JP Morgan Chase Bank.

The high and low sale prices of the ordinary shares on the London Stock Exchange and of the ADSs on the New York Stock Exchange for each of the two most recent full financial years, each of the full financial quarters of 2001 and 2002, and each of the most recent six month are set forth below:

	Price per ordinary share (pence)		Price per ADS ($)
	High	Low	High	Low
Years
2001	405.00	166.50	23.35	10.30
2002	537.00	335.00	33.55	21.80

Quarters
1st Quarter 2001	388.00	273.25	22.00	16.00
2nd Quarter 2001	376.00	255.00	21.75	14.85
3rd Quarter 2001	398.00	166.50	23.09	10.30
4th Quarter 2001	405.00	195.00	23.35	11.45
1st Quarter 2002	490.00	375.00	28.25	21.95
2nd Quarter 2002	500.00	396.25	28.29	24.35
3rd Quarter 2002	468.75	335.00	29.21	21.80
4th Quarter 2002	537.00	414.75	33.55	25.60

Months
September 2002	468.75	370.00	29.21	24.90
October 2002	488.00	414.75	30.80	25.60
November 2002	537.00	462.00	33.55	29.33
December 2002	505.25	415.25	31.50	27.19
January 2003	446.00	378.25	29.06	25.95
February 2003	419.25	359.50	27.00	24.00

The closing prices per ordinary share and per ADS on March 10, 2003 were 362.25 pence and $23.10, respectively.

ITEM 10. ADDITIONAL INFORMATION

OUR PROPOSED DLC TRANSACTION WITH CARNIVAL

On January 8, 2003, we entered into an Offer and Implementation Agreement (the “Implementation Agreement”) with Carnival to effect the Proposed Carnival DLC Transaction. We believe that the Combined Group will be the largest cruise vacation group in the world, based on revenues, passengers carried and available capacity with a wide portfolio of complementary brands, including some of the best known cruise brands globally. We believe the principal benefits of this strategic combination are as follows:

•	ownership of a wide portfolio of complementary brands, both by geography and product offering, including some of the best known brands globally. This is expected to allow the Combined Group to offer a wider range of vacation choices and to enhance its ability to attract more passengers from land-based vacations.

•	cost savings expected to come from the sharing of best practices of the management teams across the Combined Groups, achieving operating efficiencies in such areas as purchasing, and rationalizing support operations in locations served by both companies;

•	substantial financial flexibility of the Combined Group and greater access to capital markets;

•	strategic deployment of a diversified, high quality combined fleet to enhance growth within the cruise industry; and

•	continued participation in the global cruise industry for P&O Princess shareholders as a result of the DLC structure.

The Proposed Carnival DLC Transaction will not involve a merger or transfer of assets between Carnival and P&O Princess. Instead, the two companies will be managed and operated as if they were a single economic enterprise pursuant to contractual arrangements and amendments to each company’s constitutional documents. Accordingly, the companies will continue to exist as separate publicly-quoted companies and their shares will remain in issue and continue to be listed on their current stock exchanges. Notwithstanding this, the economic interests of Carnival and P&O Princess will be aligned under the DLC structure and they will pursue common objectives. The boards of P&O Princess and Carnival will be identical and the Combined Group will be managed by a single senior executive management team. P&O Princess’ shares will remain listed on the London Stock Exchange and are expected to remain eligible for inclusion in the FTSE series of indices and are expected to remain included with full weighting in the FTSE 100. Carnival’s shares will remain listed on the NYSE and are expected to remain included in the S&P 500.

In connection with the Proposed Carnival DLC Transaction, Carnival is making the Partial Share Offer. The Partial Share Offer is a mechanism designed to enable those P&O Princess shareholders who would prefer to hold their interest in the Combined Group in the form of Carnival shares listed on the NYSE to do so by exchanging at least part of their P&O Princess shares for Carnival shares (up to a maximum of 20 percent of P&O Princess’ share capital).

Following the completion of the Proposed Carnival DLC Transaction (“Completion”), the current P&O Princess shareholders will hold approximately 26 percent of the equity in the combined group in the form of P&O Princess shares or, to the extent that they participate in the Partial Share Offer, Carnival shares. The current Carnival shareholders will hold approximately 74 percent of the equity in the Combined Group in the form of Carnival shares.

To implement the DLC structure, the companies will enter into contractual arrangements and amend their constitutional documents to give the shareholders of both companies rights to distributions of both income and capital and voting rights on an equalized basis in accordance with a fixed equalization ratio. Initially the equalization ratio will be one P&O Princess share for each 0.3004 Carnival shares. Upon Completion, P&O Princess will reorganize and consolidate its share capital so that the equalization ratio will adjust to 1:1. This will be achieved by consolidating 3.3289 existing P&O Princess shares of $0.50 each into one reorganized P&O Princess share of $1.66 each. After this reorganization, one P&O Princess share will have the same rights to distributions of income and capital and voting rights as one Carnival share.

Under the agreements relating to the Proposed Carnival DLC Transaction, the P&O Princess memorandum and articles and the Carnival articles and by-laws will be amended to provide for special voting arrangements to be implemented so that in most cases the shareholders of both companies effectively vote together as a single decision-making body on matters requiring the approval of shareholders of either company. Certain actions in which the shareholders of each company may have divergent interests will be subject to separate approvals of both P&O Princess shareholders and Carnival shareholders voting as separate classes.

Completion of the Proposed Carnival DLC Transaction requires approval by the shareholders of both P&O Princess and Carnival. Major shareholders of Carnival, including Micky Arison (Carnival’s Chairman and Chief Executive Officer, who will become the Chairman and Chief Executive Officer of P&O Princess following completion of the Proposed Carnival DLC Transaction), other members of the Arison family and trusts for their benefit have entered into undertakings under which they will be required to cause shares beneficially owned by them representing approximately 47 percent of the voting rights in Carnival to vote in favor of the resolutions required to implement the DLC structure at the Carnival Special Meeting. Such undertakings are irrevocable except in circumstances where the DLC proposal is withdrawn or lapses. Following Completion, this group of shareholders will beneficially own shares representing approximately 35 percent of the combined voting power of the issued shares of the Combined Group. Carnival is, and following implementation of the DLC structure the Combined Group will be, capable of carrying on its business independently of this group of shareholders. Following implementation of the DLC structure, any business transactions between the Combined Group and this group of shareholders will be at arm’s length and on normal commercial terms.

The directors of P&O Princess voting on the Proposed Carnival DLC Transaction have unanimously recommended that the P&O Princess shareholders approve the Proposed Carnival DLC Transaction at the P&O Princess EGM, and the directors of Carnival have also unanimously recommended that the Carnival shareholders approve the Proposed Carnival DLC Transaction at the Carnival Special Meeting expected to be held in April 2003.

On January 10, 2003 P&O Princess and Carnival filed registration statements on combined Forms S-4/F-4 with the SEC and an amendment to the registration statements was filed on February 25, 2003. The registration statements, as amended, comprise (i) P&O Princess’ registration statement with respect to the deemed exchange of P&O Princess shares in connection with the Proposed Carnival DLC Transaction, which contains a prospectus and other documents relating to the deemed exchange of P&O Princess shares and/or the Proposed Carnival DLC Transaction; (ii) Carnival’s proxy statement with respect to the special meeting of Carnival shareholders and registration statement with respect to the deemed exchange of Carnival Shares in connection with the Proposed Carnival DLC Transaction; (iii) Carnival’s registration statement with respect to its Partial Share Offer, which contains a prospectus and other documents relating to the Partial Share Offer and/or the Proposed Carnival DLC Transaction; and (iv) P&O Princess’ registration of the special voting share to be issued in connection with the Proposed Carnival DLC Transaction. The Forms S-4/F-4 contain important information about P&O Princess, Carnival, the deemed exchange of P&O Princess shares, the Proposed Carnival DLC Transaction, the Partial Share Offer and related matters and appropriate shareholder documentation will be distributed to all P&O Princess shareholders upon the clearance by the SEC and effectiveness of such registration statements in anticipation of the P&O Princess extraordinary general meeting to vote on the Proposed Carnival DLC Transaction. P&O Princess shareholders and investors are urged to read such documents for more information on the Proposed Carnival DLC Transaction and Partial Share Offer and prior to making any investment decision with respect thereto.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to our Registration Statement filed on Form 20-F filed with the SEC on September 26, 2000.

Note that in accordance with the Implementation Agreement, subject to shareholder approval and completion of the Proposed Carnival DLC Transaction, we plan to amend our Memorandum and adopt new Articles of Association.

MATERIAL CONTRACTS

The following is a summary of each material contract entered into by P&O Princess or any member of the P&O Princess group during the two years immediately preceding publication of this document, other than contracts entered into in the ordinary course of business.

Implementation Agreement for the Proposed Carnival DLC Transaction

On January 8, 2003, P&O Princess and Carnival entered into the Implementation Agreement setting forth the terms and conditions for the implementation of the DLC structure. Under the Implementation Agreement, P&O Princess and Carnival have agreed, among other things, (i) to use their respective reasonable best efforts to take all steps necessary or desirable to implement the DLC structure; (ii) on satisfaction or waiver of the conditions precedent to completion of the Proposed Carnival DLC Transaction, to enter into the Equalization and Governance Agreement, the SVE Special Voting Deed and the Deeds of Guarantee, to effect the amendments to their respective constitutional documents necessary to implement the DLC structure, to issue their respective special voting shares, and to appoint, and procure the resignations of, such persons as are necessary to ensure that the board of directors of each company comprises the same persons; (iii) subject to certain exceptions, not to approach or entertain, solicit or facilitate an approach from a third party with respect to an acquisition proposal for all or a significant portion of the assets or voting power of its company; and (iv) to pay a break fee of $49.4 million (representing 1 percent of P&O Princess’ market capitalization at the close of business on January 7, 2003) to the other company if the Implementation Agreement is terminated in certain circumstances.

The Implementation Agreement also sets forth a number of conditions precedent to the obligations of P&O Princess and Carnival which must be satisfied or waived in order to complete the DLC structure. Such conditions include shareholder approvals by shareholders of both companies, there being no change in law or order restricting the Proposed Carnival DLC Transaction, the Proposed Carnival DLC Transaction being cleared under the European Commission Merger Regulation and all other relevant regulatory consents and approvals having been obtained, completion of the Partial Share Offer, listing on NYSE of either the trust shares of beneficial interest or the P&O Princess special voting share, the accuracy of representations and warranties and the compliance with covenants, third party consents having been obtained, and the issuance of special voting share by each company.

The Implementation Agreement may be terminated, and the Proposed Carnival DLC Transaction abandoned, before the Proposed Carnival DLC Transaction is scheduled to be completed if the P&O Princess board and the Carnival board mutually agree to do so. In addition, the Implementation Agreement may be terminated by action of either the P&O Princess board and Carnival board, if (i) the Proposed Carnival DLC Transaction is not completed by September 30, 2003; (ii) any governmental authority of competent jurisdiction shall have issued a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the completion of the Proposed Carnival DLC Transaction or materially adversely affecting the Proposed Carnival DLC Transaction; (iii) the shareholders of either party fail to approve the Proposed Carnival DLC Transaction at the relevant shareholders’ meeting called for the purpose of considering and voting upon the Proposed Carnival DLC Transaction and other transactions necessary to complete the Proposed Carnival DLC Transaction; (iv) the board of directors of the other party, at any time prior to the shareholders’ meetings, withdraws or adversely modifies its approval or recommendation of the Proposed Carnival DLC Transaction or shall have resolved to take such action, or shall have failed to reconfirm such approval or recommendation at the request of the other party; (v) the board of directors of the other party has recommended a superior acquisition proposal to its shareholders or (vi) the other party materially breaches any representation, warranty, covenant or agreement contained in the Implementation Agreement that causes the failure of certain conditions to closing and such breach cannot be or has not been cured prior to termination. Neither party may terminate the Implementation Agreement, however, if that party has breached in any material respect its obligations under the Implementation Agreement and such breach contributed to the failure of the Proposed Carnival DLC Transaction to be completed.

If the Implementation Agreement is terminated, it will become void and there will be no liability on the part of P&O Princess or Carnival, except that (i) termination will not relieve a breaching party from liability for any breach of the Implementation Agreement; and (ii) termination will not relieve a terminating party from its obligation to pay, if applicable, a break fee of $49.4 million (representing 1 percent of P&O Princess’ market capitalization at the close of business on January 7, 2003) to the other party. P&O Princess will be obligated to pay Carnival the break fee if the Implementation Agreement is terminated (i) by either P&O Princess or Carnival as a result of P&O Princess failing to obtain shareholder approval of the Proposed Carnival DLC Transaction and, at the time of such failure, an acquisition proposal existed with respect to P&O Princess; or (ii) by Carnival due to (a) the P&O Princess board withdrawing or adversely modifying, or resolving to withdraw or adversely modify, its approval or recommendation of the Proposed Carnival DLC Transaction or failing to reconfirm such approval or recommendation; (b) the P&O Princess board recommending a superior acquisition proposal to its shareholders; or (c) P&O Princess having breached the exclusivity covenants, and a third party acquisition proposal with respect to P&O Princess is completed within 18 months of the date of the Implementation Agreement. Carnival will be obligated to pay P&O Princess the break fee under reciprocal conditions.

For information on the Proposed Carnival DLC Transaction, see above “Item 10. Our Proposed DLC Transaction with Partial Share Offer with Carnival” on page 79.

Carnival Major Stockholders’ Voting Deed Polls

General.    As an inducement to P&O Princess to enter into the Implementation Agreement, Micky Arison and other members of the Arison family and trusts for their benefit entered into deed poll undertakings for the benefit of P&O Princess dated October 24, 2002 (each, a “Voting Deed Poll”) committing to vote their Carnival shares in favor of the resolutions required to implement the DLC proposal at the Carnival shareholders’ meeting. In addition to Mr. Arison, JMD Delaware, Inc. and JMD Protector, Inc. (collectively with Mr. Arison, the “Carnival Major Shareholders”) entered into a Voting Deed Poll. As of the date of the Voting Deed Polls, the Carnival Major Shareholders committed to vote approximately 47 percent of the outstanding Carnival shares in favor of the Proposed Carnival DLC Transaction at the Carnival Special Meeting.

Voting.    Pursuant to the Voting Deed Polls, the Carnival Major Shareholders have agreed to vote the Carnival shares owned or subsequently acquired by them, which shares represent, the aggregate, approximately 47 percent of the total outstanding Carnival shares (i) in favor of the adoption and approval of the Implementation Agreement and the transactions contemplated thereby and (ii) against the approval of any action or agreement or any transaction that would (x) compete with, impede, interfere with or discourage the Proposed Carnival DLC Transaction or inhibit the timely completion thereof, or (y) result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Carnival under the Implementation Agreement and (iii) against any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Carnival or any of its significant subsidiaries (except for the Proposed Carnival DLC Transaction).

Other provisions.    The Voting Deed Polls include provisions restricting the Carnival Major Shareholders from, among other things, entering into any voting trust or other agreement or arrangement with respect to the voting of any of their Carnival shares other than existing agreements or arrangements or any agreements entered into with P&O Princess. In addition, each of the Carnival Major Shareholders agreed that neither it nor any entity controlled by it nor any of its representatives, directly or indirectly, would: (i) initiate, solicit, encourage or otherwise facilitate the submission of any acquisition proposal for Carnival; or (2) engage in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes an acquisition proposal for Carnival.

Termination Agreement with Royal Caribbean

P&O Princess, Royal Caribbean and Joex Limited (“Joex”) entered into an agreement dated October 25, 2002 to, among other things, terminate the existing agreements between or among them relating to the Royal Caribbean DLC transaction. The agreement provides for (i) the termination of the Royal IA and the payment by P&O Princess to Royal Caribbean of the $62.5 million break fee contemplated by the Royal IA, (ii) P&O Princess and Royal Caribbean granting each other mutual releases from any liability relating, directly or indirectly, to the Royal IA, (iii) the termination of the Joint Venture Agreement among P&O Princess, Royal Caribbean and Joex on January 1, 2003, as long as no change of control of either P&O Princess or Royal Caribbean occurred prior to that date, and the winding up of Joex, (iv) P&O Princess, Royal Caribbean and Joex granting each other mutual releases from any liability relating, directly or indirectly, to the Joint Venture Agreement, with the releases being effective immediately and remaining in effect unless a change in control of either P&O Princess or Royal Caribbean occurred prior to January 1, 2003 or the board of directors of either P&O Princess or Royal Caribbean approved a change of control transaction prior to January 1, 2003. The agreement also acknowledged the termination of the voting agreement, dated as of December 3, 2001, among P&O Princess, A. Wilhelmsen AS and Cruise Associates (the “Voting Agreement”) as a result of the termination of the Royal IA and P&O Princess released A. Wilhelmsen AS and Cruise Associates from any liability relating, directly or indirectly, to the Voting Agreement. In addition, P&O Princess agreed to not enter into any agreement prior to January 1, 2003 that would prevent or restrict the ability of P&O Princess to discuss or negotiate a business combination with Royal Caribbean or enter into or recommend such a transaction with Royal Caribbean, and to provide Royal Caribbean with copies of all business, operating and financial information provided to Carnival prior to January 1, 2003.

Royal Caribbean Implementation Agreement

P&O Princess entered into the Royal IA, dated as of November 19, 2001, with Royal Caribbean to effect a dual listed company business combination. As described above, that agreement was terminated on October 25, 2002 pursuant to the terms of the Termination Agreement.

A detailed description of the Royal IA is contained in the Circular to P&O Princess shareholders with respect to the now-terminated Royal Caribbean DLC combination (the “Royal EGM Circular”), furnished to the Securities and Exchange Commission on a Form 6-K dated December 27, 2001 (the “Royal EGM 6-K”) and is incorporated herein by reference in this Item 10.

P&O Princess/Royal Caribbean Joint Venture Agreement

In connection with the Royal IA, P&O Princess, Royal Caribbean and Joex entered into a Joint Venture Agreement, dated as of November 19, 2001. As described above, that agreement was terminated on January 1, 2003 pursuant to the terms of the Termination Agreement.

A detailed description of the Joint Venture Agreement is contained in the Royal EGM Circular contained in the Royal EGM 6-K and is incorporated herein by reference to this Item 10.

Royal Caribbean Major Stockholders’ Voting Agreement and Proxies

As an inducement to P&O Princess to enter into the Royal IA, certain major shareholders of Royal Caribbean entered into the Voting Agreement with P&O Princess dated December 3, 2001. As a result of the termination of the Royal IA, the Voting Agreement terminated on October 25, 2002 in accordance with its terms.

A detailed description of the Voting Agreement is contained in the Royal EGM Circular contained in the Royal EGM 6-K and is incorporated herein by reference to this Item 10.

Letter confirmation with respect to Aida Cruises Sale and Purchase Agreement

On March 12, 2003, P&O Princess, POPCIL and DS signed a letter confirming certain rights and obligations of the parties to the Aida Sale and Purchase Agreement. For details of this letter, see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions: Letter confirmation with respect to Aida Cruises Sale and Purchase Agreement” on page 76.

A detailed description of the Aida Sales and Purchase Agreement is contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 13, 2002, is attached to this annual report as Exhibit 10.1 and is incorporated by reference in this Item 10.

EXCHANGE CONTROLS

There are currently no U.K. laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-U.K. residents or to U.S. holders of our securities except as otherwise set forth below in “Taxation.” There are no limitations under our articles of association restricting voting or shareholding.

TAXATION

The following discussion is a summary under present law of U.K. tax and U.S. federal income tax considerations relevant to the purchase, ownership and disposition of our shares or our ADSs. The discussion addresses only U.S. Holders that will hold our shares or ADSs as capital assets and use the U.S. dollar as their functional currency. It does not address the tax treatment of U.S. Holders subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, holders of 10% or more of the company’s voting shares, persons holding shares or ADSs as part of a hedging, straddle, conversion or constructive sale transaction and (save where indicated) persons who are resident or ordinarily resident in the United Kingdom. The summary also does not discuss the tax laws of particular U.S. states or localities or other countries. Detailed information on the tax implications of the Proposed Carnival DLC Transaction will be combined in the Shareholder Documents and investors and shareholders are urged to read such documents when they are posted to shareholders.

This summary does not consider your particular tax circumstances. It is not a substitute for tax advice. We urge you to consult your own tax advisors about the tax consequences to you in light of your particular circumstances of purchasing, holding and disposing of our shares or ADSs.

As used in this discussion, “U.S. Holder” means a beneficial owner of shares or ADSs that is for U.S. federal income tax purposes (i) a U.S. citizen or resident, (ii) a corporation, partnership or other business entity created or organized under the laws of the United States or any constituent jurisdiction, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

United Kingdom Taxation

Dividends

We are not required to withhold any U.K. tax from dividends paid by us on our shares or ADSs. For further information, see “Item 10. Additional Information – U.S. Federal Income Taxation: Distributions” on page 86.

Capital gains

A U.S. Holder who is not resident or ordinarily resident for U.K. tax purposes in the United Kingdom will not (subject to the point about temporary non residents in the paragraph immediately following) be liable for U.K. taxation on capital gains realized on the disposal of our ADSs or shares unless, at the time of disposal, the U.S. Holder carries on a trade (which for this purpose includes a profession or vocation) in the United Kingdom through a branch or agency and such ADSs or shares are, or have been, used, held or acquired for the purposes of such trade or branch or agency. A U.S. Holder, who is an individual, and who:

•	has ceased to be resident or ordinarily resident in the U.K. on or after March 17, 1998, having been resident or ordinarily resident in the U.K. for four out of seven U.K. tax years immediately preceding the tax year of departure; and

•	remains resident outside the U.K. for a period of less than five complete U.K. tax years; and

•	who disposes of shares or ADSs during that period of temporary non-residence in the United Kingdom (other than shares or ADSs acquired during that period of temporary non-residence)

may be liable for U.K. tax on capital gains realized during the period of temporary non-residence in the U.K. (subject to any available exemption or relief). Those capital gains will be treated as arising in the first U.K. tax year in which the individual is again resident or ordinarily resident in the United Kingdom.

A U.S. citizen who is resident or ordinarily resident in the United Kingdom or temporarily non-resident, a U.S. corporation which is resident in the United Kingdom by reason of its business being managed and controlled in the United Kingdom or a U.S. citizen who, or U.S. corporation which, is trading or carrying on a profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired our ADSs or shares for the purpose of the trade, profession or vocation or the branch or agency, may be liable to U.K. tax as well as U.S. tax on a capital gain recognized on the disposal of those ADSs or shares.

U.K. stamp duty and stamp duty reserve tax

Transfers of shares

Stamp duty reserve tax at a rate of 0.5% of the consideration will generally be payable on any agreement to transfer our shares or any interest in our shares unless an instrument transferring the shares is executed and duly stamped within six years of the agreement to transfer, when stamp duty reserve tax paid will be refundable and any stamp duty reserve tax not paid will cease to be due. Stamp duty reserve tax is due whether or not the agreement or transfer is made or carried out in the United Kingdom and whether or not any party to that agreement or transfer is a U.K. resident.

Purchases of our shares completed by execution of a stock transfer form will, generally, give rise to a liability to U.K. stamp duty at the rate of 0.5% (rounded up, if necessary, to the nearest £5 of the actual consideration paid).

Paperless transfers under the CREST paperless settlement system will generally be liable to stamp duty reserve tax at the rate of 0.5%, and not to stamp duty.

Stamp duty reserve tax is generally the liability of the purchaser and U.K. stamp duty is usually paid by the purchaser or transferee.

U.K. stamp duty or stamp duty reserve tax will, subject to exceptions, be payable in respect of shares issued or transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the shares.

Transfer of ADSs

No U.K. stamp duty is payable on the transfer of our ADSs provided that any instrument of transfer is executed outside the U.K. and subsequently remains at all times outside the United Kingdom. An agreement to transfer our ADSs will not be subject to stamp duty reserve tax.

A document executing a transfer of shares by the depositary or its nominee to a U.S. Holder of ADSs representing such shares will give rise to U.K. stamp duty at the rate of £5 per transfer document.

U.K. inheritance tax

An individual who is domiciled in the United States for the purposes of the U.K.-U.S. Estate Tax Treaty and who is not a national of the U.K. will generally not be subject to U.K. inheritance tax in respect of our shares or ADSs on the individual’s death or on a gift of shares or ADSs during the individual’s lifetime provided that any applicable U.S. federal gift or estate tax liability is paid. Special rules apply, broadly, in the following circumstances, namely where (i) the shares or ADSs are part of the business property of a U.K. permanent establishment, or (ii) pertain to a U.K. fixed base used for the performance of independent personal services, or (iii) are comprised in a settlement (unless, at the time of making the settlement, the settler was domiciled in the United States and was not a national of the United Kingdom). In the exceptional case where the shares or ADSs are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the U.K.- U.S. Estate Tax Treaty generally provides for the tax payable in the United Kingdom to be credited against tax payable in the United States or for the tax payable in the United States to be credited against tax payable in the United Kingdom, based on priority rules set forth in the U.K.-U.S. Estate Tax Treaty.

U.S. Federal Income Taxation

If the obligations contemplated by the ADS depositary agreement are performed in accordance with its terms, holders of ADSs will be treated for U.S. federal income tax purposes as owners of the shares represented by those ADSs.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders must include dividends paid on our shares or ADSs in their gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits determined in accordance with U.S. federal income tax principles. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital and thereafter as a capital gain. The dividends will not be eligible for the dividends-received deduction available to corporations.

Dividends paid in pounds sterling will be capable of being included in a U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into dollars at that time. Any gain or loss that a U.S. Holder recognizes on a subsequent conversion of pounds sterling generally will be U.S.-source ordinary income or loss. Distributions to U.S. Holders of additional shares or ADSs or rights to acquire additional shares or ADSs that are made as part of a pro rata distribution to all shareholders of the company might not be subject to federal income tax.

A U.S. Holder eligible for benefits under the U.K.-U.S. Income Tax Treaty will be treated as having paid U.K. withholding tax in an amount equal to a tax credit payment that the holder is entitled to receive from the U.K. Inland Revenue. At current tax rates, a dividend of £90 entitles an eligible U.S. Holder to a payment of £10 offset by a U.K. withholding tax of £10. Because the tax credit payment and the withholding tax offset each other, the U.K. Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have U.S. tax significance for electing U.S. Holders. A U.S. Holder that elects the benefit of the U.K.-U.S. Income Tax Treaty must include the tax credit payment in its income and may claim a foreign tax credit for the U.K. withholding tax (subject to otherwise applicable limitations and restrictions on foreign tax credit claims). A U.S. partnership is entitled to benefits under the U.K.-U.S. Income Tax Treaty only with respect to income allocated to partners who are so entitled. To make the election, a holder must file a completed IRS Form 8833 with its U.S. federal income tax return for the relevant year. The U.K.-U.S. Income Tax Treaty has been renegotiated and does not contain similar provisions. The renegotiated treaty has yet to be ratified in the United States.

Dispositions

Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders will recognize capital gain or loss on the sale or other disposition of our shares or ADSs in an amount equal to the difference between the U.S. Holder’s basis in the shares or ADSs and the amount realized on sale or other disposition. The gain or loss will be long term capital gain or loss if the U.S. Holder has held the ADSs or shares for more than one year at the time of disposition. An individual that recognizes long term capital gain is subject to taxation at a maximum rate of 20%. Deductions for capital losses are subject to limitation. Any gain or loss will generally be treated as arising from U.S.-sources.

A U.S. Holder that receives pounds sterling upon sale or other disposition of the shares will realize an amount equal to the U.S. dollar value of the pounds sterling upon the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the pounds sterling received equal to the U.S. dollar amount received. Any gain or loss realized by a U.S. Holder on a subsequent conversion of pounds sterling into U.S. dollars will generally be U.S.-source ordinary income or loss.

Passive Foreign Investment Company

The Company believes that it is not and will not become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A non-U.S. company is a PFIC in any taxable year when, after taking into account its proportionate share of the income and assets of those subsidiaries that the Company owns at least 25% of by value (directly or indirectly), either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income.

If the company were a PFIC in any year during which a U.S. Holder owned our shares or ADSs, the U.S. Holder would be subject to additional taxes on any excess distributions received from the Company and any gain realized from the sale or other disposition of the shares or ADSs, regardless of whether the company continued to be a PFIC. A U.S. Holder has an excess distribution to the extent that distributions on our shares or ADSs during a taxable year exceed 125% of the average amount received during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period. To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current year and any year before the company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rates in effect for the year to which it was allocated and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If the company were a PFIC, a U.S. Holder of our ADSs or shares could elect to mark our ADSs or shares to market annually. Any gain from marking the ADSs or shares to market or from disposing of them will be ordinary income. A U.S. Holder will recognize loss from marking the ADSs or shares to market, but only to the extent of its unreversed gains. Loss from marking ADSs or shares to market will be ordinary, but loss on disposing of them will be capital loss except to the extent of unreversed gains.

A U.S. Holder of ADSs or shares will not be able to elect to treat the company as a qualified electing fund because we do not intend to prepare the information that U.S. Holders would need to make a qualified electing fund election.

Information Reporting and Backup Withholding

Distributions on the shares or the ADSs and proceeds from a sale of the shares or the ADSs may be reported to the IRS, and a 31% backup withholding tax may apply to these amounts unless the holder (i) is a corporation, (ii) provides an accurate taxpayer identification number (in the case of a U.S. Holder) or a properly executed IRS Form W-8BEN (in the case of other shareholders) or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the shareholder’s U.S. federal income tax liability.

DOCUMENTS ON DISPLAY

We file annual reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by P&O Princess at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings with the SEC are also available to the public at the website maintained by the SEC at www.sec.gov. In addition, because our ADS’s are listed on the New York Stock Exchange, reports and other information concerning P&O Princess can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

All documents filed with or furnished to the SEC are also available on the Company’s web site at http://www.poprincesscruises.com. Material agreements and other material documents related to the proposed DLC Combination are also available on the Company’s web site.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects – Market Risks” beginning on page 56.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Within the 90-day period prior to the date of the filing of this annual report, an evaluation was carried out, under the supervision and with the participation of P&O Princess’ management, including Chief Executive Officer Peter Ratcliffe, and Chief Financial Officer Nick Luff, of the effectiveness of the design and operation of our “disclosure controls and procedures” as defined in Exchange Act Rules 13a-14(c) and 15d-14(c). Our disclosure controls and procedures are designed to ensure that the financial and non-financial information required to be disclosed in reports that we file or submit under the Exchange Act, are recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective.

There have been no significant changes in our internal controls or other factors that could significantly affect internal controls subsequent to the date of the evaluation, nor were any corrective actions taken with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED.

PART III

ITEM 17. FINAN CIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITE M 18. FINANCIAL STATEMENTS

See pages F-1 through F-57 of this annual report.

ITEM 19. EXHIBITS

1.1	Memorandum and Articles of Association of P&O Princess Cruises plc.*

2.1	Form of deposit agreement among P&O Princess Cruises plc, Morgan Guaranty Trust Company of New York as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder.*

4.1	Offer and Implementation Agreement, dated January 8, 2003, between P&O Princess Cruises plc and Carnival Corporation.**

4.2	JMD Delaware, Inc. Deed Poll, dated October 24, 2002, in favor of P&O Princess.***

4.3	JMD Protector, Inc. Deed Poll, dated October 24, 2002, in favor of P&O Princess.***

4.4	Arison Deed Poll, dated October 24, 2002, in favor of P&O Princess.***

4.5	Termination Agreement, dated October 25, 2002, among P&O Princess Cruises plc, Royal Caribbean Cruises Ltd. and Joex Limited.****

4.6	Implementation Agreement, dated November 19, 2001, between P&O Princess Cruises plc and Royal Caribbean Cruises Ltd.*****

4.7	Joint Venture Agreement, dated November 19, 2001, among P&O Princess Cruises plc, Royal Caribbean Cruises Ltd. and Joex Limited.*****

4.8	Voting Agreement and Proxies, dated December 3, 2001, among P&O Princess, A. Wilhelmsen AS and Cruise Associates.*****

4.9	The P&O Princess Cruises Executive Share Option Plan.*****

4.10	The P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan.*****

4.11

Letter confirmation between P&O Princess Cruises plc, P&O Princess Cruises International Limited and Deutsche Seereederei GmbH, dated March 12, 2003, with respect to the Aida Cruises Sale and Purchase Agreement.****

5.1	Not Applicable.

6.1	See Note 7 to the Financial Statements.

7.1	Not Applicable

8.1	See Note 27 to the Financial Statements.

9.1	Not applicable.

10.1

Excerpt from P&O Princess Cruises plc Annual Report on Form 20-F for year ended December 31, 2001 (pages 75 to 76) (filed with the Securities and Exchange Commission on March 13, 2002) with respect to summary of Aida Cruises Sale and Purchase Agreement.****

*	The above exhibits were included in P&O Princess’ registration statement on Form 20-F (Reg. No. 001-15136), as filed with the Securities and Exchange Commission on September 26, 2000, and are incorporated herein by reference.

**	The above exhibits were included in P&O Princess’ and Carnival Corporation’s Registration Statement on Form S-4/F-4 (Reg. No. 333-102442), as filed with the Securities and Exchange Commission on January 10, 2003, and as amended by Amendment No.1 on February 25, 2003, and are incorporated herein by reference.

***	The above exhibits were included in Amendment No. 3, dated October 24, 2002, to the Third Amended and Restated Statement on Schedule 13D dated October 14, 1999 (as amended by the Amendment No. 1 of the Third Amended and Restated Statement on Schedule 13D dated May 22, 2000 and as amended by the Amendment No. 2 of the Third Amended and Restated Statement on Schedule 13D dated July 20, 2000) of TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Continued Trust for Micky Arison, the Micky Arison 1997 Holdings Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., the Micky Arison 1994 “B” Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Shari Arison, Marilyn B. Arison, JMD Delaware, Inc., James M. Dubin, Ted Arison 1992 Irrevocable Trust for Lin No.2, The Ted Arison Family Foundation USA, Inc., The Royal Bank of Scotland Trust Company (Jersey) Limited, Cititrust (Jersey) Limited, JMD Protector, Inc. and Balluta Limited, and are incorporated herein by reference.

****	The above exhibits are filed herewith.

*****	The above exhibits were included in P&O Princess annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on March 13, 2002, and are incorporated herein by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR P&O PRINCESS CRUISES PLC

The attached financial statements include certain U.K. accounting terminology which may not be familiar to a U.S. reader. The following glossary is provided to assist in interpreting these financial statements.

U.K. term	U.S. term

Acquisition accounting	Purchase accounting

Associate	Equity Investment

Called up share capital	Ordinary shares, capital or common stock issued and fully paid

Capital allowances	Tax term equivalent to U.S. tax depreciation allowances

Creditors	Payables

Debtors	Receivables

Finance lease	Capital lease

Financial year	Fiscal year

Freehold	Ownership with absolute rights

Gearing	Debt / debt plus equity

Interest payable	Interest expense

Interest receivable	Interest income

Joint venture	Equity investment

Profit	Income

Profit and loss account	Income statement

Profit and loss account reserves	Retained earnings

Profit for the financial year	Net Income

Provisions	Reserves

Shareholder’s funds	Shareholder’s equity

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Revenue

INDEPENDENT AUDITORS’ REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF P&O PRINCESS CRUISES PLC

We have audited the accompanying consolidated balance sheets of P&O Princess Cruises plc as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements, statements of total recognized gains and losses and reconciliation of movements in consolidated shareholders’ funds for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of P&O Princess Cruises plc’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of P&O Princess Cruises plc as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United Kingdom.

As described more fully in the “Prior Year Adjustment on implementation of FRS 19” paragraph of the accounting policies note 1 to the consolidated financial statements, P&O Princess Cruises plc has adopted FRS 19 Deferred Tax in the year ended December 31, 2002. Consequently, the consolidated financial statements of P&O Princess Cruises plc as of December 31, 2001 and 2000 and for the two year period ended December 31, 2001 have been restated.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders’ funds as of December 31, 2002 and 2001, to the extent summarized in note 28 to the consolidated financial statements.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

February 6, 2003

Group profit and loss account

Years ended December 31

	Note	2000 U.S.$m Restated (note 1)	2001 U.S.$m Restated (note 1)	2002 U.S.$m
Turnover	2	2,423.9	2,451.0	2,526.8
Cost of sales		(1,842.0)	(1,881.6)	(1,896.3)
Administrative expenses
Administrative expenses before exceptional transaction costs		(208.8)	(208.1)	(214.8)
Exceptional transaction costs	2,3	—	—	(117.0)

		(208.8)	(208.1)	(331.8)

Operating costs	3	(2,050.8)	(2,089.7)	(2,228.1)

Group operating profit		373.1	361.3	298.7
Share of operating results of joint ventures		0.5	0.1	—

Total operating profit	2	373.6	361.4	298.7
Loss on disposal of ships	2	(6.7)	(1.9)	—
Profit on sale of business	2	0.2	—	1.2

Profit on ordinary activities before interest	2	367.1	359.5	299.9
Net interest payable and similar items	4	(49.1)	(58.0)	(74.0)

Profit on ordinary activities before taxation		318.0	301.5	225.9
Taxation	5	(57.4)	81.7	(17.1)

Profit on ordinary activities after taxation		260.6	383.2	208.8
Equity minority interests	18	(2.6)	(0.1)	—

Profit for the financial year attributable to shareholders		258.0	383.1	208.8
Dividends	6	(83.1)	(83.2)	(83.2)

Retained profit for the financial year	17	174.9	299.9	125.6

Earnings per share
Basic earnings per share (in cents)	7	37.7	55.4	30.2
Diluted earnings per share (in cents)	7	37.7	55.1	30.0
Adjusted basic earnings per share (in cents)	7	37.7	41.3	47.1
Adjusted diluted earnings per share (in cents)	7	37.7	41.1	46.8

Each ADS represents an interest in four ordinary shares.

In all three years all profits and losses arise from continuing activities.

Adjusted earnings per share excludes exceptional transaction costs in 2002 and exceptional tax items in 2001 (see note 7).

See accompanying notes to the financial statements.

Group balance sheet

As of December 31

	Note	2001 U.S.$m Restated (note 1)	2002 U.S.$m
Fixed assets Intangible assets
Goodwill	8	112.9	127.1
Tangible assets
Ships	9	4,038.4	5,380.0
Properties and other fixed assets	10	248.0	249.4

		4,286.4	5,629.4
Investments	11	19.0	16.3

		4,418.3	5,772.8

Current assets
Stocks	12	74.3	87.4
Debtors	13	256.7	309.4
Cash at bank and in hand		120.4	162.1

		451.4	558.9
Creditors: amounts falling due within one year	14	(825.3)	(987.2)

Net current liabilities		(373.9)	(428.3)

Total assets less current liabilities		4,044.4	5,344.5
Creditors: amounts falling due after more than one year	14	(1,393.1)	(2,516.8)
Provisions for liabilities and charges	15	(21.7)	(13.7)

		2,629.6	2,814.0

Capital and reserves
Called up share capital	16	346.3	346.7
Share premium account	17	0.2	3.7
Other reserves	17	82.4	93.1
Merger reserve	17	910.3	910.3
Profit and loss account	17	1,290.2	1,460.0

Equity shareholders’ funds		2,629.4	2,813.8
Equity minority interests	18	0.2	0.2

		2,629.6	2,814.0

See accompanying notes to the financial statements.

Approved by the Board of directors on February 6, 2003 and signed on its behalf by:

Peter Ratcliffe

Nick Luff

Group cash flow statement

Years ended December 31

	Note	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Net cash inflow from operating activities	19	532.3	507.0	576.1
Returns on investments and servicing of finance
Interest received		2.6	6.6	5.9
Interest paid		(78.5)	(87.1)	(109.9)

Net cash outflow for returns on investments and servicing of finance		(75.9)	(80.5)	(104.0)

Taxation		(34.3)	(171.0)	6.4
Capital expenditure
Purchase of ships		(749.8)	(579.3)	(1,124.1)
Purchase of other fixed assets		(45.9)	(53.5)	(32.4)
Disposal of ships		14.7	46.6	—
Disposal of other fixed assets		0.2	—	—

Net cash outflow for capital expenditure		(780.8)	(586.2)	(1,156.5)

Acquisitions and disposals
(Purchase)/disposal of subsidiaries and long term investments	11, 20	(14.7)	(6.3)	3.1
Equity dividends paid		—	(145.5)	(85.0)

Net cash outflow before financing		(373.4)	(482.5)	(759.9)

Financing
Issues of stock		—	0.2	3.9
Movement on loans from P&O		356.2	3.7	—
Loan drawdowns		247.7	606.3	879.4
Loan repayments		(39.3)	(277.1)	(65.4)
Net investment by P&O		1.2	—	—
Repayment of finance lease		—	—	(2.6)

Net cash inflow from financing		565.8	333.1	815.3

Increase/(decrease) in cash in the year	19	192.4	(149.4)	55.4

See accompanying notes to the financial statements.

The restatement for FRS 19 “Deferred Taxation” has no impact on the cash flow as previously reported for the years ended December 31, 2001 and December 31, 2000.

Group statement of total recognized gains and losses

Years ended December 31

	2000 U.S.$m Restated (note 1)	2001 U.S.$m Restated (note 1)	2002 U.S.$m
Profit for the year	258.0	383.1	208.8
Exchange movements on foreign currency net investments	(5.5)	(26.2)	44.2

Total recognized gains and losses relating to the year	252.5	356.9	253.0
Prior year adjustment (note 1)	—	—	(108.1)

Total gains and losses recognized since last annual report			144.9

Reconciliation of movements in shareholders’ funds

Years ended December 31

	2001 U.S.$m Restated (note 1)	2002 U.S.$m
Total recognized gains and losses for the year	356.9	253.0
Dividends	(83.2)	(83.2)
New shares issued	0.2	3.9
Shares to be issued	—	10.7

	273.9	184.4
Shareholders’ funds at beginning of the year (The shareholders’ funds for the Group at the beginning of 2001, as previously reported, were $2,463.6m before deducting the prior year adjustment of $108.1m)	2,355.5	2,629.4

Shareholders’ funds at end of the year	2,629.4	2,813.8

See accompanying notes to the financial statements.

1.    Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group.

Basis of preparation of financial statements

The Group financial statements comprise the consolidation of the accounts of the Company and all its subsidiaries and incorporate the Group’s interest in its joint ventures. The accounts of its subsidiaries and joint ventures are made up to December 31.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) under the historical cost convention, and in accordance with applicable U.K. accounting standards. These principles differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Application of U.S. GAAP would have affected shareholders’ funds at December 31, 2002 and 2001 and profit attributable to shareholders for the years ended December 31, 2002, 2001 and 2000, to the extent summarized in note 28, additional information for U.S. investors.

Basis of consolidation

P&O Princess Cruises plc acquired the cruise business of The Peninsular and Oriental Steam Navigation Company (“P&O”) on October 23, 2000. The acquisition was effected by the issue of ordinary shares in P&O Princess Cruises plc to the holders of deferred stock in P&O in settlement of a dividend declared by P&O.

The consolidated financial statements have been prepared using merger accounting principles as if the businesses comprising P&O Princess had been part of P&O Princess for all periods presented, since they have been under common control throughout this period. Businesses acquired from or disposed of to third parties during the periods presented have been accounted for using acquisition accounting, from or to the date control passed.

Prior year adjustment on implementation of FRS 19

The Accounting Standards Board issued Financial Reporting Standard No. 19 “Deferred Tax” (FRS 19) in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognized to the extent that it is regarded as more likely than not that they will be recovered. P&O Princess has adopted the standard as of January 1, 2002 resulting in the restatement of comparative data from partial provisioning for deferred tax to the full provision basis.

The net effect on net assets and shareholders’ funds as of December 31, 2000 as a result of implementing FRS 19 is a reduction of $108.1 million with a charge to the profit and loss account for the year of $16.1 million.

The tax credit in the profit and loss account for the year to December 31, 2001 has increased by $96.8 million to reflect the elimination of the majority of future potential tax liabilities upon P&O Princess’ election to enter the U.K. tonnage tax regime. This is consistent with the elimination of the partially provided deferred tax in the 2001 audited financial statements. The net effect on net assets and shareholders’ funds as of December 31, 2001 as a result of implementing FRS 19 is a reduction of $11.3 million.

1.    Accounting policies (continued)

Use of estimates

Preparation of financial statements in conformity with U.K. GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses for an accounting period. Actual results could differ from these estimates.

Goodwill arising on acquisitions

Goodwill arising on business acquisitions being the difference between the fair value of consideration compared to the fair value of net assets acquired represents the residual purchase price after allocation to all identifiable net assets. Goodwill is included within intangible fixed assets and is stated at cost less accumulated amortization. Amortization is calculated to write off goodwill on a straight line basis over its expected useful life, which can be up to 40 years. A life of more than 20 years is adopted when the directors consider the period for which the value of the underlying business acquired exceeds the value of the identifiable net assets is demonstrably longer than 20 years. Goodwill with an expected useful life of more than 20 years is reviewed annually for any impairment, by comparing carrying value with discounted cashflows.

Joint ventures

A joint venture is an entity in which the Group has a long term interest and shares control with one or more co-venturers. Joint ventures are stated at P&O Princess’ share of underlying net assets. P&O Princess’ share of the profits or losses of joint ventures is included in the consolidated profit and loss account on an equity accounting basis.

Investments

Investments in subsidiary undertakings are held at cost less provisions for impairment.

Shares in P&O Princess Cruises plc held for the purpose of long term incentive plans (LTIPs) are held within fixed asset investments. To the extent that these shares have been identified for bonus awards, provision is made for the difference between the book value of these shares and their residual value, if any.

Tangible fixed assets

Ships are stated at cost less accumulated depreciation. Subsequent ship improvement costs are capitalized as additions to the ship, while costs of repairs and maintenance accounted for as dry docking costs.

Properties and other fixed assets, including computer hardware and software, are stated at cost less accumulated depreciation.

Interest incurred in respect of payments on account of assets under construction is capitalized to the cost of the assets concerned.

Depreciation is calculated to write off the cost to estimated residual value on a straight line basis over the expected useful life of the asset concerned as follows:

1.    Accounting policies (continued)

Cruise ships	30 years
Freehold buildings	40 years
Other fixed assets	3 – 16 years

Freehold land and ships under construction are not depreciated.

Dry-docking costs

Dry-docking costs are capitalized and expensed on a straight line basis to the date of the next scheduled drydock.

Impairment of fixed assets

P&O Princess reviews all fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable based on estimated future cash flows. Provision for impairment in value of fixed assets is made in the profit and loss account.

Stocks

Stocks consist of provisions, supplies, fuel and gift shop merchandise and are stated at the lower of cost or net realizable value.

Cash and borrowings

Cash and cash equivalents consist of cash, money market deposits and certificates of deposit. All cash equivalents have original maturities of 90 days or less. Cash and cash equivalents at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Turnover

Turnover comprises sales to third parties (excluding VAT and similar sales taxes). Turnover includes air and land supplements and on board sales and is taken before deducting travel agents’ commission.

Deposits received on sales of cruises are initially recorded as deferred income and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, on a pro rata basis over the period of the cruise.

Marketing and promotion costs

Marketing and promotion costs are expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred.

Leases

Assets acquired under finance leases are capitalized and the outstanding future lease obligations are shown in creditors. Rentals under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

1.    Accounting policies (continued)

Pension costs

Contributions in respect of defined contribution pension plans are charged to the profit and loss account when they are payable. Contributions in respect of defined benefit pension plans are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing defined benefit pensions is charged to the profit and loss account on a systematic basis over the periods benefiting from the services of employees, and is calculated with the advice of an independent qualified actuary, using the projected unit method. This is in accordance with Statement of Standard Accounting Practice 24 “Accounting for pension costs”, the basis on which the Group accounts for pension costs. Additional disclosure as required by FRS17 is also provided.

Deferred taxation

Deferred tax is recognized without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Derivatives and other financial instruments

P&O Princess uses currency swaps, interest rate swaps and forward currency contracts to manage its exposure to certain foreign currency and interest rate risks and to hedge its major capital expenditure or lease commitments by businesses in currencies other than their functional currency. Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized.

Foreign currencies

The functional and reporting currency of the Group is the U.S. dollar as the majority of its trade and assets are denominated in that currency. Transactions in currencies other than a business’ functional currency are recorded at the rate of exchange ruling at the date of the transaction. Profits and losses of subsidiaries, branches, and joint ventures which have functional currencies other than U.S. dollars are translated into U.S. dollars at average rates of exchange. Assets and liabilities denominated in foreign currencies are translated at the year end exchange rates.

Exchange differences arising from the retranslation of the opening net assets of subsidiaries, branches, and joint ventures which have currencies of operation other than U.S. dollars and any related loans are taken to reserves, together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

2.    Segmental analysis

P&O Princess has a single business of operating cruise ships and related landside assets under various brand names including; Princess Cruises, P&O Cruises, Swan Hellenic, Ocean Village, AIDA, A’ROSA and P&O Cruises (Australia). These brand names are marketed by operations in North America, Europe and Australia.

	2000	2001	2002
	U.S.$m	U.S.$m	U.S.$m
Turnover (by origin)
North America	1,796.7	1,754.9	1,698.8
Europe and Australia	627.2	696.1	828.0

	2,423.9	2,451.0	2,526.8

Turnover in Europe and Australia includes turnover in relation to the United Kingdom of $525.8m (2001 $476.3m, 2000 $454.0m).

	2000	2001	2002
	U.S.$m	U.S.$m	U.S.$m
Total operating profit
North America	279.6	254.1	292.5
Europe and Australia	94.0	107.3	123.2
Exceptional transaction costs	—	—	(117.0)

	373.6	361.4	298.7

Depreciation and amortization
North America	100.4	102.1	114.9
Europe and Australia	44.2	46.0	59.0

	144.6	148.1	173.9

Profit on ordinary activities before interest
North America	279.8	252.2	292.5
Europe and Australia	87.3	107.3	124.4
Exceptional transaction costs	—	—	(117.0)

	367.1	359.5	299.9

Which is stated after crediting/(charging):
Non-operating items
North America	0.2	(1.9)	—
Europe and Australia	(6.7)	—	1.2

	(6.5)	(1.9)	1.2

Non-operating items for Europe and Australia include a $1.2m profit on a sale of an investment (2001 $1.9m, 2000 $6.0m loss on disposal of vessels).

2.    Segmental analysis (continued)

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Capital additions
North America	500.1	618.5	1,107.2
Europe and Australia	321.2	57.9	223.5

	821.3	676.4	1,330.7

		2001 U.S.$m	2002 U.S.$m
Net operating assets excluding goodwill and ships under construction
North America		2,599.0	2,606.6
Europe and Australia		902.0	1,728.7

		3,501.0	4,335.3

		2001 U.S.$m	2002 U.S.$m
		Restated (note 1)
The net operating assets are reconciled to net assets as follows:
Net operating assets		3,501.0	4,335.3
Goodwill		112.9	127.1
Ships under construction		508.0	907.4
Group share of joint ventures’ non operating assets		8.6	3.5
Net borrowings		(1,436.4)	(2,471.9)
Corporation tax and deferred tax		(43.7)	(66.6)
Dividends payable		(20.8)	(20.8)

Net assets		2,629.6	2,814.0

Total assets
North America		3,411.0	3,914.7
Europe and Australia		1,458.7	2,417.0

		4,869.7	6,331.7

3.    Operating costs

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Direct operating costs	1,558.0	1,584.1	1,576.6
Selling and administration expenses	348.2	357.5	477.6
Depreciation and amortization	144.6	148.1	173.9

	2,050.8	2,089.7	2,228.1

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Operating costs include:
Advertising and promotion costs	139.4	149.4	145.8
Exceptional transaction costs	—	—	117.0
Operating lease costs:
Ships	13.3	18.6	20.9
Property	10.5	11.2	14.2
Other	2.9	3.3	3.3
Auditors’ remuneration:
Audit	0.8	0.8	0.9
Stock exchange reporting	—	1.8	2.6

	0.8	2.6	3.5
Tax advice	5.1	3.5	3.1
Other non-audit fees	0.2	0.5	0.2

Total fees paid to the auditors and their associates	6.1	6.6	6.8

Of the $5.9m (2001 $5.8m, 2000 $5.3m) charged for non-audit services provided by the Company’s auditors $4.5m (2001 $3.8m, 2000 $0.1m) was for services in the U.K..

Transaction costs of $117.0m consist of the $62.5m break-fee relating to the Royal Caribbean proposed transaction together with $54.5m legal and professional fees in connection with this transaction and the proposed Carnival transaction.

4.    Net interest payable and similar items

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Interest payable on:
Bank loans and overdrafts	(35.6)	(98.9)	(111.1)
Loans from P&O	(39.7)	—	—

	(75.3)	(98.9)	(111.1)
Interest capitalized	23.5	33.1	31.0
Interest receivable on other deposits	2.5	7.7	6.0

	(49.3)	(58.1)	(74.1)
Joint ventures	0.2	0.1	0.1

	(49.1)	(58.0)	(74.0)

Interest capitalized relates to tangible fixed assets under construction. The capitalization rate is based on the weighted average of interest rates applicable to the Group’s borrowings (excluding loans for specific purposes) during each year. The aggregate interest capitalized at each year end was:

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Ships	140.8	173.4	204.1
Properties	3.5	4.1	4.4

	144.3	177.5	208.5

5.    Taxation

	2000 U.S.$m Restated (note 1)	2001 U.S.$m Restated (note 1)	2002 U.S.$m
The taxation (charge)/credit is made up as follows:
Current taxation:
U.K. Corporation tax	—	—	(0.2)
Overseas taxation	(40.2)	(110.8)	(16.4)

	(40.2)	(110.8)	(16.6)
Deferred taxation:
Origination/reversal of timing differences	(17.2)	192.5	(0.5)

	(57.4)	81.7	(17.1)

	2000 U.S.$m Restated (note 1)	2001 U.S.$m Restated (note 1)	2002 U.S.$m
The current taxation charge is reconciled to the U.K. standard rate as follows:
Profit on ordinary activities before tax	318.0	301.5	225.9

Notional tax charge at U.K. standard rate (2002: 30.0%; 2001: 30.0%; 2000: 30.0%)	(95.4)	(90.5)	(67.8)
Effect of overseas taxes at different rates	41.0	59.9	61.4
Permanent differences	(2.7)	(80.2)	(17.1)
Effect of tonnage tax	—	—	6.9
Other	16.9	—	—

	(40.2)	(110.8)	(16.6)

There was no charge or credit in respect of profits and losses on sale of ships and other fixed assets. The effective tax rate for the Group is expected to remain low following entry into the U.K. tonnage tax regime. The exceptional transaction costs had no effect on the tax charge for the year.

6.    Dividends

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Dividends paid, declared, proposed and accrued are as follows:
Equity share capital
First interim paid 3 cents per share (2001: 3 cents, 2000: nil)	—	20.8	20.8
Second interim paid 3 cents per share (2001: 3 cents, 2000: nil)	—	20.8	20.8
Third interim paid 3 cents per share (2001: 3 cents, 2000: nil)	—	20.8	20.8
Fourth interim proposed at 3 cents per share (2001: nil, 2000: nil)	—	—	20.8
Final proposed at nil cents per share (2001: 3 cents, 2000: 12 cents)	83.1	20.8	—

	83.1	83.2	83.2

7.    Earnings per ordinary share

	2000 Restated (note 1)	2001 Restated (note 1)	2002
Weighted average number of shares (million)
Basic	684.2	691.5	692.4
Dilutive shares	—	3.3	3.2
Diluted	684.2	694.8	695.6

	U.S.$m	Basic cents per share	Diluted cents per share	U.S.$m	Basic cents per share	Diluted cents per share	U.S.$m	Basic cents per share	Diluted cents per share
Basic earnings	258.0	37.7	37.7	383.1	55.4	55.1	208.8	30.2	30.0
Exceptional transaction costs	—	—	—	—	—	—	117.0	16.9	16.8
Exceptional tax items	—	—	—	(97.5)	(14.1)	(14.0)	—	—	—
Adjusted earnings	258.0	37.7	37.7	285.6	41.3	41.1	325.8	47.1	46.8

The weighted average number of shares for the periods up to October 23, 2000 represents the number of shares issued on demerger. The weighted average number of shares has been adjusted for shares in the Company held by the employee benefit trust for the satisfaction of incentive scheme awards that have not vested unconditionally.

Each ADS represents an interest in four ordinary shares.

The dilutive shares relate to ordinary shares to be issued on the exercise of employee share options.

Adjusted earnings per share reflects the elimination of exceptional transaction costs of $117.0m in 2002 and exceptional tax items of $97.5m in 2001, comprising a credit from the release of deferred tax on entry into the tonnage tax regime of $192.5m and tax charges arising from internal corporate restructuring of $95.0m.

8.    Goodwill

U.S.$m
Cost
Cost at December 31, 2001	128.5
Exchange movements	20.9

Cost at December 31, 2002	149.4

Amortization
Amortization at December 31, 2001	(15.6)
Exchange movements	(2.4)
Amortization charge for year	(4.3)

Amortization at December 31, 2002	(22.3)

Net book value
At December 31, 2002	127.1

At December 31, 2001	112.9

$128.0m of goodwill costs in respect of AIDA is being amortized over 40 years as the directors consider that 40 years represents the useful economic life of that business. All other goodwill is amortized over 20 years.

9.    Ships

	Owned U.S.$m	Leased U.S.$m	Total U.S.$m
Costs
Cost at December 31, 2001	4,739.0	—	4,739.0
Exchange movements	222.8	—	222.8
Additions	1,157.4	148.1	1,305.5

Cost at December 31, 2002	6,119.2	148.1	6,267.3

Depreciation
Depreciation at December 31, 2001	(700.6)	—	(700.6)
Exchange movements	(43.3)	—	(43.3)
Charge for year	(142.8)	(0.6)	(143.4)

Depreciation at December 31, 2002	(886.7)	(0.6)	(887.3)

Net book value
At December 31, 2002	5,232.5	147.5	5,380.0

At December 31, 2001	4,038.4	—	4,038.4

Ships under construction included in the above for Group totaled $907.4m (2001 $508.0m). Included within ships under construction at December 31, 2002 is the final payment in respect of Coral Princess which was delivered in December 2002, but did not enter operational service until January 2003.

10.    Properties and other fixed assets

	Freehold Properties U.S.$m	Office equipment, plant and motor vehicles U.S.$m	Total U.S.$m
Cost
Cost at December 31, 2001	123.7	214.7	338.4
Exchange movements	—	5.1	5.1
Additions	5.2	20.0	25.2

Cost at December 31, 2002	128.9	239.8	368.7

Depreciation
Depreciation at December 31, 2001	(5.9)	(84.5)	(90.4)
Exchange movements	—	(2.7)	(2.7)
Charge for the year	(3.4)	(22.8)	(26.2)

Depreciation at December 31, 2002	(9.3)	(110.0)	(119.3)

Net book value
At December 31, 2002	119.6	129.8	249.4

At December 31, 2001	117.8	130.2	248.0

The book value of freehold land is $3.4m (2001 $3.4m), which is not depreciated.

11.    Investments

	Own shares held U.S.$m	Joint ventures U.S.$m	Other investments U.S.$m	Total U.S.$m
Cost or valuation at December 31, 2001	5.0	8.8	6.9	20.7
Exchange movements	0.5	—	(0.4)	0.1
Disposals	(1.1)	—	(1.9)	(3.0)

Cost or valuation at December 31, 2002	4.4	8.8	4.6	17.8

Provision at December 31, 2001	(1.7)	—	—	(1.7)
Exchange movements	(0.2)	—	—	(0.2)
Disposals	1.1	—	—	1.1
Charge for year	(0.7)	—	—	(0.7)

Provision at December 31, 2002	(1.5)	—	—	(1.5)

Net book value
At December 31, 2002	2.9	8.8	4.6	16.3

At December 31, 2001	3.3	8.8	6.9	19.0

As of December 31, 2002 the P&O Princess Cruises Employee Benefit Trust held 1,540,483 (2001: 1,981,616) shares in P&O Princess, with an aggregate nominal value of $1m. At December 31, 2002 the market value of these shares was $10.7m (2001 $11.5m). If they had been sold at this value there would have been no tax liability (2001 nil) on the capital gain arising from the sale.

The Ms Arkona was sold by the owner Ms Arkona GmbH & Co KG to Transocean Tours on January 30, 2002. A profit of $1.2m was made on this transaction.

The principal joint ventures are P&O Travel Limited (Hong Kong) and Joex Limited. P&O Travel Limited (Hong Kong) is a travel agency incorporated in Hong Kong in which P&O Princess had a 50% interest at December 31, 2002.

P&O Princess’ share of turnover for the year ended December 31, 2002 and share of gross assets and gross liabilities as of December 31, 2002 of P&O Travel Limited (Hong Kong) are as follows:

	2001 U.S.$m	2002 U.S.$m
Turnover	5.6	4.9

Gross assets	6.7	6.8
Gross liabilities	(2.9)	(3.0)

	3.8	3.8

11.    Investments (continued)

Joex Limited (Joex) is a company incorporated in the Isle of Man, in which P&O Princess had a 50% interest at December 31, 2002. Joex was incorporated during 2001 and has not traded since incorporation. P&O Princess’ share of its gross assets and liabilities at December 31, 2002 were $5m and $nil respectively. On October 25, 2002, the shareholders agreed to terminate the joint venture with effect from January 1, 2003 at no cost to P&O Princess and, on January 2, 2003, P&O Princess confirmed that the joint venture had been terminated. Accordingly, the shareholders are proceeding with the dissolution of Joex.

12.    Stocks

	2001 U.S.$m	2002 U.S.$m
Raw materials and consumables	39.5	45.7
Goods for resale	34.8	41.7

	74.3	87.4

13.    Debtors

	2001 U.S.$m	2002 U.S.$m
Amounts recoverable within one year
Trade debtors	45.2	66.4
Other debtors	37.8	39.1
Prepayments and accrued income	165.1	183.5

Total amounts recoverable within one year	248.1	289.0

Amounts recoverable after more than one year
Other debtors	0.4	0.1
Prepayments and accrued income	8.2	20.3

Total amounts recoverable after more than one year	8.6	20.4

Total debtors	256.7	309.4

14.    Creditors

	2001 U.S.$m	2002 U.S.$m
Amounts falling due within one year
Overdrafts	(16.7)	(14.5)
Bank loans	(158.4)	(98.0)
Finance lease creditors	—	(7.8)
Trade creditors	(147.2)	(184.2)
Corporation tax	(32.4)	(54.8)
Other creditors	(3.8)	(5.5)
Accruals	(108.9)	(134.4)
Deferred income	(337.1)	(467.2)
Dividends payable	(20.8)	(20.8)

	(825.3)	(987.2)

	2001 U.S.$m	2002 U.S.$m
Amounts falling due after more than one year
Bank loans, finance lease creditors, loan notes and bonds:
Between one and five years
U.S. dollar bonds 2007	—	(302.7)
Bank loans	(131.4)	(790.9)
Finance lease creditors	—	(119.5)
Over five years
U.S. dollar notes 2008	(107.8)	(107.8)
U.S. dollar notes 2010	(91.0)	(91.6)
U.S. dollar notes 2015	(69.5)	(69.8)
U.S. dollar notes 2016	(41.9)	(41.9)
U.S. dollar bonds 2007	(280.8)	—
U.S. dollar bonds 2027	(189.4)	(189.5)
Sterling bond 2012	(285.8)	(317.6)
Bank loans	(184.1)	(482.4)
Accruals and deferred income	(11.4)	(3.1)

	(1,393.1)	(2,516.8)

Bank loans and overdrafts include amounts of $840.5m (2001 $368.6m) secured on ships and other assets. Further details of interest rates on bank borrowings are given in note 26. $1,118.6m principal value of notes and bonds (2001 $1,086.8m) are unconditionally guaranteed by P&O Princess Cruises International Limited. At the year end P&O Princess Cruises plc had no independent operations and P&O Princess Cruises International Limited was the sole direct operating subsidiary of P&O Princess Cruises plc.

The maturity of bank loans, loan notes, bonds, finance lease creditors and overdrafts is as follows:

	2001 U.S.$m	2002 U.S.$m
Within one year	(175.1)	(120.3)
Between one and two years	(53.4)	(72.9)
Between two and five years	(78.0)	(1,140.2)
Between five and ten years	(616.8)	(860.0)
Over ten years	(633.5)	(440.6)

	(1,556.8)	(2,634.0)

15.    Provisions for liabilities and charges

	Deferred Taxation U.S.$m Restated (note 1)	Other U.S.$m	Total U.S.$m Restated (note 1)
At December 31, 2001	—	(10.4)	(10.4)
Prior year adjustment (note 1)	(11.3)	—	(11.3)

At December 31, 2001 (as restated)	(11.3)	(10.4)	(21.7)
Exchange differences	—	(1.8)	(1.8)
Release	—	10.7	10.7
Charged to profit and loss	(0.5)	(0.4)	(0.9)

At December 31, 2002	(11.8)	(1.9)	(13.7)

During 2001 P&O Princess elected to enter the U.K. tonnage tax regime which eliminated future potential tax liabilities on its profits in the U.K. The regime includes provision whereby a proportion of capital allowances previously claimed by the Group may be subject to tax in the event that a significant number of vessels are sold and not replaced. This contingent liability decreases over the first seven years following entry into tonnage tax to nil. The contingent tax liability at December 31, 2002 was $186.3m (2001: $262.0m) assuming all vessels on which capital allowances had been claimed were sold for net book value and not replaced. No provision has been made as no liability is expected to arise.

$10.7m of contingent consideration, payable in cash in relation to the purchase of 49% of AIDA Cruises Limited in November 2000 has been released as the condition requiring its payment did not arise. The total estimated amount contingently payable is unchanged, but the whole of the remaining consideration is payable in cash or shares at the Company’s option, and therefore an adjustment has been made to shares to be issued.

Deferred taxation comprises:

	2001 U.S.$m Restated (note 1)	2002 U.S.$m
Accelerated capital allowances	11.3	11.8

Distributable reserves of overseas subsidiaries and joint ventures comprising approximately $1,417.3m (2001: $1,197.5m) would be subject to tax if paid as dividends. No deferred taxation is provided in respect of these.

16.    Called up share capital

The authorized share capital is 750,000,000 ordinary shares of 50 U.S. cents each, 49,998 preference shares of £1 each and 2 subscriber shares of £1.

The allotted, called up and fully paid ordinary share capital is as follows:

	No of Shares	U.S. $m
At December 31, 2001	692,643,428	346.3
Shares issued	829,191	0.4

At December 31, 2002	693,472,619	346.7

During 2002, the Company issued 829,191 ordinary shares of 50 cents each following the exercise of share options for total consideration of $3.9m.

The preference shares, which have been allotted but not issued, are entitled to a cumulative fixed dividend of 8% per annum and are entitled to one vote per share. The preference shares rank behind other classes of shares in relation to the payment of capital on certain types of distribution of the Company. The subscriber shares have no dividend rights nor voting rights nor any rights to payment of capital upon a distribution of assets by the Company. The preference shares and subscriber shares are unlisted.

Details of options over ordinary shares granted to employees are given in note 21. Details of contingent rights to shares in relation to the acquisition of subsidiaries are given in note 17.

17.    Reserves

	Share premium account U.S.$m	Other reserves U.S.$m	Merger reserve U.S.$m	Profit and loss account U.S.$m	Total U.S.$m
At December 31, 2001	0.2	82.4	910.3	1,301.5	2,294.4
Prior year adjustment (note 1)	—	—	—	(11.3)	(11.3)

At December 31, 2001 (as restated)	0.2	82.4	910.3	1,290.2	2,283.1
Exchange movements	—	—	—	44.2	44.2
Other	—	10.7	—	—	10.7
Issue of shares	3.5	—	—	—	3.5
Retained profit for the financial year	—	—	—	125.6	125.6

At December 31, 2002	3.7	93.1	910.3	1,460.0	2,467.1

“Other reserves” represent the difference between the market and nominal value of shares issued as initial consideration of $35.6m together with the estimated value of outstanding consideration ($57.5m) in respect of the purchase of 49% of AIDA Cruises Limited in November 2000. The shares issued in respect of the initial consideration have been accounted for in accordance with the merger relief provisions of the Companies Act 1985. The outstanding consideration is mainly dependent on the future results of the Seetours business and may be payable between 2003 and 2006. The Company has the option to settle the outstanding consideration in either cash or new P&O Princess Cruises plc ordinary shares. The purchase agreement provides that in the event of a change in control of P&O Princess Cruises plc payment of the outstanding consideration can be accelerated by the vendor of AIDA Cruises Limited. In such an event, the minimum amount payable would be approximately €59 million ($61.9 million), payable in cash.

18.    Equity minority interests

2002 U.S.$m
At December 31, 2001	0.2
Proportion of profit on ordinary activities after taxation	—

At December 31, 2002	0.2

19.    Notes to the consolidated cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2000	2001	2002
	U.S.$m	U.S.$m	U.S.$m
Group operating profit	373.1	361.3	298.7
Depreciation and amortization	144.6	148.1	173.9
Increase in stocks	(1.6)	(11.6)	(11.1)
(Increase)/decrease in debtors	(40.8)	42.2	(31.5)
Increase/(decrease) in creditors and provisions	57.0	(33.0)	146.1

Net cash inflow from operating activities	532.3	507.0	576.1

(b) Reconciliation of net cash flow to movement in net debt

	2000	2001	2002
	U.S.$m	U.S.$m	U.S.$m
Increase/(decrease) in net cash in the year	192.4	(149.4)	55.4
Cash inflow from loans to and from P&O	(356.2)	(3.7)	—
Cash outflow/(inflow) from changes in short term borrowings	(20.6)	(50.0)	26.1
Cash inflow from third party debt and lease financing	(187.8)	(279.2)	(837.5)

Change in net debt resulting from cash flows	(372.2)	(482.3)	(756.0)
Inception of finance leases	—	—	(129.9)
Amortization of bond issue costs	(0.2)	(1.7)	(1.9)
Exchange movements in net debt	37.5	14.6	(147.7)

Movement in net debt in the year	(334.9)	(469.4)	(1,035.5)
Net debt at the beginning of the year	(632.1)	(967.0)	(1,436.4)

Net debt at the end of the year	(967.0)	(1,436.4)	(2,471.9)

(c) Analysis of net debt

	At Jan. 1, 2002	Cash flow	Other non-cash movements	Exchange movements	At Dec. 31, 2002
	U.S.$m	U.S.$m	U.S.$m	U.S.$m	U.S.$m
Cash available on demand	120.4	53.2	—	(11.5)	162.1
Less: bank overdrafts	(16.7)	2.2	—	—	(14.5)

	103.7	55.4	—	(11.5)	147.6
Short term debt	(158.4)	26.1	48.7	(14.4)	(98.0)
Medium and long term debt	(1,381.7)	(840.1)	(50.6)	(121.8)	(2,394.2)
Finance leases	—	2.6	(129.9)	—	(127.3)

Net debt	(1,436.4)	(756.0)	(131.8)	(147.7)	(2,471.9)

20.    Acquisitions

There were no significant business acquisitions during 2002.

The business acquired during 2001 was Basté & Lange GmbH, a German procurement company. Net assets of $0.2m were acquired for $1.7m in cash, giving rise to goodwill of $1.5m with an estimated useful life of 20 years. All book values approximated to fair value at acquisition.

21.    Employees

	2000	2001	2002
The average number of employees was as follows:
Shore staff	3,567	3,623	3,654
Sea staff	15,461	15,833	16,298

	19,028	19,456	19,952

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
The aggregate payroll costs were:
Wages and salaries	258.0	279.1	307.5
Social security costs	12.2	11.2	12.1
Pension costs	9.7	9.8	12.1

	279.9	300.1	331.7

Details of directors’ remuneration, including share options, long term incentive plans and pension entitlements, is set out in “Item 6. Directors, Senior Management and Employees – Details of director’s remuneration” on page 65.

Employee Option Schemes

Options under the P&O Princess Cruises Executive Share Option Plan (the “Option Plan”) are exercisable in a period normally beginning not earlier than three years and ending no later than ten years from the date of the grant. Options granted immediately after the demerger from P&O in October 2000 to replace options over P&O deferred stock previously held by P&O Princess employees are exercisable over the same period as the options replaced. The exercise price is set at the closing market price on the day the option was granted.

Options granted to P&O Princess employees under the Option Plan are as set out below:

	Weighted average exercise price per share		Number of options
	Shares	ADS	Shares	ADS
Options outstanding at January 1, 2002	293p	$17.14	6,551,662	952,717
Options granted during the year	370p	$23.85	2,856,082	505,150
Options exercised during the year	292p	$16.97	(613,523)	(53,917)
Options lapsed or cancelled	292p	—	(171,572)	—

Options outstanding at December 31, 2002	318p	$19.56	8,622,649	1,403,950

Options exercisable at December 31, 2002	293p	$16.97	1,038,955	54,874

Under the proposed DLC transaction with Carnival Corporation all the above options would vest on completion and become exercisable and any performance conditions would cease to apply (see note 29).

22.    Pensions

P&O Princess is a contributing employer to various pension schemes, including some multi-employer merchant navy industry schemes.

In the U.K., P&O Princess operates it own defined benefit pension scheme, the assets of which are managed on behalf of the trustee by independent fund managers. This scheme is closed to new membership. As of March 31, 2001, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $60.9m, representing 102 percent of the benefits accrued to members allowing for future increases in earnings. Approximately 70 percent of the scheme’s assets are invested in bonds and 30 percent in equities. The principal valuation assumptions were as follows:

%
Rate of salary increases	4.0
Rate of pension increases	2.5
Discount rate	5.25
Expected return on assets	5.25

The Merchant Navy Ratings Pension Fund (“MNRPF”) is a defined benefit multi-employer scheme in which sea staff employed by companies within the P&O Princess group have participated. The scheme has a significant funding deficit and has been closed to further benefit accrual. Companies within the P&O Princess group, along with other employers, are making payments into the scheme under a non-binding Memorandum of Understanding to reduce the deficit. Payments by P&O Princess’ group companies to the scheme in 2002 totaled $2.0m, which represented 7 percent of the total payments made by all employers. As of March 31, 2002, the date of the most recent formal actuarial valuation, the scheme had assets with a market value of $814m, representing 84 percent of the benefits accrued to members. Approximately 68 percent of the scheme’s assets were invested in bonds, 25 percent in equities and 7 percent in property. The valuation assumptions were as follows:

%
Rate of salary increases	4.0
Rate of pension increases (where increases apply)	2.5
Discount rate	5.8
Expected return on assets	5.8

The Merchant Navy Officers Pension Fund (“MNOPF”) is a defined benefit multi-employer scheme in which officers employed by companies within the P&O Princess group have participated and continue to participate. This scheme is closed to new membership. The share of contributions being made to the scheme by P&O Princess group companies (based on the year to December 31, 2002) was approximately 7 percent. However, the extent of each participating employer’s liability for any deficit in the scheme is uncertain. Accordingly, P&O Princess accounts for the scheme on a contributions paid basis, as if it were a defined contribution scheme. The scheme is divided into two sections – the New Section and the Old Section. As of March 31, 2000, the date of the most recent formal actuarial valuation, the New Section had assets with a market value of $2,680m, representing approximately 100 percent of the benefits accrued to members. The valuation assumptions were as follows:

22.    Pensions (continued)

%
Rate of salary increases	4.0
Rate of pension increases (where increases apply)	2.5
Discount rate	5.75
Expected return on assets	5.75

At the date of the valuation, approximately 77 percent of the New Section’s assets were invested in equities, 14 percent in bonds and 9 percent in property and cash. As a result of this asset distribution, it is expected that the fall in equity markets since March 2000 will have resulted in the New Section now showing a significant funding deficit. The estimated current position is discussed below with the additional information presented under FRS17. The Old Section has been closed to benefit accrual since 1978. As of March 31, 2000, the date of the most recent formal actuarial valuation, it had assets with a market value of $2,233m representing approximately 111 percent of the benefits accrued to members. The assets of the Old Section are substantially invested in bonds. Contributions from P&O Princess group companies to the MNOPF during the year to December 31, 2002 were $1.2m.

P&O Princess also operates a number of smaller defined benefit schemes in the U.S. which are unfunded, other than assets in a Rabbi Trust held on the Group’s balance sheet, and makes contributions to various defined contribution schemes in various jurisdictions.

The pension charges arising from the schemes described above were:

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
The P&O Princess Cruises Pension Scheme	4.0	4.3	5.5
Merchant Navy Pension funds	2.7	2.7	2.8
Overseas plans	3.0	2.8	3.8

	9.7	9.8	12.1

(in 2000 the P&O Princess Cruises Pension Scheme figure includes $3.1m in respect of payments to the P&O Pension Scheme prior to demerger in October 2000)

Differences between the amounts charged and the amounts paid by P&O Princess are included in prepayments or creditors as appropriate. At December 31, 2002 total prepayments amounted to $6.3m (2001 $7.3m), and total creditors amounted to $14.3m (2001 $13.1m), giving a net pension liability in the balance sheet of $8.0m.

Additional information presented under FRS17 “Retirement Benefits”

While the group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 “Accounting for Pension costs”, under FRS17 “Retirement Benefits” the following additional information has been presented in respect of the P&O Princess Cruises Pension Scheme, P&O Princess’ share of the MNRPF and the U.S. defined benefit schemes. In accordance with FRS17, the MNOPF is not included in this analysis as P&O Princess’ share of its underlying assets and liabilities cannot be identified with certainty. However, some additional information on the overall funding position of this scheme is provided.

The actuarial valuations of the P&O Princess schemes and P&O Princess’ share of the MNRPF were updated to December 31, 2002 and 2001 by P&O Princess’ qualified independent actuary. The assumptions used are best estimates chosen from a range of possible actuarial assumptions which may

22.    Pensions (continued)

not necessarily be borne out in practice. Using weighted averages, these assumptions for the U.K. and U.S. schemes together were:

	2001%	2002%
Rate of increase in salaries	4.1	4.1
Rate of increase in pensions (where increases apply)	2.5	2.5
Discount rate	5.6	5.2
Expected return on assets (only relevant for U.K. schemes)	5.5	5.1

The aggregated assets and liabilities in the schemes as of December 31, 2002 and 2001 were:

	2001		2002
	U.S.$m	Expected rate of return %	U.S.$m	Expected rate of return %
Equities	34.1	5.5	42.9	5.1
Bonds	86.9	5.5	93.8	5.1

Total market value of assets	121.0		136.7
Present value of the schemes’ liabilities	(146.2)	5.5	(178.0)	5.1

Net pension liability	(25.2)		(41.3)

(this analysis excludes pension assets held in a Rabbi Trust of $4.8m)

The net pension liability of $41.3m (2001 $25.2m) represents pension prepayments of $nil (2001 $7.3m) and pension liabilities of $41.3m (2001 $32.5m). This compares with the net pension liability accounted for under SSAP 24 of $8.0m.

On full compliance with FRS17, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognized gains and losses for these schemes for the year ended December 31, 2002 are set out below:

2002 U.S.$m
Analysis of amounts charged to operating profits:
Current service cost	(7.3)
Past service costs	—

Total charged to operating profit	(7.3)

Analysis of amount credited to other finance income:
Interest on pension scheme liabilities	(8.9)
Expected return on assets in the pension schemes	7.0

Net charge to other finance income	(1.9)

The total profit and loss charge of $9.2m compares with $12.1m under SSAP 24

22.    Pensions (continued)

2002 U.S.$m
Analysis of amounts recognized in Statement of Recognized Gains and Losses (STRGL):
Loss on assets	(11.4)
Experience gain on liabilities	9.4
Loss on change of assumptions (financial and demographic)	(11.8)

Total loss recognized in STRGL before adjustment for tax	(13.8)

History of experience gains and losses	2002
Loss on scheme assets	$(11.4m )
As a % of scheme assets at end of year	8.3%
Experience gain on scheme liabilities	$9.4m
As a % of scheme liabilities at end of year	5.3%
Total actuarial loss recognized in STRGL	$(13.8m )
As a % of scheme liabilities at end of year	7.8%

2002 U.S.$m
Movement in net pension liability in the scheme during the year

Net pension liability at January 1, 2002	(25.2)
Contributions paid	6.1
Current service cost	(7.3)
Other finance charge	(1.9)
Actuarial loss	(13.8)
Exchange	0.8

Net pension liability at December 31, 2002	(41.3)

It is estimated that the funding position of the MNOPF has changed significantly since the valuation as at March 31, 2000 referred to above and that the New Section is now in deficit. The Annual Report of the MNOPF for the year ended March 31, 2002 showed that the market value of the assets of the New Section at that date was $2,404m, of which 66 percent was invested in equities, 22 percent in bonds and 12 percent in property and cash. P&O Princess’ actuary has estimated the deficit in the New Section at December 31, 2002, based on the estimated movement in assets since March 31, 2002 and in liabilities since March 31, 2000 and applying a discount rate to the liabilities, of 5.1% in accordance with FRS17. As noted above, the extent of each employer’s liability with respect to the deficit in the fund is uncertain. Based on the share of current contributions made to the scheme by the P&O Princess group, its share of the estimated deficit would be approximately US.$85.0m although the appropriate share of the deficit actually attributable to the P&O Princess group is believed to be lower than this.

On full adoption of FRS17 “Retirement benefits”, in future years the difference between the fair value of the assets held in the Group’s defined benefit pension schemes and the value of the schemes’ liabilities measured on an actuarial basis, using the projected unit method, will be recognized in the balance sheet as a pension scheme asset or liability, as appropriate, which would have a consequential effect on reserves. The carrying value of any resulting pension scheme asset would be restricted to the extent that the Group is able to recover the surplus either through reduced future contributions or refunds. The pension scheme asset or liability would be recognized net of any related deferred tax. However, this is expected to be minimal due to the tax structure of the group. Movements in the defined benefit pension scheme asset or liability would be taken to the profit and loss account or directly to reserves.

23.    Related party transactions

Mr. Horst Rahe, a non-executive director of the Company, has an interest in a deferred consideration arrangement relating to the Group’s purchase of AIDA Cruises Limited in November 2000. Amounts provided for as of December 31, 2002 in respect of this deferred consideration were $57.5m in aggregate (2001 $57.0m) (see note 17).

24.    Commitments

Capital

	2001 U.S.$m	2002 U.S.$m
Contracted
Ships and Riverboats	2,721.6	1,790.0
Other	3.8	—

	2,725.4	1,790.0

Capital commitments related to ships and riverboats include contract stage payments, design and engineering fees and various owner supplied items but exclude interest that will be capitalized.

As of December 31, 2002, the Group had future capital commitments in respect of the five ocean cruise ships and two riverboats on order at that date of $1,790.0m. Of the total commitment as of December 31, 2002, it is expected that P&O Princess will incur $610.0m in 2003 and $1,180.0m in 2004.

Revenue

The minimum annual lease payments to which P&O Princess was committed under non-cancellable operating leases were as follows:

	Property 2001 U.S.$m	Other 2001 U.S.$m	Total 2001 U.S.$m	Property 2002 U.S.$m	Other 2002 U.S.$m	Total 2002 U.S.$m
Within one year	9.5	21.4	30.9	10.2	12.4	22.6
Between one and two years	9.1	3.7	12.8	9.8	11.5	21.3
Between two and three years	8.9	0.4	9.3	9.8	11.8	21.6
Between three and four years	8.8	0.5	9.3	9.7	1.9	11.6
Between four and five years	8.7	0.1	8.8	9.7	—	9.7
In more than five years	59.4	—	59.4	56.6	—	56.6

	104.4	26.1	130.5	105.8	37.6	143.4

Future minimum annual lease payment due within one year are analyzed as follows:

	Property 2001 U.S.$m	Other 2001 U.S.$m	Total 2001 U.S.$m	Property 2002 U.S.$m	Other 2002 U.S.$m	Total 2002 U.S.$m
On leases expiring:
Within one year	0.3	8.7	9.0	0.4	0.4	0.8
Between one and five years	0.4	12.7	13.1	0.2	12.0	12.2
After five years	8.8	—	8.8	9.6	—	9.6

	9.5	21.4	30.9	10.2	12.4	22.6

24.    Commitments (continued)

In addition to the above, at December 31, 2002 we had future commitments to pay for our usage of certain port facilities as follows:

U.S.$m
Within one year	6.4
Between one and five years	27.4
After five years	5.6

39.4

25.    Contingent liabilities

P&O Princess has provided counter indemnities of $213.4m (2001 $179.7m) relating to bonds provided by third parties in support of P&O Princess’ obligations arising in the normal course of business. Generally these bonds are required by travel industry regulators in the various jurisdictions in which P&O Princess operates.

An Italian subsidiary of P&O Princess made a claim for a tax allowance for the 1995 financial year under the Italian Tremonti law, reducing taxable profits by just over 250 billion Lire. Qualification for the allowance is dependent on ownership of relevant assets. The subsidiary in question bare-boat chartered a vessel it owned to a fellow subsidiary. In December 2001, the Italian tax authorities submitted an assessment for tax of €70.7m ($74m) with penalties of €70.7m ($74m) on the grounds that the subsidiary had finance leased, rather than chartered, the vessel and therefore did not qualify for such an allowance. The Italian subsidiary has appealed against the assessment and the outcome of court proceedings in the Low Tax Court of Palermo is awaited. The P&O Princess board, which has been so advised by its Italian advisers, believes that the relevant assets were owned and not the subject of a finance lease and that the allowance is due.

Princess Cruises is a party to a purported class action litigation relating to alleged inappropriate assessing of passengers with certain port charges in addition to their cruise fare. The plaintiffs have not claimed a specific damage amount but settlement of this litigation had been agreed in principle with the plaintiffs for coupons for future travel in amounts between $5 and $24 with a total face value of approximately $13.4 million. However, on January 17, 2002, a Los Angeles Superior Court Judge ruled that he would not consider the class-wide settlement agreed by the parties on the grounds that he had previously ruled that there was no appropriate class. As a result of this ruling, the case remains pending. Notwithstanding this development, the P&O Princess board does not believe that a material liability will arise with respect to this case and no provision has been made in the accounts for this contingency. However, if there is a settlement, there can be no guarantee that it would be of an amount previously indicated.

In the normal course of business, various other claims and lawsuits have been filed or are pending against P&O Princess. The majority of these claims and lawsuits are covered by insurance. P&O Princess management believes the outcome of any such suits, which are not covered by insurance, would not have a material adverse effect on P&O Princess’ financial statements.

26.    Financial instruments

P&O Princess uses financial instruments to finance its operations. The financial instruments held by P&O Princess include cash, overdrafts, bonds and loans. Derivative financial instruments are used to manage the currency and interest rate risks arising from its operations and its sources of finance. The derivatives used for this purpose are principally currency swaps, interest rate swaps and forward currency contracts.

The main financial risks to which P&O Princess is exposed are summarized below. No transactions of a speculative nature are undertaken.

The accounting policies for financial instruments are described in note 1.

For the purpose of this note, other than currency disclosures, the only debtors and creditors included are deferred consideration receivable or payable, loans, bank overdrafts and short term borrowings, in accordance with FRS13.

Foreign currency risk

P&O Princess has international business operations. Its principal operating currency is the U.S. dollar, but it also operates in a number of other currencies, the most important of which are sterling and the euro. In general, P&O Princess’ profits and shareholders’ funds benefit if sterling or the euro are strong against the U.S. dollar. The U.S. dollar/sterling and the U.S. dollar/euro exchange rates at the respective period ends were:

	Average exchange rates for periods ended	Period end exchange rates
December 31, 2002
U.S.$:£	1.504	1.609
U.S.$:euro	0.941	1.049
December 31, 2001
U.S.$:£	1.440	1.450
U.S.$:euro	0.894	0.897

Approximately 40% of P&O Princess’ net operating assets are denominated in non U.S. dollar currencies with the result that P&O Princess’ U.S. dollar consolidated balance sheet, and in particular shareholders’ funds, can be affected by currency movements. P&O Princess partially mitigates the effect of such movements by borrowing in the same currencies as those in which the assets are denominated. An analysis of financial liabilities by currency is shown below.

In addition, approximately 30% of P&O Princess’ operating profit is currently generated by businesses with functional currencies other than U.S. dollars. The results of these businesses are translated into U.S. dollars at average exchange rates for the purposes of consolidation. The impact of currency movements on operating profit is mitigated partially by some interest costs being incurred in non U.S. dollar currencies.

P&O Princess’ businesses generally generate their turnover and incur costs in their main functional currency. Exceptions to this include:

1)	Princess Cruises generates some revenue in Canadian dollars and in sterling.

2)	Princess Cruises incurs some costs in euros.

3)	U.K., German and Australian businesses incur costs in U.S.$, including fuel and some crew costs.

26.    Financial instruments (continued)

The following table shows P&O Princess’ currency exposures that give rise to the net currency gains and losses recognized in the profit and loss account. Such exposures comprise the monetary assets and liabilities of P&O Princess that are not denominated in the functional currency of the operating unit concerned, excluding certain non U.S. dollar borrowings treated as hedges of net investments in non U.S. dollar functional currency operations.

	Net foreign currency monetary assets/(liabilities)
	U.S. Dollar	Sterling	Euro	Other	Total
	U.S.$m	U.S.$m	U.S.$m	U.S.$m	U.S.$m
Functional currency of Group operation:
U.S. dollars	—	(26.4)	(5.0)	(20.5)	(51.9)
Sterling	—	—	(0.6)	0.7	0.1
Other	0.7	—	—	2.2	2.9

Total at December 31, 2002	0.7	(26.4)	(5.6)	(17.6)	(48.9)

Functional currency of Group operation:
U.S. dollars	—	(0.9)	(2.1)	5.7	2.7
Sterling	(0.9)	—	—	—	(0.9)

Total at December 31, 2001	(0.9)	(0.9)	(2.1)	5.7	1.8

Interest rate risk

The interest rate profile of the financial liabilities of P&O Princess is set out in the table below:

	Total	Variable rate financial liabilities	Fixed rate financial liabilities	Weighted average interest rate for fixed rate financial liabilities	Average time over which interest rate is fixed
	U.S.$m	U.S.$m	U.S.$m	%	months
Currency:
U.S. dollars	1,309.6	880.7	428.9	5.4	176.5
Sterling	759.9	291.1	468.8	7.2	93.3
Euro	564.5	514.5	50.0	4.6	28.0

Total at December 31, 2002	2,634.0	1,686.3	947.7	6.3	127.5

Currency:
U.S. dollars	713.1	412.4	300.7	7.7	260.0
Sterling	753.4	293.9	459.5	7.2	103.0
Euro	90.3	90.3	—	—	—

Total at December 31, 2001	1,556.8	796.6	760.2	7.4	165.1

26.    Financial instruments (continued)

The variable rate financial liabilities comprise bank borrowings and overdrafts bearing interest at rates fixed in advance for periods ranging from one to six months by reference to the applicable reference rate, primarily LIBOR for U.S. dollar, sterling and euro borrowings.

The interest rate profile of the financial assets of P&O Princess is set out in the table below:

	Total	Variable rate financial assets	Financial assets on which no interest is received	Fixed rate financial assets	Weighted average interest rate for fixed rate financial assets	Average time over which interest rate is fixed
	U.S.$m	U.S.$m	U.S.$m	U.S.$m	%	months
Currency:
U.S. dollars	54.9	35.5	19.4	—	—	—
Sterling	100.9	95.4	5.5	—	—	—
Euro	2.8	1.5	1.3	—	—	—
Other	8.1	7.6	0.5	—	—	—

Total at December 31, 2002	166.7	140.0	26.7	—	—	—

Currency:
U.S. dollars	16.0	1.5	14.5	—	—	—
Sterling	81.2	73.4	7.8	—	—	—
Euro	8.4	6.4	—	2.0	6.0	48.0
Other	21.7	20.3	1.4	—	—	—

Total at December 31, 2001	127.3	101.6	23.7	2.0	6.0	48.0

The majority of variable rate financial assets comprise bank accounts bearing interest at the applicable money market deposit rates. Fixed rate financial assets include deferred consideration relating to the sale of fixed assets.

Liquidity risk

At December 31, 2002 P&O Princess had committed financing arranged of $1,210m (2001 $1,657m) to fund the delivery payments on four of its five ocean cruise ships on order, of which $475m relates to ship deliveries in 2003 and $735m to ship deliveries in 2004. In addition, at December 31, 2002 it had $444 (2001 $605m) of undrawn committed bank facilities with a weighted average life of five years and a further $162.1m (2001 $120.4m) of cash available for general corporate purposes, including ship purchases.

26.    Financial instruments (continued)

Credit risk

Management does not consider there to be any significant concentration of credit risk. Potential concentrations comprise principally cash and cash equivalents and trade debtors. P&O Princess enters into derivative transactions and maintains cash deposits with several major banks. Management periodically reviews the credit rating of the institutions and believes that any credit risk is minimal. Concentration of credit risk with respect to trade debtors is limited due to the large number of debtors comprising P&O Princess’ customer base.

The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at December 31, 2002.

Fair values of financial assets and liabilities

A comparison by category of book value and fair value of P&O Princess’ financial assets and liabilities is as follows:

	At December 31
	2001		2002
	Book value	Fair value	Book value	Fair value
	U.S.$m	U.S.$m	U.S.$m	U.S.$m
Primary financial instruments held or issued to finance P&O Princess Cruise operations:
Notes and bonds	(1,066.2)	(957.0)	(1,120.9)	(1,177.2)
Other loans	(473.9)	(484.0)	(1,498.6)	(1,510.9)
Cash	120.4	120.4	162.1	162.1
Bank overdrafts	(16.7)	(16.7)	(14.5)	(14.5)
Other investments and deferred consideration	6.9	6.9	4.6	4.6
Derivative financial instruments held or issued to hedge currency exposure on expected future transactions:
Forward foreign currency contracts	—	(208.5)	—	(16.7)
Interest rate swaps	—	13.6	—	49.6

	(1,429.5)	(1,525.3)	(2,467.3)	(2,503.0)

The notional principal amount of derivative financial instruments held as hedges against currency exposures on ship capital expenditure is $690.2m (2001 $924.2m) in respect of forward foreign currency contracts and $798.3m (2001 $741.8m) in respect of currency and interest rate swaps providing hedges against currency and interest rate exposure on loans.

The fair value of notes and bonds is based on quoted market price or if these are not available the quoted market price of comparable debt.

Other loans, which include short term borrowings and bank term loans, are largely at variable interest rates and therefore the book value approximates to the fair value.

26.    Financial instruments (continued)

The fair value of cash and bank overdrafts approximates to the book value due to the short term maturity of the instruments.

The fair value of other investments and deferred consideration is based on the estimated recoverable amount.

The fair value of derivative financial instruments are discounted to the net present value using prevailing market rates and foreign currency rates at the balance sheet date.

Hedging

When P&O Princess’ businesses enter into capital expenditure or lease commitments in currencies other than their main functional currency, these commitments are normally hedged using forward contracts and currency swaps in order to fix the cost when converted to the functional currency. The most significant of P&O Princess’ foreign currency commitments of this nature are in respect of certain new build cruise ships under construction. The periods of the forward contracts match the expected cash flows of the capital commitments, usually between three and five years. Other cruise ships have been ordered in currencies matching the main functional currencies in which these ships will generate their revenue.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on currency swaps, interest rate swaps and forward currency contracts are as follows:

	Gains U.S.$m	(Losses) U.S.$m	Net gains/ (losses) U.S.$m
At January 1, 2002	18.1	(213.0)	(194.9)
(Gains)/losses arising before January 1, 2002 that were recognized during the year ended December 31, 2002	(1.5)	57.9	56.4

Gains/(losses) arising before January 1, 2002 that were not recognized during the year ended December 31, 2002	16.6	(155.1)	(138.5)
Gains/(losses) arising in the year that were not recognized during the year ended December 31, 2002	62.7	108.7	171.4

Gains/(losses) at December 31, 2002	79.3	(46.4)	32.9

Of which:
Gains/(losses) expected to be recognized in less than one year	9.4	(43.9)	(34.5)
Gains/(losses) expected to be recognized after more than one year	69.9	(2.5)	67.4

Gains/(losses) at December 31, 2002	79.3	(46.4)	32.9

26.    Financial instruments (continued)

	Gains U.S.$m	(Losses) U.S.$m	Net gains/ (losses) U.S.$m
Of which:
Gains/(losses) on contracted capital expenditure on ships	27.6	(42.7)	(15.1)
(Gains)/losses on other hedges	51.7	(3.7)	48.0

Gains/(losses) at December 31, 2002	79.3	(46.4)	32.9

The underlying commitments, after taking these contracts into account, are reflected within note 24.

27.    Investment in subsidiaries

The principal operating subsidiaries at December 31, 2002 were:

	Country of Incorporation/ Registration	Percentage of equity share capital owned at December 31, 2002	Business Description
P&O Princess Cruises International Ltd.	England	100%†	Passenger Cruising
Alaska Hotel Properties LLC	U.S.A.	100%	Hotel Operations
Brittany Shipping Corporation Ltd.	Bermuda	100%	Shipowner
Corot Shipping Corporation (Sociedade Unipessoal) Lda	Portugal	100%	Shipowner
CP Shipping Corporation Ltd	Bermuda	100%	Shipowner
Fairline Shipping Corporation Ltd	Bermuda	100%	Shipowner
Fairline Shipping International Corporation Ltd	Bermuda	100%	Shipowner
GP2 Ltd	Bermuda	100%	Shipowner
GP3 Ltd	Bermuda	100%	Shipowner
Princess Cruises (Shipowners) Ltd	England	100%	Passenger cruising
P&O Travel Ltd	England	100%	Travel agent
Princess Cruise Lines Ltd	Bermuda	100%	Passenger cruising
Princess Tours Ltd	England	100%	Shipower
Royal Hyway Tours Inc	U.S.A.	100%	Land tours
Sitmar International SRL	Panama	100%	Holding company
Tour Alaska LLC	U.S.A.	100%	Rail tours

†	Held directly by the Company.

28.    Summary differences between U.K. and U.S. GAAP

Accounting principles

These financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. A description of the relevant accounting principles which differ materially is given below.

Treasury stock

Under U.K. GAAP, the Company’s shares held by employee share trusts are included at cost in fixed asset investments and are written down to the amount payable by employees over the vesting period of the options. Under U.S. GAAP, such shares are treated as treasury shares and are included in shareholders’ equity.

Depreciation

Under U.K. GAAP, until December 31, 1999 certain freehold properties were not depreciated. Under U.S. GAAP useful economic lives have been applied to these properties and a depreciation expense recorded based on these lives.

Goodwill and contingent consideration

Under U.K. GAAP, if an acquirer can satisfy contingent consideration by the issue of shares at its option this element of the consideration is not a liability as there is no obligation to transfer future economic benefits. Consequently this element of the purchase price is accounted for within shareholders’ funds. Under U.S. GAAP this consideration is not recognized until the consideration is settled.

In June 2001 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 – Business Combinations and SFAS No. 142 – Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

The Group adopted the provisions of SFAS No. 141 as at July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful economic life are not amortized. Goodwill and indefinite life intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through to December 31, 2001. Amortization of such assets ceased on January 1, 2002 upon adoption of SFAS No. 142. Accordingly, goodwill amortization recognized under UK GAAP from January 1, 2002 has been reversed for the purposes of U.S. GAAP.

Upon adoption of SFAS No. 142 the Group was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria SFAS No. 141 for recognition separate from goodwill. The Group was also required to reassess the useful lives and residual values of all intangibles acquired and to make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful economic lives, the Group was required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess carrying value over the fair value of an intangible asset with an indefinite life. The results of this analysis did not require the Group to recognize an impairment loss.

28.    Summary differences between U.K. and U.S. GAAP (continued)

In connection with the SFAS No. 142 transitional goodwill impairment evaluation, the Statement required the Group to perform an assessment of whether there was an indication that goodwill is impaired as of date of adoption. To accomplish this the Group was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Group was required to determine the fair value of each reporting unit and compare it with the carrying value of the reporting unit within six months of January 1, 2002. This transitional impairment test upon the adoption of SFAS No. 142 did not result in an impairment charge. The Group performed the annual impairment test in December 2002 and determined that goodwill was not impaired.

Marketing and promotion costs

Under U.K. GAAP, marketing and promotion costs have been expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred. U.S. GAAP requires that these costs are expensed in the financial year incurred.

Relocation costs

The Group had accrued expenses relating to the relocation of employees which under U.K. GAAP are recognizable as liabilities. Under U.S. GAAP these costs may not be recognized until incurred by the employees.

Employee share incentives

The executive schemes

Under U.K. GAAP the intrinsic value of shares or rights to acquire shares when the rights are granted, less contributions by employees, is charged in arriving at operating profit. If this forms part of a long term incentive scheme the charge in the profit and loss account is spread over the period to which the schemes’ performance criteria relate, otherwise recognition occurs when shares or rights are granted. Under U.S. GAAP, compensation expense is recognized for the difference between the market price of the shares and the exercise price for performance plans and variable plans. The amount of compensation expense is adjusted each accounting period based on the value of shares for both types of plan and also upon the estimated achievement of the performance criteria for the performance plans, until the date at which the number of shares and the exercise price are known.

SAYE scheme

When employed by P&O, certain employees of P&O Princess were eligible to participate in the P&O save as you earn (“SAYE”) share option scheme. P&O Princess does not operate a SAYE scheme. U.K. GAAP does not recognize the cost of SAYE discounts in financial statements. U.S. GAAP requires the full discount given to employees on the market price of shares provided as part of a “non-compensatory plan” (such as the SAYE scheme) to be charged to the profit and loss account when it is greater than that which would be reasonable in an offer of shares to shareholders or others.

Pensions

Under U.K. GAAP, pension costs include the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

28.    Summary differences between U.K. and U.S. GAAP (continued)

U.S. GAAP requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the period. The actuarial method and assumptions used in determining the pension expense can be significantly different from that computed under current U.K. GAAP. U.S. GAAP also requires the actuarial valuation to be prepared as of a more recent date than U.K. GAAP.

During 2001 one of the multi-employer schemes in which the Group participates, the MNRPF, closed its fund for future benefit accrual. Under U.K. GAAP, the Group is recognizing this liability over the period in which the funding deficit is being made good, which approximates to expected remaining service lives of employees in the scheme. Under U.S. GAAP, the Group has accounted for its share of the scheme’s net pension liability with an expense of $3.7m being recognized in 2002 (2001: $15.1m).

Derivative instruments and hedging activities

Under U.K. GAAP, gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (SFAS No. 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will either be recognized in earnings as offsets to the changes in fair value of related hedged items, or, for forecast transactions, deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative’s change in fair value is recognized immediately in earnings. This statement became effective for P&O Princess on January 1, 2001, and a transition adjustment of $9.0m was debited to reserves on implementation as the cumulative effect of U.S. GAAP accounting policy change.

In accordance with SFAS 133, U.S. GAAP assets are increased by $103.3m and liabilities by $114.9m at December 31, 2002 (2001 U.S. GAAP assets increased by $214.3m and liabilities by $219.3m). Cash flow hedges of $3.3m have been taken to other comprehensive income.

Taxes

Deferred Tax

Following the implementation of FRS19 “Deferred tax”, under both U.K. and U.S. GAAP deferred taxes are accounted for on all temporary differences. Deferred tax can also arise in relation to the tax effect of the other U.S. GAAP adjustments. During 2001, the Group elected to enter the U.K. tonnage tax regime, as a result of which temporary timing differences in respect of fixed assets within the scheme became permanent differences. The deferred tax liabilities in respect of these assets have therefore been released under both U.K. and U.S. GAAP.

Implementation of FRS 19 “Deferred Tax”

Following the implementation of FRS 19 “Deferred tax”, as detailed in note 1, the reconciliation of U.K. profit and shareholders’ funds to U.S. GAAP has been restated for 2001 and 2000. In 2001, the impact on the U.S. GAAP reconciliation is a decrease in the “Taxes” U.S. GAAP adjustment to profit of $96.8m and an increase of $11.3m in the “Taxes” U.S. GAAP adjustment to shareholders’ funds. In 2000, the effect is a reduction in the “Taxes” U.S. GAAP adjustment to profit of $16.1m and a reduction in the “Taxes” U.S. GAAP adjustment to shareholders’ funds to $108.1m.

28.    Summary differences between U.K. and U.S. GAAP (continued)

Other taxes

The Group incurred income tax in 2001 as a result of taxable gains on intercompany transactions that were undertaken to maximize its tax efficiency. Under U.K. GAAP, this was charged to the profit and loss account. Under U.S. GAAP, income taxes paid on intercompany profits on assets remaining within the Group must be deferred. This deferred charge is being amortized over 25 years.

Dividends

Under U.K. GAAP dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration. Under U.S. GAAP dividends are accounted for in the period in which they are declared.

Transaction Costs

In 2001, it was expected that the proposed dual listed company transaction with Royal Caribbean Cruises Ltd would be accounted for under U.K. GAAP using merger accounting principles with the costs of carrying out the combination being expensed to the profit and loss account when the combined group came into existence. When the P&O Princess Board withdrew its recommendation for this proposed transaction in October 2002, these costs were expensed under U.K. GAAP. Under U.S. GAAP it was intended that the proposed transaction would be accounted for using the purchase method of accounting with P&O Princess being treated as the acquiree. Accordingly, under U.S. GAAP the costs incurred by P&O Princess in connection with the proposed combination were expensed to the profit and loss account as incurred.

Assets and liabilities

Current assets under U.K. GAAP of $20.4m (2001 $8.6m) would be reclassified as non current assets under U.S. GAAP.

Provisions for liabilities and charges under U.K. GAAP of $nil (2001 $0.2m) would be reclassified as Creditors – amounts falling due within one year under U.S. GAAP.

Deferred financing costs of $17.6m included within Creditors: amounts falling due after more than one year, under U.K. GAAP would be reclassified as “Other Assets” under U.S. GAAP.

28.    Summary differences between U.K. and U.S. GAAP (continued)

The effects of these differing accounting principles are shown below:

Summary Group income statement

	2000 U.S.GAAP	2001 U.S.GAAP	2002 U.K.GAAP	2002 Adjustments	2002 U.S.GAAP
	U.S.$m	U.S.$m	U.S.$m	U.S.$m	U.S.$m
Revenues	2,423.9	2,451.0	2,526.8	—	2,526.8
Expenses
Operating	(1,558.0)	(1,584.1)	(1,576.6)	—	(1,576.6)
Marketing, selling and administrative	(353.7)	(381.5)	(477.6)	5.5	(472.1)
Depreciation and amortization	(143.9)	(146.5)	(173.9)	4.7	(169.2)

	(2,055.6)	(2,112.1)	(2,228.1)	10.2	(2,217.9)

Operating income before income from affiliated operations	368.3	338.9	298.7	10.2	308.9
Income from affiliated operations	0.7	0.1	—	—	—

Operating income	369.0	339.0	298.7	10.2	308.9

Non-operating income (expense)
Interest income	2.5	7.7	6.0	—	6.0
Interest expense, net of capitalized interest	(51.8)	(61.8)	(80.0)	(3.3)	(83.3)
Other income (expense)	(6.5)	(1.8)	1.2	—	1.2
Income tax (expense) credit	(56.9)	151.2	(17.1)	(2.8)	(19.9)
Minority interest	(2.6)	(0.1)	—	—	—

	(115.3)	95.2	(89.9)	(6.1)	(96.0)

Profit attributable to ordinary shareholders in accordance with U.S. GAAP before cumulative effect of accounting policy change	253.7	434.2	208.8	4.1	212.9
Cumulative effect of accounting policy change in respect of derivative instruments and hedging activities	—	(9.0)	—	—	—

Profit attributable to ordinary shareholders in accordance with U.S. GAAP	253.7	425.2	208.8	4.1	212.9

28.    Summary differences between U.K. and U.S. GAAP (continued)

Adjustments to profit attributable to ordinary shareholders

	2000 U.S.$m Restated (note 1)	2001 U.S.$m Restated (note 1)	2002 U.S.$m
Profit attributable to ordinary shareholders in accordance with U.K. GAAP	258.0	383.1	208.8
U.S. GAAP adjustments
Depreciation	0.4	0.4	0.4
Goodwill and contingent consideration	0.3	1.2	4.3
Marketing and promotion costs	(8.3)	5.2	(3.2)
Relocation costs	—	2.0	(2.0)
Employee share incentives (i)	1.9	(5.1)	1.8
Pensions (ii)	0.9	(14.2)	(3.0)
Derivative Instruments and hedging activities	—	4.0	(3.3)
Tax effect of U.S. GAAP adjustments	0.5	(3.9)	—
Taxes	—	73.4	(2.8)
Transaction costs	—	(11.9)	11.9

Profit attributable to ordinary shareholders in accordance with U.S. GAAP before cumulative effect of accounting policy change	253.7	434.2	212.9

Cumulative effect of U.S. GAAP accounting policy change in respect of derivative instruments and hedging activities	—	(9.0)	—

Profit attributable to ordinary shareholders in accordance with U.S. GAAP	253.7	425.2	212.9

Earnings per share
Basic earnings per share in accordance with U.S. GAAP (in cents)
before cumulative effect of accounting policy change	37.1	62.8	30.7
after cumulative effect of accounting policy change	37.1	61.5	30.7
Diluted earnings per share in accordance with U.S. GAAP (in cents)
before cumulative effect of accounting policy change	37.1	62.5	30.6
after cumulative effect of accounting policy change	37.1	61.2	30.6

Weighted average number of shares used in basic earnings per share calculation (millions)	684.2	691.5	692.4
Weighted average number of shares used in diluted earnings per share calculation (millions)	684.2	694.8	695.6

There were no dilutive ordinary shares in issue in 2000.

28.    Summary differences between U.K. and U.S. GAAP (continued)

Goodwill and other intangible assets – adoption of SFAS No. 142

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Reported profit attributable to ordinary shareholders in accordance with U.S. GAAP	253.7	425.2	212.9
Add back, goodwill amortization	2.0	2.9	—

Adjusted profit attributable to ordinary shareholders in accordance with U.S. GAAP	255.7	428.1	212.9

Basic earnings per share in accordance with U.S. GAAP (cents)
Reported basic earnings per share in accordance with U.S. GAAP	37.1	61.5	30.7
Add back goodwill amortization	0.3	0.4	—

Adjusted basic earnings per share in accordance with U.S. GAAP	37.4	61.9	30.7

Diluted earnings per share in accordance with U.S. GAAP (cents)
Reported diluted earnings per share in accordance with U.S. GAAP	37.1	61.2	30.6
Add back goodwill amortization	0.3	0.4	—

Adjusted diluted earnings per share in accordance with U.S. GAAP	37.4	61.6	30.6

28.    Summary differences between U.K. and U.S. GAAP (continued)

Adjustments to shareholders’ funds

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
	Restated (note 1)	Restated (note 1)
Shareholders’ funds in accordance with U.K. GAAP	2,355.5	2,629.4	2,813.8
U.S. GAAP adjustments
Treasury stock	—	(3.3)	(2.9)
Depreciation	(11.7)	(11.3)	(10.9)
Goodwill and contingent consideration	(46.5)	(45.3)	(51.7)
Marketing and promotion costs	(89.9)	(84.7)	(87.9)
Relocation costs	—	2.0	—
Pensions (ii)	1.9	(12.3)	(15.3)
Derivative instruments and hedging activities	—	(5.0)	(11.6)
Tax effect of U.S. GAAP adjustments	3.9	—	—
Taxes (iii)	—	73.4	70.6
Dividends	83.1	20.8	20.8
Transaction Costs	—	(11.9)	—

Shareholders’ funds in accordance with U.S. GAAP	2,296.3	2,551.8	2,724.9

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
The following table reconciles shareholders’ funds under U.S. GAAP
Shareholders’ funds opening balance	2,006.8	2,296.3	2,551.8
Profit for year under U.S. GAAP	253.7	434.2	212.9
Add back share options as taken through reserves	(1.2)	5.1	(1.8)
Treasury stock	—	(3.3)	—
Foreign exchange reserve movement	(5.5)	(26.2)	44.6
Dividend	—	(145.5)	(83.2)
Investment by P&O	1.2	—	—
New shares issued	41.3	0.2	3.9
Implementation of FAS 133	—	(9.0)	—
FAS 133 cash flow hedge	—	—	(3.3)

Shareholders’ funds closing balance	2,296.3	2,551.8	2,724.9

28.    Summary differences between U.K. and U.S. GAAP (continued)

(i) Employee share incentives

The profit and loss account charge/(credit) in respect of employee stock compensation schemes was $0.7m in 2002 and $nil in each of the two years ended December 31, 2001 under U.K. GAAP, and $(1.1)m (2001 $5.1m, 2000 $(1.9)m) under U.S. GAAP.

P&O Princess has adopted the disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation”, but continues to measure its stock-based compensation expense under U.S. GAAP in accordance with APB 25 and its related interpretations. If P&O Princess had measured compensation costs for the P&O Princess stock options that were granted to its employees in 2002, 2001 and 2000 under the fair value based method prescribed by SFAS 123, the net profit would have been the illustrative amounts shown below.

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
	Restated (note 1)	Restated (note 1)
Profit attributable to ordinary shareholders
As reported under U.S. GAAP	253.7	425.2	212.9
Pro forma under U.S. GAAP	250.2	421.6	208.5

The weighted average fair value of options granted to P&O Princess employees was $2.84. Equivalent fair values in 2001 and 2000 in respect of options over P&O Princess ordinary shares were $3.78 and $1.91 respectively.

These pro forma amounts may not be representative of the effect on pro forma net income in future years, since the estimated fair value of stock options is amortized over the vesting period and additional options may be granted in future years.

The fair value of grants during the year have been estimated using the Black-Scholes option pricing model with the following weighted average assumptions; expected dividend yields of 1.7% (2001 3.0%, 2000 2.5%); expected volatility of 51.4% (2001 72.5%, 2000 42.0%); risk free interest rates of 3.75% (2001 5.0%, 2000 5.8%) and expected option lives of up to six years.

28.    Summary differences between U.K. and U.S. GAAP (continued)

(ii) Pensions

For the purposes of U.S. GAAP, the pension costs of The P&O Pension Scheme and of its successor, The P&O Princess Cruises Pension Scheme have been restated in the following tables in accordance with the requirements of SFAS No. 87. The changes in projected benefit obligations, plan assets and details of the funded status of the plan, under SFAS No. 87 and SFAS No. 132 are as follows:

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Change in projected benefit obligation:
Benefit obligation at beginning of year	49.0	50.9	58.7
Service cost	4.8	4.9	5.0
Interest cost	2.7	2.8	3.3
Exchange	(3.7)	(1.8)	7.6
Actuarial loss	(1.9)	1.9	5.5

Benefit obligation at end of year	50.9	58.7	80.1

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Change in plan assets:
Fair value at beginning of year	49.4	58.4	66.1
Actual return on plan assets	0.7	4.4	(1.7)
Group contribution	11.0	4.4	3.0
Participant contributions	1.0	1.1	1.0
Exchange	(3.7)	(2.2)	7.4

Fair value of plan assets at end of year	58.4	66.1	75.8

Reconciliation of funded status:

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Funded status of the plan	7.5	7.4	(4.3)
Unamortized transition asset	(0.3)	(0.2)	(0.1)
Unamortized actuarial net loss	1.8	2.5	14.4

Prepaid pension cost	9.0	9.7	10.0

28.    Summary differences between U.K. and U.S. GAAP (continued)

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Components of net periodic benefit cost
Service cost	4.8	4.9	6.0
Interest cost	2.7	2.8	3.3
Expected return on assets	(3.4)	(3.4)	(3.8)
Members’ contribution	(0.9)	(1.0)	(1.0)
Net amortizations
Transition asset	(0.1)	(0.1)	(0.1)
Actuarial loss	—	0.2	0.3

Net periodic benefit cost	3.1	3.4	4.7

Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the United Kingdom, in which the plan is situated. The rates used for calculation of period end benefit obligations and forecast benefit cost in the plan for SFAS No. 132 purposes were as follows:

	2000%	2001%	2002%
Discount rate	5.8	5.5	5.1
Long-term rate of increase in remuneration	4.0	4.0	4.0
Expected long-term return on assets	6.8	5.5	5.1

P&O Princess has no material liabilities for post-retirement benefits other than pensions.

(iii) Deferred taxes

The following table sets out the significant components of P&O Princess’ deferred tax liability determined on a U.S. GAAP basis:

	2000 Restated U.S.$m	2001 Restated U.S.$m	2002 U.S.$m
Deferred tax liabilities:
Accelerated capital allowances on fixed assets	203.8	6.7	7.2

Net deferred liability under U.S. GAAP	203.8	6.7	7.2

Net deferred tax liability under U.K. GAAP	203.8	11.3	11.8

Cash flow statements

The cash flow statements have been prepared in conformity with U.K. Financial Reporting Standard 1 (Revised) “Cash Flow Statements”. The principal differences between these statements and cash flow statements presented in accordance with SFAS No. 95 are as follows:

28.    Summary differences between U.K. and U.S. GAAP (continued)

(a) Under U.K. GAAP net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance (b) taxes paid and (c) dividends received from joint ventures. Under U.S. GAAP, net cash flow from operating activities is determined after these items.

(b) Under U.K. GAAP, capital expenditure is classified separately while under U.S. GAAP, it is classified as an investing activity.

(c) Under U.K. GAAP movements in bank overdrafts are classified as movements in cash while under U.S. GAAP they are classified as a financing activity.

(d) Under U.K. GAAP equity dividends paid to shareholders are classified separately, under U.S. GAAP they are classified as a financing activity.

Set out below is a summary cash flow statement under U.S. GAAP:

	2000 U.S.$m	2001 U.S.$m	2002 U.S.$m
Net cash inflow from operating activities	422.1	255.5	478.5
Net cash outflow from investing activities	(795.5)	(592.5)	(1,153.4)
Net cash inflow from financing activities	564.8	204.0	728.1
Exchange translation effect on cash	(7.4)	6.2	(11.5)

Net increase/(decrease) in cash and cash equivalents under U.S. GAAP	184.0	(126.8)	41.7
Cash and cash equivalents at beginning of year	63.2	247.2	120.4

Cash and cash equivalents at end of year	247.2	120.4	162.1

New U.S. Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 – “Accounting for Asset retirement obligations”. SFAS No. 143 requires the Group to record the fair value of asset retirement obligations associated with the retirement of tangible long-lived assets and the associated retirement costs in the period in which it is incurred, if a reasonable estimate of fair value can be made. SFAS No. 143 will be adopted by the Group in the 2003 fiscal year. The Group has not yet determined the impact of adopting SFAS No. 143.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions occurring subsequent to May 15, 2002. The impact of adopting SFAS No. 145 on the results of operations and financial position of the Group remains to be evaluated.

28.    Summary differences between U.K. and U.S. GAAP (continued)

In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 nullifies Emerging issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initial measurement be at fair value. The statement is effective for exit or disposal activities that are initiated after December 31, 2002, although earlier adoption is encouraged. The impact of adopting SFAS No. 146 on the results of operations and financial position of the Group remains to be evaluated.

In November 2002, the Financial Accounting Standards Board issued interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of Others” (FIN45), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

As noted above the company has adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure – an amendment of FASB statement No. 123”. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 5, 2002. The Company has not decided yet if it will adopt the transition provisions of SFAS 148.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) which interprets Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities – “VIES”) to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date, FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE’s in which an enterprise holds an interest that it acquired before February 1, 2003. The Group is currently evaluating the impact the adoption of FIN 46 will have on its financial statements.

28.    Summary differences between U.K. and U.S. GAAP (continued)

Consolidating guarantor and non-guarantor information

P&O Princess Cruises plc has the following registered debt: $476,750,000 of 7.3% notes due 2007 and 7.875% debentures due 2027. This debt is fully and unconditionally guaranteed by P&O Princess Cruises Limited (“POPCIL”), P&O Princess’ only wholly owned direct subsidiary.

The following condensed consolidating information required by rule 3-10 of Regulation S-X presents the profit and loss accounts and cash flow statements for each of the three years ended December 31, 2002, and the balance sheets as at December 31, 2001 and 2002. The condensed consolidating information presents both the Company, POPCIL and the non-guarantor subsidiaries on a consolidated basis, and the elimination entries necessary to arrive at the consolidated information for the P&O Princess group. Significant differences between U.K. and U.S. GAAP are described above.

Profit and loss account for the year ended December 31, 2000

U.K. GAAP	Company	POPCIL	Other	Adjustments	Group (Restated note 1)
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Turnover	—	662	1,762		2,424
Operating costs	—	(574)	(1,477)		(2,051)

Total operating profit	—	88	285		373
Non-operating items	—	106	—	(112)	(6)
Net interest and similar items	87	(3)	(43)	(90)	(49)

Profit on ordinary activities before taxation	87	191	242	(202)	318
Taxation	—	(17)	(40)		(57)

Profit on ordinary activities after taxation	87	174	202	(202)	261
Equity minority interests	—	—	—	(3)	(3)

Profit for the financial period attributable to shareholders under U.K. GAAP	87	174	202	(205)	258
U.S. GAAP adjustments
Depreciation			0.4		0.4
Goodwill and contingent consideration				0.3	0.3
Marketing & promotion		(2.0)	(6.3)		(8.3)
Employee share incentives		0.7	1.2		1.9
Pensions		0.9			0.9
Tax effect			0.5		0.5

	—	—	(4)	—	(4)

Profit/(loss) for the financial period attributable to shareholders under U.S. GAAP	87	174	198	(205)	254

28.    Summary differences between U.K. and U.S. GAAP (continued)

Profit and loss account for the year ended December 31, 2001

U.K. GAAP	Company	POPCIL	Other	Adjust- ments	Group (Restated note 1)
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Turnover	15	684	1,767	(15)	2,451
Operating costs	(7)	(596)	(1,502)	15	(2,090)

Total operating profit	8	88	265	—	361
Non-operating items	—	—	(2)		(2)
Net interest and similar items	128	47	17	(250)	(58)

Profit on ordinary activities before taxation	136	135	280	(250)	301
Taxation	—	208	(126)		82

Profit on ordinary activities after taxation	136	343	154	(250)	383
Equity minority interests	—	—	—	—	—

Profit for the financial period attributable to shareholders under U.K. GAAP	136	343	154	(250)	383
U.S. GAAP adjustments
Depreciation			0.4		0.4
Goodwill and contingent consideration				1.2	1.2
Marketing & promotion		(8.6)	13.8		5.2
Relocation costs			2.0		2.0
Employee share incentives		(1.8)	(3.3)		(5.1)
Pensions		(14.2)			(14.2)
Derivatives	0.5	(0.1)	3.6		4.0
Tax effect		(3.9)			(3.9)
Taxes			73.4		73.4
Transaction costs		(11.9)			(11.9)

	—	(40)	90	1	51
Cumulative effect of change in accounting policy in respect of derivatives		(9)			(9)

Profit for the financial period attributable to shareholders under U.S. GAAP	136	294	244	(249)	425

Profit and loss account for the year ended December 31, 2002

U.K. GAAP	Company	POPCIL	Other	Adjust- ments	Group
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Turnover	15	807	1,720	(15)	2,527
Operating costs	(7)	(730)	(1,506)	15	(2,228)

Total operating profit	8	77	214	—	299
Non-operating items	—	—	1	—	1
Net interest and similar items	78	39	11	(202)	(74)

Profit on ordinary activities before taxation	86	116	226	(202)	226
Taxation	—	(10)	(7)		(17)

Profit for the financial period attributable to shareholders under U.K. GAAP	86	106	219	(202)	209
U.S. GAAP adjustments
Depreciation			0.4		0.4
Goodwill and contingent consideration		4.3			4.3
Marketing & promotion		(15.0)	11.8		(3.2)
Relocation costs			(2.0)		(2.0)
Employee share incentives		0.6	1.2		1.8
Pensions		(3.0)			(3.0)
Derivatives	(4.0)	6.2	(5.5)		(3.3)
Taxes			(2.8)		(2.8)
Transaction costs		11.9			11.9

	(4)	5	3	—	4

Profit for the financial period attributable to shareholders under U.S. GAAP	82	111	222	(202)	213

28.    Summary differences between U.K. and U.S. GAAP (continued)

Balance sheet as at December 31, 2001

U.K. GAAP	Company	POPCIL	Other	Adjustments	Group (restated note 1)
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Fixed assets
Intangible assets	—	46	8	59	113
Tangible assets	146	996	3,144		4,286
Investments	429	1,553	5	(1,968)	19

	575	2,595	3,157	(1,909)	4,418
Current assets
Stocks	—	13	61		74
Debtors	—	135	122		257
Amounts due from group companies	1,017	319	326	(1,662)	—
Cash at bank and in hand	—	90	30		120

	1,017	557	539	(1,662)	451

Creditors: amounts falling due within one year	(41)	(386)	(398)		(825)
Amounts due to group companies	—	(1,005)	(657)	1,662	—

Net current assets/(liabilities)	976	(834)	(516)	—	(374)

Total assets less current liabilities	1,551	1,761	2,641	(1,909)	4,044
Creditors: amounts falling due after one year	(1,066)	(314)	(13)		(1,393)
Provisions for liabilities and charges	—	—	(11)	(11)	(22)
Minority interests	—	—	—	—	—

Net assets	485	1,447	2,617	(1,920)	2,629

Capital and reserves
Called up share capital	347	331	1,540	(1,871)	347
Reserves	138	1,116	1,077	(49)	2,282

Equity shareholders’ funds under U.K. GAAP	485	1,447	2,617	(1,920)	2,629

U.S. GAAP adjustments
Treasury stock		(3.3)			(3.3)
Depreciation			(11.3)		(11.3)
Goodwill				(45.3)	(45.3)
Marketing & promotion		(26.2)	(58.5)		(84.7)
Relocation costs			2.0		2.0
Pensions		(12.3)			(12.3)
Derivatives	0.5	(9.1)	3.6		(5.0)
Taxes			73.4		73.4
Transaction costs		(11.9)			(11.9)
Dividends	20.8				20.8

	21	(63)	9	(45)	(78)

Shareholders’ funds under U.S. GAAP	506	1,384	2,626	(1,965)	2,551

28.    Summary differences between U.K. and U.S. GAAP (continued)

Balance sheet as at December 31, 2002

U.K. GAAP	Company	POPCIL	Other	Adjust-ments	Group
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Fixed assets
Intangible assets	—	120	7		127
Tangible assets	154	1,862	3,614		5,630
Investments	429	2,028	15	(2,456)	16

	583	4,010	3,636	(2,456)	5,773
Current assets
Stocks	—	17	71		88
Debtors	—	190	119		309
Amounts due from group companies	1,085	438	453	(1,976)	—
Cash at bank and in hand	—	112	50		162

	1,085	757	693	(1,976)	559

Creditors: amounts falling due within one year	(40)	(629)	(388)	70	(987)
Amounts due from group companies	—	(1,398)	(578)	1,976	—

Net current assets/(liabilities)	1,045	(1,270)	(273)	70	(428)

Total assets less current liabilities	1,628	2,740	3,363	(2,386)	5,345
Creditors: amounts falling due after one year	(1,121)	(1,274)	(122)		(2,517)
Provisions for liabilities and charges	—	—	(14)	—	(14)
Minority interests	—	—	—	—	—

Net assets	507	1,466	3,227	(2,386)	2,814

Capital and reserves
Called up share capital	347	331	2,027	(2,358)	347
Reserves	160	1,135	1,200	(28)	2,467

Equity shareholders’ funds under U.K. GAAP	507	1,466	3,227	(2,386)	2,814

U.S. GAAP Adjustments
Treasury stock		(2.9)			(2.9)
Depreciation			(10.9)		(10.9)
Goodwill		(51.7)			(51.7)
Marketing & promotion		(41.2)	(46.7)		(87.9)
Pensions		(15.3)			(15.3)
Derivatives	(5.2)	(4.5)	(1.9)		(11.6)
Taxes			70.6		70.6
Dividends	20.8				20.8

	16	(116)	11	—	(89)

Shareholders’ funds under U.S. GAAP	523	1,350	3,238	(2,386)	2,725

28.    Summary differences between U.K. and U.S. GAAP (continued)

U.K. GAAP Cash flow statement for the year ended December 31, 2000

	Company	POPCIL	Other	Adjust- ments	Group
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Cash inflow from operating activities	12	143	377		532
Return on investments & servicing of finance	90	(78)	2	(90)	(76)
Taxation	—	—	(34)		(34)
Capital expenditure	—	(401)	(380)		(781)
Acquisitions and disposals	—	(15)	—		(15)
Equity dividends paid	—	(90)	—	90	—

Cash inflow/(outflow) before financing	102	(441)	(35)	—	(374)
Financing	63	455	48		566

Increase in cash in the year	165	14	13	—	192

U.K. GAAP Cash flow statement for the year ended December 31, 2001

	Company	POPCIL	Other	Adjust- ments	Group
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Cash inflow from operating activities	23	106	378		507
Return on investments & servicing of finance	201	(34)	2	(250)	(81)
Taxation	—	—	(171)		(171)
Capital expenditure	—	(18)	(568)		(586)
Acquisitions and disposals	—	(5)	(1)		(6)
Equity dividends paid	(146)	(201)	(49)	250	(146)

Cash inflow/(outflow) before financing	78	(152)	(409)	—	(483)
Financing	(243)	194	382		333

(Decrease)/increase in cash in the year	(165)	42	(27)	—	(150)

U.K. GAAP Cash flow statement for the year ended December 31, 2002

	Company	POPCIL	Other	Adjust- ments	Group
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Cash inflow from operating activities	15	141	420		576
Return on investments & servicing of finance	150	(52)		(202)	(104)
Taxation	—	7	(1)		6
Capital expenditure	—	(778)	(378)		(1,156)
Acquisitions and disposals	—	3	—		3
Equity dividends paid	(85)	(150)	(52)	202	(85)

Cash inflow/(outflow) before financing	80	(829)	(11)	—	(760)
Financing	(80)	863	32		815

Increase in cash in the year	—	34	21	—	55

28.    Summary differences between U.K. and U.S. GAAP (continued)

U.S. GAAP cashflow statement for the year ended December 31, 2000

	Company	POPCIL	Other	Adjust-ments	Group
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Net cash inflow from operating activities	102	65	345	(90)	422
Net cash outflow from investing activities	—	(416)	(379)		(795)
Net cash inflow from financing activities	63	365	46	90	564
Exchange translation effect on cash	—	(7)	—		(7)

Net increase in cash and cash equivalents under U.S. GAAP	165	7	12	—	184
Cash at beginning of year	—	35	28		63

Cash at end of year	165	42	40		247

U.S. GAAP cashflow statement for the year ended December 31, 2001

	Company	POPCIL	Other	Adjust-ments	Group
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Net cash inflow from operating activities	224	72	209	(250)	255
Net cash outflow from investing activities	—	(23)	(569)		(592)
Net cash (outflow)/ inflow from financing activities	(389)	(7)	350	250	204
Exchange translation effect on cash	—	6	—		6

Net (decrease)/increase in cash and cash equivalents under US GAAP	(165)	48	(10)	—	(127)
Cash at beginning of year	165	42	40		247

Cash at end of year	—	90	30	—	120

U.S. GAAP cashflow statement for the year ended December 31, 2002

	Company	POPCIL	Other	Adjust-ments	Group
	U.S. $m	U.S. $m	U.S. $m	U.S. $m	U.S. $m
Net cash inflow from operating activities	165	96	420	(202)	479
Net cash outflow from investing activities	—	(775)	(378)		(1,153)
Net cash (outflow)/inflow from financing activities	(165)	713	(22)	202	728
Exchange translation effect on cash		(12)			(12)

Net increase in cash and cash equivalents under U.S. GAAP	—	22	20	—	42
Cash at beginning of year	—	90	30		120

Cash at end of year	—	112	50	—	162

29.    Post balance sheet event

On January 7, 2003, the P&O Princess Cruises board approved the proposed DLC transaction with Carnival Corporation and agreed to recommend to the P&O Princess shareholders that they vote in favor of the resolution to implement the DLC structure. In the early morning of January 8, 2003, Carnival and P&O Princess signed the implementation agreement setting out the terms and conditions for the implementation of the DLC structure. Completion of the DLC transaction is conditional on certain events, including approval by the shareholders of both P&O Princess and Carnival.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 14, 2003

P&O PRINCESS CRUISES plc

By:	/s/ SIMON PEARCE
Simon Pearce Secretary

CERTIFICATION

I, Peter Ratcliffe, certify that:

1. I have reviewed this annual report on Form 20-F of P&O Princess Cruises plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date	March 14, 2003

/s/ PETER RATCLIFFE
Peter Ratcliffe Chief Executive Officer

CERTIFICATION

I, Nick Luff, certify that:

1. I have reviewed this annual report on Form 20-F of P&O Princess Cruises plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) for the registrant and have:

        (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

        (b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

        (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

        (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	March 14, 2003

/s/ NICK LUFF
Nick Luff Chief Financial Officer

INDEX OF EXHIBITS

1.1	Memorandum and Articles of Association of P&O Princess Cruises plc.*

2.1	Form of deposit agreement among P&O Princess Cruises plc, Morgan Guaranty Trust Company of New York as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder.*

4.1	Offer and Implementation Agreement, dated January 8, 2003, between P&O Princess Cruises plc and Carnival Corporation.**

4.2	JMD Delaware, Inc. Deed Poll, dated October 24, 2002, in favor of P&O Princess.***

4.3	JMD Protector, Inc. Deed Poll, dated October 24, 2002, in favor of P&O Princess.***

4.4	Arison Deed Poll, dated October 24, 2002, in favor of P&O Princess.***

4.5	Termination Agreement, dated October 25, 2002, among P&O Princess Cruises plc, Royal Caribbean Cruises Ltd. and Joex Limited.****

4.6	Implementation Agreement, dated November 19, 2001, between P&O Princess Cruises plc and Royal Caribbean Cruises Ltd.*****

4.7	Joint Venture Agreement, dated November 19, 2001, among P&O Princess Cruises plc, Royal Caribbean Cruises Ltd. and Joex Limited.*****

4.8	Voting Agreement and Proxies, dated December 3, 2001, among P&O Princess, A. Wilhelmsen AS and Cruise Associates.*****

4.9	The P&O Princess Cruises Executive Share Option Plan.*****

4.10	The P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan.*****

4.11

Letter confirmation between P&O Princess Cruises plc, P&O Princess Cruises International Limited and Deutsche Seereederei GmbH, dated March 12, 2003, with respect to the Aida Cruises Sale and Purchase Agreement.****

5.1	Not Applicable.

6.1	See Note 7 to the Financial Statements.

7.1	Not Applicable

8.1	See Note 27 to the Financial Statements.

9.1	Not applicable.

10.1

Excerpt from P&O Princess Cruises plc Annual Report on Form 20-F for year ended December 31, 2001 (pages 75 to 76) (filed with the Securities and Exchange Commission on March 13, 2002) with respect to summary of Aida Cruises Sale and Purchase Agreement.****

*	The above exhibits were included in P&O Princess’ registration statement on Form 20-F (Reg. No. 001-15136), as filed with the Securities and Exchange Commission on September 26, 2000, and are incorporated herein by reference.
**	The above exhibits were included in P&O Princess’ and Carnival Corporation’s Registration Statement on Form
S-4/F-4 (Reg. No. 333-102442), as filed with the Securities and Exchange Commission on January 10, 2003, and as amended by Amendment No. 1 on February 25, 2003, and are incorporated herein by reference.
***	The above exhibits were included in Amendment No. 3, dated October 24, 2002, to the Third Amended and Restated Statement on Schedule 13D dated October 14, 1999 (as amended by the Amendment No. 1 of the Third Amended and Restated Statement on Schedule 13D dated May 22, 2000.

and as amended by the Amendment No. 2 of the Third Amended and Restated Statement on Schedule 13D dated July 20, 2000) of TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Continued Trust for Micky Arison, the Micky Arison 1997 Holdings Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., the Micky Arison 1994 “B” Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Shari Arison, Marilyn B. Arison, JMD Delaware, Inc., James M. Dubin, Ted Arison 1992 Irrevocable Trust for Lin No. 2, The Ted Arison Family Foundation USA, Inc., The Royal Bank of Scotland Trust Company (Jersey) Limited, Cititrust (Jersey) Limited, JMD Protector, Inc. and Balluta Limited, and are incorporated herein by reference.

****	The above exhibits are filed herewith.
*****	The above exhibits were included in P&O Princess annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on March 13, 2002, and are incorporated herein by reference.