Form 10-K, Exhibit 13
period 2005-11-30
CARNIVAL PLC; CARNIVAL CORP
filed 2006-02-09
CIK 1125259, 815097

EXHIBIT 13

                           CARNIVAL CORPORATION & PLC
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in millions, except per share data)

                                               Years Ended November 30,
                                               ------------------------
                                               2005      2004      2003
                                               ----      ----      ----

Revenues
  Cruise
    Passenger tickets                        $  8,379   $ 7,357   $ 5,039
    Onboard and other                           2,356     2,070     1,420
  Other                                           352       300       259
                                             --------   -------   -------
                                               11,087     9,727     6,718
                                             --------   -------   -------

Costs and Expenses
  Operating
    Cruise
      Commissions, transportation and other     1,665     1,572     1,021
      Onboard and other                           408       359       229
      Payroll and related                       1,145     1,003       744
      Food                                        615       550       393
      Fuel                                        709       493       340
      Other ship operating                      1,425     1,270       897
    Other                                         250       210       190
                                             --------   -------   -------
    Total                                       6,217     5,457     3,814
  Selling and administrative                    1,329     1,285       936
  Depreciation and amortization                   902       812       585
                                             --------   -------   -------

                                                8,448     7,554     5,335
                                             --------   -------   -------

Operating Income                                2,639     2,173     1,383
                                             --------   -------   -------

Nonoperating (Expense) Income
  Interest income                                  28        17        27
  Interest expense, net of
    capitalized interest                         (330)     (284)     (195)
  Other (expense) income, net                      (7)       (5)        8
                                             --------   -------   -------
                                                 (309)     (272)     (160)
                                             --------   -------   -------

Income Before Income Taxes                      2,330     1,901     1,223

Income Tax Expense, Net                           (73)      (47)      (29)
                                             --------   -------   -------

Net Income                                   $  2,257   $ 1,854   $ 1,194
                                             ========   =======   =======

Earnings Per Share
  Basic                                      $   2.80   $  2.31   $  1.66
                                             ========   =======   =======
  Diluted                                    $   2.70   $  2.24   $  1.63
                                             ========   =======   =======

Dividends Per Share                          $   0.80   $ 0.525   $  0.44
                                             ========   =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

                           CARNIVAL CORPORATION & PLC
                           CONSOLIDATED BALANCE SHEETS
                         (in millions, except par value)

                                                            November 30,
                                                          ---------------
ASSETS                                                    2005       2004
                                                          ----       ----
Current Assets
  Cash and cash equivalents                             $  1,178   $    643
  Short-term investments                                       9         17
  Accounts receivable, net                                   408        409
  Inventories                                                250        240
  Prepaid expenses and other                                 370        419
                                                        --------   --------
    Total current assets                                   2,215      1,728
                                                        --------   --------

Property and Equipment, Net                               21,312     20,823

Goodwill                                                   3,206      3,321

Trademarks                                                 1,282      1,306

Other Assets                                                 417        458
                                                        --------   --------
                                                        $ 28,432   $ 27,636
                                                        ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings                                 $    300   $    381
  Current portion of long-term debt                        1,042        681
  Convertible debt subject to current put option             283        600
  Accounts payable                                           690        631
  Accrued liabilities and other                              832        868
  Customer deposits                                        2,045      1,873
                                                        --------   --------
    Total current liabilities                              5,192      5,034
                                                        --------   --------

Long-Term Debt                                             5,727      6,291

Other Long-Term Liabilities and Deferred Income              541        551

Commitments and Contingencies (Notes 7 and 8)

Shareholders' Equity
  Common stock of Carnival Corporation; $.01 par
    value; 1,960 shares authorized; 639 shares at 2005
    and 634 shares at 2004 issued                              6          6
  Ordinary shares of Carnival plc; $1.66 par value;
    226 shares authorized; 212 shares at 2005 and
    2004 issued                                              353        353
  Additional paid-in capital                               7,381      7,311
  Retained earnings                                       10,233      8,623
  Unearned stock compensation                                (13)       (16)
  Accumulated other comprehensive income                     156        541
  Treasury stock; 2 shares of Carnival Corporation
    at 2005 and 42 shares of Carnival plc at 2005
    and 2004, at cost                                     (1,144)    (1,058)
                                                        --------   --------
      Total shareholders' equity                          16,972     15,760
                                                        --------   --------
                                                        $ 28,432   $ 27,636
                                                        ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                           CARNIVAL CORPORATION & PLC
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (in millions)

                                                           Years Ended November 30,
                                                           ------------------------
                                                           2005      2004      2003
                                                           ----      ----      ----
OPERATING ACTIVITIES
Net income                                                $ 2,257   $ 1,854   $ 1,194
Adjustments to reconcile net income to
      Fuel
    Depreciation and amortization                             902       812       585
    Investment write-down                                      22
    Accretion of original issue discount                       20        21        20
    Other                                                      15        16         8
Changes in operating assets and liabilities,
  excluding business acquired
      Receivables                                             (71)       11       (91)
      Inventories                                             (15)      (73)      (17)
      Prepaid expenses and other                             (105)      (54)       82
      Accounts payable                                         84       (28)       43
      Accrued and other liabilities                            89       178       (16)
      Customer deposits                                       212       479       125
                                                          -------   -------   -------
        Net cash provided by operating activities           3,410     3,216     1,933
                                                          -------   -------   -------

INVESTING ACTIVITIES
Additions to property and equipment                        (1,977)   (3,586)   (2,516)
Sales of short-term investments                               943     1,216     3,745
Purchases of short-term investments                          (935)     (772)   (3,803)
Cash acquired from the acquisition of P&O Princess, net                           140
Proceeds from retirement of property and equipment                       77        51
Other, net                                                     (1)      (24)      (50)
                                                          -------   -------   -------
        Net cash used in investing activities              (1,970)   (3,089)   (2,433)
                                                          -------   -------   -------

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                    1,152       843     2,123
Principal repayments of long-term debt                     (1,096)     (932)   (1,137)
Dividends paid                                               (566)     (400)     (292)
(Repayments of) proceeds from short-term borrowings, net      (58)      272        94
Proceeds from exercise of stock options                        63       142        53
Purchase of treasury stock                                   (386)
Other                                                          (1)       (4)      (15)
                                                          -------   -------   -------
        Net cash (used in) provided by
          financing activities                               (892)      (79)      826
                                                          -------   -------   -------
Effect of exchange rate changes on cash and cash
  equivalents                                                 (13)      (15)      (23)
                                                          -------   -------   -------
        Net increase in cash and cash equivalents             535        33       303
Cash and cash equivalents at beginning of year                643       610       307
                                                          -------   -------   -------
Cash and cash equivalents at end of year                  $ 1,178   $   643   $   610
                                                          =======   =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

                           CARNIVAL CORPORATION & PLC
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (in millions)


                                             Compre-                                     Additional
                                             hensive         Common        Ordinary        paid-in       Retained
                                             income           stock         shares         capital       earnings
                                           -----------     -----------    -----------    -----------    -----------
Balances at November 30, 2002                              $         6                   $     1,089    $     6,326
  Comprehensive income
    Net income                             $     1,194                                                  $     1,194
    Foreign currency
      translation adjustment                       162
    Unrealized losses on
      marketable securities, net                    (1)
    Changes related to cash flow
      derivative hedges, net                        (9)
                                           -----------
        Total comprehensive income         $     1,346
                                           ===========
  Cash dividends declared                                                                                      (329)
  Acquisition of Carnival plc                                             $       346          6,010
  Issuance of stock under stock
    plans                                                                           3             64
  Amortization of unearned stock
    compensation
                                                           -----------    -----------    -----------    -----------
Balances at November 30, 2003                                        6            349          7,163          7,191
  Comprehensive income
    Net income                             $     1,854                                                        1,854
    Foreign currency
      translation adjustment                       398
    Unrealized loss on
      marketable securities                         (1)
    Minimum pension liability
      adjustments                                   (3)
    Changes related to cash flow
      derivative hedges, net                       (13)
                                           -----------
        Total comprehensive income         $     2,235
                                           ===========
  Cash dividends declared                                                                                      (422)
  Issuance of stock under stock
    plans                                                                           4            148
  Amortization of unearned stock
    compensation
                                                           -----------    -----------    -----------    -----------
Balances at November 30, 2004                                        6            353          7,311          8,623
  Comprehensive income
    Net income                             $     2,257                                                        2,257
    Foreign currency
      translation adjustment                      (398)
    Minimum pension liability
      adjustments                                   (2)
    Changes related to cash flow
      derivative hedges, net                        15
                                           -----------
        Total comprehensive income         $     1,872
                                           ===========
  Cash dividends declared                                                                                      (647)
  Issuance of stock under stock
    plans                                                                                         73
  Amortization of unearned stock
    compensation
  Purchase of treasury stock
  Issuance of common stock upon
    conversion of convertible debt                                                                (3)
                                                           -----------    -----------    -----------    -----------
Balances at November 30, 2005                              $         6    $       353    $     7,381    $    10,233
                                                           ===========    ===========    ===========    ===========

                                            Unearned        Accumulated                       Total
                                              stock            other                          share-
                                             compen-       comprehensive      Treasury       holders'
                                             sation        income (loss)        stock         equity
                                           -----------     --------------    -----------    -----------
Balances at November 30, 2002              $       (11)    $            8                   $     7,418
  Comprehensive income
    Net income                                                                                    1,194
    Foreign currency
      translation adjustment                                          162                           162
    Unrealized losses on
      marketable securities, net                                       (1)                           (1)
    Changes related to cash flow
      derivative hedges, net                                           (9)                           (9)


        Total comprehensive income
  Cash dividends declared                                                                          (329)
  Acquisition of Carnival plc                                                $    (1,058)         5,298
  Issuance of stock under stock
    plans                                          (14)                                              53
  Amortization of unearned stock
    compensation                                     7                                                7
                                           -----------     --------------    -----------    -----------
Balances at November 30, 2003                      (18)               160         (1,058)        13,793
  Comprehensive income
    Net income                                                                                    1,854
    Foreign currency
      translation adjustment                                          398                           398
    Unrealized loss on
      marketable securities                                            (1)                           (1)
    Minimum pension liability
      adjustments                                                      (3)                           (3)
    Changes related to cash flow
      derivative hedges, net                                          (13)                          (13)

        Total comprehensive income
  Cash dividends declared                                                                          (422)
  Issuance of stock under stock
    plans                                           (7)                                             145
  Amortization of unearned stock
    compensation                                     9                                                9
                                           -----------     --------------    -----------    -----------
Balances at November 30, 2004                      (16)               541         (1,058)        15,760
  Comprehensive income
    Net income                                                                                    2,257
    Foreign currency
      translation adjustment                                         (398)                         (398)
    Minimum pension liability
      adjustments                                                      (2)                           (2)
    Changes related to cash flow
      derivative hedges, net                                           15                            15

        Total comprehensive income
  Cash dividends declared                                                                          (647)
  Issuance of stock under stock
    plans                                           (9)                                              64
  Amortization of unearned stock
    compensation                                    12                                               12
  Purchase of treasury stock                                                        (386)          (386)
  Issuance of common stock upon
    conversion of convertible debt                                                   300            297
                                           -----------     --------------    -----------    -----------
Balances at November 30, 2005              $       (13)    $          156    $    (l,144)   $    16,972
                                           ===========     ==============    ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                           CARNIVAL CORPORATION & PLC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - General

      Description of Business

      Carnival Corporation is incorporated in Panama, and Carnival plc is incorporated in England and Wales. The accompanying consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries they are referred to collectively in these consolidated financial statements and elsewhere in this 2005 Annual Report as "Carnival Corporation & plc," "our," "us," and "we." Our consolidated financial statements only include the results of operations and cash flows of the former P&O Princess Cruises plc since April 17, 2003.

      Carnival Corporation and Carnival plc (formerly known as P&O Princess Cruises plc or "P&O Princess") operates as a dual listed company ("DLC"), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through amendments to Carnival Corporation's articles of incorporation and by-laws and to Carnival plc's memorandum of association and articles of association. The two companies have retained their separate legal identities, however, they operate as if they were a single economic enterprise. Each company's shares continue to be publicly traded; on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc American Depository Shares ("ADSs") are traded on the NYSE. See Note 3.

      We are the largest cruise company and one of the largest vacation companies in the world. As of November 30, 2005, a summary of the number of cruise ships we operate, by brand, their passenger capacity and the primary areas in which they are marketed is as follows:

                            Number of      Passenger         Primary
    Cruise Brands         Cruise Ships     Capacity (a)      Market
    -------------         ------------     ------------      ------
Carnival Cruise
  Lines                        21             47,820       North America
Princess Cruises
  ("Princess")                 14             29,152       North America
Holland America Line           12             16,930       North America
Costa Cruises ("Costa")        10             17,262       Europe
P&O Cruises                     5              8,844       United Kingdom
AIDA Cruises ("AIDA")           4              5,378       Germany
Cunard Line ("Cunard")          2              4,410       North America and United Kingdom
P&O Cruises Australia(b)        3              3,680       Australia and New Zealand
Ocean Village                   1              1,578       United Kingdom
Swan Hellenic                   1                678       United Kingdom
Seabourn Cruise Line
  ("Seabourn")                  3                624       North America
Windstar Cruises                3                604       North America
                               --            -------
                               79            136,960
                               ==            =======

(a) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.

(b) In December 2005, we entered into an agreement for the sale of P&O Cruises Australia's Pacific Sky, which is expected to leave our fleet in May 2006.

      Preparation of Financial Statements

      The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results could differ from these estimates. All significant intercompany balances and transactions are eliminated in consolidation.

NOTE 2 - Summary of Significant Accounting Policies

      Basis of Presentation

      We consolidate entities over which we have control (see Note 3), as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

      Cash and Cash Equivalents and Short-Term Investments

      Cash and cash equivalents include investments with original maturities of three months or less, which are stated at cost. At November 30, 2005 and 2004, cash and cash equivalents included $980 million and $495 million of investments, respectively, primarily comprised of time deposits, investment grade asset-backed debt obligations, commercial paper and money market funds.

      Substantially all of our short-term investments, which consist of investments with original maturities greater than three months, are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Our investments in these securities are recorded at cost, which approximates their fair value due to these investments having variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, we have the ability to quickly liquidate these securities. As a result of the resetting variable rates, at November 30, 2005 and 2004 we had no cumulative gross unrealized or realized holding gains or losses from these investments. All income generated from these investments was recorded as interest income.

      Inventories

      Inventories consist of provisions, gift shop and art merchandise held for resale, fuel and supplies carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

      Property and Equipment

      Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

                                                            Residual
                                                             Values         Years
                                                            ---------       -----
      Ships                                                    15%            30
      Ship improvements                                     0% or 15%    2 to remaining
                                                                          life of ship
      Buildings and improvements                              0-10%          5-40
      Transportation equipment and other                      0-25%          2-20
      Leasehold improvements, including port facilities               Shorter of lease term
                                                                      or related asset life

      We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset's carrying value over its estimated fair value.

      Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out of service for scheduled maintenance. These costs are included in prepaid expenses and are amortized to other ship operating expenses using the straight-line method generally over one to two years.

      Ship improvement costs that we believe add value to our ships are capitalized to the ships, and depreciated over the improvements' estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. Upon replacement or refurbishment of previously capitalized ship components, these assets' estimated cost and accumulated depreciation are written off.

      We capitalize interest on ships and other capital projects during their construction period.

      Goodwill

      We review our goodwill for impairment annually, or, when events or circumstances dictate, more frequently. All of our goodwill has been allocated to our cruise reporting units. There were no significant changes to our goodwill carrying amounts since November 30, 2003, other than the changes resulting from using different foreign currency translation rates at each balance sheet date, except as noted below.

      During 2004, we increased the fair values of the P&O Princess publicly traded debt, and correspondingly, goodwill, by $61 million to take into account the extension of Carnival Corporation's guarantee to cover this debt as of April 2003, the acquisition date. In addition, we reduced the fair value of P&O Princess' trademarks and, correspondingly increased goodwill by $54 million to properly value our acquired trademarks as of the acquisition date. The impact of these changes on our financial statements was immaterial.

      Our goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of our reporting units were determined based on our estimates of comparable market price or discounted future cash flows. If this fair value exceeds the carrying value, which was the case for our reporting units, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

      Trademarks

      The cost of developing and maintaining our trademarks have been expensed as incurred. However, for acquisitions made after June 2001 we have allocated a portion of the purchase price to the acquiree's identified trademarks. The trademarks that Carnival Corporation recorded as part of its acquisition of P&O Princess, which are estimated to have an indefinite useful life and, therefore, are not amortizable, are reviewed for impairment annually, or more frequently when events or circumstances indicate that the trademark may be impaired. Our trademarks would be considered impaired if their carrying value exceeds their fair value.

      Derivative Instruments and Hedging Activities

      We utilize derivative and nonderivative financial instruments, such as foreign currency swaps and foreign currency obligations, to limit our exposure to fluctuations in foreign currency exchange rates and interest rate swaps to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt (see Notes 6 and 11).

      All derivatives are recorded at fair value, and the changes in fair value must be immediately included in earnings if the derivatives do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income ("AOCI") until the underlying hedged item is recognized in earnings. If a derivative or a nonderivative financial instrument is designated as a hedge of a net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset the change in the translated value of the net investment being hedged, until the investment is liquidated. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies for undertaking our hedge transactions.

      We classify the fair value of our derivative contracts and the fair value of our offsetting hedged firm commitments as either current or long-term, which are included in prepaid and other assets and accrued and other liabilities, depending on whether the maturity date of the derivative contract is within or beyond one year from our balance sheet dates. The cash flows from derivatives treated as hedges are classified in our statements of cash flows in the same category as the item being hedged.

      During fiscal 2005, 2004 and 2003, all net changes in the fair value of both our fair value hedges and the offsetting hedged firm commitments and our cash flow hedges were immaterial, as were any ineffective portions of these hedges. No fair value hedges or cash flow hedges were derecognized or discontinued in fiscal 2005, 2004 or 2003. In addition, the amount of realized net losses or gains from cash flow hedges that were reclassified into earnings during fiscal 2005, 2004 and 2003 was not significant. The amount of estimated cash flow hedges unrealized net losses which are expected to be reclassified to earnings in the next twelve months is approximately $4 million.

      Finally, if any shipyard with which we have contracts to build our ships is unable to perform, we would be required to perform under our foreign currency swaps related to these shipbuilding contracts. Accordingly, based upon the circumstances, we may have to discontinue the accounting for those currency swaps as hedges, if the shipyard cannot perform. However, we believe that the risk of shipyard nonperformance is remote.

      Revenue and Expense Recognition

      Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities and all associated direct costs of a voyage, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. Future travel discount vouchers issued to guests are typically recorded as a reduction of revenues when such vouchers are utilized. Revenues and expenses from our tour and travel services are recognized at the time the services are performed or expenses are incurred.

      Insurance/Self-Insurance

      We use a combination of insurance and self-insurance for a number of risks including claims related to crew and passengers, hull and machinery, war risk, workers' compensation and general liability. Liabilities associated with these risks, including estimates for crew and passenger claims, are estimated based on, among other things, historical claims experience, severity factors and other actuarial assumptions. Our expected loss accruals are based on estimates, and while we believe the amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

      Advertising Costs

      Advertising costs are charged to expense as incurred except for brochures and media production costs. The brochures and media production costs are recorded as prepaid expenses and charged to expense as consumed or upon the first airing of the advertisement, respectively. Advertising expenses totaled $455 million, $464 million and $335 million in fiscal 2005, 2004 and 2003, respectively. At November 30, 2005 and 2004, the amount of advertising costs included in prepaid expenses was not significant.

      Foreign Currency Translations and Transactions

      For our foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Revenues and expenses of these foreign subsidiaries and affiliates are translated at weighted-average exchange rates for the period. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included as a component of AOCI. Therefore, the U.S. dollar value of these items in our financial statements fluctuates from period to period, depending on the value of the dollar against these functional currencies.

      Exchange gains and losses arising from the remeasurement of monetary assets and liabilities and foreign currency transactions denominated in a currency other than the functional currency of the entity involved are immediately included in our earnings, unless such net liabilities have been designated to act as a hedge of a net investment in a foreign operation. In addition, the unrealized exchange gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investment, are recorded as a foreign currency translation adjustment, which is included as a component of AOCI. Finally, net foreign currency transaction gains or losses recorded in our earnings were not significant in fiscal 2005, 2004 and 2003.

      Earnings Per Share

      Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock and ordinary shares outstanding during each period. Diluted earnings per share is computed by dividing adjusted net income by the weighted-average number of shares of common stock and ordinary shares, common stock equivalents and other potentially dilutive securities outstanding during each period. All shares that are issuable under our outstanding convertible notes that have contingent share conversion features have been considered outstanding for our diluted earnings per share computations, if dilutive, using the "if converted" method of accounting from the date of issuance.

      Stock-Based Compensation

      Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended, we elected to use the intrinsic value method of accounting for our employee and director stock-based compensation awards instead of the fair value method. Accordingly, we have not recognized compensation expense for our noncompensatory employee and director stock option awards. Our pro forma net income and pro forma earnings per share, had we elected to adopt the fair value approach of SFAS No. 123, which charges earnings for the estimated fair value of stock options, would have been as follows (in millions, except per share amounts):

                                           Years ended November 30,
                                         -----------------------------
                                         2005        2004         2003
                                         ----        ----         ----

Net income, as reported                 $2,257     $ 1,854      $ 1,194
Stock-based compensation
  expense included in net
  income, as reported                       12          11            7
Total stock-based compensation
  expense determined under
  the fair value-based
  method for all awards(c)                 (86)(a)     (66)(b)      (36)
                                        ------     -------      -------
Pro forma net income for basic
  earnings per share                     2,183       1,799        1,165
Interest on dilutive convertible notes      47          49           43
                                        ------     -------      -------
Pro forma net income for diluted
  earnings per share                    $2,230     $ 1,848      $ 1,208
                                        ======     =======      =======

Earnings per share
  Basic
    As reported                         $ 2.80     $  2.31      $  1.66
                                        ======     =======      =======
    Pro forma                           $ 2.71     $  2.24      $  1.62
                                        ======     =======      =======

  Diluted
    As reported                         $ 2.70     $  2.24      $  1.63
                                        ======     =======      =======
    Pro forma                           $ 2.62     $  2.18      $  1.60
                                        ======     =======      =======

(a) In January 2005, Carnival Corporation granted approximately 1.4 million employee stock options, with a $57.30 exercise price and a 2-year vesting term, in substitution for a similar number of outstanding options whose termination date was accelerated because of a corporate reorganization of our European and U.S. operations that was completed in 2004 ("2004 reorganization"). Due to the unusually short vesting period of these options, we would be required upon the adoption of SFAS No. 123 (revised
      2004), "Share-Based Payment" ("SFAS No. 123(R)"), to recognize a large charge for stock compensation expense in 2006. Such a charge would distort stock compensation expense in 2006 and not be indicative of our expected future normal annual charge for stock options. Accordingly, in the fourth quarter of 2005, we authorized the immediate vesting of these options, resulting in an increase of $11 million in stock compensation expense in the 2005 pro forma net income. In addition, prior to this accelerated vesting we had expensed $8 million for 2005 pro forma stock expense compensation related to these options. In addition, for employee stock options granted after September 2005, we reduced the options contractual term from 10 years to 7 years, in order to reduce the options' expected option life, thus reducing its estimated fair value.

(b) As a result of the 2004 reorganization, 1.6 million unvested options held by employees vested immediately and their termination dates were accelerated. This vesting occurred either in accordance with the terms of the option plan or to avoid having these employees and Carnival Corporation incur unduly burdensome taxes upon the exercise of such options at a later date. As a result of this accelerated vesting, we included an additional $19 million of stock-based compensation expense in the 2004 pro forma net income.

(c) These amounts include the expensing of stock options made to retirement-eligible employees over the expected vesting period of the option. SFAS 123(R), when adopted, will require the expensing of future option grants over the period to retirement eligibility, if less than the vesting period, because vesting is not contingent upon any future performance.

      As recommended by SFAS No. 123, the fair value of options were estimated using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting or trading restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including expected stock price volatility and dividend yields. Because our options have characteristics different from those of traded options and because changes in the subjective assumptions can materially affect our estimate of the fair value of stock options, we believe that the existing valuation models, including Black-Scholes, do not necessarily provide a reliable single measure of the fair value of our options. Since 2004, we have continued to refine our Black-Scholes' estimates and assumptions based upon more in-depth reviews of the underlying information in order to more accurately value our options. The impact of such changes has generally been to reduce the estimated fair value of our option awards. The Black-Scholes weighted-average assumptions were as follows:

                                                     Years ended November 30,
                                                    --------------------------
                                                    2005       2004       2003
                                                    ----       ----       ----
Fair value of options at the
  dates of grant                                   $12.99     $15.87     $13.33
                                                   ======     ======     ======
Risk free interest rate                               4.1%       3.4%       3.5%
                                                   ======     ======     ======
Expected dividend yield                              1.90%      1.36%      1.30%
                                                   ======     ======     ======
Expected volatility(a)                               27.0%      35.0%      48.7%
                                                   ======     ======     ======
Expected option life (in years)                      4.74       5.75       6.00
                                                   ======     ======     ======

(a) In 2003, our volatility assumption was based on the historical volatility of Carnival Corporation common stock. Subsequent to 2003, we also considered the implied volatilities derived from our exchange traded options and convertible notes in determining our expected volatility assumption since we believe these implied market volatilities should be considered in estimating our expected future volatilities.

      In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), which will require us to recognize compensation costs in our financial statements in an amount equal to the fair value of share-based payments granted to employees and directors over the corresponding service period, and also requires an estimation of forfeitures when calculating compensation expense, instead of accounting for forfeitures as incurred, which is our current method. This statement is effective for us in the first quarter of fiscal 2006 and is expected to increase our full year 2006 share-based compensation expense by approximately $55 million compared to 2005. We have not yet determined which of the two alternative transition methods we will use upon adoption of this new statement.

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

      We also monitor the creditworthiness of our customers to which we grant credit terms in the normal course of our business. Concentrations of credit risk associated with these receivables are considered minimal primarily due to their short maturities and the large number of accounts within our customer base. We have experienced only minimal credit losses on our trade receivables. We do not normally require collateral or other security to support normal credit sales. However, we do normally require collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards.

      Reclassifications

      Reclassifications have been made to prior year amounts to conform to the current year presentation.

NOTE 3 - DLC Transaction

      On April 17, 2003, Carnival Corporation and Carnival plc completed a DLC transaction, which implemented Carnival Corporation & plc's DLC structure. The contracts governing the DLC structure provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The amendments to the constituent documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation's shareholders may differ from the interests of Carnival plc's shareholders (a "class rights action"), each shareholder body will vote separately as a class, such as transactions primarily designed to amend or unwind the DLC structure. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

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

      At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation's deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc's deed of guarantee are identical to those of Carnival Corporation's. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other's pre-DLC indebtedness and certain other monetary obligations, or alternatively standalone guarantees in lieu of utilization of these deeds of guarantee, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third party beneficiaries of such deed of guarantee.

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

      Simultaneously with the completion of the DLC transaction, a partial share offer ("PSO") for 20% of Carnival plc's shares was made and accepted, which enabled 20% of Carnival plc shares to be exchanged for 41.7 million Carnival Corporation shares. The 41.7 million shares of Carnival plc held by Carnival Corporation as a result of the PSO, which cost $1.05 billion, are being accounted for as treasury stock in the accompanying balance sheets.

      Carnival plc was the third largest cruise company in the world and operated many well-known global brands with leading positions in the U.S., UK, Germany and Australia. The combination of Carnival Corporation with Carnival plc under the DLC structure has been accounted for under U.S. generally accepted accounting principles ("GAAP") as an acquisition of Carnival plc by Carnival Corporation pursuant to SFAS No. 141, "Business Combinations." The number of additional shares effectively issued in the combined entity for purchase accounting purposes was 209.6 million. In addition, Carnival Corporation incurred $60 million of direct acquisition costs, which have been included in the aggregate purchase price of $5.36 billion.

      The following pro forma information has been prepared assuming the DLC transaction had occurred on December 1, 2002, rather than April 17, 2003, and has not been adjusted to reflect any net transaction benefits. In addition, the pro forma information does not purport to represent what the results of operations actually could have been if the DLC transaction had occurred on December 1, 2002. For fiscal 2003, our pro forma revenues and net income would have been $7.60 billion and $1.16 billion, respectively, and our basic and diluted pro forma earnings per share would have been $1.46 and $1.43, based on 797 million and 840 million pro forma weighted-average shares outstanding.

NOTE 4 - Property and Equipment

      Property and equipment consisted of the following (in millions):

                                                               November 30,
                                                            -----------------
                                                            2005         2004
                                                            ----         ----

Ships                                                     $ 23,506     $ 22,572
Ships under construction                                       540          429
                                                          --------     --------
                                                            24,046       23,001
Land, buildings and improvements,
  and port facilities                                          593          555
Transportation equipment and other                             692          628
                                                          --------     --------
Total property and equipment                                25,331       24,184
Less accumulated depreciation and amortization              (4,019)      (3,361)
                                                          --------     --------
                                                          $ 21,312     $ 20,823
                                                          ========     ========

      Capitalized interest, primarily on our ships under construction, amounted to $21 million, $26 million and $49 million in fiscal 2005, 2004 and 2003, respectively. Amounts related to ships under construction include progress payments for the construction of the ship, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2005, 7 ships with an aggregate net book value of $2.63 billion were pledged as collateral pursuant to mortgages related to $1.37 billion of debt and a $483 million contingent obligation (see Notes 6 and 7).

      Maintenance and repair expenses and dry-dock amortization were $445 million, $353 million and $256 million in fiscal 2005, 2004 and 2003, respectively.

NOTE 5 - Variable Interest Entity

      In accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," we have determined that we are carrying a loan, initially made in April 2001, to a ship repair facility that is a variable interest entity ("VIE"). Although we use this facility for some of our ship repair work, we are not a "primary beneficiary" and, accordingly, this entity is not consolidated in our financial statements. At November 30, 2005 and 2004, our loan to this VIE, which is also our maximum exposure to loss, was $46 million and $41 million, respectively.

NOTE 6 - Debt

      Short-Term Borrowings

      Short-term borrowings were unsecured and consisted of the following (in millions):

                                  November 30,
                                 -------------
                                 2005     2004
                                 ----     ----

Euro commercial paper (a)       $  187
Euro bank loans (a)                      $ 284
Bank loans (b)                     113      97
                                ------   -----

                                $  300   $ 381
                                ======   =====
Weighted-average interest rate     3.1%    2.4%
                                ======   =====

(a) These euro denominated borrowings have been translated to U.S. dollars at the period-end exchange rates.

(b)   These loans are denominated in U.S. dollars.

      Long-Term Debt

      Long-term debt consisted of the following (in millions):

                                                           November 30,
                                                        -----------------
                                                         2005(a)     2004(a)
                                                         ----        ----
Secured
Floating rate notes, collateralized by four ships,
  bearing interest from libor plus 1.13% to libor
  plus 1.29% (4.9% to 5.7% at 2005 and 3.0% to 3.6%
  at 2004), due through 2015 (b)                        $   788      $   904
Fixed rate notes, collateralized by two ships, bearing
  interest at 5.4% and 5.5%, due through 2016 (b)           380          381
Euro floating rate note, collateralized by one ship,
  bearing interest at euribor plus 0.5% (2.75%
  at 2005 and 2004), due through 2008                        64          101
Euro fixed rate note, collateralized by one ship,
  bearing interest at 4.74%, due through 2012               142          183
Capitalized lease obligations, collateralized by
  two ships, implicit interest at 3.66%                                  110
Other                                                         2            3
                                                        -------      -------
  Total Secured                                           1,376        1,682
                                                        -------      -------
Unsecured
Fixed rate notes, bearing interest at 3.75% to 7.2%,
  due through 2028(c)                                     2,239        2,039
Euro floating rate notes, bearing interest at euribor
  plus 0.25% to euribor plus 1.29% (2.4% to 2.6% at
  2005 and 2.4% to 3.5% at 2004), due through 2010(d)       933        1,265
Sterling fixed rate notes, bearing interest at 5.63%,
  due in 2012                                               372          415
Euro fixed rate notes, bearing interest at 5.57%,
  due in 2006                                               355          399
Sterling floating rate note, bearing interest at libor
  plus 0.33% (4.91% at 2005), due in 2010(d)                285
Other                                                        34           36
Convertible notes, bearing interest at 2%, due in
  2021, with next put option in 2008                        600          600
Convertible notes, bearing interest at 1.75%, net of
  discount, with a face value of $889 million, due in
  2033, with first put option in 2008                       575          575
Zero-coupon convertible notes, net of discount,
  with a face value of $510 million and $1.05 billion
  at 2005 and 2004, respectively, due in 2021, with
  first put option in 2006                                  283          561
                                                        -------      -------
    Total Unsecured                                       5,676        5,890
                                                        -------      -------
                                                          7,052        7,572
Less portion due within one year                         (1,325)      (1,281)
                                                        -------      -------
                                                        $ 5,727      $ 6,291
                                                        =======      =======

(a) All borrowings are in U.S. dollars unless otherwise noted and all interest rates are as of year ends. Euro and sterling denominated notes have been translated to U.S. dollars at the period-end exchange rates. At November 30, 2005, 56%, 30% and 14%, (60%, 29% and 11% at November 30, 2004) of our
      long-term debt was U.S. dollar, euro and sterling denominated, respectively, including the effect of foreign currency swaps. In addition, at November 30, 2005, 75% of the interest cost on our long-term debt was fixed (68% at November 30, 2004) and 25% was variable (32% at November 30,
      2004), including the effect of interest rate swaps.

(b) In 2004, we borrowed an aggregate of $739 million to finance a portion of the Diamond Princess and Sapphire Princess purchase prices, which loans have both a fixed and variable interest rate component.

(c) In July 2005, we borrowed $328 million under an unsecured term loan facility, to pay a portion of the Carnival Liberty purchase price. This facility bears interest at 4.51% and is repayable in semi-annual installments through July 2017. In addition, we entered into a foreign currency swap, which effectively converted this U.S. dollar debt to euro debt.

(d) In March 2005, Carnival plc entered into a five-year unsecured multi-currency term loan facility, bearing interest at euribor/libor plus 0.33%, which margin will vary based on Carnival plc's senior unsecured credit rating. Under this facility, we borrowed 368 million euros ($436 million U.S. dollars at the November 30, 2005 exchange rate) to repay a 368 million euro note, which bore interest at euribor plus 0.60%, prior to its October 2008 maturity date. We also borrowed 165 million sterling under this facility ($285 million U.S. dollars at the November 30, 2005 exchange rate), which we used to pay a portion of P&O Cruises' purchase price for the Arcadia. Finally, we entered into interest rate swap agreements to fix the interest rates on these euro and sterling borrowings at 3.50% and 5.40%, respectively.

      Convertible Notes

      Carnival Corporation's 2% convertible notes ("2% Notes"), its 1.75% convertible notes ("1.75% Notes") and its zero-coupon convertible notes ("Zero-Coupon Notes") are convertible into 15.3 million shares, a maximum of
20.9 million shares (11.1 million shares during fiscal 2005) and 8.5 million shares, respectively, of Carnival Corporation common stock.

      The 2% Notes are convertible at a conversion price of $39.14 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than $43.05 per share for a defined duration of time in the preceding fiscal quarter. The conditions for conversion of the 2% Notes were satisfied since the first quarter of 2004 and, accordingly, the 2% Notes have been convertible into Carnival Corporation common stock since the second quarter of fiscal 2004. A nominal amount of 2% Notes were converted in fiscal 2005 and 2004. At November 30, 2004, our 2% Notes were classified as a current liability, since the noteholders had the right to require us to repurchase them on April 15, 2005. However, substantially all of the noteholders did not exercise their rights. Accordingly, subsequent to April 15, 2005 we have again classified our 2% Notes as long-term debt, since the next date that the noteholders can require us to repurchase them is on April 15, 2008.

      The 1.75% Notes are convertible at a conversion price of $53.11 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than a specified trigger price for a defined duration of time in the preceding fiscal quarter. During the fiscal quarters ending from August 31, 2003 through April 29, 2008, the trigger price will be $63.73 per share. Thereafter, this conversion trigger price increases each quarter based on an annual rate of 1.75%, until maturity. In addition, holders may also surrender the 1.75% Notes for conversion if they have been called for redemption or for other specified occurrences, including the credit rating assigned to the 1.75% Notes being Baa3 or lower by Moody's Investors Service and BBB- or lower by Standard & Poor's Rating Services, as well as certain corporate transactions. The conditions for conversion of the 1.75% Notes have not been met since their issuance. The 1.75% Notes interest is payable in cash semi-annually in arrears through April 29, 2008. Effective April 30, 2008, the 1.75% Notes no longer require a cash interest payment, but interest will accrete at a 1.75% yield to maturity.

      The Zero-Coupon Notes have a 3.75% yield to maturity and are convertible during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than a specified trigger price for a defined duration of time in the preceding fiscal quarter. The trigger price commenced at a low of $31.94 per share for the first quarter of fiscal 2002 and increases at an annual rate of 3.75% thereafter, until maturity. The trigger price was $36.72 for the 2005 fourth quarter. Since the third quarter of 2003, the Zero-Coupon Notes have been convertible into Carnival Corporation common stock. During fiscal 2005, $297 million of our Zero-Coupon Notes were converted at their accreted value into 9.0 million shares of Carnival Corporation common stock, of which 6.2 million shares were issued from treasury stock. No Zero-Coupon Notes were converted prior to fiscal 2005.

      At November 30, 2005, the Zero-Coupon Notes were classified as a current liability, since the noteholders have the right to require us to repurchase them on October 24, 2006 at their accreted values. If the noteholders do not exercise their rights in full, we will change the classification of any outstanding Zero-Coupon Notes to long-term debt, as the next repurchase date does not occur until October 24, 2008. We currently expect that we will satisfy any Zero-Coupon Note conversions through the issuance of Carnival Corporation common stock.

      Subsequent to April 29, 2008 and October 23, 2008, we may redeem all or a portion of the 1.75% Notes and Zero-Coupon Notes, respectively, at their accreted values and subsequent to April 14, 2008, we may redeem all or a portion of our 2% Notes at their face value plus any unpaid accrued interest, subject to the noteholders' right to convert.

      In addition, on April 29 of 2008, 2013, 2018, 2023 and 2028 the 1.75%
noteholders, on April 15 of 2008 and 2011 the 2% noteholders and on October 24 of 2006, 2008, 2011 and 2016 the Zero-Coupon noteholders may require us to repurchase all or a portion of the outstanding 1.75% Notes and Zero-Coupon Notes at their accreted values and the 2% Notes at their face value plus any unpaid accrued interest.

      Upon conversion, redemption or repurchase of the 1.75% Notes, the 2% Notes and the Zero-Coupon Notes, we may choose to deliver Carnival Corporation common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable.

      Revolving Credit and Committed Financing Facilities

      In October 2005, simultaneously with the termination of the Carnival Corporation $1.4 billion, the Carnival plc 600 million euro and the Costa 257.5 million euro revolving credit facilities, Carnival Corporation, Carnival plc, and certain of Carnival plc's subsidiaries, entered into a five-year unsecured multi-currency revolving credit facility for $1.2 billion, 400 million euros and 200 million sterling (aggregating $2.02 billion U.S. dollars at the November 30, 2005 exchange rates) (the "Facility"). The Facility currently bears interest at libor/euribor plus a margin of 17.5 basis points ("BPS"). In addition, we are required to pay a commitment fee of 30% of the margin per annum. Both the margin and the commitment fee will vary based on changes to Carnival Corporation's senior unsecured credit ratings. Finally, an additional utilization fee of 5 BPS per annum of the outstanding amounts under the Facility is payable if such outstanding amounts exceed 50% of the aggregate commitments.

     Our multi-currency commercial paper programs are supported by this Facility and,accordingly, any amounts outstanding under our commercial paper programs effectively reduce the aggregate amount available under this Facility. At November 30, 2005, we had borrowed 158 million euros ($187 million U.S. dollars at the November 30, 2005 exchange rate) under our euro commercial paper program, which is classified as a short-term borrowing since we do not expect to refinance it using proceeds from our long-term Facility. This Facility also supports up to $700 million for bonds and letters of credit issued by the facility lenders on behalf of Carnival Corporation & plc. The issuance of any such bonds or letters of credit, none outstanding at November 30, 2005, will reduce the aggregate amount available under this Facility. At November 30, 2005, $1.83 billion was available under the Facility, based on the November 30, 2005 exchange rates.

      In 2005 and January 2006, we entered into five unsecured long-term loan financing facilities, which provide us with the option to borrow up to an aggregate of $1.65 billion for a portion of the purchase price of five ships. These ships are expected to be delivered through 2009. These facilities are repayable semi-annually over a 12 year period. However, we have the option to terminate them up until 60 days prior to the ships' delivery dates.

      The Facility and other of our loan and derivative agreements, contain covenants that require us, among other things, to maintain minimum debt service coverage, minimum shareholders' equity and limits our debt to capital and debt to equity ratios, and the amounts of our secured assets and secured indebtedness. Generally, if an event of default under any loan agreement is triggered, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due and the underlying facilities could be terminated. At November 30, 2005, we were in compliance with all of our debt covenants.

      At November 30, 2005, the scheduled annual maturities of our long-term debt was as follows (in millions):

           Fiscal
           ------

           2006                                 $1,325(a)
           2007                                  1,035
           2008                                  1,672(a)
           2009                                    169
           2010                                    944
           Thereafter                            1,907
                                                ------
                                                $7,052
                                                ======

(a) Includes $283 million of Carnival Corporation's Zero-Coupon Notes in 2006, $600 million and $575 million of its 2% Notes and 1.75% Notes in 2008, based in each case on the date of the noteholders' next put option.

      Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the notes or the noteholders first put option date, whichever is earlier. In addition, all loan issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

NOTE 7 - Commitments

      Ship Commitments

      A description of our ships under contract for construction at November 30, 2005, as adjusted for our December 2005 ship orders, was as follows:

                                Expected
                                Service       Passenger       Estimated Total Cost(b)
Brand and Ship                  Date(a)       Capacity    Euros        Sterling      USD
--------------                  ----          --------  ---------------------------------
                                                                 (in millions)
Carnival Cruise Lines
Carnival Freedom                 3/07           2,974                              $  500
Newbuild                         6/08           3,000   (euro)  485
Newbuild(c)                     10/09           3,608           560
                                               ------   -----------                ------
  Total Carnival Cruise Lines                   9,582         1,045                   500
                                               ------   -----------                ------

Princess
Crown Princess                   6/06           3,100                                 500
Emerald Princess                 4/07           3,100                                 525
Newbuild(c)                     10/08           3,100                                 570
                                               ------                              ------
  Total Princess                                9,300                               1,595
                                               ------                              ------

Holland America Line
Noordam(d)                       2/06           1,918                                 420
Newbuild(c)                      7/08           2,044                                 450
                                               ------                              ------
  Total Holland America Line                    3,962                                 870
                                               ------                              ------

AIDA
Newbuild(e)                      4/07           2,030           315
Newbuild(e)                      4/08           2,030           315
Newbuild(e)                      4/09           2,030           315
                                               ------   -----------
   Total AIDA                                   6,090           945
                                               ------   -----------

Costa
Costa Concordia(e)               7/06           3,000           450
Costa Serena(e)                  6/07           3,000           475
Newbuild(c)(e)                   6/09           3,000           485
                                               ------   -----------
   Total Costa                                  9,000         1,410
                                               ------   -----------

Total Euro Commitments                                  (euro)3,400
                                                        -----------
Total Euro Commitments converted to USD(f)                                          4,035
                                                                                   ------

P&O Cruises
Ventura(d)                       4/08           3,100                (pound) 355

Cunard
Queen Victoria(d)               12/07           1,982                        270       45
                                               ------                -----------   ------

Total Sterling Commitments                                           (pound) 625
                                                                     -----------
Total Sterling Commitments converted to USD(f)                                      1,085
                                                                                   ------

Grand Total                                    43,016
                                               ======
Grand Total in USD                                                                 $8,130
                                                                                   ======

(a) The expected service date is the month in which the ship is currently expected to begin its first revenue generating cruise.

(b) Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. All of our ship construction contracts are with the Fincantieri shipyards in Italy, except for AIDA's which are with the Meyer Werft shipyard in Germany. In addition, the estimated total cost reflects the currency denomination that we are committed to expend, including the effect of foreign currency swaps.

(c) These construction contracts aggregating $2.26 billion were entered into in December 2005.

(d) These construction contracts are denominated in euros, except for $45 million of the Queen Victoria costs, which are denominated in USD. The euro denominated contract amounts have been fixed into U.S. dollars or sterling by utilizing foreign currency swaps.

(e) These construction contracts are denominated in euros, which is the functional currency of the cruise line which will operate the ship and, therefore, we do not expect to enter into foreign currency swaps to hedge these commitments.

(f) The estimated total costs of these contracts denominated in euros and sterling have been translated into U.S. dollars using the November 30, 2005 exchange rate.

      In connection with our cruise ships under contract for construction listed above, we have paid $540 million through November 30, 2005 and anticipate paying the remaining estimated total costs as follows: $1.71 billion, $2.34 billion, $2.13 billion and $1.41 billion in fiscal 2006, 2007, 2008 and 2009, respectively.

      Operating Leases

      Rent expense under our operating leases, primarily for office and warehouse space, was $50 million in each of fiscal 2005 and 2004 and $48 million in fiscal 2003. At November 30, 2005, minimum annual rentals for our operating leases, with initial or remaining terms in excess of one year, were as follows (in millions): $43, $30, $25, $20 and $16 and $66 in fiscal 2006 through 2010 and thereafter, respectively.

      Port Facilities and Other

      At November 30, 2005, we had commitments through 2052, with initial or remaining terms in excess of one year, to pay minimum amounts for our annual usage of port facilities and other contractual commitments as follows (in millions): $58, $70, $70, $56, $52, and $294 in fiscal 2006 through 2010 and thereafter, respectively.

NOTE 8 - Contingencies

      Litigation

      In January 2006, a lawsuit was filed against Carnival Corporation and its subsidiaries and affiliates, and other non-affiliated cruise lines in the U.S. District Court for the Southern District of New York on behalf of James Jacobs and a purported class of owners of intellectual property rights to musical plays and other works performed in the U.S. The plaintiffs claim infringement of copyrights to Broadway, off Broadway and other plays. The suit seeks payment of
(i) damages, (ii) disgorgement of alleged profits and (iii) an injunction against future infringement. The ultimate outcome of this matter cannot be determined at this time. We intend to vigorously defend this lawsuit.

      In November 2005, two separate lawsuits were filed against Carnival Corporation and Princess Cruise Lines, Ltd. in the U.S. District Court for the Southern District of Florida on behalf of some current and former crewmembers alleging that Carnival Cruise Lines and Princess failed to pay the plaintiffs for overtime. These suits seek payment of (i) damages for breach of contract,
(ii) damages under the Seaman's Wage Act and (iii) interest. The ultimate outcome of these matters cannot be determined at this time. However, we believe we have meritorious defenses and we intend to vigorously defend these lawsuits.

      In March 2005, a lawsuit was filed against Carnival Corporation in the U.S. District Court for the Southern District of Florida on behalf of some current and former crew members alleging that Carnival Cruise Lines failed to pay the plaintiffs for overtime and minimum wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) damages under the Seaman's Wage Act and (iii) interest. On August 5, 2005, the court dismissed the lawsuit. The plaintiffs filed an appeal of their overtime claim to the Eleventh Circuit U. S. Court of Appeals on August 15, 2005, which is currently pending, but have voluntarily dismissed their minimum wage claim. The ultimate outcome of this matter cannot be determined at this time. However, we believe we have meritorious defenses and we intend to vigorously defend this lawsuit.

      In April 2003, Festival Crociere S.p.A. ("Festival") commenced an action against the European Commission (the "Commission") in the Court of First Instance of the European Communities in Luxembourg seeking to annul the Commission's antitrust approval of the DLC transaction (the "Festival Action"). We have been granted leave to intervene in the Festival Action and filed a Statement in Intervention with the court. Festival was declared bankrupt in May 2004 and Festival did not submit observations on our Statement in Intervention. The oral hearing was scheduled to take place on December 15, 2005 but has been postponed while the Court seeks clarification of the status of the Festival Action with the Italian judge presiding over Festival's bankruptcy proceedings. A successful third party challenge of an unconditional Commission clearance decision would be unprecedented, and based on a review of the law and the factual circumstances of the DLC transaction, as well as the Commission's approval decision in relation to the DLC transaction, we believe that the Festival Action will not have a material adverse effect on the companies or the DLC transaction. However, the ultimate outcome of this matter cannot be determined at this time.

      In 2002 and 2004, three actions were filed against Carnival Corporation on behalf of purported classes of persons who received unsolicited advertisements via facsimile, alleging that Carnival Corporation and other defendants distributed unsolicited advertisements via facsimile in contravention of the U.S. Telephone Consumer Protection Act. One of the actions filed in 2002 has been settled for a nominal amount leaving two open actions (collectively, the "Facsimile Complaints"). The plaintiffs seek to enjoin the sending of unsolicited facsimile advertisements and statutory damages. The advertisements referred to in the 2002 Facsimile Complaints that reference a Carnival Cruise Line product were not sent by Carnival Corporation, but rather were distributed by a professional faxing company at the behest of third party travel agencies. The faxes involved in the 2004 case were sent to a travel agency with whom we had conducted business. We do not advertise directly to the traveling public through the use of facsimile transmission. The ultimate outcomes of the Facsimile Complaints cannot be determined at this time. However, we believe that we have meritorious defenses and we intend to vigorously defend against these actions.

      Costa instituted arbitration proceedings in Italy in 2000 to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under a 79 million euro denominated contract for the conversion and lengthening of the ship in November 2000. Costa also gave notice of termination of the contract in January 2001. It is expected that the arbitration tribunal's decision will be made in 2007 at the earliest. In the event that an award is given in favor of Cammell Laird, the amount of damages, which Costa would have to pay, if any, is not currently determinable. The ultimate outcome of this matter cannot be determined at this time.

      In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. However, the ultimate outcome of these claims and lawsuits which are not covered by insurance cannot be determined at this time.

      Contingent Obligations

      At November 30, 2005, Carnival Corporation had contingent obligations totaling approximately $1.1 billion to participants in lease out and lease back type transactions for three of its ships. At the inception of the leases, the entire amount of the contingent obligations was paid by Carnival Corporation to major financial institutions to enable them to directly pay these obligations. Accordingly, these obligations were considered extinguished, and neither the funds nor the contingent obligations have been included on our balance sheets. Carnival Corporation would only be required to make any payments under these contingent obligations in the remote event of nonperformance by these financial institutions, all of which have long-term credit ratings of AA or higher. In addition, Carnival Corporation obtained a direct guarantee from another AA+ rated financial institution for $306 million of the above noted contingent obligations, thereby further reducing the already remote exposure to this portion of the contingent obligations. If the major financial institutions' credit ratings fall below AA-, Carnival Corporation would be required to move a majority of the funds from these financial institutions to other highly-rated financial institutions. If Carnival Corporation's credit rating falls below BBB, it would be required to provide a standby letter of credit for $88 million, or alternatively provide mortgages in the aggregate amount of $88 million on two of its ships.

      In the unlikely event that Carnival Corporation were to terminate the three lease agreements early or default on its obligations, it would, as of November 30, 2005, have to pay a total of $171 million in stipulated damages. As of November 30, 2005, $179 million of standby letters of credit have been issued by a major financial institution in order to provide further security for the payment of these contingent stipulated damages. In addition, in 2004 Carnival Corporation entered into a five year $170 million unsecured revolving credit facility, guaranteed by Carnival plc, which is being used to support these standby letters of credit through the issuance of a back-up letter of credit. In the event we were to default under covenants in our loan agreements, any amounts outstanding under the $170 million unsecured revolving credit facility would be due and payable, and we would be required to post cash collateral to support the stipulated damages standby letters of credit in excess of $170 million. Between 2017 and 2022, we have the right to exercise options that would terminate these transactions at no cost to us. As a result of these three transactions, we have $40 million and $43 million of deferred income recorded on our balance sheets as of November 30, 2005 and 2004, respectively, which is being amortized to nonoperating income through 2022.

      Some of the debt agreements that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, changes in laws that increase lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any material payments under such indemnification clauses in the past and, under current circumstances, we do not believe a request for material future indemnification payments is probable.

      War Risk Insurance

      We maintain war risk insurance, subject to coverage limits and exclusions for claims such as those arising from chemical and biological attacks, on all of our ships covering our legal liability to crew, passengers and other third parties arising from war or war-like actions, including terrorist risks. Due primarily to its high costs, we only carry war risk insurance coverage for physical damage to 43 of our 79 ships, which includes terrorist risks. Under the terms of our war risk insurance coverage, which is typical for war risk policies in the marine industry, underwriters can give seven days notice to the insured that the liability and physical damage policies can be cancelled. If one or more of our 36 uninsured ships suffer damage in an attack, then the cost of any such damages would be expensed, and such amounts could be material.

NOTE 9 - Income and Other Taxes

      For fiscal 2004 and 2003, we believe that substantially all of our income, with the exception of our U.S. source income principally from the transportation, hotel and tour businesses of Holland America Tours and Princess Tours, is derived from, or incidental to, the international operation of ships, and is therefore exempt from U.S. federal income taxes. For fiscal 2005, regulations under Section 883 of the Internal Revenue Code limiting the types of income considered to be derived from the international operation of a ship first became effective. Section 883 is the primary provision upon which we rely to exempt certain of our international ship operation earnings from U.S. income taxes. Accordingly, the 2005 provision for U.S. federal income taxes includes taxes on a portion of our ship operating income that is in addition to the U.S. source transportation, hotel and tour income on which U.S. taxes have historically been provided. In addition, during the fourth quarter of 2005 we chartered three ships to the Military Sealift Command in connection with the Hurricane Katrina relief effort. Income from these charters is not considered to be income from the international operation of our ships and, accordingly, approximately $18 million of income taxes were provided on the net earnings of these charters in our 2005 fourth quarter at an effective tax rate of approximately 60%.

      If we were found not to qualify for exemption pursuant to applicable income tax treaties or under the Internal Revenue Code or if the income tax treaties or Internal Revenue Code were to be changed in a manner adverse to us, a portion of our income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

      Cunard, Ocean Village, P&O Cruises, P&O Cruises Australia, Swan Hellenic, AIDA (except for prior to November 2004), and Costa, since the beginning of fiscal 2005, are subject to income tax under the tonnage tax regimes of either the United Kingdom or Italy. Under both tonnage tax regimes, shipping profits, as defined under the applicable law, are subject to corporation tax by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits under tonnage tax rules is taxable under either the normal UK income tax rules or the tax regime applicable to Italian-registered ships. We believe that substantially all of the income attributable to these brands constitutes shipping profits and, accordingly, Italian and UK income tax expenses for these operations has been and is expected to be minimal under the current tax regimes.

      We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings.

      In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes based on passenger counts, ship tonnage or some other measure. These taxes, other than those directly charged to and/or collected from passengers by us, are recorded as operating expenses in the accompanying statements of operations.

NOTE 10 - Shareholders' Equity

      Carnival Corporation's articles of incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of its preferred stock and Carnival plc has 100,000 authorized preference shares. At November 30, 2005 and 2004, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preferred shares had been issued.

      In October 2004, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares commencing in 2005 subject to certain repurchase restrictions on Carnival plc shares. Through February 6, 2006, we repurchased
8.0 million shares of Carnival Corporation common stock for $386 million. No expiration date has been specified for this authorization.

      At November 30, 2005, there were 75.5 million shares of Carnival Corporation common stock reserved for issuance pursuant to its convertible notes and its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 13.5 million ordinary shares for future issuance under its employee benefit plans.

      At November 30, 2005 and 2004 accumulated other comprehensive income was as follows (in millions):

                                                                      2005       2004
                                                                      ----       ----
   Cumulative foreign currency translation adjustments, net           $190       $588
   Minimum pension liability adjustments                               (19)       (17)
   Unrealized losses on cash flow derivative hedges, net               (15)       (30)
                                                                      ----       ----
                                                                      $156       $541
                                                                      ====       ====

NOTE 11 - Financial Instruments

      Considerable judgment is required in interpreting data to develop estimates of fair value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Our financial instruments are not held for trading or other speculative purposes.

      Cash and Cash Equivalents and Short-Term Investments

      The carrying amounts of our cash and cash equivalents and short-term investments approximate their fair values due to their short maturities or variable interest rates.

      Other Assets

      At November 30, 2005 and 2004, long-term other assets included notes and other receivables and marketable securities held in rabbi trusts for certain of our nonqualified benefit plans. These assets had carrying and fair values of $406 million and $405 million at November 30, 2005, respectively, and carrying and fair values of $240 million and $227 million at November 30, 2004. Fair values were based on public market prices, estimated discounted future cash flows or estimated fair value of collateral.

      Debt

      The fair values of our non-convertible debt and convertible notes were $5.98 billion and $2.03 billion, respectively, at November 30, 2005 and $6.32 billion and $2.53 billion at November 30, 2004. These fair values were greater than the related carrying values by $86 million and $572 million, respectively, at November 30, 2005 and by $100 million and $790 million at November 30, 2004. The net difference between the fair value of our non-convertible debt and its carrying value was due primarily to our issuance of debt obligations at fixed interest rates that are above market interest rates in existence at the measurement dates. The net difference between the fair value of our convertible notes and its carrying value is largely due to the impact of changes in the Carnival Corporation common stock value on the value of our convertible notes on those dates. The fair values of our unsecured fixed rate public notes, convertible notes, sterling bonds and unsecured 5.57% euro notes were based on their public market prices. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

      Foreign Currency Swaps and Other Hedging Instruments

      We have foreign currency swaps that are designated as foreign currency fair value hedges for three of our euro denominated shipbuilding contracts (see
Note 7). At November 30, 2005 and 2004, the fair value of the foreign currency swaps related to our shipbuilding commitments was a net unrealized gain of $29 million and $219 million, respectively. These foreign currency swaps mature through 2008.

      At November 30, 2005, we have foreign currency swaps totaling $1.11 billion that are effectively designated as hedges of our net investments in foreign subsidiaries, which have euro and sterling denominated functional currencies. These foreign currency swaps were entered into to effectively convert $237 million and $736 million of U.S. dollar denominated debt into sterling debt and euro debt ($251 million and $466 million at November 30, 2004), respectively. In addition, $138 million and $170 million of euro denominated debt was effectively converted into sterling debt at November 30, 2005 and 2004, respectively. At November 30, 2005 and 2004, the fair value of these foreign currency swaps was an unrealized loss of $58 million and $137 million, respectively, which is included in the cumulative translation adjustment component of AOCI. These currency swaps mature through 2017.

      The fair values of these foreign currency swaps were estimated based on prices quoted by financial institutions for these instruments.

      Finally, we have designated $1.58 billion and $1.1 billion of our outstanding euro and sterling debt and other obligations, which are nonderivatives and mature through 2012, as hedges of our net investments in foreign operations and, accordingly, have included $95 million and $194 million of foreign currency transaction losses in the cumulative translation adjustment component of AOCI at November 30, 2005 and 2004, respectively.

      Interest Rate Swaps

      We have interest rate swap agreements designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making variable interest rate payments. At November 30, 2005 and 2004, these interest rate swap agreements effectively changed $926 million and $929 million, respectively, of fixed rate debt to libor-based floating rate debt.

      In addition, we also have interest rate swap agreements designated as cash flow hedges whereby we receive variable interest rate payments in exchange for making fixed interest rate payments. At November 30, 2005 and 2004, these interest rate swap agreements effectively changed $1.25 billion and $828 million, respectively, of euribor and GBP libor floating rate debt to fixed rate debt.

      These interest rate swap agreements mature through 2010. At November 30, 2005 and 2004, the fair value of our interest rate swaps designated as cash flow hedges was an unrealized loss of $6 million and $22 million, respectively. The fair values of our interest rate swap agreements were estimated based on prices quoted by financial institutions for these instruments.

NOTE 12 - Segment Information

      Our cruise segment includes all of our cruise brands, which have been aggregated as a single reportable segment based on the similarity of their economic and other characteristics, including products and services they provide. Our other segment primarily represents the hotel, tour and transportation operations of Holland America Tours and Princess Tours, and the business to business travel agency operations of P&O Travel Ltd., the latter two since completion of the DLC transaction on April 17, 2003. The significant accounting policies of our segments are the same as those described in Note 2 - "Summary of Significant Accounting Policies." Information for our cruise and other segments as of and for the years ended November 30 was as follows (in millions):

                                                   Selling
                                                     and         Depreciation                 Capital
                                    Operating      adminis-           and      Operating      expend-         Total
                     Revenues(a)    expenses        trative      amortization    income        itures        assets
                     -----------    --------        -------      ------------    ------        ------        ------
2005
  Cruise             $ 10,735       $  5,967       $  1,276      $    873      $  2,619        $l,892      $ 27,883
  Other                   467            365             53            29            20            85           549(b)
  Intersegment
    elimination          (115)          (115)
                     --------       --------       --------      --------      --------      --------      --------
                     $ 11,087       $  6,217       $  1,329      $    902      $  2,639      $  1,977      $ 28,432
                     ========       ========       ========      ========      ========      ========      ========
2004
  Cruise             $  9,427       $  5,247       $  1,231      $    791      $  2,158      $  3,512      $ 27,136
  Other                   398            308             54            21            15            74           500(b)
  Intersegment
    elimination           (98)           (98)
                     --------       --------       --------      --------      --------      --------      --------
                     $  9,727       $  5,457       $  1,285      $    812      $  2,173      $  3,586      $ 27,636
                     ========       ========       ========      ========      ========      ========      ========
2003
  Cruise             $  6,459       $  3,624       $    896      $    568      $  1,371      $  2,454      $ 24,090
  Other                   345            276             40            17            12            62           401(b)
  Intersegment
    elimination           (86)           (86)
                     --------       --------       --------      --------      --------      --------      --------
                     $  6,718       $  3,814       $    936      $    585      $  1,383      $  2,516      $ 24,491
                     ========       ========       ========      ========      ========      ========      ========

(a) A portion of other segment revenues include revenues for the cruise portion of a tour, when a cruise is sold along with a land tour package by Holland America Tours or Princess Tours, and shore excursion and port hospitality services provided to cruise passengers by these tour companies. These intersegment revenues, which are included in full in the cruise segment, are eliminated from the other segment revenues in the line "Intersegment elimination."

(b) Other segment assets primarily included hotels and lodges in Alaska and the Canadian Yukon, luxury dayboats offering tours to a glacier in Alaska and on the Yukon River, motorcoaches used for sightseeing and charters in the States of Washington and Alaska, British Columbia, Canada and the Canadian Yukon and private, domed rail cars, which run on the Alaska Railroad between Anchorage and Fairbanks, Whittier and Denali, and Whittier and Talkeetna.

      Foreign revenues for our cruise brands represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. Substantially all of these foreign revenues are from the UK, Germany, Italy, Canada, France, Australia, Spain, Switzerland and Brazil. Substantially all of our long-lived assets are located outside of the U.S. and consist principally of our ships and ships under construction and exclude goodwill and trademarks.

      Revenue information by geographic area for fiscal 2005, 2004 and 2003 was as follows (in millions):

                                        2005        2004         2003
                                        ----        ----         ----

           U.S.                       $ 6,439      $5,788       $4,513
           Continental Europe           1,681       1,549          971
           UK                           1,520       1,341          724
           Canada                         665         562          231
           Australia and New Zealand      311         215           71
           Others                         471         272          208
                                      -------      ------       ------
                                      $11,087      $9,727       $6,718
                                      =======      ======       ======

NOTE 13 - Benefit Plans

      Stock Option Plans

      We have stock option plans primarily for management level employees and members of our Board of Directors. The Carnival Corporation and Carnival plc plans are administered by a committee of our independent directors (the "Committee"), that determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The Carnival Corporation and Carnival plc option exercise price is generally set by the Committee at 100% of the fair market value of the common stock/ordinary shares on the date the option is granted. Substantially all Carnival Corporation and Carnival plc options granted during fiscal 2005, 2004 and 2003 were granted at an exercise price per share equal to or greater than the fair market value of the Carnival Corporation common stock and Carnival plc ordinary shares on the date of grant. Carnival Corporation and Carnival plc employee options generally vest evenly over five years and at the end of three years, respectively. Our employee options granted prior to October 2005 have a ten-year term and those options granted thereafter had a seven-year term. Carnival Corporation director options granted subsequent to fiscal 2000 vest evenly over five years and have a ten-year term. At November 30, 2005, Carnival Corporation had 27.9 million shares and Carnival plc had 13.5 million shares, which were available for future grants under the option plans.

      A combined summary of the activity and status of the Carnival Corporation and Carnival plc stock option plans was as follows:

                                      Weighted-
                                Average Exercise Price                          Number of Options
                                      Per Share                              Years Ended November 30,
                             ----------------------------           ----------------------------------------
                             2005        2004        2003           2005              2004              2003
                             ----        ----        ----           ----              ----              ----
Outstanding options-
  beginning of year         $35.61      $28.79      $29.26       18,203,942         19,297,979        11,828,958
Carnival plc
  outstanding options
  at April 17, 2003(a)                              $19.64                                             5,523,013
Options granted             $51.88      $47.52      $30.88        4,446,260(d)     5,306,802 (c)       5,464,109
Options exercised(b)        $30.56      $25.23      $17.35       (1,953,396)        (5,686,484)(c)    (2,919,554)
Options canceled            $36.11      $30.17      $28.64         (638,554)          (714,355)         (598,547)
                                                                -----------        -----------       -----------
Outstanding options-
  end of year               $39.15      $35.61      $28.79       20,058,252(e)      18,203,942(e)     19,297,979(e)
                                                                ===========        ===========       ===========
Options exercisable-
  end of year               $36.87      $32.05      $27.68        8,560,318(d,f)     5,920,890(d,f)    7,848,335(f)
                                                                ===========        ===========       ===========

(a) All Carnival plc unvested options outstanding on the date the DLC transaction was completed vested fully on such date, except for 1.3 million options, which were granted on April 15, 2003.

(b) Included 0.4 million, 2.0 million and 1.8 million Carnival plc options in 2005, 2004 and 2003, of which 0.3 million, 0.8 million and 1.0 million had a sterling denominated exercise price, respectively.

(c) During 2004, as a result of Costa being transferred to the Carnival plc side of the DLC structure, options to purchase 973,000 shares of Carnival Corporation vested immediately and their termination dates were accelerated to 2004. These vested options, along with all of Costa employees' already exercisable options, were exercised in 2004 to avoid unduly burdensome taxes. In 2004, Carnival plc granted 1.1 million options to replace the 973,000 options and another 127,000 of options that were terminated early at an exercise price equal to the fair market value of Carnival plc ordinary shares on the grant date. See Note 2.

(d) On December 1, 2003, as a result of the Princess cruise operations being transferred to the Carnival Corporation side of the DLC structure, options to purchase 743,000 shares of Carnival plc vested immediately, and the termination dates on all Princess employees' Carnival plc exercisable options were shortened. All such changes have been made pursuant to the original terms of the Carnival plc plan. In January 2005, Carnival Corporation granted 1.4 million options to replace the 657,000 options and another 743,000 options that were terminated early at an exercise price per share equal to the fair market value of Carnival Corporation common stock on the grant date. In late 2005, these 1.4 million unvested options were vested. See Note 2.

(e) Included 3.2 million, 3.3 million and 3.6 million of Carnival plc options at a weighted- average exercise price of $38.29, $38.42 and $20.89 per share, based on the November 30, 2005, 2004 and 2003 U.S. dollar to sterling exchange rate, respectively.

(f) Included 0.7 million, 0.9 million and 2.2 million of Carnival plc options at a weighted- average exercise price of $23.89, $22.15 and $18.06 per share, based on the November 30, 2005, 2004 and 2003 U.S. dollar to sterling exchange rate, respectively.

      Combined information with respect to outstanding and exercisable Carnival Corporation and Carnival plc stock options at November 30, 2005 was as follows:

                         Options Outstanding               Options Exercisable
                   -----------------------------------    ---------------------
                               Weighted-     Weighted-                Weighted-
                               Average       Average                  Average
Exercise                      Remaining      Exercise                 Exercise
Price Range         Shares    Life (Years)    Price        Shares     Price
-----------        -----------------------------------    ---------------------
$ 1.94-$ 5.73       30,980          (a)      $ 2.07          30,980    $ 2.07
$ 5.74-$17.19      245,674       4.0         $16.51         245,674    $16.51
$17.20-$22.92    1,612,064       5.5         $22.08       1,132,313    $21.88
$22.93-$28.65    3,426,680       6.5         $26.82       1,457,132    $26.12
$28.66-$34.38    1,881,786       5.2         $30.19       1,310,425    $30.15
$34.39-$40.11    1,924,441       7.6         $34.60         524,931    $35.01
$40.12-$45.84    3,886,238       5.7         $44.35       1,963,880    $44.30
$45.85-$51.57    4,488,284       8.0         $48.09         539,930    $48.37
$51.58-$57.30    2,562,105       8.1         $55.46       1,355,053    $57.30
                ----------       ---         ------       ---------    ------
Total           20,058,252       6.8         $39.15       8,560,318    $36.87
                ==========       ===         ======       =========    ======

(a)   These stock options do not have an expiration date.

      In addition, at November 30, 2005, Carnival Corporation had 50,998 restricted stock units ("RSUs") outstanding, which do not have an exercise price, and either have three or five-year cliff vesting terms. The weighted-average remaining vesting period of these RSUs is 2.9 years.

      Carnival Corporation Nonvested Stock

      Carnival Corporation has issued nonvested stock to a few officers and some non-executive board members. These shares have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. During fiscal 2005, 2004 and 2003, 158,750 shares, 160,000 shares and 455,000 shares, respectively, of Carnival

Corporation common stock were issued, which were valued at $9 million, $7 million and $14 million, respectively. Unearned stock compensation was recorded within shareholders' equity at the date of award based on the quoted market price of the Carnival Corporation common stock on the date of grant and is amortized to expense using the straight-line method from the grant date through the earlier of the vesting date or the officers' and directors' estimated retirement date. The shares granted to the executive officers either have three or five-year cliff vesting terms and the shares granted to the non-executive board members vest evenly over five years after the grant date. As of November 30, 2005 and 2004 there were 1,063,750 shares and 1,065,000 shares, respectively, issued under the plan, which remained to be vested.

      Defined Benefit Pension Plans

      We have several defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining our plans' benefit obligations at November 30, 2005, we used assumed weighted-average discount rates of 5.5% and 4.8% for our U.S. and foreign plans, respectively. The net liabilities related to the obligations under these single employer defined benefit pension plans are not material.

      A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities. At November 30, 2005 and 2004, our single employer plans had aggregated additional minimum pension liability adjustments, less allowable intangible assets, of $19 million and $17 million, respectively, which are included in AOCI.

      In addition, P&O Cruises participated in a Merchant Navy Ratings Pension Fund, which is a defined benefit multiemployer pension plan that was available to their shipboard non-officers. This plan has a significant funding deficit and has been closed to further benefit accrual since prior to the completion of the DLC transaction. P&O Cruises, along with other unrelated employers, are making payments into this plan under a non-binding Memorandum of Understanding to reduce the deficit. Accordingly, at November 30, 2005 and 2004, we had recorded a long-term pension liability of $22 million and $26 million, which represented our estimate of the present value of our entire liability under this plan, based on our current intention to continue to make these voluntary payments.

      P&O Cruises, Princess and Cunard participate in an industry-wide British Merchant Navy Officers Pension Fund ("MNOPF"), which is a defined benefit multiemployer pension plan that is available to certain of their British shipboard officers. The MNOPF is divided into two sections, the "New Section" and the "Old Section," each of which covers a different group of participants, with the Old Section closed to further benefit accrual and the New Section only closed to new membership. At November 30, 2005, the New Section was estimated to have a funding deficit and the Old Section was estimated to have a funding surplus.

      Substantially all of any MNOPF New Section deficit liability which we may have relates to P&O Cruises and Princess obligations, which existed prior to the DLC transaction. However, since the MNOPF is a multiemployer plan and it was not probable that we would withdraw from the plan nor was our share of the liability certain, we could not record our estimated share of the ultimate deficit as a Carnival plc acquisition liability that existed at the DLC transaction date. The amount of our share of the fund's ultimate deficit could vary considerably if different pension assumptions and/or estimates were used. Therefore, we expense our portion of any deficit as amounts are invoiced by the fund's trustee. In August 2005, we received an invoice from the fund for what the trustee calculated to be our share of the entire MNOPF liability. Accordingly, we recorded the full invoiced liability of $23 million in payroll and related expense in 2005. It is possible that the fund's trustee may invoice us for additional amounts in the future for various reasons, including if they believe the fund requires further funding.

      Total expense for all of our defined benefit pension plans, including our multiemployer plans, was $45 million, $18 million and $17 million in fiscal 2005, 2004 and 2003, respectively.

      Defined Contribution Plans

      We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans was $14 million, $13 million and $12 million in fiscal 2005, 2004 and 2003, respectively.

NOTE 14 - Earnings Per Share

      Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

                                                     Years Ended November 30,
                                                   ----------------------------
                                                   2005        2004        2003
                                                   ----        ----        ----

Net income                                        $2,257      $1,854      $1,194
Interest on dilutive convertible notes                47          49          43
                                                  ------      ------      ------
Net income for diluted earnings
  per share                                       $2,304      $1,903      $1,237
                                                  ======      ======      ======

Weighted-average common and ordinary
  shares outstanding                                 806         802         718
Dilutive effect of convertible notes                  42          44          39
Dilutive effect of stock plans                         5           5           2
                                                  ------      ------      ------
Diluted weighted-average shares
  outstanding                                        853         851         759
                                                  ======      ======      ======

Basic earnings per share                          $ 2.80      $ 2.31      $ 1.66
                                                  ======      ======      ======
Diluted earnings per share                        $ 2.70      $ 2.24      $ 1.63
                                                  ======      ======      ======

      The weighted-average shares outstanding for the year ended November 30, 2003 includes the pro rata Carnival plc shares since April 17, 2003. Options to purchase 2.1 million, 6.0 million and 8.4 million shares for fiscal 2005, 2004 and 2003, respectively, were excluded from our diluted earnings per share computation since the effect of including them was anti-dilutive.

NOTE 15 - Supplemental Cash Flow Information

      Total cash paid for interest was $314 million, $250 million and $156 million in fiscal 2005, 2004 and 2003, respectively. In addition, cash paid for income taxes was $15 million, $8 million and $20 million in fiscal 2005, 2004 and 2003, respectively. Finally, in 2005 $297 million of our Zero-Coupon Notes were converted through a combination of the issuance of Carnival Corporation treasury stock and newly issued Carnival Corporation Common stock, which represented a noncash financing activity.

Report of Independent Registered Certified Public Accounting Firm To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

We have completed integrated audits of Carnival Corporation & plc's November 30, 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of November 30, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions on Carnival Corporation's and Carnival plc's November 30, 2005, 2004 and 2003 consolidated financial statements and its internal control over financial reporting as of November 30, 2005, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") at November 30, 2005 and November 30, 2004, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under
Item 9A, that the Company maintained effective internal control over financial reporting as of November 30, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/s/ PricewaterhouseCoopers LLP

Miami, Florida
February 8, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Concerning Factors That May Affect Future Results

      Some of the statements contained in this 2005 Annual Report are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlook, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can find many, but not all, of these statements by looking for words like "will," "may," "believes," "expects," "anticipates," "forecast," "future," "intends," "plans," and "estimates" and for similar expressions.

      Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2005 Annual Report. Forward-looking statements include those statements which may impact the forecasting of our earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and/or tax costs, fuel costs, costs per available lower berth day ("ALBD"), estimates of ship depreciable lives and residual values, outlook or business prospects. These factors include, but are not limited to, the following:

   - risks associated with the DLC structure, including the uncertainty of its tax status;

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

   -  risks associated with operating internationally;

   - the implementation of U.S. regulations requiring U.S. citizens to obtain passports for travel to or from additional foreign destinations;

   - the international political and economic climate, armed conflicts, terrorist attacks and threats thereof, availability of air service, other world events and adverse publicity, and their impact on the demand for cruises;

   - accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers, including machinery and equipment failures, which could cause the alteration of itineraries or cancellation of a cruise or a series of cruises and the impact of the spread of contagious diseases;

   - changing consumer preferences, which may, among other things, adversely impact the demand for cruises;

   - our ability to implement our shipbuilding programs and brand strategies and to continue to expand our business worldwide;

   - our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

   - our ability to obtain financing on terms that are favorable or consistent with our expectations;

   - the impact of changes in financing and operating costs, including changes in foreign currency exchange rates and interest rates and fuel, food, payroll, insurance and security costs;

   -  the impact of pending or threatened litigation;

   - changes in the environmental, health, safety, security, tax and other regulatory regimes under which we operate;

   -  continued availability of attractive port destinations;

   -  our ability to successfully implement cost reduction plans;

   - continuing financial viability of our travel agent distribution system and air service providers; and

   - unusual weather patterns or natural disasters, such as hurricanes and earthquakes.

      Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, we expressly disclaim any obligation to disseminate, after the date of this 2005 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Executive Overview

      In 2003, the demand for travel was challenged by, among other things, an unstable geopolitical environment, a weaker economy, the emergence of Severe Acute Respiratory Syndrome ("SARS") in Asia and the threat and eventual outbreak of war in Iraq. These events had a negative effect on the public's willingness to travel, and consequently, negatively impacted our net revenue yields (see "Key Performance Indicators" below).

      Since the beginning of 2004 and continuing through 2005, the effects of those factors on the cruise industry were reduced, and we experienced a substantial improvement in our net revenue yields. The improvement in net revenue yields was primarily the result of higher passenger ticket prices, onboard revenues and occupancy and, to a lesser extent, a weaker U.S. dollar relative to the euro and sterling. The increase in 2005 pricing was achieved despite an 8.5% increase in cruise capacity relating to the introduction of three new ships in fiscal 2005. In addition, from 2003 through 2005, the cruise industry was impacted by substantial increases in fuel prices. However, the 2005 increased net revenue yields more than compensated for the increase in fuel costs. It is possible that fuel prices may continue to increase in 2006 and future years. As discussed below, our 2006 earnings guidance is impacted by an expectation of higher fuel costs.

      Throughout this period we generated significant cash flows and remained in a strong financial position, which is a high priority and we believe provides us with a competitive advantage in the capital intensive cruise industry. However, our operations are subject to many risks, as briefly noted above and under the caption "Cautionary Note Concerning Factors That May Affect Future Results," which could adversely impact our future results.

      During calendar 2005, we ordered six additional ships for our North American and European brands, which are expected to be delivered between 2007 and 2009. As of January 30, 2006, we had signed agreements with two shipyards providing for the construction of 16 additional cruise ships (see Note 7 in the accompanying financial statements). These new ships are expected to continue to help us maintain our leadership position within the cruise industry. The year-over-year percentage increases in our ALBD capacity, resulting from new ships entering service, is expected to be 5.1%, 7.5%, 8.4% and 6.5% for fiscal 2006, 2007, 2008 and 2009, respectively, based on ships currently on order and net of the expected sale of the Pacific Sky by P&O Cruises Australia in May 2006.

Outlook For Fiscal 2006 ("2006")

      As of December 16, 2005 we said that we expected our 2006 full year earnings per share will be between $3.00 to $3.10. We also said that we expected our first quarter 2006 earnings per share to be in the range of $0.34 to $0.36. Our guidance was based on the then current forward fuel price curve for all of 2006 of $322 per metric ton and $312 per metric ton for the first quarter 2006. In addition, this guidance was also based on currency exchange rates of $1.17 to the euro and $1.73 to sterling.

      Our 2006 outlook includes the impact of two accounting matters. Commencing with the first quarter of fiscal 2006, we will begin to recognize compensation costs in our statement of operations in an amount equal to the fair value of share-based payments granted to employees and directors pursuant to SFAS No. 123(R). The increase in our share-based compensation expense in 2006 is expected to be approximately $55 million compared to our reported fiscal 2005 stock-based compensation expense (see Note 2). Also commencing with the first quarter of fiscal 2006, we will change the period over which we amortize our deferred dry-dock costs to the length of time between dry-docks, generally two to three years, instead of amortizing them generally over one to two years. This change in estimate reflects the lengthening of the time between dry-docks, resulting from regulatory changes and technological enhancements to our ships. In 2006, this change is expected to reduce dry-dock amortization by approximately $40 million compared to normal levels of dry-dock amortization.

      Since the date of our December earnings release, the cruise industry has begun a period of heavy bookings generally referred to as "wave season." Bookings and pricing for our brands since the start of wave season are up slightly compared to the corresponding period last year.

      Since our December guidance, the forward prices for fuel for the full year 2006 and first quarter 2006 have increased from $322 per ton and $312 per ton to $334 per ton and $321 per ton, respectively. If actual fuel prices for the full year 2006 and first quarter 2006 ultimately equal the more recent forward prices, our diluted earnings per share would be reduced by $0.04 and $0.01 for the full year 2006 and first quarter 2006, respectively.

      Partially offsetting the impact of fuel prices, the U.S. dollar has weakened relative to both the euro and sterling, to currency exchange rates of $1.20 to the euro and $1.75 to sterling. Assuming the exchange rates remain at the current levels, our diluted earnings per share would increase by approximately $0.01 for the year 2006 and would be unchanged for the 2006 first quarter.

Key Performance Indicators and Pro Forma Information

      We use net cruise revenues per ALBD ("net revenue yields") and net cruise costs per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. We believe that net revenue yields are commonly used in the cruise industry to measure a company's cruise segment revenue performance. This measure is also used for revenue management purposes. In calculating net revenue yields, we use "net cruise revenues" rather than "gross cruise revenues." We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned by us net of our most significant variable costs, which are travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard revenues. Substantially all of our remaining cruise costs are largely fixed once our ship capacity levels have been determined.

      Net cruise costs per ALBD is the most significant measure we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. In calculating net cruise costs, we exclude the same variable costs that are included in the calculation of net cruise revenues. This is done to avoid duplicating these variable costs in these two non-GAAP financial measures.

      In addition, because a significant portion of our operations utilize the euro or sterling to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies, and decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies. Accordingly, we also monitor our two non-GAAP financial measures assuming the current period currency exchange rates have remained constant with the prior year's comparable period rates, or on a "constant dollar basis," in order to remove the impact of changes in exchange rates on our non-U.S. cruise operations. We believe that this is a useful measure indicating the actual growth of our operations in a fluctuating exchange rate environment. On a constant dollar basis, net cruise revenues and net cruise costs would be $8.63 billion and $5.15 billion for fiscal 2005, respectively. In addition to our two non-GAAP financial measures discussed above, our non-U.S. cruise operations' depreciation and net interest expense were impacted by the changes in exchange rates for fiscal 2005 compared to 2004.

      Our 2003 reported results only included the results of P&O Princess since April 17, 2003. Consequently, for the year ended November 30, 2004, we believe that the most meaningful comparison of our annual operating income and revenue and cost metrics is to the comparable pro forma results and metrics in 2003, which reflect the operations of both Carnival Corporation and P&O Princess as if the companies had been consolidated throughout 2003. Accordingly, we have disclosed pro forma information for the year ended November 30, 2003, as well as the required reported information, in the discussion of our results of operations.

      The 2003 pro forma information was computed by adding the results of P&O Princess' annual operations, and acquisition adjustments of $16 million of depreciation expense and $3 million of interest expense and excluding $51 million of nonrecurring DLC transaction costs, to the 2003 Carnival Corporation reported results for the year ended November 30, 2003.

Critical Accounting Estimates

      Our critical accounting estimates are those which we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

      Ship Accounting

      Our most significant assets are our ships and ships under construction, which represent 85% of our total assets. We make several critical accounting estimates dealing with our ship accounting. First, we compute our ships' depreciation expense, which represented 11% of our cruise operating expenses in fiscal 2005, which requires us to estimate the average useful life of each of our ships, as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs, that we believe will add value to our ships and depreciate those improvements over their estimated useful lives, while expensing repairs and maintenance costs as they are incurred. Finally, when we record the retirement of a ship component that is included within the ship's cost basis, we estimate its net book value to determine the amount of ship component retired.

      We determine the average useful life of our ships and their residual values based primarily on our estimates of the weighted-average useful lives and residual values of the ships' major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider, among other things, long-term vacation market conditions and competition and historical useful lives of similarly-built ships. We have estimated our new ships' average useful lives at 30 years and their average residual values at 15% of our original ship cost.

      Given the very large and complex nature of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ship systems. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of specific component systems. Therefore, we have to estimate the net book value of components that are replaced or refurbished, based primarily upon their replacement or refurbishment cost and the age of the ship.

      If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense or loss on replacement or refurbishment of ship assets and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance costs could increase, partially offset by a decrease in depreciation expense, as less costs would have been initially capitalized to our ships. Our fiscal 2005 ship depreciation expense would have increased by approximately $23 million for every year we reduced our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our fiscal 2005 depreciation expense would have increased by approximately $120 million.

      We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which services are obtained from their use. In addition, we believe that the estimates we made are reasonable and our methods consistently applied (1) in determining the average useful life and average residual values of our ships; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net book value of ship component assets being replaced or refurbished. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

      Asset Impairment

      The impairment reviews of our ship, trademark assets and of our goodwill, which has been allocated to our cruise line reporting units, require us to make significant estimates to determine the fair values of these assets or reporting units.

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

      Contingencies

      We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, passenger and crew, and tax matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of the loss can be reasonably estimated, in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies," as amended. Such accruals are typically based on developments to date, management's estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar matters, historical claims experience and actuarially determined assumptions of liabilities, and any related insurance coverage. See
Note 8 in the accompanying financial statements for additional information concerning our contingencies.

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

Results of Operations

      We earn our cruise revenues primarily from the following:

         - sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from our ships. The cruise ticket price includes accommodations, most meals, some non-alcoholic beverages, entertainment and many onboard activities,

         - the sale of goods and/or services primarily on board our ships, which include bar and some beverage sales, casino gaming, shore excursions, gift shop and spa sales, photo and art sales, and pre-and post cruise land packages. These goods and services are either provided directly by us or by independent concessionaires, from which we receive a percentage of their revenues.

      We incur cruise operating costs and expenses for the following:

         - the costs of passenger cruise tickets, which represent costs that vary directly with passenger cruise ticket revenues, and include travel agent commissions, air and other travel related costs,

         - onboard and other cruise costs, which represent costs that vary directly with onboard and other revenues, and include the costs of liquor and some beverages, costs of tangible goods sold by us from our gift, photo and art auction activities, pre- and post cruise land packages and credit card fees. Concession revenues do not have any significant amount of costs associated with them, as the costs and services incurred for these activities are provided by our concessionaires,

         - payroll and related costs, which represent costs for all our shipboard personnel, including deck and engine officers and crew and hotel and administrative employees,

         -  food costs, which include both our passenger and crew food costs,

         -  fuel costs, which include fuel delivery costs, and

         - other ship operating costs, which include repairs and maintenance, port charges, insurance, entertainment and all other shipboard operating costs and expenses.

      For segment information related to our revenues, expenses, operating income and other financial information see Note 12 in the accompanying financial statements.

      Summary

      Our reported and pro forma results of operations and selected information were as follows:

                                                      Years Ended November 30,
                                         --------------------------------------------------
                                                                    Pro Forma      Reported
                                                                    ---------      --------
                                         2005           2004           2003           2003
                                         ----           ----           ----           ----
                                         (dollars in millions, except selected information)
Revenues
  Cruise
    Passenger tickets                  $  8,379        $ 7,357        $ 5,732        $ 5,039
    Onboard and other                     2,356          2,070          1,600          1,420
  Other                                     352            300            264            259
                                       --------        -------        -------        -------
                                         11,087          9,727          7,596          6,718
                                       --------        -------        -------        -------
Costs and Expenses
  Operating
    Cruise
      Commissions, transportation
        and other                         1,665          1,572          1,227          1,021
      Onboard and other                     408            359            279            229
      Payroll and related                 1,145          1,003            841            744
      Food                                  615            550            447            393
      Fuel                                  709            493            390            340
      Other ship operating                1,425          1,270          1,038            897
    Other                                   250            210            198            190
                                       --------        -------        -------        -------
    Total                                 6,217          5,457          4,420          3,814
  Selling and administrative              1,329          1,285          1,103            936
  Depreciation and amortization             902            812            653            585
                                       --------        -------        -------        -------
Operating Income                          2,639          2,173          1,420          1,383
Nonoperating Expense, Net                  (309)          (272)          (185)          (160)
                                       --------        -------        -------        -------
Income Before Income Taxes                2,330          1,901          1,235          1,223
Income Tax Expense, Net                     (73)           (47)           (25)           (29)
                                       --------        -------        -------        -------
Net Income                             $  2,257        $ 1,854        $ 1,210        $ 1,194
                                       ========        =======        =======        =======

Selected Information
  Passengers carried
    (in thousands)                        6,848          6,306          5,422          5,038
                                       ========        =======        =======        =======
  Occupancy percentage                    105.6%         104.5%         102.6%         103.4%
                                       ========        =======        =======        =======
  Fuel cost per metric ton (a)         $    260        $   194        $   179        $   182
                                       ========        =======        =======        =======

(a) Fuel cost per metric ton is calculated by dividing the cost of our fuel by the number of metric tons consumed.

      Non-GAAP Financial Measures

      Gross and net revenue yields were computed by dividing the gross or net revenues, without rounding, by ALBDs as follows:

                                                     Years Ended November 30,
                                      --------------------------------------------------------
                                                                     Pro Forma        Reported
                                                                     ---------        --------
                                      2005             2004             2003             2003
                                      ----             ----             ----             ----
                                               (in millions, except ALBDs and yields)
Cruise revenues
  Passenger tickets               $      8,379     $      7,357     $      5,732     $      5,039
  Onboard and other                      2,356            2,070            1,600            1,420
                                  ------------     ------------     ------------     ------------
Gross cruise revenues                   10,735            9,427            7,332            6,459
Less cruise costs
  Commissions, transportation
    and other                           (1,665)          (1,572)          (1,227)          (1,021)
  Onboard and other                       (408)            (359)            (279)            (229)
                                  ------------     ------------     ------------     ------------
Net cruise revenues               $      8,662     $      7,496     $      5,826     $      5,209
                                  ============     ============     ============     ============

ALBDs                               47,754,627       44,009,061       37,554,709       33,309,785
                                  ============     ============     ============     ============

Gross revenue yields              $     224.80     $     214.21     $     195.23     $     193.91
                                  ============     ============     ============     ============

Net revenue yields                $     181.39     $     170.32     $     155.11     $     156.38
                                  ============     ============     ============     ============

      Gross and net cruise costs per ALBD were computed by dividing the gross or net cruise costs, without rounding, by ALBDs as follows:

                                                     Years Ended November 30,
                                      ---------------------------------------------------------
                                                                     Pro Forma         Reported
                                      2005             2004             2003             2003
                                      ----             ----             ----             ----
                                           (in millions, except ALBDs and costs per ALBD)
Cruise operating expenses         $      5,967     $      5,247     $      4,222     $      3,624
Cruise selling and
  administrative expenses                1,276            1,231            1,054              896
                                  ------------     ------------     ------------     ------------
Gross cruise costs                       7,243            6,478            5,276            4,520
Less cruise costs included in net
  cruise revenues
    Commissions, transportation
      and other                         (1,665)          (1,572)          (1,227)          (1,021)
    Onboard and other                     (408)            (359)            (279)            (229)
                                  ------------     ------------     ------------     ------------
Net cruise costs                  $      5,170     $      4,547     $      3,770     $      3,270
                                  ============     ============     ============     ============

ALBDs                               47,754,627       44,009,061       37,554,709       33,309,785
                                  ============     ============     ============     ============

Gross cruise costs per ALBD       $     151.67     $     147.20     $     140.50     $     135.69
                                  ============     ============     ============     ============

Net cruise costs per ALBD         $     108.25     $     103.31     $     100.38     $      98.16
                                  ============     ============     ============     ============

Fiscal 2005 ("2005") Compared to Fiscal 2004 ("2004")

      Revenues

      Net cruise revenues increased $1.17 billion, or 15.6%, to $8.66 billion in 2005 from $7.50 billion in 2004. The 8.5% increase in ALBDs between 2005 and 2004 accounted for $638 million of the increase, and the remaining $528 million was from increased net revenue yields, which increased 6.5% in 2005 compared to 2004 (gross revenue yields increased by 4.9%). Net revenue yields increased in 2005 primarily from higher cruise ticket prices, a 1.1% increase in occupancy, higher onboard revenues and the weaker U.S. dollar relative to the euro and sterling. Net revenue yields as measured on a constant dollar basis increased 6.1% in 2005. Gross cruise revenues increased $1.31 billion, or 13.9%, in 2005 to $10.74 billion from $9.43 billion in 2004 for largely the same reasons as net cruise revenues.

      Onboard and other revenues included concession revenues of $289 million in 2005 and $261 million in 2004. Onboard and other revenues increased in 2005 compared to 2004, primarily because of the 8.5% increase in ALBDs and increased passenger spending on our ships.

      Other non-cruise revenues increased $69 million, or 17.3%, to $467 million in 2005 from $398 million in 2004 primarily due to the increase in the number of cruise/tours sold.

      Costs and Expenses

      Net cruise costs increased $623 million, or 13.7%, to $5.17 billion in 2005 from $4.55 billion in 2004. The 8.5% increase in ALBDs between 2004 and 2005 accounted for $387 million of the increase, and the remaining $236 million was from increased net cruise costs per ALBD, which increased 4.8% in 2005 compared to 2004 (gross cruise costs per ALBD increased 3.0%). Net cruise costs per ALBD increased primarily due to a $66 increase in fuel cost per metric ton, or 34.0%, to $260 per metric ton in 2005, higher dry-dock amortization expense, a $23 million MNOPF contribution (see Note 13 in the accompanying financial statements) and a weaker U.S. dollar relative to the euro and to sterling in 2005. Net cruise costs per ALBD as measured on a constant dollar basis compared to 2004 increased 4.3% in 2005 and were flat excluding fuel costs and the MNOPF contribution, compared to 2004. Gross cruise costs increased $765 million, or 11.8%, in 2005 to $7.24 billion from $6.48 billion in 2004, which was a lower percentage increase than net cruise costs primarily because of the lower proportion of passengers who purchased air transportation from us in 2005.

      Other non-cruise operating expense increased $57 million, or 18.5%, to $365 million in 2005 from $308 million in 2004 primarily due to the increase in the number of cruise/tours sold.

      Depreciation and amortization expense increased by $90 million, or 11.1%, to $902 million in 2005 from $812 million in 2004 largely due to the 8.5% increase in ALBDs through the addition of new ships and ship improvement expenditures.

      Nonoperating (Expense) Income

      Net interest expense, excluding capitalized interest, increased $31 million in 2005 to $323 million in 2005 from $292 million in 2004. This increase was primarily due to a $36 million increase in interest expense from higher average borrowing rates and a weaker U.S. dollar, partially offset by a $5 million increase in interest income due to higher average invested fund balances.

      Other expense in 2005 included a $22 million expense for the write-down of a non-cruise investment, partially offset by $7 million income from the settlement of litigation associated with the DLC transaction.

      Income Taxes

      Income tax expense increased by $26 million from 2004 to $73 million in 2005 from $47 million in 2004 primarily because we recorded approximately $18 million for U.S. income taxes related to the charter of three ships to the Military Sealift Command ("MSC") in connection with the Hurricane Katrina relief efforts. Commencing in September 2005, these three ships were chartered for six months, and pursuant to our agreement with the MSC, the net earnings from the charter will be equal to the amount of net earnings we would have earned on these ships if we had not entered into this charter.

Fiscal 2004 ("2004") Compared to Pro Forma 2003 ("pro forma 2003") and Reported Results 2003 ("reported 2003")

      Revenues

      Net cruise revenues increased $1.67 billion, or 29%, to $7.50 billion in 2004 from $5.83 billion in pro forma 2003. The 17.2% increase in ALBDs between pro forma 2003 and 2004 accounted for $1.0 billion of the increase, and the remaining $670 million was from increased net revenue yields, which increased 9.8% in 2004 compared to pro forma 2003 (gross revenue yields increased by 9.7%). Net revenue yields increased in 2004 primarily from higher cruise ticket prices, a 1.9% increase in occupancy, higher onboard revenues and the weaker U.S. dollar relative to the euro and sterling. Net revenue yields as measured on a constant dollar basis increased 6.6% in 2004. Gross cruise revenues increased $2.10 billion, or 29%, in 2004 to $9.43 billion from $7.33 billion in pro forma 2003 primarily for the same reasons as net cruise revenues.

      Net cruise revenues increased $2.29 billion, or 44%, to $7.50 billion in 2004 from $5.21 billion in reported 2003. The 32.1% increase in ALBDs between reported 2003 and 2004, which included P&O Princess for a full year in 2004, but only since April 17, 2003 during 2003, accounted for $1.67 billion of the increase, and the remaining $615 million was from increased net revenue yields, which increased 8.9% in 2004 compared to 2003 (gross revenue yields increased by 10.5%). Net revenue yields increased primarily for the same reasons as noted above. Gross cruise revenues increased $2.97 billion, or 46%, in 2004 to $9.43 billion from $6.46 billion for primarily the same reasons as net cruise revenues.

      Onboard and other revenues included concession revenues of $261 million in 2004, $201 million in pro forma 2003 and $192 million in reported 2003, which increased in 2004 compared to both pro forma 2003 and reported 2003 primarily because of the increases in ALBDs and increased passenger spending on our ships.

      Other non-cruise revenues increased $48 million, or 13.7%, to $398 million in 2004 from $350 million in proforma 2003 (an increase of $53 million, or 15.4% from $345 million in reported 2003) primarily due to the increase in the number of cruise/tours sold, as well as price increases.

      Costs and Expenses

      Net cruise costs increased $777 million, or 21%, to $4.55 billion in 2004 from $3.77 billion in pro forma 2003. The 17.2% increase in ALBDs between pro forma 2003 and 2004 accounted for $650 million of the increase, and the remaining $127 million was from increased net cruise costs per ALBD, which increased 2.9% in 2004 compared to pro forma 2003 (gross cruise costs per ALBD increased 4.8%). Net cruise costs per ALBD increased primarily due to a $15 increase in fuel cost per metric ton, or 8.4%, to $194 per metric ton in 2004 and the weaker U.S. dollar relative to the euro and the sterling in 2004. Net cruise costs per ALBD as measured on a constant dollar basis compared to pro forma 2003 declined 0.5% in 2004. The decrease in constant dollar net cruise costs was primarily the result of the economies of scale associated with the pro forma 17.2% ALBD increase and synergy savings from the integration efforts following the DLC transaction. Gross cruise costs increased $1.20 billion, or 23%, in 2004 to $6.48 billion from $5.23 billion in pro forma 2003 primarily for the same reasons as net cruise costs.

      Net cruise costs increased $1.28 billion, or 39%, to $4.55 billion in 2004 from $3.27 billion in reported 2003. The 32.1% increase in ALBDs between reported 2003 and 2004 accounted for $1.05 billion of the increase, and the remaining $230 million was from increased net cruise costs per ALBD, which increased 5.2% in 2004 compared to reported 2003 (gross cruise costs per ALBD increased 8.5%). Net cruise costs per ALBD increased primarily for the same reasons as noted above. Gross cruise costs increased $1.96 billion, or 43%, in 2004 to $6.48 billion from $4.52 billion in reported 2003 primarily for the same reasons as net cruise costs and a higher proportion of P&O Princess brands' customers who purchased air from us.

      Other non-cruise operating expense increased $24 million, or 8.5%, to $308 million in 2004 from $284 million in pro forma 2003 (an increase of $32 million, or 11.6%, from $276 million in reported 2003) primarily due to the increased volume of cruise/tours sold in 2004.

      Depreciation and amortization expense increased by $159 million, or 24.3%, to $812 million in 2004 from $653 million in pro forma 2003 largely due to the pro forma 17.2% expansion of the combined fleet and ship improvement expenditures, as well as the impact of a weaker U.S. dollar. Depreciation and amortization increased by $227 million, or 38.8%, to $812 million in 2004 from $585 million in reported 2003. This increase was primarily due to the same factors as noted above and the result of the consolidation of P&O Princess.

      Nonoperating (Expense) Income

      Net interest expense, excluding capitalized interest, increased to $292 million in 2004 from $217 million in reported 2003, or $75 million, which increase consisted primarily of a $102 million increase in interest expense from our higher level of average borrowings and a weaker U.S. dollar, partially offset by a $27 million decrease in interest expense due to lower average borrowing rates. The higher average debt balances were primarily a result of our consolidation of the former P&O Princess debt and new ship deliveries.

      Income Taxes

      Income tax expense increased $18 million from reported 2003 to $47 million in 2004 primarily because of the increase in Costa's Italian taxable income and other taxes relating to our operations.

Liquidity and Capital Resources

      Sources and Uses of Cash

      Our business provided $3.41 billion of net cash from operations during fiscal 2005, an increase of $194 million, or 6.0%, compared to fiscal 2004. We continue to generate substantial cash from operations and remain in a strong financial position, thus providing us with substantial financial flexibility in meeting operating, investing and financing needs.

      During fiscal 2005, our net expenditures for capital projects were $1.98 billion, of which $1.47 billion was spent for our ongoing new shipbuilding program, including the final delivery payments for the Carnival Valor, Carnival Liberty and P&O Cruises' Arcadia. The remaining capital expenditures consisted primarily of $324 million for ship improvements and refurbishments, and $179 million for Alaska tour assets, cruise port facility developments and information technology assets. During fiscal 2004, our net expenditures for capital projects were $3.59 billion primarily because we took delivery of seven new ships.

      During fiscal 2005, we borrowed $1.15 billion, of which a portion was used to pay a part of the Arcadia and Carnival Liberty purchase prices and to refinance debt as noted below. During fiscal 2005, we made $609 million of debt repayments, which included the final payment on our capitalized lease obligations of $110 million, $100 million repayment of our 7.05% fixed rate notes and $253 million in repayments of Costa indebtedness. In addition, we refinanced $487 million of euro debt in 2005 to reduce our future borrowing rate. We also paid cash dividends of $566 million and purchased $386 million of treasury stock during 2005.

      Future Commitments and Funding Sources

      At November 30, 2005, our contractual cash obligations, including ship construction contracts entered into in December 2005, and the effects such obligations are expected to have on our liquidity and cash flow in future periods were as follows (in millions):

                                                 Payments Due by Fiscal Year
                             --------------------------------------------------------------------
Contractual Cash
  Obligations                Total      2006      2007      2008      2009      2010   Thereafter
  -----------                -----      ----      ----      ----      ----      ----   ----------
Long-term debt(a)           $ 7,052    $1,325    $1,035    $1,672    $  169    $  944    $1,907
Short-term borrowings(a)        300       300
Fixed-rate interest
  payments(a)                 1,679       203       188       166       146       128       848
Shipbuilding(a)               7,590     1,710     2,340     2,130     1,410
Port facilities and
  other(a)                      600        58        70        70        56        52       294
Operating leases(a)             200        43        30        25        20        16        66
Purchase obligations(b)         615       516        81        11         5         2
Other long-term
  liabilities reflected
  on the balance
  sheet(c)                      457        23       106        52        39        33       204
                            -------    ------    ------    ------    ------    ------    ------
Total contractual
  cash obligations(d)       $18,493    $4,178    $3,850    $4,126    $1,845    $1,175    $3,319
                            =======    ======    ======    ======    ======    ======    ======

(a) See Notes 6 and 7 in the accompanying financial statements for additional information regarding these contractual cash obligations. Fixed-rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a variable- rate to a fixed-rate, but does not include interest payments on variable-rate debt or interest swapped from a fixed-rate to a variable-rate. Ship construction contracts entered into after November 30, 2005 aggregated $2.26 billion.

(b) Represents legally-binding commitments to purchase inventory and other goods and services made in the normal course of business to meet operational requirements. Many of our contracts contain clauses that allow us to terminate the contract with notice, and with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations.

(c) Represents cash outflows for certain of our long-term liabilities that could be reasonably estimated. The primary outflows are for estimates of our employee benefit plan obligations, crew and passenger claims, certain deferred income taxes and other long-term liabilities. Other long-term liabilities, such as deferred income, derivative contracts payable, which convert fixed rate debt to variable rate debt, fair value of hedged commitments and certain deferred income taxes, have been excluded from the table as they do not require cash settlement in the future or the timing of the cash outflow cannot be reasonably estimated.

(d) Foreign currency payments are based on the November 30, 2005 exchange rates.

      During 2004, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares commencing in 2005, subject to certain repurchase restrictions on Carnival plc shares. From December 1, 2004 through February 6, 2006, we had repurchased 8.0 million shares for $386 million.

      At November 30, 2005, as adjusted for $916 million of additional committed ship financing facilities entered into in January 2006, we had liquidity of $4.67 billion, which consisted of $1.19 billion of cash, cash equivalents and short-term investments, $1.83 billion available for borrowing under our revolving credit facility, and $1.65 billion under committed ship financing facilities. Our revolving credit facility matures in 2010. A key to our access to liquidity is the maintenance of our strong credit ratings.

      Based primarily on our historical results, current financial condition and future forecasts, we believe that our existing liquidity and cash flow from future operations will be sufficient to fund most of our expected capital projects, debt service requirements, dividend payments, working capital and other firm commitments. In addition, based on our future forecasted operating results and cash flows for fiscal 2006, we expect to be in compliance with our debt covenants during 2006. However, our forecasted cash flow from future operations, as well as our credit ratings, may be adversely affected by various factors, including, but not limited to, those factors noted under "Cautionary Note Concerning Factors That May Affect Future Results." To the extent that we are required, or choose, to fund future cash requirements, including our future shipbuilding commitments, from sources other than as discussed above, we believe that we will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. No assurance can be given that our future operating cash flow will be sufficient to fund future obligations or that we will be able to obtain additional financing, if necessary.

Off-Balance Sheet Arrangements

      We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

Foreign Currency Exchange Rate Risks

      In 2003, we broadened our global presence through Carnival plc's foreign operations, in addition to the foreign currency denominated operations of our Costa subsidiary. Specifically, our expanded international business operations through P&O Cruises, Ocean Village and Swan Hellenic in the UK and AIDA in Germany subject us to an increasing level of foreign currency exchange risk related to the sterling and euro because these operations have either the sterling or the euro as their functional currency. Accordingly, exchange rate fluctuations of the sterling and the euro against the dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar and the functional currency for our international operations is generally the local currency. Any weakening of the U.S. dollar against these local functional currencies has the financial statement effect of increasing the U.S. dollar values reported for cruise revenues and cruise expenses in our consolidated financial statements. Strengthening of the U.S. dollar has the opposite effect.

      We seek to minimize the impact of fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative financial instruments. The financial impacts of these hedging instruments are generally offset by corresponding changes in the underlying exposures being hedged. Our policy is to not use any financial instruments for trading or other speculative purposes.

      One of our primary foreign currency exchange rate risks is related to our outstanding commitments under ship construction contracts denominated in a currency other than the functional currency of the cruise brand that is expected to be operating the ship. These currency commitments are affected by fluctuations in the value of the functional currency as compared to the currency in which the shipbuilding contract is denominated. We generally use foreign currency swaps to manage foreign currency exchange rate risk from ship construction contracts (see Notes 2, 7 and 11 in the accompanying financial statements). Accordingly, increases and decreases in the fair value of these foreign currency swaps offset changes in the fair value of the foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

      Specifically, we have foreign currency swaps for three of our euro denominated shipbuilding contracts. At November 30, 2005, the fair value of these foreign currency swaps was a net unrealized gain of $29 million which is recorded, along with an offsetting $29 million fair value liability related to our shipbuilding firm commitments, on our accompanying 2005 balance sheet. Based upon a 10% strengthening or weakening of the U.S. dollar and sterling compared to the euro as of November 30, 2005, assuming no changes in comparative interest rates, the estimated fair value of these foreign currency swaps would decrease or increase by $120 million, which would be offset by a decrease or increase of $120 million in the U.S. dollar value of the related foreign currency ship construction commitments resulting in no net dollar impact to us.

      However, at November 30, 2005, as adjusted for our December 2005 ship orders, we have two euro denominated shipbuilding contracts aggregating 1.05 billion in euros assigned to Carnival Cruise Lines, a U.S. dollar functional currency operation, for which we have not entered into any foreign currency swaps. Therefore, the U.S. dollar cost of these ships will increase or decrease based upon changes in the exchange rate until the payments are made under the shipbuilding contracts or we enter into a foreign currency swap. These euro commitments effectively act as an economic hedge against a portion of our net investment in euro-denominated cruise operations. Accordingly, any increase or decrease in our ship costs resulting from changes in the exchange rate will be offset by a corresponding change in the net assets of our euro-denominated cruise operations. Based upon a 10% hypothetical increase or decrease in the November 30, 2005 U.S. dollar to euro foreign currency exchange rate, the cost of these ships would increase or decrease by $124 million. Decisions regarding whether or not to hedge a given ship commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends.

      The cost of shipbuilding orders that we may place in the future for our cruise lines who generate their cash flows in a currency that is different than the shipyard's operating currency, generally the euro, is expected to be affected by foreign currency exchange rate fluctuations. Given the decline in the U.S. dollar relative to the euro over the past several years, the U.S. dollar cost to order new cruise ships at current exchange rates has increased significantly. If the U.S. dollar remains at current levels or declines further, this may affect our ability to order future new cruise ships for U.S. dollar functional currency brands.

      Finally, we consider our investments in foreign subsidiaries to be denominated in relatively stable currencies and of a long-term nature. In addition to the strategy discussed above, we also partially address these exposures by denominating a portion of our debt, or entering into foreign currency swaps, in our subsidiaries' functional currencies (generally euros or sterling). Specifically, we have debt of $1.68 billion in euros and $657 million in sterling and have $1.11 billion of foreign currency swaps, whereby we have converted $237 million of U.S. dollar debt into sterling debt, $736 million of U.S. dollar debt into euro debt and $138 million of euro debt into sterling debt, thus partially offsetting this foreign currency exchange rate risk. At November 30, 2005, the fair value of these foreign currency swaps was a net unrealized loss of $58 million, which is recorded in AOCI and offsets a portion of the gains recorded in AOCI upon translating these foreign subsidiaries net assets into U.S. dollars. Based upon a 10% hypothetical increase or decrease in the November 30, 2005 foreign currency exchange rate, we estimate that these contracts' fair values would increase or decrease by $111 million, which would be offset by a decrease or increase of $111 million in the U.S. dollar value of our net investments.

Interest Rate Risks

      We seek to minimize the impact of fluctuations in interest rates through our long-term investment and debt portfolio strategies, which include entering into a substantial amount of fixed rate debt instruments. We continuously evaluate our debt portfolio, and make periodic adjustments to the mix of floating rate and fixed rate debt based on our view of interest rate movements through the use of interest rate swaps. At November 30, 2005, 75% of the interest cost on our long-term debt was effectively fixed and 25% was variable, including the effect of our interest rate swaps.

      Specifically, we have interest rate swaps at November 30, 2005, which effectively changed $926 million of fixed rate debt to libor-based floating rate debt. In addition, we have interest rate swaps at November 30, 2005, which effectively changed $961 million and $286 of euribor and GBP libor floating rate debt, respectively, to fixed rate debt. The fair value of our long-term debt and interest rate swaps at November 30, 2005 was $7.70 billion. Based upon a hypothetical 10% decrease or increase in the November 30, 2005 market interest rates, the fair value of our long-term debt and interest rate swaps would increase or decrease by approximately $85 million and interest expense on our variable rate debt, including the effect of our interest rate swaps, would increase or decrease by approximately $7 million.

      In addition, based upon a hypothetical 10% decrease or increase in Carnival Corporation's November 30, 2005 common stock price, the fair value of our convertible notes would increase or decrease by approximately $197 million.

      These hypothetical amounts are determined by considering the impact of the hypothetical interest rates and common stock price on our existing long-term debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments or any relationships which may exist between interest rate and stock price movements. Furthermore, since substantially all of our fixed rate long-term debt cannot currently be called or prepaid and $1.25 billion of our variable rate long-term debt is subject to interest rate swaps which effectively fix the interest rate, it is unlikely we would be able to take any significant steps in the short-term to mitigate our exposure in the unlikely event of a significant decrease in market interest rates.

Bunker Fuel Price Risks

      We have typically not used financial instruments to hedge our exposure to the bunker fuel price market risk. We estimate that our fiscal 2006 fuel cost would increase or decrease by approximately $2.9 million for each $1 per metric ton increase or decrease in our average bunker fuel price.

Selected Financial Data

      The selected consolidated financial data presented below for fiscal 2001 through 2005 and as of the end of each such year, are derived from our audited financial statements and should be read in conjunction with those financial statements and the related notes.

                                                           Years Ended November 30,
                                      ----------------------------------------------------------------------
                                      2005            2004            2003            2002              2001
                                      ----            ----            ----            ----              ----
                                              (in millions, except per share and other operating data)
Statement of Operations
  and Cash Flow Data(a)
Revenues                              $11,087          $9,727          $6,718          $4,383            $4,549
Operating income                       $2,639          $2,173          $1,383          $1,042            $  892
Net income(b)                          $2,257          $1,854          $1,194          $1,016(c)         $  926(c)
Earnings per share(b)
  Basic                                $ 2.80          $ 2.31          $ 1.66          $ 1.73            $ 1.58
  Diluted                              $ 2.70          $ 2.24          $ 1.63          $ 1.69            $ 1.57
Dividends declared
  per share                            $0.800          $0.525          $0.440          $0.420            $0.420
Cash from operations                   $3,410          $3,216          $1,933          $1,469            $1,239
Capital expenditures                   $1,977          $3,586          $2,516          $1,986            $  827
Other Operating Data(a)
Available lower berth days(d)      47,754,627      44,009,061      33,309,785      21,435,828        20,685,123
Passengers carried                  6,848,386       6,306,168       5,037,553       3,549,019         3,385,280
Occupancy percentages(e)                105.6%          104.5%          103.4%          105.2%            104.7%


                                                               As of November 30,
                                      ----------------------------------------------------------------------
                                      2005            2004            2003            2002              2001
                                      ----            ----            ----            ----              ----
                                                        (in millions, except percentages)
Balance Sheet and Other
  Data(a)
Total assets                          $28,432         $27,636         $24,491         $12,335           $11,564
Long-term debt, excluding
  current portion                     $ 5,727         $ 6,291         $ 6,918         $ 3,014           $ 2,955
Total shareholders' equity            $16,972         $15,760         $13,793         $ 7,418           $ 6,591
Debt to capital(f)                       30.2%           33.5%           34.9%           29.9%             31.1%

(a) Includes the results of Carnival plc since April 17, 2003. Accordingly, the information from 2003 and thereafter is not comparable to the prior periods. Our results for the three years prior to fiscal 2004, were negatively affected by a number of factors affecting consumers' vacation demands including, among other things, armed conflicts in the Middle East and elsewhere, terrorist attacks in the U.S. and elsewhere, the uncertain worldwide economy and adverse publicity surrounding these and other events.

(b) Effective December 1, 2001, we adopted SFAS No. 142, which required us to stop amortizing goodwill as of December 1, 2001. If amortization of goodwill had not been recorded for fiscal 2001, our adjusted net income would have been $952 million and our adjusted basic and diluted earnings per share would have been $1.63 and $1.61, respectively.

(c) Our net income for fiscal 2002 and 2001 includes an impairment charge of $20 million and $140 million, respectively, and fiscal 2001 includes a nonoperating net gain of $101 million from the sale of our investment in Airtours plc. In addition, fiscal 2002 includes a $51 million income tax benefit as a result of an Italian investment incentive.

(d) Total annual passenger capacity for the period, assuming two passengers per cabin, that we offered for sale, which is computed by multiplying passenger capacity by revenue- producing ship operating days in the period.

(e) In accordance with cruise industry practice, occupancy percentage is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(f) Percentage of total debt to the sum of total debt and shareholders' equity.

Market Price for Common Stock and Ordinary Shares

      Carnival Corporation's common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust (which holds a Special Voting Share of Carnival plc), is traded on the NYSE under the symbol "CCL." Carnival plc's ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc's ADSs, each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depository for the ADSs is JPMorgan Chase Bank. The high and low stock sales price for the periods indicated were as follows:

                Carnival Corporation                            Carnival plc
                --------------------           ---------------------------------------------------
                                                Price per Ordinary
                                                    Share (GBP)               Price per ADS (USD)
                                                ------------------             -------------------
                    High     Low               High               Low           High       Low
                    ----     ---               ----               ---           ----       ---
Fiscal 2005
  Fourth Quarter   $54.98  $45.78          (pound)33.19      (pound)26.60      $56.48    $47.32
  Third Quarter    $55.75  $48.76          (pound)33.40      (pound)28.31      $58.10    $51.46
  Second Quarter   $55.96  $46.76          (pound)31.45      (pound)25.90      $59.21    $50.02
  First Quarter    $58.98  $48.90          (pound)32.69      (pound)29.13      $62.17    $56.50

Fiscal 2004
  Fourth Quarter   $53.65  $45.29          (pound)30.89      (pound)26.22      $57.15    $47.43
  Third Quarter    $48.05  $41.55          (pound)27.30      (pound)23.65      $50.03    $43.85
  Second Quarter   $46.50  $40.05          (pound)26.72      (pound)22.98      $48.05    $41.20
  First Quarter    $46.30  $34.95          (pound)26.12      (pound)20.30      $49.21    $35.13

      As of February 6, 2006, there were 4,287 holders of record of Carnival Corporation common stock and 48,601 holders of record of Carnival plc ordinary shares and 69 holders of record of Carnival plc ADSs. The past performance of our stock prices cannot be relied on as a guide to their future performance.

      All dividends for both Carnival Corporation and Carnival plc are declared in U.S. dollars. Holders of Carnival Corporation common stock or Carnival plc ADS's receive a dividend payable in U.S. dollars. The dividends payable for Carnival plc ordinary shares are payable in sterling, unless the shareholders elect to receive the dividends in U.S. dollars. Dividends payable in sterling will be converted from U.S. dollars into sterling based upon a current U.S. dollar to sterling exchange rate announced prior to the dividend payment date.

Selected Quarterly Financial Data (Unaudited)

      Our revenue from the sale of passenger tickets is seasonal. Historically, demand for cruises has been the greatest during our third quarter which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher net revenue yields and, accordingly, the largest share of our net income is earned during this period. Substantially all of Holland America Tours' and Princess Tours' revenues and net income are generated from May through September in conjunction with the Alaska cruise season.

      Quarterly financial results for fiscal 2005 were as follows:

                                              Quarters Ended
                            ---------------------------------------------------
                            February 28     May 31     August 31    November 30
                            -----------     ------     ---------    -----------
                                   (in millions, except per share data)

Revenues                     $2,396        $2,519     $3,605         $2,567
Operating income             $  418        $  482     $1,291         $  448
Net income                   $  345        $  408     $1,151 (a)     $  353
Earnings per share
  Basic                      $ 0.43        $ 0.51     $ 1.43         $ 0.44
  Diluted                    $ 0.42        $ 0.49     $ 1.36         $ 0.43
Dividends declared
  per share                  $ 0.15        $ 0.20     $ 0.20         $ 0.25

(a) Includes a $23 million expense related to the MNOPF contribution and a $22 million expense for a non-cruise investment write-down.

      Quarterly financial results for fiscal 2004 were as follows:

                                              Quarters Ended
                            ---------------------------------------------------
                            February 29     May 31     August 31    November 30
                            -----------     ------     ---------    -----------
                                    (in millions, except per share data)

Revenues                     $1,981        $2,253     $3,250         $2,243
Operating income             $  260        $  406     $1,160         $  347
Net income                   $  203        $  332     $1,025         $  294
Earnings per share
  Basic                      $ 0.25        $ 0.41     $ 1.28         $ 0.37
  Diluted                    $ 0.25        $ 0.40     $ 1.22         $ 0.36
Dividends declared
  per share                  $0.125        $0.125     $0.125         $ 0.15