Form 10-K/A, Exhibit 13
period 2006-11-30
CARNIVAL PLC; CARNIVAL CORP
filed 2007-02-12
CIK 1125259, 815097

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

      Based on bookings taken to date, we now expect our net revenue yields to be flat to up slightly for the full year 2007 (down 1% to 2% in constant dollars), which is a little less than our previous guidance. Largely offsetting this, our estimate of forward prices for fuel for the year 2007 has decreased to $315 per metric ton compared to the $339 per metric ton we used in our December guidance. Our earnings per share for the first quarter of 2007 is now expected to come in at the high end of the range of our December guidance of $0.33 to $0.35 per share because of lower fuel costs. Our earnings guidance for the full year 2007 remains $2.90 to $3.10 per share.

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