Form 10-K, Exhibit 13
period 2007-11-30
CARNIVAL PLC; CARNIVAL CORP
filed 2008-01-29
CIK 1125259, 815097

Exhibit 13

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended November 30,

	2007	2006	2005

Revenues
Cruise
Passenger tickets	$9,792	$8,903	$8,399
Onboard and other	2,846	2,514	2,338
Other	395	422	357

	13,033	11,839	11,094

Costs and Expenses
Operating
Cruise
Commissions, transportation and other	1,941	1,749	1,645
Onboard and other	495	453	412
Payroll and related	1,336	1,158	1,122
Fuel	1,096	935	707
Food	747	644	613
Other ship operating	1,717	1,538	1,465
Other	296	314	254

Total	7,628	6,791	6,218
Selling and administrative	1,579	1,447	1,335
Depreciation and amortization	1,101	988	902

	10,308	9,226	8,455

Operating Income	2,725	2,613	2,639

Nonoperating (Expense) Income
Interest income	67	25	29
Interest expense, net of capitalized interest	(367)	(312)	(330)
Other expense, net	(1)	(8)	(13)

	(301)	(295)	(314)

Income Before Income Taxes	2,424	2,318	2,325

Income Tax Expense, Net	(16)	(39)	(72)

Net Income	$2,408	$2,279	$2,253

Earnings Per Share
Basic	$3.04	$2.85	$2.80

Diluted	$2.95	$2.77	$2.70

Dividends Per Share	$1.375	$1.025	$0.80

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,

	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$943	$1,163
Trade and other receivables, net	436	280
Inventories	331	263
Prepaid expenses and other	266	289

Total current assets	1,976	1,995

Property and Equipment, Net	26,639	23,458

Goodwill	3,610	3,313

Trademarks	1,393	1,321

Other Assets	563	465

	$34,181	$30,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$115	$438
Current portion of long-term debt	1,028	1,054
Convertible debt subject to current put options	1,396
Accounts payable	561	438
Accrued liabilities and other	1,353	1,149
Customer deposits	2,807	2,336

Total current liabilities	7,260	5,415

Long-Term Debt	6,313	6,355

Other Long-Term Liabilities and Deferred Income	645	572

Commitments and Contingencies (Notes 6 and 7)

Shareholders’ Equity
Common stock of Carnival Corporation; $.01 par value; 1,960 shares authorized; 643 shares at 2007 and 641 shares at 2006 issued	6	6
Ordinary shares of Carnival plc; $1.66 par value; 226 shares authorized; 213 shares at 2007 and 2006 issued	354	354
Additional paid-in capital	7,599	7,479
Retained earnings	12,921	11,600
Accumulated other comprehensive income	1,296	661
Treasury stock; 19 shares at 2007 and 18 shares at 2006 of Carnival Corporation and 50 shares at 2007 and 42 shares at 2006 of Carnival plc, at cost	(2,213)	(1,890)

Total shareholders’ equity	19,963	18,210

	$34,181	$30,552

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,

	2007	2006	2005

OPERATING ACTIVITIES
Net income	$2,408	$2,279	$2,253
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,101	988	902
Share-based compensation	64	68	12
Non-cruise investment write-down		10	22
Accretion of original issue discount	10	9	20
Other	16		3
Changes in operating assets and liabilities, excluding businesses acquired and sold
Receivables	(119)	118	(71)
Inventories	(57)	(5)	(15)
Prepaid expenses and other	(56)	6	(136)
Accounts payable	109	(53)	53
Accrued and other liabilities	163	(11)	155
Customer deposits	430	224	212

Net cash provided by operating activities	4,069	3,633	3,410

INVESTING ACTIVITIES
Additions to property and equipment	(3,312)	(2,480)	(1,977)
Purchases of short-term investments	(2,098)	(18)	(935)
Sales of short-term investments	2,078	6	943
Acquisition of business, net of cash acquired and sales of businesses	(339)
Other, net	(75)	49	(1)

Net cash used in investing activities	(3,746)	(2,443)	(1,970)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	2,654	2,241	1,152
Principal repayments of long-term debt	(1,656)	(2,537)	(1,096)
Dividends paid	(990)	(803)	(566)
(Repayments of) proceeds from short-term borrowings, net	(330)	661	(58)
Purchases of treasury stock	(326)	(841)	(386)
Proceeds from exercise of stock options	51	66	63
Other, net	(7)	1	(1)

Net cash used in financing activities	(604)	(1,212)	(892)

Effect of exchange rate changes on cash and cash equivalents	61	7	(13)

Net (decrease) increase in cash and cash equivalents	(220)	(15)	535
Cash and cash equivalents at beginning of year	1,163	1,178	643

Cash and cash equivalents at end of year	$943	$1,163	$1,178

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Unearned stock compen- sation		Accumulated other comprehensive income	Treasury stock	Total share- holders’ equity

Balances at November 30, 2004	$6	$353	$7,311	$8,535		$(16)	$541	$(1,058)	$15,672
Comprehensive income:
Net income				2,253					2,253
Foreign currency translation adjustment							(395)		(395)
Minimum pension liability adjustments							(2)		(2)
Changes related to cash flow derivative hedges, net							15		15

Total comprehensive income									1,871
Cash dividends declared				(647)					(647)
Issuance of stock under stock plans			73			(9)			64
Amortization of unearned stock compensation						12			12
Purchases of treasury stock								(386)	(386)
Issuance of common stock upon conversion of convertible debt			(3)					300	297

Balances at November 30, 2005	6	353	7,381	10,141		(13)	159	(1,144)	16,883
Adoption of SFAS No. 123(R)			(13)			13
Comprehensive income:
Net income				2,279					2,279
Foreign currency translation adjustment							496		496
Minimum pension liability adjustments							2		2
Changes related to cash flow derivative hedges, net							4		4

Total comprehensive income									2,781
Cash dividends declared				(820)					(820)
Issuance of stock under stock plans		1	133						134
Purchases of treasury stock								(837)	(837)
Issuance of common stock upon conversion of convertible debt			(22)					91	69

Balances at November 30, 2006	6	354	7,479	11,600			661	(1,890)	18,210
Comprehensive income:
Net income				2,408					2,408
Foreign currency translation adjustment							649		649
Unrealized loss on marketable security							(5)		(5)
Minimum pension liability adjustments							(8)		(8)
Changes related to cash flow derivative hedges, net							6		6

Total comprehensive income									3,050
Cash dividends declared				(1,087)					(1,087)
Issuance of stock under stock plans			115						115
Purchases of treasury stock								(326)	(326)
Issuance of common stock upon conversion of convertible debt			5					3	8
Adoption of SFAS No. 158 (Note 12)							(7)		(7)

Balances at November 30, 2007	$6	$354	$7,599	$12,921	$		$1,296	$(2,213)	$19,963

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - General

          Description of Business

          Carnival Corporation is incorporated in Panama, and Carnival plc is incorporated in England and Wales. Carnival Corporation and Carnival plc operate a dual listed company (“DLC”), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation’s articles of incorporation and by-laws and Carnival plc’s memorandum of association and articles of association. The two companies operate as if they are a single economic enterprise, but each has retained its separate legal identity. Each company’s shares are publicly traded; on the New York Stock Exchange (“NYSE”) for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc American Depository Shares are traded on the NYSE. See Note 3.

          The accompanying consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries they are referred to collectively in these consolidated financial statements and elsewhere in this 2007 Annual Report as “Carnival Corporation & plc,” “our,” “us,” and “we.”

          We are the largest cruise company and one of the largest vacation companies in the world. As of November 30, 2007, a summary by brand of our passenger capacity, the number of cruise ships we operate, and the primary areas in which they are marketed is as follows:

Cruise Brands	Passenger Capacity(a)	Number of Cruise Ships	Primary Market

Carnival Cruise Lines	50,770	22	North America
Princess Cruises (“Princess”)	34,450	16	North America
Costa Cruises (“Costa”)	23,196	12	Europe
Holland America Line	18,916	13	North America
P&O Cruises	8,840	5	United Kingdom
Cunard Line (“Cunard”)	6,360	3	United Kingdom and North America
AIDA Cruises (“AIDA”)	5,762	4	Germany
P&O Cruises Australia	4,070	3	Australia and New Zealand
Ocean Village	3,286	2	United Kingdom
Ibero Cruises	2,078	2	Spain
The Yachts of Seabourn (“Seabourn”)	624	3	North America

	158,352	85

(a)	In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.

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

NOTE 2 - Summary of Significant Accounting Policies

          Basis of Presentation

          We consolidate entities over which we have control (see Notes 3 and 15), as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

          Cash and Cash Equivalents and Short-Term Investments

          Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost. At November 30, 2007 and 2006, cash and cash equivalents are primarily comprised of money market funds, time deposits and commercial paper.

          As of November 30, 2007 and 2006, our short-term investments were not significant. Purchases and sales of short-term investments included in our Consolidated Statements of Cash Flows consisted of investments with original maturities greater than three months with variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, we generally had the ability to quickly liquidate these securities and, accordingly, they are considered short-term investments. All income generated from these investments is recorded as interest income.

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

          Property and Equipment

          Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

	Residual Values	Years

Ships	15%	30
Ship improvements	0% or 15%	3-28
Buildings and improvements	0-10%	5-35
Computer hardware and software	0-10%	3-7
Transportation equipment and other	0-15%	2-20
Leasehold improvements, including port facilities		Shorter of lease term or related asset life

          Ship improvement costs that we believe add value to our ships are capitalized to the ships, and depreciated over the improvements’ estimated useful lives, while costs of repairs and maintenance, including minor improvement costs, are charged to expense as incurred. We capitalize interest as part of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written off upon replacement or refurbishment.

          We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset’s carrying value over its estimated fair value.

          Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out of service for scheduled maintenance. These costs are expensed as incurred.

          Goodwill

          We review our goodwill for impairment annually, or, when events or circumstances dictate, more frequently. All of our goodwill has been allocated to our cruise reporting units. The significant changes to our goodwill carrying amounts since November 30, 2005 were the changes resulting from using different foreign currency translation rates at each balance sheet date, the addition of $161 million of Ibero Cruises goodwill in fiscal 2007 (see Note 15), and the $20 million reduction to goodwill in fiscal 2006 resulting from the resolution of certain P&O Princess Cruises plc’s (“P&O Princess”) tax contingency liabilities that existed at the time of the DLC transaction.

          Our goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of our reporting units were determined based on our estimates of market values. If this fair value exceeds the carrying value, which was the case for our reporting units, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

          Trademarks

          The costs of developing and maintaining our trademarks are expensed as incurred. For certain of our acquisitions we have allocated a portion of the purchase prices to the acquiree’s identified trademarks. Trademarks are estimated to have an indefinite useful life and, therefore, are not amortizable, but are reviewed for impairment annually, or, when events or circumstances dictate, more frequently. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

          Derivative Instruments and Hedging Activities

          We utilize derivative and nonderivative financial instruments, such as foreign currency swaps, foreign currency debt obligations and foreign currency cash balances, to limit our exposure to fluctuations in foreign currency exchange rates, and interest rate swaps to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt (see Notes 5 and 10).

          All derivatives are recorded at fair value, and the changes in fair value are immediately included in earnings if the derivatives do not qualify as being effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income (“AOCI”) until the underlying hedged item is recognized in earnings. If a derivative or a nonderivative financial instrument is designated as a hedge of our net investment in a foreign subsidiary, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is liquidated. We formally document all hedging relationships for all derivative and nonderivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.

          We classify the fair value of our derivative contracts and the fair value of our offsetting hedged firm commitments as either current or long-term, which are included in prepaid expenses and other assets and accrued and other liabilities, depending on whether the maturity date of the derivative contract is within or beyond one year from our balance sheet dates. The cash flows from derivatives treated as hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

          During fiscal 2007, 2006 and 2005, all net changes in the fair value of both our fair value hedges and the offsetting hedged firm commitments and our cash flow hedges were immaterial, as were any ineffective portions of these hedges. No fair value hedges or cash flow hedges were derecognized or discontinued in fiscal 2007, 2006 or 2005. In addition, the amount of realized net losses or gains from cash flow hedges that were reclassified into earnings during fiscal 2007, 2006 and 2005 were not significant. The amount of estimated cash flow hedges unrealized net losses which are expected to be reclassified to earnings in the next twelve months is also not significant.

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

          Revenue and Expense Recognition

          Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, which include transportation and shore excursion revenues and all associated direct costs of a voyage, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. Future travel discount vouchers issued to guests are typically recorded as a reduction of revenues when such vouchers are utilized. Cancellation fees are recognized in revenues at the time of the cancellation. Revenues and expenses from our tour and travel services are recognized at the time the services are performed or expenses are incurred. Port and other taxes assessed on a per guest basis by a government or quasi-governmental entity are excluded from expenses as they are presented on a net basis against the corresponding amounts collected from our guests, which are excluded from revenues.

          Our sale to guests of air and other transportation to and from our ships and the related cost of purchasing this service is recorded as cruise passenger ticket revenues and cruise transportation costs, respectively. The proceeds that we collect from the sale of third party shore excursions and on behalf of onboard concessionaires, net of the amounts remitted to them, are recorded as concession revenues, on a net basis, in onboard and other cruise revenues.

          Insurance/Self-Insurance

          We use a combination of insurance and self-insurance for a number of risks including claims related to crew and guests, hull and machinery, war risk, workers’ compensation, property damage and general liability. Liabilities associated with certain of these risks, including crew and guest claims, are estimated actuarially based on, among other things, historical claims experience, loss development factors and other assumptions. Our expected loss accruals are based on estimates, and while we believe the amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

          Selling and Administrative Expenses

          Selling expenses include items such as advertising, marketing, promotional and related costs. Advertising costs are charged to expense as incurred except for brochures and media production costs. The brochures and media production costs are recorded as prepaid expenses and charged to expense as consumed or upon the first airing of the advertisement, respectively. Advertising expenses totaled $508 million, $464 million and $455 million in fiscal 2007, 2006 and 2005, respectively. At November 30, 2007 and 2006, the amount of advertising costs included in prepaid expenses was not significant. Administrative expenses represent the costs of our shoreside ship support, reservation and other administrative functions and include items such as salaries and related benefits, professional fees and occupancy costs, which are typically expensed as incurred.

          Foreign Currency Translations and Transactions

          We translate the assets and liabilities of our foreign subsidiaries that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet dates. Revenues and expenses of these foreign subsidiaries are translated at weighted-average exchange rates for the period. Equity is translated at historical rates and the resulting cumulative foreign currency translation adjustments are included as a component of AOCI. Therefore, the U.S. dollar value of these non-equity translated items in our financial statements will fluctuate from period to period, depending on the changing value of the dollar against these non-U.S. dollar functional currencies.

          Exchange gains and losses arising from the remeasurement of monetary assets and liabilities, and foreign currency transactions denominated in a currency other than the functional currency of the entity involved are immediately included in nonoperating earnings, unless such assets and net liabilities have been designated to act as hedges of ship commitments or net investments in our foreign subsidiaries, respectively. In addition, the unrealized exchange gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investments, are recorded as a foreign currency translation adjustment, which is included as a component of AOCI. Net foreign currency transaction gains or losses recorded in our earnings were insignificant in fiscal 2007, 2006 and 2005.

          Earnings Per Share

          Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock and ordinary shares outstanding during each period. Diluted earnings per share is computed by dividing adjusted net income by the weighted-average number of shares of common stock and ordinary shares, common stock equivalents and other potentially dilutive securities outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares because of their equivalent rights (see Note 3). All shares that are issuable under our outstanding convertible notes that have contingent share conversion features have been considered outstanding for our diluted earnings per share computations, if dilutive, using the “if converted” method of accounting from the date of issuance.

          Share-Based Compensation

          Effective December 1, 2005, we adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123(revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires us to measure and recognize compensation expense for all share-based compensation awards. We adopted SFAS No. 123(R) using the modified prospective application transition method. Under this method, the share-based compensation cost recognized beginning December 1, 2005 includes compensation cost for (i) all share-based payments granted prior to, but not vested as of, December 1, 2005, based on the grant date fair value originally estimated in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and (ii) all share-based payments granted subsequent to November 30, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Prior to December 1, 2005, as allowed under the then outstanding accounting principles, we did not recognize compensation expense for the issuance of stock options with an exercise price equal to or greater than the market price of the underlying shares at the date of grant.

          Compensation cost under SFAS No. 123(R) is recognized ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period, when vesting is not contingent upon any future performance. In addition, pursuant to SFAS No. 123(R) we are required to estimate the amount of expected forfeitures, which we estimate based on historical forfeiture experience, when calculating compensation cost. If the actual forfeitures that occur are different from the estimate, then we revise our estimates. The effect of adopting SFAS No. 123(R) in 2006 was to reduce our net income by $57 million and our basic and diluted earnings per share by $0.07. Fiscal 2005 was not restated under this transition method.

          Concentrations of Credit Risk

          As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including counterparty nonperformance under derivative instruments, contingent obligations and new ship progress payment guarantees, is considered minimal, as we primarily conduct business with large, well-established financial institutions who have long-term credit ratings of A or above, and we seek to diversify our counterparties. In addition, we have established guidelines regarding credit ratings and investment maturities that we follow to maintain safety and liquidity. We do not anticipate nonperformance by any of our significant counterparties.

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

NOTE 3 – DLC Structure

          In 2003, Carnival Corporation and Carnival plc (formerly known as P&O Princess) completed a DLC transaction, which implemented Carnival Corporation & plc’s DLC structure. The contracts governing the DLC structure provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The amendments to the constituent documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation’s shareholders may differ from the interests of Carnival plc’s shareholders (a “class rights action”), each shareholder body will vote separately as a class, such as transactions primarily designed to amend or unwind the DLC structure. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

          Upon the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed the Equalization and Governance Agreement, which provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC structure. Because the current equalization ratio is 1 to 1, one Carnival plc ordinary share is entitled to the same distributions, subject to the terms of the Equalization and Governance Agreement, as one share of Carnival Corporation common stock. In a liquidation of either company or both companies, if the hypothetical potential per share liquidation distributions to each company’s shareholders are not equivalent, taking into account the relative value of the two companies’ assets and the indebtedness of each company, to the extent that one company has greater net assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis, the company with the ability to make a higher net distribution is required to make a payment to the other company to equalize the possible net distribution to shareholders, subject to certain exceptions.

          At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation’s deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc’s deed of guarantee are identical to those of Carnival Corporation’s. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other’s pre-DLC indebtedness and certain other monetary obligations, or alternatively have provided standalone guarantees in lieu of utilization of these deeds of guarantee, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and certain other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third party beneficiaries of such deed of guarantee.

          The deeds of guarantee are governed and construed in accordance with the laws of the Isle of Man. Subject to the terms of the deeds of guarantee, the holders of indebtedness and other obligations that are subject to the deeds of guarantee will have recourse to both Carnival plc and Carnival Corporation though a Carnival plc creditor must first make written demand on Carnival plc and a Carnival Corporation creditor on Carnival Corporation. Once the written demand is made by letter or other form of notice, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor. Accordingly, there is no requirement under the deeds of guarantee to obtain a judgment, take other enforcement actions or wait any period of time prior to taking steps against the relevant guarantor. All actions or proceedings arising out of or in connection with the deeds of guarantee must be exclusively brought in courts in England.

          Under the terms of the DLC transaction documents, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans or investments in each other and otherwise enter into intercompany transactions. The companies have entered into some of these types of transactions and may enter into additional transactions in the future to take advantage of the flexibility provided by the DLC structure and to operate both companies as a single unified economic enterprise in the most effective manner. In addition, under the terms of the Equalization and Governance Agreement and the deeds of guarantee, the cash flow and assets of one company are required to be used to pay the obligations of the other company, if necessary.

          Given the DLC structure as described above, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for both Carnival Corporation and Carnival plc have not been presented.

          Simultaneously with the completion of the DLC transaction, a partial share offer (“PSO”) for 20% of Carnival plc’s shares was made and accepted, which enabled 20% of Carnival plc shares to be exchanged for 41.7 million Carnival Corporation shares. The 41.7 million shares of Carnival plc held by Carnival Corporation as a result of the PSO, which cost $1.05 billion, are being accounted for as treasury stock in the accompanying balance sheets.

NOTE 4 - Property and Equipment

          Property and equipment consisted of the following (in millions):

	November 30,

	2007	2006

Ships	$29,324	$26,054
Ships under construction	1,655	922

	30,979	26,976
Land, buildings and improvements, and port facilities	717	675
Computer hardware and software, transportation equipment and other	844	762

Total property and equipment	32,540	28,413
Less accumulated depreciation and amortization	(5,901)	(4,955)

	$26,639	$23,458

          Capitalized interest, primarily on our ships under construction, amounted to $44 million, $37 million and $21 million in fiscal 2007, 2006 and 2005, respectively. Amounts related to ships under construction include progress payments for the construction of the ship, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2007, six ships with an aggregate net book value of $2.25 billion were pledged as collateral pursuant to mortgages related to $950 million of debt and a $488 million contingent obligation (see Notes 5 and 6).

          Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $561 million, $518 million and $554 million in fiscal 2007, 2006 and 2005, respectively.

NOTE 5 – Debt

          Long–term debt and short-term borrowings consisted of the following (in millions):

	November 30,

	2007(a)	2006(a)

Secured Long-term Debt
Floating rate notes, collateralized by four ships, bearing interest from LIBOR plus 1.13% to LIBOR plus 1.29% (5.9% to 6.7% at 2007 and 6.5% to 6.8% at 2006), due through 2015(b)	$556	$672
Fixed rate notes, collateralized by two ships, bearing interest at 5.4% and 5.5%, due through 2016(b)	378	379
Euro floating rate note, collateralized by one ship, bearing interest at EURIBOR plus 0.5% (5.31% at 2007 and 4.0% at 2006), due through 2008	16	43
Euro fixed rate note, collateralized by one ship, bearing interest at 4.74%		134
Other	2	1

Total Secured	952	1,229

Unsecured Long-term Debt and Short-term Borrowings
Revolving credit facility, bearing interest at LIBOR plus 0.175% (4.5% at 2007)(c)	1,019
Fixed rate notes, bearing interest at 3.75% to 7.2%, due through 2028(d)(e)	2,793	2,542
Euro fixed rate notes, bearing interest at 4.4% to 4.74% in 2007 and 4.4% in 2006, due through 2013	1,230	985
Euro floating rate notes, bearing interest at EURIBOR plus 0.18% to EURIBOR plus 0.33% (4.47% to 4.83% at 2007 and 3.83% at 2006), due through 2019(e)	879	486
Sterling fixed rate notes, bearing interest at 5.63%, due in 2012	437	415
Sterling floating rate note, bearing interest at GBP LIBOR plus 0.33% (5.52% at 2006)		322
Other	31	34
Convertible notes, bearing interest at 2%, due in 2021, with next put option in 2008	595	599
Convertible notes, bearing interest at 1.75%, net of discount, with a face value of $889 million, due in 2033, with first put option in 2008	575	575
Zero-coupon convertible notes, net of discount, with a face value of $378 million at 2007 and $386 million at 2006, due in 2021, with next put option in 2008	226	222

Total Unsecured Long-term Debt	7,785	6,180

U.S. bank loans and commercial paper, with weighted- average interest rates of 4.8% at 2007 and 5.4% at 2006	15	381
Euro bank loans with weighted-average interest rates of 4.3% at 2007 and 3.6% at 2006	100	57

Total Unsecured Short-term Borrowings	115	438

Total Unsecured	7,900	6,618

Total Debt	8,852	7,847
Less short-term borrowings	(115)	(438)
Less current portion of long-term debt	(1,028)	(1,054)
Less convertible debt subject to current put options	(1,396)

Total Long-term Debt	$6,313	$6,355

(a)

All interest rates are as of year ends. At November 30, 2007, 53%, 37% and 10%, (57%, 29% and 14% at November 30, 2006) of our debt was U.S. dollar, Euro and Sterling- denominated, respectively, including the effect of foreign currency swaps. At November 30, 2007 and 2006, 69% and 31% (68% and 32% at November 30, 2006) of our debt bore fixed and variable interest rates, including the effect of interest rate swaps, respectively.

(b)	A portion of two Princess ships has been financed with borrowings having both fixed and variable interest rate components.

(c)

We do not intend to repay €250 million and €185 million (aggregate of $645 million U.S. dollars at the November 30, 2007 exchange rate) of our outstanding revolving credit facility debt prior to 2010 and 2012, respectively, and since we have the ability to refinance this on a long-term basis, it has been classified as long-term debt in the accompanying November 30, 2007 balance sheet.

(d)

In fiscal 2007, we borrowed $360 million, $380 million, €234 million ($347 million U.S. dollars at the November 30, 2007 exchange rate) and $434 million under unsecured term loan facilities, which proceeds were used to pay a portion of the Carnival Freedom, Emerald Princess, AIDAdiva and Queen Victoria purchase prices, respectively. These facilities bear an aggregate weighted-average interest rate of 4.5% at November 30, 2007, and are repayable in semi-annual installments through 2019.

(e)	Includes an aggregate $1.32 billion of debt whose interest rate may increase upon reductions in the senior unsecured credit ratings of Carnival Corporation or Carnival plc.

          At November 30, 2007, the scheduled annual maturities of our debt was as follows (in millions): $2,539, $329, $1,342, $325, $1,028 and $3,289 in fiscal 2008 through 2012 and thereafter, respectively.

          Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the notes or the noteholders first put option date, whichever is earlier. In addition, all debt issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

          Convertible Notes

          Carnival Corporation’s 2% convertible notes (“2% Notes”), 1.75% convertible notes (“1.75% Notes”) and zero-coupon convertible notes (“Zero-Coupon Notes”) are convertible into 15.2 million shares, a maximum of 20.9 million shares (10.8 million shares during fiscal 2007) and 6.3 million shares, respectively, of Carnival Corporation common stock.

          The 2% Notes are convertible at a conversion price of $39.14 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than $43.05 per share for a defined duration of time in the preceding fiscal quarter. The conditions for conversion of the 2% Notes were satisfied throughout 2007 and 2005, and during the first and last quarters of fiscal 2006. In fiscal 2007, $4 million of our 2% Notes were converted into 0.1 million shares of Carnival Corporation common stock, of which a nominal amount was issued from treasury stock and in fiscal 2006 and 2005 only nominal amounts were converted.

          The 1.75% Notes are convertible at a conversion price of $53.11 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than a specified trigger price for a defined duration of time in the preceding fiscal quarter. During the fiscal quarters ending from August 31, 2003 through April 29, 2008, the trigger price is $63.73 per share. Thereafter, this conversion trigger price increases each quarter based on an annual rate of 1.75%, until maturity. The conditions for conversion of the 1.75% Notes have not yet been satisfied. In addition, holders may also surrender the 1.75% Notes for conversion if their credit rating is Baa3 or lower by Moody’s Investors Service and BBB- or lower by Standard & Poor’s Rating Services. The 1.75% Notes interest is payable in cash semi-annually in arrears through April 29, 2008. Effective April 30, 2008, the 1.75% Notes no longer require a cash interest payment, but interest will accrete at a 1.75% yield to maturity.

          The Zero-Coupon Notes have a 3.75% yield to maturity and are convertible during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than a specified trigger price for a defined duration of time in the preceding fiscal quarter. The trigger price increases at an annual rate of 3.75% until maturity. The trigger price of $39.55 for the 2007 fourth quarter was achieved and, accordingly, the Zero-Coupon Notes are convertible during the 2008 first quarter at a conversion price of $35.96. During fiscal 2007, 2006 and 2005, $4 million, $69 million and $297 million of our Zero-Coupon Notes were converted at their accreted value into 0.1 million, 2.1 million and 9.0 million shares of Carnival Corporation common stock, respectively, of which a nominal amount, 1.9 million and 6.2 million shares were issued from treasury stock, respectively. No Zero-Coupon Notes were converted prior to fiscal 2005.

          At November 30, 2007, our 2% Notes, 1.75% Notes and Zero-Coupon Notes were classified as current liabilities, since we may be required to repurchase all or a portion of these notes at the option of the noteholders on April 15, 2008, April 29, 2008 and October 24, 2008, respectively. If the 2%, 1.75% and Zero-Coupon noteholders do not exercise their options, then we will change the classification of the notes to long-term, as the next holders’ optional redemption date does not occur until after November 30, 2008 as noted below.

          On April 29 of 2013, 2018, 2023 and 2028 the 1.75% noteholders, on October 24 of 2011 and 2016 the Zero-Coupon noteholders and on April 15, 2011 the 2% noteholders may require us to repurchase all or a portion of the outstanding 1.75% Notes and Zero-Coupon Notes at their accreted values and the 2% Notes at their face value plus any unpaid accrued interest.

          Subsequent to April 28, 2008 and October 23, 2008, we may redeem all or a portion of the 1.75% Notes and Zero-Coupon Notes, respectively, at their accreted values and subsequent to April 14, 2008, we may redeem all or a portion of our 2% Notes at their face value plus any unpaid accrued interest, subject to the noteholders’ right to convert.

          Upon conversion, redemption or repurchase of the 1.75% Notes, the 2% Notes and the Zero-Coupon Notes, we may choose to deliver Carnival Corporation common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable.

          Revolving Credit and Committed Financing Facilities

          Carnival Corporation, Carnival plc and certain of Carnival plc’s subsidiaries are parties to an unsecured multi-currency revolving credit facility for $1.2 billion, €400 million and £200 million (aggregating $2.21 billion U.S. dollars at the November 30, 2007 exchange rates) (the “Facility”). At November 30, 2007, €525 million ($779 million U.S. dollars at the November 30, 2007 exchange rate) and $240 million was outstanding under the Facility. The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 17.5 basis points (“BPS”). In addition, we are required to pay a commitment fee of 30% of the margin per annum. Both the margin and the commitment fee will vary based on changes to Carnival Corporation’s senior unsecured credit ratings. If more than 50% of the Facility is drawn, we will incur an additional 5 BPS utilization fee on the total amount outstanding. Substantially all of this Facility expires in October 2012.

          Our multi-currency commercial paper programs are supported by this Facility and, accordingly, any amounts outstanding under our commercial paper programs effectively reduce the aggregate amount available under this Facility. At November 30, 2007, we had no borrowings outstanding under our U.S. or multi-currency commercial paper programs. This Facility also supports £51 million ($106 million U.S. dollars at the November 30, 2007 exchange rate) of bonds issued by the Facility lenders on behalf of Carnival Corporation & plc. At November 30, 2007, $1.08 billion was available under the Facility, based on the November 30, 2007 exchange rates.

          At November 30, 2007, we had a total of four separate unsecured long-term ship loan financing facilities under which we have the option to borrow up to an aggregate of $1.78 billion to finance a portion of the purchase price of four new ships currently under contract. These ships are expected to be delivered through 2009. These facilities are repayable semi-annually over a 12 year period. However, we have the option to terminate each facility up until 60 days prior to the underlying ship’s delivery date.

          The Facility and our other loan and derivative agreements contain covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders’ equity, and to limit our debt to capital and debt to equity ratios, and the amounts of our secured assets and secured indebtedness. Generally, if an event of default under any loan agreement is triggered, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due and the underlying facilities could be terminated. At November 30, 2007, we believe we were in compliance with all of our debt covenants.

          In January 2008, we entered into three separate unsecured $500 million variable rate revolving credit facilities for an aggregate of $1.5 billion, each of which will expire on December 31, 2008.

NOTE 6 – Commitments

           Ship Commitments

           A description of our ships under contract for construction at November 30, 2007, as adjusted for our new ship orders placed in December 2007, was as follows:

	Expected Service Date(a)	Passenger Capacity
			Estimated Total Cost(b)
Brand and Ship			Euro	Sterling	USD

			(in millions)
Carnival Cruise Lines
Carnival Splendor (c)	7/08	3,000			$640
Carnival Dream	10/09	3,652	€570
Carnival Magic	6/11	3,652	570

Total Carnival Cruise Lines		10,304	1,140		640

Holland America Line
Eurodam	7/08	2,104			480
Newbuild	7/10	2,106	420

Total Holland America Line		4,210	420		480

Princess
Ruby Princess	11/08	3,080			595

Seabourn
Seabourn Odyssey	6/09	450	200
Newbuild	6/10	450	200
Newbuild	6/11	450	200

Total Seabourn		1,350	600

Costa (d)
Costa Luminosa	5/09	2,260	430
Costa Pacifica	6/09	3,000	485
Newbuild	2/10	2,260	430
Newbuild	7/11	3,004	520
Newbuild	5/12	3,004	520

Total Costa		13,528	2,385

AIDA (d)
AIDAbella	4/08	2,050	315
AIDAluna	4/09	2,050	315
Newbuild	3/10	2,174	350
Newbuild(e)	4/11	2,174	380
Newbuild(e)	6/12	2,174	385

Total AIDA		10,622	1,745

Cunard
Queen Elizabeth	10/10	2,092	500

P&O Cruises
Ventura(c)	4/08	3,076		£355
Newbuild	4/10	3,076	545

Total P&O Cruises		6,152	545	355

Total Euro Commitments			€7,335

Total Euro Commitments converted to USD(f)					10,875

Total Sterling Commitment				£355

Total Sterling Commitment converted to USD(f)					740

Grand Total		51,338			$13,330

(a)	The expected service date is the month in which the ship is currently expected to begin its first revenue generating cruise.

(b)

Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. All of our ship construction contracts are with the Fincantieri shipyards in Italy, except for AIDA’s and Seabourn’s which are with the Meyer Werft shipyard in Germany and T. Mariotti shipyard in Italy, respectively. In addition, the estimated total cost reflects the currency denomination that we are committed to expend, including the effect of foreign currency swaps and nonderivative designated cash equivalent hedge balances.

(c)

These construction contracts are denominated in Euros and, accordingly, the Euro amounts have been fixed into Sterling or U.S. dollars, which are the functional currencies of the cruise brands that are expected to operate the ships, by utilizing foreign currency swaps and designated Euro cash equivalent balances.

(d)	These construction contracts are denominated in Euros, which is the functional currency of the cruise brands that are expected to operate the ships.

(e)	These ship orders were entered into in December 2007.

(f)	The estimated total costs of these contracts denominated in Euros and Sterling have been translated into U.S. dollars using the November 30, 2007 exchange rates.

          In connection with our cruise ships under contract for construction listed above, we have paid $1.01 billion through November 30, 2007 and anticipate paying the remaining estimated total costs as follows: $2.68 billion, $2.96 billion, $3.33 billion, $2.20 billion and $1.15 billion in fiscal 2008, 2009, 2010, 2011 and 2012, respectively.

          Operating Leases

          Rent expense under our operating leases, primarily for office, warehouse and ship operating leases, was $46 million, $47 million and $50 million in fiscal 2007, 2006 and 2005, respectively. At November 30, 2007, minimum annual rentals for our operating leases, with initial or remaining terms in excess of one year, were as follows (in millions): $38, $40, $33, $31, $30 and $158 in fiscal 2008 through 2012 and thereafter, respectively.

          Port Facilities and Other

          At November 30, 2007, minimum amounts payable for our annual usage of port facilities and other contractual commitments with remaining terms in excess of one year were as follows (in millions): $111, $95, $75, $51, $45 and $184 in fiscal 2008 through 2012 and thereafter, respectively.

NOTE 7 – Contingencies

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

          Contingent Obligations

          At November 30, 2007, Carnival Corporation had contingent obligations totaling approximately $1.07 billion to participants in lease out and lease back type transactions for three of its ships. At the inception of the leases, the entire amount of the contingent obligations was paid by Carnival Corporation to major financial institutions to enable them to directly pay these obligations. Accordingly, these obligations are considered extinguished, and neither the funds nor the contingent obligations have been included on our balance sheets. Carnival Corporation would only be required to make payments for these contingent obligations in the remote event of nonperformance by these major financial institutions, all of which have long-term credit ratings of AA or higher. In addition, Carnival Corporation obtained a direct guarantee from AA or higher rated financial institutions for $278 million of the above noted contingent obligations, thereby further reducing the already remote exposure to this portion of the contingent obligations. In certain cases, if the credit ratings of the major financial institutions who are directly paying the contingent obligations fall below AA-, which we believe is remote, then Carnival Corporation will be required to move those funds being held by those institutions to other financial institutions whose credit ratings are AA- or above. If such unlikely events were to occur, we would incur costs that we estimate would not be material to our financial statements. If Carnival Corporation’s credit rating, which is A-, falls below BBB, it would be required to provide a standby letter of credit for $77 million, or alternatively provide mortgages in the aggregate amount of $77 million on two of its ships.

          In the unlikely event that Carnival Corporation were to terminate the three lease agreements early or default on its obligations, it would, as of November 30, 2007, have to pay a total of $179 million in stipulated damages. As of November 30, 2007, $183 million of standby letters of credit have been issued by a major financial institution in order to provide further security for the payment of these contingent stipulated damages. In addition, we have a $170 million back-up letter of credit issued under a loan facility in support of these standby letters of credit. Between 2017 and 2022, we have the right to exercise options that would terminate these three lease transactions at no cost to us.

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

          War Risk Insurance

          We maintain war risk insurance, subject to coverage limits, deductibles and exclusions for claims such as those arising from chemical, nuclear and biological attacks, on all of our ships covering our legal liability to crew, guests and other third parties as well as loss or damage to our vessels arising from war or war-like actions, including terrorist incidents. Under the terms of our war risk insurance coverage, which is typical for war risk policies in the marine industry, underwriters can give seven days notice to the insured that the liability and physical damage policies will be cancelled.

NOTE 8 - Income and Other Taxes

          We are foreign corporations primarily engaged in the international operation of vessels. Generally, income from the international operation of vessels is subject to preferential tax regimes in the countries where the vessel owning companies are incorporated and exempt from income tax in other countries where the vessels call due to the application of income tax treaties or, in the case of the U.S., treaties or Section 883 of the Internal Revenue Code. Income we earn that is not associated with the international operation of ships or earned in countries without preferential tax regimes is subject to income tax in the countries where such income is earned.

          Regulations have been issued under Section 883 that limit the types of income deemed to be derived from the international operation of a ship. Accordingly, our provision for U.S. federal income taxes includes taxes on a portion of our ship operations in addition to the transportation, hotel and tour businesses of Holland America Tours and Princess Tours. In addition, during the fourth quarter of 2005 and first quarter of 2006 we chartered three ships to the Military Sealift Command in connection with the Hurricane Katrina relief effort. Income from these charters is not considered to be income from the international operation of our ships and, accordingly, approximately $11 million and $18 million of income taxes were provided on the net earnings of these charters in fiscal 2006 and 2005, respectively, at a tax rate of approximately 57%.

          If we were found not to qualify for exemption pursuant to applicable income tax treaties or under the Internal Revenue Code or if the income tax treaties or Internal Revenue Code were to be changed in a manner adverse to us, a portion of our income would become subject to taxation by the U.S.

          AIDA, Costa, Cunard, Ocean Village, P&O Cruises and P&O Cruises Australia are subject to income tax under the tonnage tax regimes of either Italy or the United Kingdom. Under both tonnage tax regimes, shipping profits, as defined under the applicable law, are subject to corporation tax by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits under tonnage tax rules is taxable under either the Italian tax regime applicable to Italian-registered ships or the normal UK income tax rules. We believe that substantially all of the ordinary income attributable to these brands constitutes shipping profits and, accordingly, Italian and UK income tax expenses for these operations have been and are expected to be minimal under the current tax regimes.

          We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. All interest expense related to income tax liabilities are classified as income tax expenses. In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes and/or fees based on guest counts, ship tonnage, ship capacity or some other measure.

          See Note 16 for additional discussion related to the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).

NOTE 9 - Shareholders’ Equity

          Carnival Corporation’s articles of incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock, and Carnival plc has 100,000 authorized preference shares. At November 30, 2007 and 2006, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued.

          In June 2006, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation Common Stock and/or Carnival plc ordinary shares subject to certain restrictions. On September 19, 2007, the Boards of Directors increased the remaining $578 million authorization back to $1 billion. During fiscal 2007, 2006 and 2005, we purchased 0.2 million, 18.7 million and 8.0 million shares of Carnival Corporation common stock, respectively, and 7.3 million and 0.6 million shares of Carnival plc ordinary shares in fiscal 2007 and 2006, respectively. At January 28, 2008, the remaining availability pursuant to our repurchase program was $788 million. No expiration date has been specified for this authorization and the Carnival plc share repurchase authorization requires annual shareholder approval.

          At November 30, 2007, there were 71.1 million shares of Carnival Corporation common stock reserved for issuance pursuant to its convertible notes and its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 12.8 million ordinary shares for future issuance under its employee benefit plans.

          At November 30, 2007 and 2006, accumulated other comprehensive income was as follows (in millions):

	2007	2006

Cumulative foreign currency translation adjustments, net	$1,338	$689
Minimum pension liability adjustments		(17)
Unrecognized pension expenses	(32)
Unrealized loss on marketable security	(5)
Unrealized losses on cash flow derivative hedges, net	(5)	(11)

	$1,296	$661

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

          Other Assets

          At November 30, 2007 and 2006, long-term other assets included notes and other receivables and marketable securities, including those held in rabbi trusts for certain of our nonqualified benefit plans. These assets had carrying and fair values of $558 million and $551 million, respectively, at November 30, 2007 and carrying and fair values of $445 million and $440 million at November 30, 2006, respectively. Fair values were based on public market prices or estimated discounted future cash flows.

          Debt

          The fair values of our non-convertible debt and convertible notes were $7.41 billion and $1.60 billion, respectively, at November 30, 2007 and $6.50 billion and $1.73 billion at November 30, 2006, respectively. These fair values were (lower) or greater than the related carrying values by $(49) million and $205 million, respectively, at November 30, 2007 and greater than the related carrying values by $50 million and $338 million at November 30, 2006, respectively. The net difference between the fair value of our non-convertible debt and its carrying value was due primarily to the market interest rates in existence at the respective measurement dates being higher or lower than the rates on our fixed interest rate debt obligations. The net difference between the fair value of our convertible notes and their carrying value is largely due to the impact of changes in the Carnival Corporation common stock price on the value of our convertible notes on those measurement dates. The fair values of our unsecured fixed rate public notes, convertible notes, Sterling notes and unsecured 4.4% Euro notes were based on their public market prices. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

          Foreign Currency Swaps and Other Hedging Instruments

          At November 30, 2007, we have foreign currency swaps that are designated as foreign currency fair value hedges for one of our Euro-denominated shipbuilding contracts and a portion of another shipbuilding contract (see Note 6). At November 30, 2007 and 2006, the fair value of the foreign currency swaps related to our shipbuilding commitments was an unrealized gain of $13 million and an unrealized loss of $26 million, respectively. These foreign currency swaps mature in 2008.

          At November 30, 2007, we have foreign currency swaps totaling $378 million that are designated as hedges of our net investments in foreign subsidiaries, which have a Euro-denominated functional currency. These foreign currency swaps were entered into to effectively convert U.S. dollar-denominated debt into Euro debt. At November 30, 2007, we also have designated foreign currency cash flow swaps that effectively convert $438 million of fixed interest rate debt into Sterling fixed interest rate debt. At November 30, 2006, we have foreign currency swaps totaling $1.25 billion that are designated as hedges of our net investments in foreign subsidiaries, which have Euro and Sterling-denominated functional currencies. Those foreign currency swaps were entered into to effectively convert $267 million and $842 million of U.S. dollar-denominated debt into Sterling debt and Euro debt, respectively, at November 30, 2006. In addition, $143 million of Euro-denominated debt was effectively converted into Sterling debt at November 30, 2006. At November 30, 2007 and 2006, the fair value of these foreign currency swaps was a net unrealized loss of $26 million and an unrealized loss of $169 million, respectively, which is included in the cumulative translation adjustment component of AOCI. These currency swaps mature through 2019. Finally, at November 30, 2007 we have €296 million of cash equivalents that are designated as a fair value hedge for a portion of a shipbuilding contract, which resulted in a $44 million shipbuilding commitment gain as of that date.

          The fair values of these foreign currency swaps were estimated based on prices quoted by financial institutions for these instruments based on active market prices for these instruments.

          As of November 30, 2007 and 2006 we have designated $1.89 billion and $1.02 billion of our Euro and $457 million and $431 million of our Sterling debt and other obligations, respectively, which mature through 2019, as nonderivative hedges of our net investments in foreign subsidiaries. Accordingly, we have included $372 million and $209 million of cumulative foreign currency transaction losses in the cumulative translation adjustment component of AOCI at November 30, 2007 and 2006, respectively.

          Interest Rate Swaps

          We have interest rate swap agreements designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making variable interest rate payments. At November 30, 2007 and 2006, these interest rate swap agreements effectively changed $204 million and $932 million, respectively, of fixed rate debt to EURIBOR or LIBOR-based floating rate debt. These interest rate swap agreements mature through 2010. At November 30, 2007 and 2006, the fair value of our interest rate swaps designated as fair value hedges was a net unrealized gain of $3 million and a net unrealized loss of $4 million, respectively.

          We also had interest rate swap agreements designated as cash flow hedges whereby we received variable interest rate payments in exchange for making fixed interest rate payments. At November 30, 2007 and 2006, these interest rate swap agreements effectively changed $16 million and $365 million, respectively, of EURIBOR or LIBOR-based floating rate debt to fixed rate debt. The outstanding interest rate swap agreement matures in 2008. At November 30, 2007 and 2006, the fair value of our interest rate swaps designated as cash flow hedges was an unrealized gain of $0.2 million and $2 million, respectively.

          The estimated fair values of our interest rate swap agreements were obtained from valuations performed by financial institutions based on active market prices for these instruments.

NOTE 11 - Segment Information

          Our cruise segment includes all of our cruise brands, which have been aggregated as a single reportable segment based on the similarity of their economic and other characteristics, including the products and services they provide. Substantially all of our other segment represents the hotel, tour and transportation operations of Holland America Tours and Princess Tours. The significant accounting policies of our segments are the same as those described in Note 2 – “Summary of Significant Accounting Policies.” Information for our cruise and other segments as of and for the years ended November 30 was as follows (in millions):

	Revenues(a)	Operating expenses	Selling and administrative	Depreciation and amortization	Operating income	Capital expenditures	Total assets

2007
Cruise	$12,638	$7,332	$1,547	$1,065	$2,694	$3,265	$33,602
Other	553	454	32	36	31	47	579	(b)
Intersegment elimination	(158)	(158)

	$13,033	$7,628	$1,579	$1,101	$2,725	$3,312	$34,181

2006
Cruise	$11,417	$6,477	$1,405	$954	$2,581	$2,395	$29,968
Other	533	425	42	34	32	85	584	(b)
Intersegment elimination	(111)	(111)

	$11,839	$6,791	$1,447	$988	$2,613	$2,480	$30,552

2005
Cruise	$10,737	$5,964	$1,289	$873	$2,611	$1,892	$27,782
Other	461	358	46	29	28	85	567	(b)
Intersegment elimination	(104)	(104)

	$11,094	$6,218	$1,335	$902	$2,639	$1,977	$28,349

(a)

A portion of other segment revenues include revenues for the cruise portion of a tour, when a cruise is sold along with a land tour package by Holland America Tours or Princess Tours, and shore excursion and port hospitality services provided to cruise guests by these tour companies. These intersegment revenues, which are included in full in the cruise segment, are eliminated directly against the other segment revenues and operating expenses in the line “Intersegment elimination.”

(b)

Other segment assets primarily included hotels and lodges in the state of Alaska and the Canadian Yukon Territory, motorcoaches used for sightseeing and charters and domed rail cars, which run on the Alaska Railroad.

          Foreign revenues for our cruise brands represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. Substantially all of our long–lived assets are located outside of the U.S. and consist principally of our ships and ships under construction and exclude goodwill and trademarks.

          Revenues by geographic area, which is based on where the guest is from, for fiscal 2007, 2006 and 2005 was as follows (in millions):

	2007	2006	2005

North America	$7,803	$7,679	$7,283
Europe	4,355	3,473	3,231
Others	875	687	580

	$13,033	$11,839	$11,094

NOTE 12 - Benefit Plans

          Stock Incentive Plans

          We issue our share-based compensation awards under the Carnival Corporation and Carnival plc stock plans, which have an aggregate of 38.6 million shares available for future grant at November 30, 2007. These plans allow us to issue stock options, restricted stock awards and restricted stock units (collectively “incentive awards”). Incentive awards are primarily granted to management level employees and members of our Board of Directors. The plans are administered by a committee of our independent directors (the “Committee”), that determines who is eligible to participate, the number of shares for which incentive awards are to be granted and the amounts that may be exercised within a specified term. These plans allow us to fulfill our incentive award obligations using shares purchased in the open market, or with unissued or treasury shares. Certain incentive awards provide for accelerated vesting if we have a change in control, as defined.

          Effective December 1, 2005 we adopted the provisions of SFAS No. 123(R), which required us to measure and recognize compensation expense for all share-based compensation awards. The total share-based compensation expense was $64 million and $68 million for fiscal 2007 and 2006, of which $57 million and $60 million has been included in the Consolidated Statements of Operations as selling, general and administrative expenses and $7 million and $8 million as cruise payroll expenses, respectively.

          In fiscal 2005, we did not recognize compensation expense for the issuance of stock options with an exercise price equal to or greater than the market price of the underlying shares at the date of grant. Had we elected to charge earnings for the estimated fair value of stock options in fiscal 2005, our fiscal 2005 pro forma net income and pro forma earnings per share would have been as follows (in millions, except per share amounts):

Net income, as reported	$2,253
Share-based compensation expense included in net income, as reported	12
Total share-based compensation expense determined under the fair value-based method for all awards(a)	(86)

Pro forma net income for basic earnings per share	2,179
Interest on dilutive convertible notes	47

Pro forma net income for diluted earnings per share	$2,226

Earnings per share
Basic
As reported	$2.80

Pro forma	$2.70

Diluted
As reported	$2.70

Pro forma	$2.62

(a)	This amount includes the expensing of stock options made to retirement-eligible employees over the expected vesting period of the option and accounting for the impact of forfeitures as they occur.

          As permitted by SFAS No. 123 and SFAS No. 123(R), the fair values of options were estimated using the Black-Scholes option-pricing model. The Black-Scholes weighted-average values and assumptions were as follows:

	Years ended November 30,

	2007	2006	2005

Fair value of options at the dates of grant	$11.76	$12.25	$12.99

Risk-free interest rate (a)	4.9%	4.5%	4.1%

Expected dividend yield	3.3%	2.6%	1.9%

Expected volatility (b)	29.3%	29.2%	27.0%

Expected option life (in years)(c)	5.00	4.75	4.74

(a)	The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected option life assumed at the date of grant.

(b)	The expected volatility is based on a weighting of the implied volatilities derived from our exchange traded options and convertible notes and the historical volatility of our common stock.

(c)

The average expected life was based on the contractual term of the option and expected employee exercise behavior. Based on our assessment of employee groupings and observable behaviors, we determined that a single grouping is appropriate.

          Stock Option Plans

          The Committee generally sets stock option exercise prices at 100% or more of the fair market value of the underlying common stock/ordinary shares on the date the option is granted. All stock options granted during fiscal 2007, 2006 and 2005 were granted at an exercise price per share equal to or greater than the fair market value of the Carnival Corporation common stock and Carnival plc ordinary shares on the date of grant. Generally employee options either vest evenly over five years or at the end of three years. Our employee options granted prior to October 2005 have a ten-year term and those options granted thereafter have a seven-year term. In the fourth quarter of fiscal 2007, the Committee decided to cease granting employee stock options, and to grant restricted stock units (“RSUs”) or restricted stock awards (“RSAs”) to our employees who were previously granted options. This change from options to RSUs/RSAs will enable us to have a more uniform method of granting incentive awards to our employees. Since fiscal 2001, Carnival Corporation director options vest evenly over five years and have a ten-year term.

          A combined summary of Carnival Corporation and Carnival plc stock option activity during the year ended November 30, 2007 was as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value(a)

			(in years)	(in millions)

Outstanding at November 30, 2006	19,521,999	$42.55
Granted(b)	289,745	$49.98
Exercised	(1,696,029)	$31.18
Forfeited or expired	(398,823)	$48.12

Outstanding at November 30, 2007	17,716,892	$44.22	5.1	$87

Exercisable at November 30, 2007	11,533,021	$41.61	4.6	$76

(a)	The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price at November 30, 2007.

(b)	The October 2007 annual grant of options to certain employees was not made, and it is expected to be replaced with a February 2008 grant of RSUs/RSAs.

          As of the dates of exercise, the total intrinsic value of options exercised in fiscal 2007, 2006 and 2005 was $31 million, $48 million and $37 million, respectively. As of November 30, 2007, there was $47 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.7 years.

          Restricted Stock Awards and Restricted Stock Units

          RSAs generally have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. Prior to fiscal 2006, unearned stock compensation was recorded within shareholders’ equity at the date of award based on the quoted market price of the Carnival Corporation common stock on the date of grant. In fiscal 2006 upon adoption of SFAS No. 123(R), the $13 million of unearned stock compensation as of November 30, 2005 was required to be charged against additional paid-in capital. RSAs have been granted to certain officers and non-executive board members and either have three or five-year cliff vesting or vest evenly over five years after the grant date. In addition, Carnival Corporation and Carnival plc grant RSUs that vest evenly over five years or at the end of three or five years after the grant date and accrue dividend equivalents on each outstanding RSU, in the form of additional RSUs, based on dividends declared. The share-based compensation expense associated with RSAs and RSUs is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant, and is amortized to expense using the straight-line method from the grant date through the earlier of the vesting date or the estimated retirement eligibility date.

          During the year ended November 30, 2007, RSA and RSU activity was as follows:

	Restricted Stock Awards		Restricted Stock Units

	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value

Outstanding at
November 30, 2006	890,711	$40.20	378,848	$51.88
Granted	232,846	$49.98	443,747	$49.89
Vested	(205,250)	$28.09	(65,344)	$47.24
Forfeited			(19,812)	$51.63

Outstanding at
November 30, 2007	918,307	$45.39	737,439	$51.10

          The total grant date fair value of RSAs and RSUs vested during fiscal 2007, 2006 and 2005 was $9 million, $9 million and $8 million, respectively. As of November 30, 2007, there was $26 million of total unrecognized compensation cost related to RSAs and RSUs. This cost is expected to be recognized over a weighted-average period of 1.6 years.

          Defined Benefit Pension Plans

          We have several defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining all of our plans’ benefit obligations at November 30, 2007, we assumed a weighted-average discount rate of 5.84%. The net assets or liabilities related to the obligations under these single employer defined benefit pension plans are not material.

          In addition, P&O Cruises, Princess and Cunard participate in an industry-wide British Merchant Navy Officers Pension Fund (“MNOPF”), a defined benefit multiemployer pension plan available to certain of their British shipboard officers. The MNOPF is divided into two sections, the “New Section” and the “Old Section,” each of which covers a different group of participants, with the Old Section closed to further benefit accrual and the New Section only closed to new membership. At November 30, 2007, the New Section was estimated to have a funding deficit before taking into account future installments of deficit contributions due from participating employers and the Old Section was estimated to have a funding surplus.

          Substantially all of any MNOPF New Section deficit liability which we may have relates to the obligations of P&O Cruises and Princess, which existed prior to the combination in 2003 of Carnival Corporation’s and Carnival plc’s businesses into a DLC. However, since the MNOPF is a multiemployer plan and it was not probable that we would withdraw from the plan nor was our share of the liability certain, we could not record our estimated share of the ultimate deficit as a Carnival plc acquisition liability that existed at the DLC transaction date. The amount of our share of the fund’s ultimate deficit could vary considerably if different pension assumptions and/or estimates were used. Therefore, we expense our portion of any deficit as amounts are invoiced by, and become due and payable to, the fund’s trustee. In 2007 and 2005, we received special assessment invoices from the fund for what the trustee calculated to be our additional share of the entire MNOPF liability, based on their most recent actuarial valuations. Accordingly, we recorded the full invoiced liability of $20 million and $23 million in payroll and related expense in 2007 and 2005, respectively. It is still possible that the fund’s trustee may invoice us for additional amounts in the future for various reasons, including if they believe the fund requires further contributions.

          Total expense for all defined benefit pension plans, including multiemployer plans, was $55 million, $28 million and $45 million in fiscal 2007, 2006 and 2005, respectively.

          On November 30, 2007, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment to FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 required us upon adoption to recognize the funded status of our defined benefit single employer pension plans. Accordingly, as of November 30, 2007, we recorded an increase in our pension plan assets and liabilities of $17 million and $24 million, respectively, and a reduction to AOCI of $7 million. The adoption of SFAS No. 158 had no effect on our Consolidated Statement of Operations for fiscal 2007, or for any prior period presented, and it will not effect our results of operations in future periods.

          Defined Contribution Plans

          We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans was $18 million, $17 million and $14 million in fiscal 2007, 2006 and 2005, respectively.

NOTE 13 - Earnings Per Share

          Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,

	2007	2006	2005

Net income	$2,408	$2,279	$2,253
Interest on dilutive convertible notes	34	36	47

Net income for diluted earnings per share	$2,442	$2,315	$2,300

Weighted-average common and ordinary shares outstanding	793	801	806
Dilutive effect of convertible notes	33	33	42
Dilutive effect of stock plans	2	2	5

Diluted weighted-average shares outstanding	828	836	853

Basic earnings per share	$3.04	$2.85	$2.80

Diluted earnings per share	$2.95	$2.77	$2.70

          Options to purchase 8.3 million, 8.5 million and 2.1 million shares for fiscal 2007, 2006 and 2005, respectively, were excluded from our diluted earnings per share computation since the effect of including them was anti-dilutive.

NOTE 14 - Supplemental Cash Flow Information

          Total cash paid for interest was $414 million, $363 million and $314 million in fiscal 2007, 2006 and 2005, respectively. In addition, cash paid for income taxes was $14 million, $47 million and $15 million in fiscal 2007, 2006 and 2005, respectively. Finally, in 2007, 2006 and 2005, $8 million, $69 million and $297 million of our convertible notes were converted through a combination of the issuance of Carnival Corporation treasury stock and newly issued Carnival Corporation common stock, which represented a noncash financing activity.

NOTE 15 - Acquisition

          In September 2007, we entered into an agreement with Orizonia Corporation, Spain’s largest travel company to operate Ibero Cruises, a Spanish cruise line, for an investment of €290 million, which we funded with €105 million of cash and €185 million in proceeds that Ibero Cruises borrowed under a portion of our Facility. Orizonia contributed €35 million of assets, principally trademarks and goodwill, for their 25% interest in the venture. Ibero Cruises operates two contemporary Spanish cruise ships, the 834-passenger capacity Grand Voyager, and the 1,244-passenger capacity Grand Mistral, which were built in 2000 and 1999, respectively. For reporting purposes, we have included Ibero Cruises’ results of operations within our consolidated financial results since September 1, 2007. The pro forma impact of including Ibero Cruises in our results as if the acquisition took place on December 1, 2005 and December 1, 2006 has not been presented due to its immaterial effect.

          The acquisition was accounted for as a business purchase combination using the purchase method of accounting under the provisions of SFAS No. 141, “Business Combinations”. The purchase price was allocated to tangible and identifiable intangible assets acquired based on their estimated fair values at the acquisition date, with the excess allocated to goodwill. The $451 million purchase price was allocated as follows: $254 million to ships, $161 million to goodwill, $35 million to trademarks and $1 million to other.

NOTE 16 - Recent Accounting Pronouncements

          In June 2006, FIN 48 was issued which clarifies, among other things, the accounting for uncertain income tax positions by prescribing a minimum probability threshold that a tax position must meet before a financial statement income tax benefit is recognized. The minimum threshold is defined as a tax position that, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate resolution. FIN 48 must be applied to all existing income tax positions upon adoption. The cumulative effect of applying FIN 48 at adoption is required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. We are required to implement FIN 48 as of the beginning of fiscal 2008.

          The adoption of FIN 48 will not have a material impact on our opening December 1, 2007 retained earnings. Based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not material to our November 30, 2007 financial position. However, income tax laws and regulations under which our uncertain income tax position liabilities are determined could change or could be interpreted differently. For example, changes to how Section 883 of the Internal Revenue Code and related regulations are interpreted could result in additional uncertain income tax position liabilities having to be recognized. The Internal Revenue Service is currently auditing our U.S. domestic operations’ income tax returns for fiscal 2004 and 2005. Finally, our primary income tax jurisdictions for which our income tax returns remain subject to examination are the U.S., Italy and the UK for the years ended November 30, 2004, 2003 and 2002, respectively.

Report of Independent Registered Certified Public Accounting Firm
To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) at November 30, 2007 and November 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A of the 2007 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, effective December 1, 2005 the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. In addition, as discussed in Note 12 to the consolidated financial statements, effective November 30, 2007 the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Miami, Florida
January 28, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Concerning Factors That May Affect Future Results

          Some of the statements contained in this 2007 Annual Report are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlook, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “believe,” “expect,” “anticipate,” “forecast,” “future,” “intends,” “plan,” and “estimate” and similar expressions.

          Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2007 Annual Report. Forward-looking statements include those statements which may impact the forecasting of our earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and/or tax costs, fuel costs, costs per available lower berth day (“ALBD”), estimates of ship depreciable lives and residual values, outlook or business prospects. These factors include, but are not limited to, the following:

-

general economic and business conditions and perceptions of these conditions that may adversely impact the levels of our potential vacationers’ discretionary income and this group’s confidence in the U.S. and other economies and, consequently reduce our cruise brands’ net revenue yields;

-	the international political climate, armed conflicts, terrorist attacks and threats thereof, availability and pricing of air service and other world events, and their impact on the demand for cruises;

-

conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and over capacity offered by cruise ship and land-based vacation alternatives;

-

accidents, adverse weather conditions or natural disasters, such as hurricanes and earthquakes and other incidents (including machinery and equipment failures or improper operation thereof) which could cause the alteration of itineraries or cancellation of a cruise or series of cruises, and the impact of the spread of contagious diseases, affecting the health, safety, security and/or vacation satisfaction of guests;

-	adverse publicity concerning the cruise industry in general, or us in particular, could impact the demand for our cruises;

-	lack of acceptance of new itineraries, products and services by our guests;

-	changing consumer preferences, which may, among other things, adversely impact the demand for cruises;

-

the impact of changes in and compliance with laws and regulations relating to environmental, health, safety, security, tax and other regulatory regimes under which we operate, including the implementation of U.S. regulations requiring U.S. citizens to obtain passports for sea travel to or from additional foreign destinations;

-	the impact of increased global fuel demand, a weakening U.S. dollar, fuel supply disruptions and/or other events on our ships’ fuel expenses;

-	the impact of changes in operating and financing costs, including changes in foreign currency exchange rates and interest rates and food, insurance, payroll and security costs;

-

our ability to implement our shipbuilding programs, including purchasing ships for our North American cruise brands from European shipyards on terms that are favorable or consistent with our expectations;

-	our ability to implement our brand strategies and to continue to operate and expand our business internationally;

-

our future operating cash flow may not be sufficient to fund future obligations, and we may not be able to obtain financing, if necessary, on terms that are favorable or consistent with our expectations;

-	our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;

-	continuing financial viability of our travel agent distribution system and air service providers;

-	the impact of our self-insuring against various risks or our inability to obtain insurance for certain risks at reasonable rates;

-	disruptions and other impairments to our information technology networks;

-	lack of continued availability of attractive port destinations;

-	risks associated with the DLC structure, including the uncertainty of its tax status;

-	the impact of pending or threatened litigation; and

-	our ability to successfully implement cost reduction plans.

          Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, we expressly disclaim any obligation to disseminate, after the date of this 2007 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Executive Overview

          During most of 2007, the cruise industry continued to experience solid growth for non-Caribbean product offerings. However, there were a number of factors, such as a weaker U.S. economy, including the impact on consumers of higher fuel costs and tighter credit markets and higher U.S. interest rates, which we believe had adverse effects on vacationers’ discretionary income and their confidence in the U.S. economy. Some of these factors, as well as the lingering effects of the 2005 hurricane season, contributed to a reduction in North American-sourced demand for Caribbean cruises and, accordingly, resulted in lower pricing for most of our Caribbean cruise itineraries during the first half of 2007. During the second half of fiscal 2007 we experienced a modest increase in most of our North American brands’ net revenue yields, while most of our European brands’ net revenue yields decreased slightly on a constant dollar basis.

          From 2003 through 2007, the cruise industry has been adversely impacted by substantial increases in fuel prices, which reduced earnings per share for the 2007 fiscal year by $0.10 compared to fiscal 2006. In 2003 our per metric ton of fuel cost was $179, whereas in 2007, our per metric ton cost of fuel was $361, an increase of 102%. Partially offsetting this has been the weakening of the U. S. dollar relative to the Euro and Sterling, which benefited us in higher dollar profits from our European operations. It is possible that fuel prices will remain at high levels throughout fiscal 2008 and thereafter. We have recently implemented a new fuel supplement fee across substantially all of our brands, which should help to reduce a portion of the impact of the higher fuel costs. However, we cannot be certain of the ultimate impact of the fuel supplement on our net revenue yields because this increase may be partially offset by a reduction in ticket prices.

          Throughout this five year period we generated significant cash flows and remained in a strong financial position, which is a high priority for us and we believe provides us with a competitive advantage in the capital intensive cruise industry. We continued to distribute excess cash to shareholders through increased dividends and opportunistic share repurchases. However, our operations are subject to many risks, as briefly noted under the caption “Cautionary Note Concerning Factors That May Affect Future Results” which could adversely impact our future results.

          As of January 29, 2008, we had signed agreements with three shipyards providing for the construction of 22 additional cruise ships, the majority of which have been designated for our European brands (see Note 6 in the accompanying financial statements). These new ships are expected to continue to help us maintain our leadership position within the world-wide cruise industry. The year-over-year percentage increase in our ALBD capacity for fiscal 2008, 2009, 2010, 2011, and 2012, resulting primarily from new ships entering service is currently expected to be 9.0%, 5.6%, 7.8%, 5.4% and 4.0%, respectively. The above percentages exclude any other future ship orders, acquisitions, retirements or sales, however they do include the withdrawal from service of the Pacific Star in March 2008 and the Queen Elizabeth 2 (“QE2”) in November 2008.

Outlook For Fiscal 2008 (“2008”)

          As of December 20, 2007, we said that we expected our 2008 full year earnings per share will be in the range of $3.10 to $3.30. We also said that we expected our first quarter 2008 earnings per share to be in the range of $0.29 to $0.31. Our guidance was based on the then current forward fuel price for full year 2008 and the 2008 first quarter of $486 and $484 per metric ton, respectively. In addition, this guidance was also based on currency exchange rates of $1.44 to the Euro and $2.02 to Sterling.

          Our 2008 full year earnings per share guidance remains unchanged based on our most recent internal forecast, as adjusted by our January 22, 2008 full year forward fuel price estimate of $484 per metric ton and foreign currency exchange rates of $1.46 to the Euro and $1.95 to Sterling.

          Our 2008 first quarter forward fuel price estimate has increased to $505 per metric ton compared to our December guidance, which reduced our earnings per share guidance by $0.02. In addition, our first quarter 2008 results were adversely impacted by $0.01 per share from AIDAaura’s unexpected cruise disruptions. There has also been some softness in onboard revenues at certain of our contemporary brands, which is expected to be offset by other cruise operating items. Accordingly, our earnings per share for the first quarter of 2008 is now expected to be in the range of $0.26 to $0.28.

          The above forward-looking statements involve risks and uncertainties. Various factors could cause our actual results to differ materially from those expressed above including, but not limited to, fuel costs, economic conditions, weather, regulatory changes, geopolitical factors and other factors that could impact consumer demand or costs. You should read the above forward-looking statements together with the discussion of these and other risks under “Cautionary Note Concerning Factors That May Affect Future Results.”

Key Performance Indicators

          We use net cruise revenues per ALBD (“net revenue yields”) and net cruise costs per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. We believe that net revenue yields are commonly used in the cruise industry to measure a company’s cruise segment revenue performance. This measure is also used for revenue management purposes. In calculating net revenue yields, we use “net cruise revenues” rather than “gross cruise revenues.” We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned by us net of our most significant variable costs, which are travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard and other revenues. Substantially all of our remaining cruise costs are largely fixed once our ship capacity levels have been determined, except for the impact of changing prices.

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

          In addition, because a significant portion of our operations utilize the Euro or Sterling to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies, and decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies. Accordingly, we also monitor and report our two non-GAAP financial measures assuming the current period currency exchange rates have remained constant with the prior year’s comparable period rates, or on a “constant dollar basis,” in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure as it facilitates a comparative view of the growth of our business in a fluctuating currency exchange rate environment.

          On a constant dollar basis, net cruise revenues and net cruise costs would be $9.92 billion and $6.26 billion for fiscal 2007, respectively. On a constant dollar basis, gross cruise revenues and gross cruise costs would be $12.27 billion and $8.62 billion for fiscal 2007, respectively. In addition, our non-U.S. dollar cruise operations’ depreciation and net interest expense were impacted by the changes in exchange rates for fiscal 2007 compared to 2006.

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

          Ship Accounting

          Our most significant assets are our ships and ships under construction, which represent 75% of our total assets. We make several critical accounting estimates dealing with our ship accounting. First, we compute our ships’ depreciation expense, which represented approximately 10% of our cruise costs and expenses in fiscal 2007, which requires us to estimate the average useful life of each of our ships, as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs which we believe will add value to our ships and depreciate those improvements over their estimated useful lives, while expensing repairs and maintenance and minor improvement costs as they are incurred. Finally, when we record the retirement of a ship component that is included within the ship’s cost basis, we may have to estimate its net book value to determine the amount of ship component retired.

          We determine the average useful life of our ships and their residual values based primarily on our estimates of the weighted-average useful lives and residual values of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider, among other things, long-term vacation market conditions and competition and historical useful lives of similarly-built ships. We have estimated our new ships’ average useful lives at 30 years and their average residual values at 15% of our original ship cost.

          Given the very large and complex nature of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of specific original ship components. Therefore, we have to estimate the net book value of components that are replaced or refurbished, based primarily upon their replacement or refurbishment cost and their age.

          If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense or loss on replacement or refurbishment of ship assets and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance costs could increase, partially offset by a decrease in depreciation expense, as less costs would have been initially capitalized to our ships. Our fiscal 2007 ship depreciation expense would have increased by approximately $26 million for every year we reduced our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our fiscal 2007 depreciation expense would have increased by approximately $133 million.

          We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which services are obtained from their use. In addition, we believe that the estimates we made are reasonable and our methods consistently applied in all material respects (1) in determining the average useful life and average residual values of our ships; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net book value of ship component assets being replaced or refurbished. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

          Asset Impairment

          The impairment reviews of our ships, goodwill and trademarks, which has been allocated to our cruise line reporting units, require us to make significant estimates to determine the fair values of these assets or reporting units.

          The determination of fair value includes numerous uncertainties, unless a viable actively traded market exists for the asset or for a comparable reporting unit, which is usually not the case for cruise ships, cruise lines and trademarks. For example, in determining fair values of ships utilizing discounted forecasted cash flows, significant judgments are made concerning, among other things, future net revenue yields, net cruise costs per ALBD, interest and discount rates, cruise itineraries, technological changes, consumer demand, governmental regulations and the effects of competition. In addition, third party appraisers are sometimes used to determine fair values of ships and cruise lines and some of their valuation methodologies are also subject to similar types of uncertainties. Also, the determination of fair values of cruise line reporting units using a price earnings multiple approach also requires significant judgments, such as determining reasonable multiples. Finally, determining trademark fair values also requires significant judgments in determining both the estimated trademark cash flows, and the appropriate royalty rates to be applied to those cash flows to determine their fair value. We believe that we have made reasonable estimates and judgments in determining whether our ships, goodwill and trademarks have been impaired. However, if there is a material change in the assumptions used in our determination of fair value or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

          Contingencies

          We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, guest and crew, and tax matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets. We accrue a liability when we believe a loss is probable and the amount of the loss can be reasonably estimated, in accordance with the provisions of SFAS No. 5, “Accounting for Contingencies,” as amended. Such accruals are typically based on developments to date, management’s estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar matters, historical claims experience and actuarially determined assumptions of liabilities, and any related insurance coverage. See Note 7 in the accompanying financial statements for additional information concerning our contingencies.

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

Results of Operations

We earn our cruise revenues primarily from the following:

-

Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from our ships. The cruise ticket price includes accommodations, most meals, some non-alcoholic beverages, entertainment and many onboard activities, and

-

the sale of goods and/or services primarily onboard our ships (which include bar and some beverage sales, casino gaming, shore excursions, gift shop and spa sales and photo and art sales) and pre and post-cruise land packages. These goods and services are either provided directly by us or by independent concessionaires, from which we receive a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

-	the costs of passenger cruise bookings, which represent costs that vary directly with passenger cruise ticket revenues, and include travel agent commissions, air and other travel related costs,

-

onboard and other cruise costs, which represent costs that vary directly with onboard and other revenues, and include the costs of liquor and some beverages, costs of tangible goods sold by us from our gift, photo and art auction activities, pre and post-cruise land packages and credit card fees. Concession revenues do not have any significant amount of costs associated with them, as the costs and services incurred for these activities are provided by our concessionaires,

-	payroll and related costs, which represent costs for all our shipboard personnel, including deck and engine officers and crew and hotel and administrative employees,

-	fuel costs, which include fuel delivery costs,

-	food costs, which include both our guest and crew food costs, and

-

other ship operating costs, which include repairs and maintenance, including minor improvements and dry-dock expenses, port costs, entertainment, insurance, and all other shipboard operating costs and expenses.

          For segment information related to our revenues, expenses, operating income and other financial information see Note 11 in the accompanying financial statements.

Selected Information and Non-GAAP Financial Measures

Selected information was as follows:
	Years Ended November 30,

	2007	2006		2005

Passengers carried (in thousands)	7,672	7,008		6,848

Occupancy percentage	105.6%	106.0	%(a)	105.6	%(a)

Fuel cost per metric ton (b)	$361	$334		$259

(a)

Occupancy percentage includes the three ships chartered to the Military Sealift Command in connection with our Hurricane Katrina relief efforts in the first quarter of 2006 and the fourth quarter of 2005 at 100%.

(b)	Fuel cost per metric ton is calculated by dividing the cost of our fuel by the number of metric tons consumed.

          Gross and net revenue yields were computed by dividing the gross or net revenues, without rounding, by ALBDs as follows:

	Years Ended November 30,

	2007	2006	2005

	(in millions, except ALBDs and yields)

Cruise revenues
Passenger tickets	$9,792	$8,903	$8,399
Onboard and other	2,846	2,514	2,338

Gross cruise revenues	12,638	11,417	10,737
Less cruise costs
Commissions, transportation and other	(1,941)	(1,749)	(1,645)
Onboard and other	(495)	(453)	(412)

Net cruise revenues	$10,202	$9,215	$8,680

ALBDs(a)	54,132,927	49,945,184	47,754,627

Gross revenue yields	$233.47	$228.58	$224.84

Net revenue yields	$188.48	$184.50	$181.77

          Gross and net cruise costs per ALBD were computed by dividing the gross or net cruise costs, without rounding, by ALBDs as follows:

	Years Ended November 30,

	2007	2006	2005

	(in millions, except ALBDs and costs per ALBD)

Cruise operating expenses	$7,332	$6,477	$5,964
Cruise selling and administrative expenses	1,547	1,405	1,289

Gross cruise costs	8,879	7,882	7,253
Less cruise costs included in net cruise revenues
Commissions, transportation and other	(1,941)	(1,749)	(1,645)
Onboard and other	(495)	(453)	(412)

Net cruise costs	$6,443	$5,680	$5,196

ALBDs(a)	54,132,927	49,945,184	47,754,627

Gross cruise costs per ALBD	$164.02	$157.81	$151.89

Net cruise costs per ALBD	$119.03	$113.73	$108.81

(a)

ALBDs is a standard measure of passenger capacity for the period. It assumes that each cabin we offer for sale accommodates two passengers. ALBDs are computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

Fiscal 2007 (“2007”) Compared to Fiscal 2006 (“2006”)

          Net cruise revenues increased $987 million, or 10.7%, to $10.20 billion in 2007 from $9.22 billion in 2006. The 8.4% increase in ALBDs between 2007 and 2006 accounted for $772 million of the increase, and the remaining $215 million was from increased net revenue yields, which increased 2.2% in 2007 compared to 2006 (gross revenue yields increased by 2.1%). Net revenue yields increased in 2007 primarily due to the weaker U.S. dollar relative to the Euro and Sterling and higher onboard guest spending, partially offset by slightly lower occupancy. Net revenue yields as measured on a constant dollar basis decreased 0.7% in 2007 compared to 2006. This decrease in constant dollar net revenue yields was primarily driven by the softer cruise ticket pricing from North American-sourced contemporary Caribbean cruises especially in the first half of 2007. We believe this decrease in yields was primarily the result of a weaker U.S. economy, including the impact of higher fuel costs and interest rates which impacted demand and the lingering effects of the 2005 hurricane season, which was partially offset by the higher prices we achieved from our European brands, also mostly in the first half of 2007. Gross cruise revenues increased $1.22 million, or 10.7%, to $12.64 billion in 2007 from $11.42 billion in 2006 for largely the same reasons as net cruise revenues.

          Onboard and other revenues included concessionaire revenues of $830 million in 2007 and $694 million in 2006. Onboard and other revenues increased in 2007 compared to 2006, primarily because of the 8.4% increased ALBDs and increased guest spending on our ships.

          Other non-cruise revenues increased $20 million, or 3.8%, to $553 million in 2007 from $533 million in 2006 primarily due to the increase in the number of cruise/tours sold and higher cruise/tour prices.

          Costs and Expenses

          Net cruise costs increased $763 million, or 13.4%, to $6.44 billion in 2007 from $5.68 billion in 2006. The 8.4% increase in ALBDs between 2007 and 2006 accounted for $476 million of the increase. The balance of $287 million was from increased net cruise costs per ALBD, which increased 4.7% in 2007 compared to 2006 (gross cruise costs per ALBD increased 3.9%). Net cruise costs per ALBD increased in 2007 primarily due to a weaker U.S. dollar relative to the Euro and Sterling, a $27 per metric ton increase in fuel cost to $361 per metric ton in 2007, which resulted in an increase in fuel expense of $82 million compared to 2006, a $20 million Merchant Navy Officers Pension Fund expense and higher repair costs from ship incidents. These increases were partially offset by $21 million of lower dry-dock costs as fewer ships went into dry-dock in 2007 compared to 2006. Net cruise costs per ALBD as measured on a constant dollar basis increased 1.7% in 2007 compared to 2006. On a constant dollar basis, net cruise costs per ALBD, excluding fuel costs were up 1.0%, compared to 2006. Gross cruise costs increased $997 million, or 12.6%, in 2007 to $8.88 billion from $7.88 billion in 2006 for largely the same reasons as net cruise costs.

          Other non-cruise operating and selling and administrative expenses increased $19 million, or 4.1%, to $486 million in 2007 from $467 million in 2006 primarily due to the increase in the number of cruise/tours sold.

          Depreciation and amortization expense increased $113 million, or 11.4%, to $1.10 billion in 2007 from $988 million in 2006 largely due to the 8.4% increase in ALBDs through the addition of new ships, the weaker U.S. dollar compared to the Euro and Sterling and additional ship improvement expenditures.

          Nonoperating (Expense) Income

          Net interest expense, excluding capitalized interest, increased $21 million to $344 million in 2007 from $323 million in 2006. This increase was primarily due to a $57 million increase in interest expense from a higher level of average borrowings and a $6 million increase from higher average interest rates on average borrowings, partially offset by $33 million of higher interest income due to a higher average level of invested cash and $9 million due to higher average interest rates on invested balances. Capitalized interest increased $7 million during 2007 compared to 2006 primarily due to higher average levels of investment in ship construction projects.

          Other expenses in 2006 included a $10 million expense for the write-down of a non-cruise investment, partially offset by a $4 million gain on the subsequent sale of this investment.

          Income Taxes

          Income tax expense decreased by $23 million to $16 million in 2007 from $39 million in 2006 primarily because 2006 included $11 million of income tax expense for the Military Sealift Command charters and the reversal in 2007 of some uncertain income tax position liabilities, partially offset by higher state income taxes in Alaska.

Fiscal 2006 (“2006”) Compared to Fiscal 2005 (“2005”)

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

          Our 2006 cruise ticket prices for Caribbean itineraries were lower than in 2005, which were offset by price increases we achieved primarily from our Alaska and European cruises. We believe that this reduction in Caribbean pricing was the result of weaker consumer demand caused primarily from the lingering effects of the unusually strong 2005 hurricane season and higher fuel and other costs’ adverse impacts on our customers’ discretionary income.

          Onboard and other revenues included concession revenues of $694 million in 2006 and $638 million in 2005. Onboard and other revenues increased in 2006 compared to 2005, primarily because of the 4.6% increased ALBDs and increased guest spending on our ships.

          Other non-cruise revenues increased $72 million, or 15.6%, to $533 million in 2006 from $461 million in 2005 primarily due to the increase in the number of cruise/tours sold.

          Costs and Expenses

          Net cruise costs increased $484 million, or 9.3%, to $5.68 billion in 2006 from $5.20 billion in 2005. The 4.6% increase in ALBDs between 2005 and 2006 accounted for $238 million of the increase whereas $246 million was from increased net cruise costs per ALBD, which increased 4.5% in 2006 compared to 2005 (gross cruise costs per ALBD increased 3.9%). Net cruise costs per ALBD increased primarily due to a $75 increase in fuel cost per metric ton, or 29.0%, to $334 per metric ton in 2006, which resulted in an additional $209 million of expense, and a $57 million increase in share-based compensation expense, which was as the result of our adoption of SFAS No. 123(R) (see Notes 2 and 12 in the accompanying financial statements). This increase was partially offset by the non-recurrence in 2006 of a $23 million MNOPF expense. Net cruise costs per ALBD as measured on a constant dollar basis increased 4.8% in 2006 compared to 2005. On a constant dollar basis, net cruise costs per ALBD, excluding increased fuel prices and incremental share-based compensation expenses were flat compared to 2005. Gross cruise costs increased $629 million, or 8.7%, in 2006 to $7.88 billion from $7.25 billion in 2005 for largely the same reasons as net cruise costs.

          Other non-cruise operating and selling and administrative expenses increased $63 million, or 15.6%, to $467 million in 2006 from $404 million in 2005 primarily due to the increase in the number of cruise/tours sold.

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

Liquidity and Capital Resources

          Sources and Uses of Cash

          Our business provided $4.07 billion of net cash from operations during fiscal 2007, an increase of $436 million, or 12.0%, compared to fiscal 2006. We continue to generate substantial cash from operations and remain in a strong financial position, thus providing us with substantial financial flexibility in meeting operating, investing and financing needs.

          During fiscal 2007, our net expenditures for capital projects were $3.31 billion, of which $2.77 billion was spent for our ongoing new shipbuilding program, including $2.06 billion for the final delivery payments for Carnival Freedom, Emerald Princess, AIDAdiva, Costa Serena and Queen Victoria. In addition to our new shipbuilding program, we had capital expenditures of $383 million for ship improvements and refurbishments and $161 million for Alaska tour assets, cruise port facility developments and information technology assets.

          During fiscal 2007, we borrowed $2.65 billion of long-term debt, which included $1.49 billion to pay part of Carnival Freedom, Emerald Princess, AIDAdiva and Queen Victoria purchase prices, and Ibero Cruises borrowed €185 million ($274 million U.S. dollars at November 30, 2007 exchange rate) under our Facility to finance a portion of its purchase price. In addition during fiscal 2007, we repaid $1.66 billion of long-term debt, which included $323 million for the early repayment of £165 million of debt and $835 million upon maturity of our 3.75% Senior and other fixed rate notes. We also repaid net short-term borrowings of $330 million under our commercial paper programs and short-term bank loans during fiscal 2007. Finally, we paid cash dividends of $990 million and purchased $326 million of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions during fiscal 2007.

          Future Commitments and Funding Sources

          At November 30, 2007, our contractual cash obligations, including new ship orders placed in December 2007, and the effects such obligations are expected to have on our liquidity and cash flow in future periods were as follows (in millions):

	Payments Due by Fiscal Year

	Total	2008	2009	2010	2011	2012	Thereafter

Contractual Cash Obligations
Recorded Contractual Obligations
Debt(a)	$8,852	$2,539	$329	$1,342	$325	$1,028	$3,289
Other long-term liabilities reflected on the balance sheet(b)	499	32	59	52	38	30	288
Unrecorded Contractual Obligations
Shipbuilding(a)	12,328	2,680	2,964	3,334	2,202	1,148
Port facilities and other(a)	561	111	95	75	51	45	184
Operating leases(a)	330	38	40	33	31	30	158
Purchase obligations(c)	747	650	56	29	5	2	5
Fixed-rate interest payments(d)	1,884	251	226	217	204	191	795
Variable rate interest payments(d)	379	110	93	72	34	29	41

Total contractual cash obligations(e)	$25,580	$6,411	$3,862	$5,154	$2,890	$2,503	$4,760

(a)	See Notes 5 and 6 in the accompanying financial statements for additional information regarding these contractual cash obligations.

(b)

Represents cash outflows for certain of our long-term liabilities that could be reasonably estimated. The primary outflows are for estimates of our employee benefit plan obligations, crew and guest claims, certain deferred income taxes, derivative contracts payable, and other long-term liabilities. Other long-term liabilities, such as deferred income and certain deferred income taxes, have been excluded from the table as they do not require cash settlement in the future or the timing of the cash outflow cannot be reasonably estimated.

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

(d)

Fixed-rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a variable-rate to a fixed-rate. Variable-rate interest payments represent forecasted cash outflows for interest payments on variable-rate debt, including interest swapped from a fixed-rate to a variable-rate, using the November 30, 2007 interest rates for the remaining terms of the loans.

(e)	Foreign currency payments are based on the November 30, 2007 exchange rates.

          In June 2006, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares subject to certain restrictions. On September 19, 2007, the Boards of Directors increased the remaining $578 million authorization back to $1 billion. The repurchase program does not have an expiration date and may be discontinued by our Boards of Directors at any time. The Carnival plc share repurchase authorization requires annual shareholder approval. During the 2007 fourth quarter and from December 1, 2007 through January 28, 2008 we purchased 4.8 million and 1.3 million ordinary shares of Carnival plc, which are not registered under Section 12 of the Securities Exchange Act at an average price of $43.28 and $43.77, respectively, and 0.2 million and 0.6 million shares, respectively of Carnival Corporation common stock at an average share price of $44.58 and $44.63, respectively. Carnival plc ordinary shares are listed on the London Stock Exchange. At January 28, 2008 the remaining availability pursuant to our repurchase program was $788 million.

          At November 30, 2007, as adjusted for the $1.50 billion short-term revolving credit facilities we entered into in January 2008, we had liquidity of $5.31 billion, which consisted of $943 million of cash and cash equivalents, $1.08 billion available for borrowing under our Facility, $1.50 billion under our short-term revolving credit facilities and $1.78 billion under committed ship financing facilities. Substantially all of our Facility matures in 2012. In addition, in June 2007 we entered into an agreement to sell Cunard Line’s QE2 for delivery to the buyer in November 2008 for $100 million. A key to our access to liquidity is the maintenance of our strong credit ratings.

          Based primarily on our historical results, current financial condition and future forecasts, we believe that our existing liquidity and cash flow from future operations will be sufficient to fund most of our expected capital projects, debt service requirements, convertible debt redemptions, dividend payments, working capital and other firm commitments over the next several years. In addition, based on our future forecasted operating results and cash flows for fiscal 2008, we expect to be in compliance with our debt covenants during 2008. However, our forecasted cash flow from future operations, as well as our credit ratings, may be adversely affected by various factors including, but not limited to, those factors noted under “Cautionary Note Concerning Factors That May Affect Future Results.” To the extent that we are required, or choose, to fund future cash requirements, including our future shipbuilding commitments, from sources other than as discussed above, we believe that we will be able to secure such financing from banks or through the issuance of debt and/or offering of equity securities in the public or private markets. However, we cannot be certain that our future operating cash flow will be sufficient to fund future obligations or that we will be able to obtain additional financing, if necessary.

Off-Balance Sheet Arrangements

          We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

Foreign Currency Exchange Rate Risks

          Our growing international business operations are conducted primarily through AIDA in Germany, Costa in Southern Europe and China, Ibero Cruises in Spain, P&O Cruises, Ocean Village and Cunard in the UK and P&O Cruises Australia in Australia, which subject us to an increasing level of foreign currency exchange risk related to the Euro, Sterling and Australian dollar because these operations have either the Euro, Sterling or Australian dollar as their functional currency. Accordingly, exchange rate fluctuations of the Euro, Sterling or Australian dollar against the U.S. dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar and the functional currency for our international operations is generally the local currency. Any weakening of the U.S. dollar against these local functional currencies has the financial statement effect of increasing the U.S. dollar values reported for cruise revenues and cruise expenses in our Consolidated Statements of Operations. Strengthening of the U.S. dollar has the opposite effect.

          We seek to minimize the impact of fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and nonderivative financial instruments. The financial impacts of these hedging instruments are generally offset by corresponding changes in the underlying exposures being hedged. Our policy is to not use any financial instruments for trading or other speculative purposes.

          One of our primary foreign currency exchange rate risks is related to our outstanding commitments under ship construction contracts denominated in a currency other than the functional currency of the cruise brand that is expected to be operating the ship. These foreign currency commitments are affected by fluctuations in the value of the functional currency as compared to the currency in which the shipbuilding contract is denominated. We use foreign currency swaps and nonderivative financial instruments to manage foreign currency exchange rate risk from some of our ship construction contracts (see Notes 2, 6 and 10 in the accompanying financial statements). Accordingly, increases and decreases in the fair value of these foreign currency swaps offset changes in the fair value of the foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

          Specifically, we have foreign currency swaps for one of our Euro-denominated shipbuilding contracts and a portion of another shipbuilding contract. At November 30, 2007, the fair value of these foreign currency swaps was an unrealized gain of $13 million which is recorded, along with an offsetting $13 million fair value liability related to our shipbuilding firm commitments, on our accompanying 2007 balance sheet. Based upon a 10% strengthening or weakening of the Sterling and U.S. dollar compared to the Euro as of November 30, 2007, assuming no changes in comparative interest rates, the estimated fair value of these foreign currency swaps would decrease or increase by $66 million, which would be offset by a decrease or increase of $66 million in the U.S. dollar value of the related foreign currency ship construction commitments resulting in no net dollar impact to us.

          In addition, we have €296 million of cash equivalents that are designated as a fair value hedge for a portion of a ship that is expected to operate in a U.S. dollar functional currency brand, which has resulted in a $44 million firm commitment gain. Based upon a 10% strengthening or weakening of the U.S. dollar compared to the Euro cash equivalent balance as of November 30, 2007, assuming no changes in comparative interest rates, the estimated fair value of this cash equivalent balance would decrease or increase by $44 million, which would be offset by a decrease or increase of $44 million in the U.S. dollar balance of the related foreign currency ship construction commitment resulting in no net dollar impact to us.

          At November 30, 2007, we have six Euro-denominated shipbuilding commitments (for delivery between June 2009 and May 2011) aggregating €2.16 billion assigned to three of our U.S. dollar functional currency brands for which we have not entered into any foreign currency swaps. Therefore, the U.S. dollar cost of these ships will increase or decrease based upon changes in the exchange rate until the payments are made under the shipbuilding contracts or we enter into foreign currency hedges. A portion of our net investment in Euro-denominated cruise operations effectively act as an economic hedge against a portion of these Euro commitments. Accordingly, a portion of any increase or decrease in our ship costs resulting from changes in the exchange rates will be offset by a corresponding change in the net assets of our Euro-denominated cruise operations. Based upon a 10% hypothetical increase or decrease in the November 30, 2007 U.S. dollar to the Euro foreign currency exchange rate, the cost of these ships would decrease or increase by $320 million.

          In addition, at November 30, 2007 we have two Euro-denominated shipbuilding commitments (for delivery in March and September 2010) aggregating €1.05 billion assigned to two of our Sterling functional currency brands for which we have not entered into any foreign currency swaps. Therefore, the Sterling cost of these ships will increase or decrease based upon changes in the exchange rate until the payments are made under the shipbuilding contracts or we enter into foreign currency hedges. Since the Euro to Sterling exchange rate has traded in a narrow band for most of the last three years, we have not yet hedged these Euro-denominated commitments. Based upon a 10% hypothetical increase or decrease in the November 30, 2007 Sterling to Euro foreign currency exchange rate, assuming the U.S. dollar exchange rate remains constant, the cost of these ships would decrease or increase by $155 million.

          Our decisions regarding whether or not to hedge a given ship commitment are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, exchange rate correlation, economic trends and other offsetting risks.

          The cost of shipbuilding orders that we may place in the future for our cruise lines who generate their cash flows in a currency that is different than the shipyard’s operating currency, generally the Euro, is expected to be affected by foreign currency exchange rate fluctuations. Given the decline in the U.S. dollar relative to the Euro over the past several years, the U.S. dollar cost to order new cruise ships at current exchange rates has increased significantly. If the U.S. dollar remains at current levels or declines further, this may affect our ability to order future new cruise ships for U.S. dollar functional currency brands.

          We consider our investments in foreign subsidiaries to be denominated in relatively stable currencies and of a long-term nature. In addition to the net investment hedging strategy discussed above, we also partially address these net investment currency exposures by denominating a portion of our debt including the effect of foreign currency swaps, in our subsidiaries’ functional currencies (generally the Euro or Sterling). Specifically, we have debt of $1.89 billion in Euros and $457 million in Sterling and have $378 million of foreign currency swaps, whereby we have converted $378 million of U.S. dollar debt into Euro debt, thus partially offsetting these foreign currency exchange rate risks. At November 30, 2007, the fair value of these foreign currency swaps was an unrealized loss of $30 million, which is recorded in AOCI and offsets a portion of the gains recorded in AOCI upon translating these foreign subsidiaries net assets into U.S. dollars. Based upon a 10% hypothetical increase or decrease in the November 30, 2007 foreign currency exchange rates, assuming no changes in comparative interest rates, we estimate that these derivative contracts’ fair values would increase or decrease by $38 million, which would be offset by a decrease or increase of $38 million in the U.S. dollar value of our net investments.

          Finally, during 2007, we entered into cash flow foreign currency swaps that effectively converted $438 million of U.S. dollar fixed interest rate debt into £210 million fixed interest rate debt that is the functional currency of our operation that has the obligation to repay this debt. At November 30, 2007, the fair value of these foreign currency swaps was an unrealized gain of $3 million.

Interest Rate Risks

          We seek to minimize the impact of fluctuations in interest rates through our investment and debt portfolio management strategies, which includes purchasing high quality short-term investments with variable interest rates, and issuing substantial amounts of fixed rate debt instruments. We continuously evaluate our debt portfolio, and make periodic adjustments to the mix of floating rate and fixed rate debt based on our view of interest rate movements, through the use of interest rate swaps. At November 30, 2007 and 2006, 69% and 68% of the interest cost on our debt was fixed and 31% and 32% was variable, including the effect of our interest rate swaps, respectively.

          Specifically, we have interest rate swaps at November 30, 2007, which effectively changed $204 million of fixed rate debt to LIBOR-based floating rate debt. In addition, we have interest rate swaps at November 30, 2007 which effectively changed $16 million of EURIBOR-based floating rate debt to fixed rate debt. The fair value of our debt and interest rate swaps at November 30, 2007 was $9.01 billion. Based upon a hypothetical 10% decrease or increase in the November 30, 2007 market interest rates, assuming no change in currency exchange rates, the fair value of our debt and interest rate swaps would increase or decrease by approximately $143 million. In addition, based upon a hypothetical 10% decrease or increase in the November 30, 2007 interest rates, our annual interest expense on variable rate debt, including the effect of our interest rate swaps, would decrease or increase by approximately $13 million.

          In addition, based upon a hypothetical 10% increase or decrease in Carnival Corporation’s November 30, 2007 common stock price, the fair value of our convertible notes would increase or decrease by approximately $102 million.

          These hypothetical amounts are determined by considering the impact of the hypothetical interest rates and common stock price on our existing debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments or any relationships which may exist between interest rate and stock price movements. Furthermore, since substantially all of our fixed rate debt cannot currently be called or prepaid it is unlikely we would be able to take any significant steps in the short-term to mitigate our exposure in the event of a significant decrease in market interest rates.

Bunker Fuel Price Risks

          We do not use financial instruments to hedge our exposure to the bunker fuel price market risk. We estimate that our fiscal 2008 fuel cost would increase or decrease by approximately $3.3 million for each $1 per metric ton increase or decrease in our average bunker fuel price.

Selected Financial Data

          The selected consolidated financial data presented below for fiscal 2003 through 2007 and as of the end of each such year, are derived from our audited financial statements and should be read in conjunction with those financial statements and the related notes.

	Years Ended November 30,

	2007	2006	2005	2004	2003

	(in millions, except per share and other operating data)
Statement of Operations and Cash Flow Data(a)
Revenues	$13,033	$11,839	$11,094	$9,727	$6,718
Operating income	$2,725	$2,613	$2,639	$2,128	$1,376
Net income	$2,408	$2,279	$2,253	$1,809	$1,187
Earnings per share
Basic	$3.04	$2.85	$2.80	$2.25	$1.65
Diluted	$2.95	$2.77	$2.70	$2.18	$1.62
Dividends declared per share	$1.375	$1.025	$0.800	$0.525	$0.440
Cash from operations	$4,069	$3,633	$3,410	$3,216	$1,933
Capital expenditures	$3,312	$2,480	$1,977	$3,586	$2,516
Dividends paid	$990	$803	$566	$400	$292

Other Operating Data(a)
Available lower berth days	54,132,927	49,945,184	47,754,627	44,009,061	33,309,785
Passengers carried (in thousands)	7,672	7,008	6,848	6,306	5,038
Occupancy percentages(b)	105.6%	106.0%	105.6%	104.5%	103.4%
Fuel cost per metric ton	$361	$334	$259	$194	$179

	As of November 30,

	2007	2006	2005	2004	2003

	(in millions, except percentages)
Balance Sheet and Other Data(a)
Total assets	$34,181	$30,552	$28,349	$27,548	$24,450
Total debt	$8,852	$7,847	$7,352	$7,953	$7,404
Total shareholders’ equity	$19,963	$18,210	$16,883	$15,672	$13,752
Total debt to capital(c)	30.7%	30.1%	30.3%	33.7%	35.0%
EBITDA (d)	$3,825	$3,593	$3,528	$2,935	$1,969

(a)

Includes the results of Carnival plc since April 17, 2003. Accordingly, the information for 2003 is not comparable to other periods. In addition, the 2006 net income was reduced by $57 million of share-based compensation expense related to the expensing of stock options and RSUs as a result of our adoption of SFAS No. 123(R) in 2006 (see Note2).

(b)

In accordance with cruise industry practice, occupancy percentage is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(c)	Percentage of total debt to the sum of total debt and shareholders’ equity.

(d)	Net income plus interest, taxes, depreciation and amortization.

Market Price for Common Stock and Ordinary Shares

          Carnival Corporation’s common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust (which holds a Special Voting Share of Carnival plc) is traded on the NYSE under the symbol “CCL.” Carnival plc’s ordinary shares trade on the London Stock Exchange under the symbol “CCL.” Carnival plc’s American Depository Shares (“ADSs”), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol “CUK.” The depository for the ADSs is JPMorgan Chase Bank. The high and low stock sales price for the periods indicated was as follows:

	Carnival Corporation		Carnival plc

			Price per Ordinary Share (GBP)		Price per ADS (USD)

	High	Low	High	Low	High	Low

Fiscal 2007
Fourth Quarter	$52.10	$42.06	£25.00	£19.83	$50.65	$40.92
Third Quarter	$51.85	$41.70	£26.51	£20.32	$52.68	$40.73
Second Quarter	$50.77	$44.39	£26.74	£23.53	$52.16	$45.66
First Quarter	$52.73	$45.75	£28.40	£23.50	$55.45	$47.20

Fiscal 2006
Fourth Quarter	$50.99	$41.63	£26.68	£22.21	$50.78	$42.65
Third Quarter	$42.14	$36.40	£23.34	£19.62	$43.49	$37.00
Second Quarter	$52.16	$39.36	£31.57	£21.02	$55.64	$40.01
First Quarter	$56.14	$50.81	£34.16	£30.85	$59.47	$54.40

          As of January 22, 2008, there were 3,690 holders of record of Carnival Corporation common stock and 42,342 holders of record of Carnival plc ordinary shares and 97 holders of record of Carnival plc ADSs. The past performance of our stock prices cannot be relied on as a guide to their future performance.

          All dividends for both Carnival Corporation and Carnival plc are declared in U.S. dollars. Holders of Carnival Corporation common stock and Carnival plc ADSs receive a dividend payable in U.S. dollars. The dividends payable for Carnival plc ordinary shares are payable in Sterling, unless the shareholders elect to receive the dividends in U.S. dollars. Dividends payable in Sterling will be converted from U.S. dollars into Sterling at the U.S. dollar/Sterling exchange rate quoted by the Bank of England in London at 12:00 p.m. on the next combined U.S. and UK business day that follows the quarter end.

Stock Performance Graphs

          Carnival Corporation

          The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the S&P 500 Index, the Dow Jones U.S. Travel and Leisure Index (the “Dow Jones Index”) and the FTSE 100 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each fiscal year the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested on an annual basis, multiplied by the market price of the shares at the end of each fiscal year.

	Assumes $100 Invested on December 1, 2002 Assumes Dividends Reinvested Years Ended November 30,

	2002	2003	2004	2005	2006	2007

Carnival Corporation Common Stock	$100	$127	$194	$203	$186	$177
Dow Jones Index	$100	$136	$162	$174	$210	$225
S&P 500 Index	$100	$115	$130	$141	$161	$173
FTSE 100 Index	$100	$104	$113	$130	$145	$154

          Carnival plc

          The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc (prior to April 17, 2003 each ADS represented four ordinary shares of Carnival plc), with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in a similar manner as noted above.

	Assumes $100 Invested on December 1, 2002 Assumes Dividends Reinvested Years Ended November 30,

	2002	2003	2004	2005	2006	2007

Carnival plc ADS	$100	$139	$224	$227	$204	$187
Dow Jones Index	$100	$136	$162	$174	$210	$225
S&P 500 Index	$100	$115	$130	$141	$161	$173
FTSE 100 Index	$100	$104	$113	$130	$145	$154

Selected Quarterly Financial Data (Unaudited)

          Our revenues from the sale of passenger tickets are seasonal. Historically, demand for cruises has been greatest during our third fiscal quarter, which includes the Northern Hemisphere summer months, and holidays. This higher demand during the third quarter results in higher net revenue yields and, accordingly, the largest share of our net income is earned during this period. The seasonality of our results is increased due to ships being taken out of service for maintenance, which we typically schedule during non-peak demand periods. Substantially all of Holland America Tours’ and Princess Tours’ revenues and net income are generated from May through September in conjunction with the Alaska cruise season.

          Quarterly financial results for fiscal 2007 were as follows:

	Quarters Ended

	February 28	May 31	August 31	November 30

	(in millions, except per share data)

Revenues	$2,688	$2,900	$4,321	$3,124
Operating income	$353	$459	$1,490	$423
Net income	$283	$390	$1,377	$358
Earnings per share
Basic	$0.36	$0.49	$1.73	$0.45
Diluted	$0.35	$0.48	$1.67	$0.44
Dividends declared per share	$0.35	$0.35	$0.35	$0.40

Quarterly financial results for fiscal 2006 were as follows:

	Quarters Ended

	February 28	May 31	August 31	November 30

	(in millions, except per share data)

Revenues	$2,463	$2,662	$3,905	$2,809
Operating income	$349	$448	$1,340	$476
Net income	$251	$380	$1,232	$416
Earnings per share
Basic	$0.31	$0.47	$1.55	$0.53
Diluted	$0.31	$0.46	$1.49	$0.51
Dividends declared per share	$0.25	$0.25	$0.25	$0.275