Form 10-K, Exhibit 13
period 2016-11-30
CARNIVAL PLC; CARNIVAL CORP
filed 2017-01-30
CIK 1125259, 815097

Exhibit 13
CARNIVAL CORPORATION & PLC
EXHIBIT 13 TO FORM 10-K
FOR THE YEAR ENDED NOVEMBER 30, 2016

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years Ended November 30,
	2016	2015	2014
Revenues
Cruise
Passenger tickets	$12,090	$11,601	$11,889
Onboard and other	4,068	3,887	3,780
Tour and other	231	226	215
	16,389	15,714	15,884
Operating Costs and Expenses
Cruise
Commissions, transportation and other	2,240	2,161	2,299
Onboard and other	553	526	519
Payroll and related	1,993	1,859	1,942
Fuel	915	1,249	2,033
Food	1,005	981	1,005
Other ship operating	2,525	2,516	2,463
Tour and other	152	155	160
	9,383	9,447	10,421
Selling and administrative	2,197	2,067	2,054
Depreciation and amortization	1,738	1,626	1,637
	13,318	13,140	14,112
Operating Income	3,071	2,574	1,772
Nonoperating Income (Expense)
Interest income	6	8	8
Interest expense, net of capitalized interest	(223)	(217)	(288)
Losses on fuel derivatives, net	(47)	(576)	(271)
Other income, net	21	10	4
	(243)	(775)	(547)
Income Before Income Taxes	2,828	1,799	1,225
Income Tax Expense, Net	(49)	(42)	(9)
Net Income	$2,779	$1,757	$1,216
Earnings Per Share
Basic	$3.73	$2.26	$1.57
Diluted	$3.72	$2.26	$1.56
Dividends Declared Per Share	$1.35	$1.10	$1.00
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended November 30,
	2016	2015	2014
Net Income	$2,779	$1,757	$1,216
Items Included in Other Comprehensive Income (Loss)
Change in foreign currency translation adjustment	(675)	(1,078)	(746)
Other	(38)	(47)	(31)
Other Comprehensive Loss	(713)	(1,125)	(777)
Total Comprehensive Income	$2,066	$632	$439
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30,
	2016	2015
ASSETS
Current Assets
Cash and cash equivalents	$603	$1,395
Trade and other receivables, net	298	303
Inventories	322	330
Prepaid expenses and other	466	423
Total current assets	1,689	2,451
Property and Equipment, Net	32,429	31,818
Goodwill	2,910	3,010
Other Intangibles	1,275	1,308
Other Assets	633	650
	$38,936	$39,237
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$457	$30
Current portion of long-term debt	640	1,344
Accounts payable	713	627
Accrued liabilities and other	1,740	1,683
Customer deposits	3,522	3,272
Total current liabilities	7,072	6,956
Long-Term Debt	8,357	7,413
Other Long-Term Liabilities	910	1,097
Commitments and Contingencies
Shareholders’ Equity
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 654 shares at 2016 and 653 shares at 2015 issued	7	7
Ordinary shares of Carnival plc, $1.66 par value; 217 shares at 2016 and 216 share at 2015 issued	358	358
Additional paid-in capital	8,632	8,562
Retained earnings	21,843	20,060
Accumulated other comprehensive loss	(2,454)	(1,741)
Treasury stock, 118 shares at 2016 and 70 shares at 2015 of Carnival Corporation and 27 shares at 2016 and 2015 of Carnival plc, at cost	(5,789)	(3,475)
Total shareholders’ equity	22,597	23,771
	$38,936	$39,237
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,
	2016	2015	2014
OPERATING ACTIVITIES
Net income	$2,779	$1,757	$1,216
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,738	1,626	1,637
(Gains) losses on ship sales and ship impairments, net	(2)	(8)	2
Losses on fuel derivatives, net	47	576	271
Share-based compensation	55	55	52
Other, net	73	40	35
	4,690	4,046	3,213
Changes in operating assets and liabilities
Receivables	(22)	4	75
Inventories	1	5	1
Prepaid expenses and other	11	131	422
Accounts payable	109	36	9
Accrued and other liabilities	(21)	(31)	(382)
Customer deposits	366	354	92
Net cash provided by operating activities	5,134	4,545	3,430
INVESTING ACTIVITIES
Additions to property and equipment	(3,062)	(2,294)	(2,583)
Proceeds from sale of ships	26	25	42
Payments of fuel derivative settlements	(291)	(219)	(2)
Other, net	4	10	36
Net cash used in investing activities	(3,323)	(2,478)	(2,507)
FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings, net	447	(633)	617
Principal repayments of long-term debt	(1,278)	(1,238)	(2,466)
Proceeds from issuance of long-term debt	1,542	2,041	1,626
Dividends paid	(977)	(816)	(776)
Purchases of treasury stock	(2,340)	(533)	—
Sales of treasury stock	40	264	—
Other, net	(25)	(27)	(29)
Net cash used in financing activities	(2,591)	(942)	(1,028)
Effect of exchange rate changes on cash and cash equivalents	(12)	(61)	(26)
Net (decrease) increase in cash and cash equivalents	(792)	1,064	(131)
Cash and cash equivalents at beginning of year	1,395	331	462
Cash and cash equivalents at end of year	$603	$1,395	$331
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders’ equity
Balances at November 30, 2013	$7	$358	$8,325	$18,718	$161	$(3,077)	$24,492
Net income	—	—	—	1,216	—	—	1,216
Other comprehensive loss	—	—	—	—	(777)	—	(777)
Cash dividends declared	—	—	—	(777)	—	—	(777)
Other	—	—	59	1	—	(10)	50
Balances at November 30, 2014	7	358	8,384	19,158	(616)	(3,087)	24,204
Net income	—	—	—	1,757	—	—	1,757
Other comprehensive loss	—	—	—	—	(1,125)	—	(1,125)
Cash dividends declared	—	—	—	(855)	—	—	(855)
Purchases and sales under the Stock Swap program, net	—	—	119	—	—	(112)	7
Purchases of treasury stock under the Repurchase Program and other	—	—	59	—	—	(276)	(217)
Balances at November 30, 2015	7	358	8,562	20,060	(1,741)	(3,475)	23,771
Net income	—	—	—	2,779	—	—	2,779
Other comprehensive loss	—	—	—	—	(713)	—	(713)
Cash dividends declared	—	—	—	(996)	—	—	(996)
Purchases and sales under the Stock Swap program, net	—	—	14	—	—	(13)	1
Purchases of treasury stock under the Repurchase Program and other	—	—	56	—	—	(2,301)	(2,245)
Balances at November 30, 2016	$7	$358	$8,632	$21,843	$(2,454)	$(5,789)	$22,597
The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General
Description of Business
Carnival Corporation was incorporated in Panama in 1972 and Carnival plc was incorporated in England and Wales in 2000. Carnival Corporation and Carnival plc operate a dual listed company (“DLC”), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation’s Articles of Incorporation and By-Laws and Carnival plc’s Articles of Association. The two companies operate as if they are a single economic enterprise with a single senior executive management team and identical Boards of Directors, but each has retained its separate legal identity. Each company’s shares are publicly traded; on the New York Stock Exchange (“NYSE”) for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc American Depository Shares are traded on the NYSE (see Note 3 - "DLC Arrangement").
We are among the largest, most profitable and financially strong leisure travel companies in the world. We are also the largest cruise company and a leading provider of vacations to all major cruise destinations throughout the world. We operate over 100 cruise ships within a portfolio of leading global, regional and national cruise brands that sell tailored cruise products, services and vacation experiences in all the world’s most important vacation geographic areas. The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2016 Annual Report as “Carnival Corporation & plc,” “our,” “us” and “we.”

NOTE 2 – Summary of Significant Accounting Policies
Basis of Presentation
We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity (see Note 3 - "DLC Arrangement"). We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are insignificant. For affiliates we do not control but where significant influence over financial and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method (see Note 5 - “Other Assets”).
Preparation of Financial Statements
The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results may differ from the estimates used in preparing our consolidated financial statements. All significant intercompany balances and transactions are eliminated in consolidation. Certain prior period amounts have been reclassified in the Consolidated Balance Sheets to conform to the current period presentation.
Cash and Cash Equivalents
Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost.
Inventories
Inventories consist substantially of food and beverages, hotel and restaurant products and supplies, fuel and gift shop merchandise held for resale, which are all carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of useful lives and residual values, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0% or 10%
Computer hardware and software	3-12	0% or 10%
Transportation equipment and other	3-20	0% or 10%
Leasehold improvements, including port facilities	Shorter of lease term or related asset life (3-30)	0%
The cruise industry is very capital intensive, and at January 19, 2017, we operated 102 cruise ships. We have a capital program for the improvement of our ships and for asset replacements in order to enhance the effectiveness and efficiency of our operations; to comply with, or exceed all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide newer improved product innovations to our guests.
We account for ship improvement costs by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciate those improvements over its estimated useful life. The costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred and included in other ship operating expenses. Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance. We capitalize interest as part of the cost of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other ship operating expenses. Liquidated damages received from shipyards as a result of late ship delivery are recorded as reductions to the cost basis of the ship.
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Upon the occurrence of a triggering event, the assessment of possible impairment is based on our ability to recover the carrying value of our asset from the asset’s estimated undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset’s carrying value over its estimated fair value. The lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities is at the individual ship level. A significant amount of judgment is required in estimating the future cash flows and fair values of our cruise ships.
Intangibles
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment at least annually and as events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform the more detailed two-step quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit’s estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis or write-down of goodwill is required. However, if the estimated fair value of the reporting unit is less than the carrying value of its net assets, the estimated fair value of the reporting unit is assigned to all its underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair values. If necessary, goodwill is then written down to its implied fair value.

Trademarks represent substantially all of our other intangibles. For certain acquisitions, we have allocated a portion of the purchase prices to the acquiree’s identified trademarks. Trademarks are estimated to have an indefinite useful life and are not amortizable but are reviewed for impairment at least annually and as events or circumstances dictate. The impairment review for trademarks also allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value. The costs of developing and maintaining our trademarks are expensed as incurred.
A significant amount of judgment is also required in estimating the fair values of our reporting units and trademarks.
Revenue and Expense Recognition
Guest cruise deposits represent unearned revenues and are initially included in customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not significant. Future travel discount vouchers are included as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Guest cancellation fees are recognized in cruise passenger ticket revenues at the time of cancellation. Revenue is recognized net of expected discounts.
Our sale to guests of air and other transportation to and from airports near the home ports of our ships are included in cruise passenger ticket revenues, and the related cost of purchasing these services are included in cruise transportation costs. The proceeds that we collect from the sales of third-party shore excursions and on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other cruise revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.
Cruise passenger ticket revenues include fees, taxes and charges collected by us from our guests. A portion of these fees, taxes and charges vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees, taxes and charges is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in passenger ticket revenues and commissions, transportation and other costs were $540 million in 2016, $524 million in 2015 and $532 million in 2014. The remaining portion of fees, taxes and charges are also included in cruise passenger ticket revenues and are expensed in other ship operating expenses when the corresponding revenues are recognized.
Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed or expenses are incurred. Revenues from the long-term leasing of ships, which are also included in our Tour and Other segment, are recognized ratably over the term of the agreement.
Insurance
We maintain insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers for recorded losses at the time the recovery is probable and upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.
Selling and Administrative Expenses
Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $630 million in 2016, $627 million in 2015 and $623 million in 2014. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.
Foreign Currency Translations and Transactions
Each business determines its functional currency by reference to its primary economic environment. We translate the assets and liabilities of our foreign operations that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign operations are translated at weighted-average exchange rates for the period. Their equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of accumulated other comprehensive income (“AOCI”), which is a separate component of shareholders’ equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

We execute transactions in a number of different currencies. Exchange rate gains and losses arising from changes in foreign currency exchange rates between the time an expense is recorded and when it is settled are recognized currently in other income, net. The remeasurement of monetary assets and liabilities denominated in a currency other than the functional currency of the entity involved are also recognized in other income, net, unless such monetary liabilities have been designated to act as hedges of net investments in our foreign operations. The net gains or losses resulting from foreign currency transactions were insignificant in 2016, 2015 and 2014. In addition, the unrealized gains or losses on our long-term intercompany receivables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments.
Share-Based Compensation
We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense will be reversed and future compensation expense will be adjusted accordingly. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. If the target market conditions are not expected to be met, compensation expense will still be recognized. In addition, we estimate the amount of expected forfeitures based on historical forfeiture experience when calculating compensation cost. We revise our forfeiture estimates, if the actual forfeitures that occur are significantly different from our estimates.
Earnings Per Share
Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights (see Note 3 - "DLC Arrangement").
Accounting Pronouncements

Amended guidance was issued by the Financial Accounting Standards Board (“FASB”) regarding the accounting for Service Concession Arrangements. The new guidance defines a service concession as an arrangement between a public-sector grantor, such as a port authority, and a company that will operate and maintain the grantor's infrastructure for a specified period of time. In exchange, the company may be given a right to charge the public, such as our cruise guests, for the use of the infrastructure. This guidance required us to record certain of the infrastructure we had constructed to be used by us pursuant to a service concession arrangement outside of property and equipment. On December 1, 2015, we adopted this guidance and, accordingly, reclassified $70 million from Property and Equipment, Net to Other Intangibles on our November 30, 2015 Consolidated Balance Sheet (see Note 11 - “Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis”).

The FASB issued amended guidance regarding accounting for Interest - Imputation of Interest, which simplifies the presentation of debt issuance costs. The guidance requires that debt issuance costs related to a recognized debt liability be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. We will adopt this guidance in the first quarter of 2017 on a retrospective basis. Adoption will not have a material impact to our Consolidated Balance Sheets.

The FASB issued amended guidance regarding accounting for Intangibles - Goodwill and Other - Internal-Use Software, which clarifies the accounting for fees paid in a cloud computing arrangement. The amendments provide guidance to customers about whether a cloud computing arrangement includes a software license or if the arrangement should be accounted for as a service contract. The amendments will impact the accounting for software licenses but will not change a customer's accounting for service contracts. We will adopt this guidance in the first quarter of 2017 on a prospective basis. Adoption will not have a material impact to our consolidated financial statements.

The FASB issued amended guidance regarding Compensation - Stock Compensation - Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. We intend to early adopt this guidance in the first quarter of fiscal 2017 on a modified retrospective basis. Adoption will not have a material impact to our consolidated financial statements.

The FASB issued amended guidance regarding accounting for Derivatives and Hedging - Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships, which clarifies that a change in the counterparty to a derivative instrument that has been designated as a hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is required to be adopted by us in the first quarter of 2018 and can be applied on either a prospective or modified retrospective basis. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact to our consolidated financial statements.

The FASB issued amended guidance regarding accounting for Derivatives and Hedging - Contingent Put and Call Options in Debt Instruments, which clarifies the requirements for assessing whether contingent call and put options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts or whether the embedded call and put options should be bifurcated from the related debt instrument and accounted for separately as a derivative. This guidance is required to be adopted by us in the first quarter of 2018 and must be applied using a modified retrospective approach. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact to our consolidated financial statements.

The FASB issued amended guidance regarding Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments are aimed at reducing the existing diversity in practice. The guidance is required to be adopted by us in the first quarter of fiscal 2019 and should be applied using a retrospective transition method for each period presented. Early adoption is permitted, including adoption in an interim period. The adoption of this guidance is not expected to have a material impact to our consolidated financial statements.

The FASB issued amended guidance regarding accounting for Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. When effective, this standard will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles (“U.S. GAAP”). The standard also requires more detailed disclosures and provides additional guidance for transactions that were not comprehensively addressed in U.S. GAAP. This guidance is required to be adopted by us in the first quarter of fiscal 2019 by either recasting all years presented in our financial statements or by recording the impact of adoption as an adjustment to retained earnings at the beginning of the year of adoption. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

The FASB issued guidance regarding accounting for Leases, which requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. This guidance is required to be adopted by us in the first quarter of fiscal 2020. We are currently evaluating the impact this guidance will have on our consolidated financial statements.
NOTE 3 – DLC Arrangement
In 2003, Carnival Corporation and Carnival plc completed a DLC transaction, which implemented Carnival Corporation and Carnival plc’s DLC arrangement. The contracts governing the DLC arrangement provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The constitutional documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation’s shareholders may differ from the interests of Carnival plc’s shareholders (a “class rights action” such as transactions primarily designed to amend or unwind the DLC arrangement), each shareholder body will vote separately as a class. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

Upon the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed the Equalization and Governance Agreement, which provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one Carnival plc ordinary share is entitled to the same distributions, subject to the terms of the Equalization and Governance Agreement, as one share of Carnival Corporation common stock. In a liquidation of either company or both companies, if the hypothetical potential per share liquidation distributions to each company’s shareholders are not equivalent, taking into account the relative value of the two companies’ assets and the indebtedness of each company, to the extent that one company has greater net assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis, the company with the ability to make a higher net distribution is required to make a payment to the other company to equalize the possible net distribution to shareholders, subject to certain exceptions.
At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation’s deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc’s deed of guarantee mirror those of Carnival Corporation’s. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other’s pre-DLC indebtedness and certain other monetary obligations, or alternatively have provided standalone guarantees in lieu of utilization of these deeds of guarantee, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and certain other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third-party beneficiaries of such deed of guarantee.
The deeds of guarantee are governed and construed in accordance with the laws of the Isle of Man. Subject to the terms of the deeds of guarantee, the holders of indebtedness and other obligations that are subject to the deeds of guarantee will have recourse to both Carnival plc and Carnival Corporation, though a Carnival plc creditor must first make written demand on Carnival plc and a Carnival Corporation creditor on Carnival Corporation. Once the written demand is made by letter or other form of notice, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor. Accordingly, there is no requirement under the deeds of guarantee to obtain a judgment, take other enforcement actions or wait any period of time prior to taking steps against the relevant guarantor. All actions or proceedings arising out of or in connection with the deeds of guarantee must be exclusively brought in courts in England.
Under the terms of the DLC transaction documents, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. The companies have entered into some of these types of transactions and may enter into additional transactions in the future to take advantage of the flexibility provided by the DLC arrangement, and to operate both companies as a single unified economic enterprise in the most effective manner. In addition, under the terms of the Equalization and Governance Agreement and the deeds of guarantee, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.
Given the DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for both Carnival Corporation and Carnival plc have not been presented.
NOTE 4 – Property and Equipment
Property and equipment consisted of the following (in millions):

	November 30,
	2016		2015
Ships, including ship improvements	$44,122		$42,401
Ships under construction	725		839
	44,847		43,240
Land, buildings and improvements, including leasehold improvements and port facilities	1,086		1,067	(b)
Computer hardware and software, transportation equipment and other	1,591		1,389
Total property and equipment	47,524		45,696	(b)
Less accumulated depreciation and amortization	(15,095)		(13,878)	(b)
	$32,429	(a)	$31,818	(a) (b)

(a)
At November 30, 2016 and 2015, the net carrying values of ships and ships under construction for our North America, EAA, Cruise Support and Tour and Other segments were $19.5 billion, $11.2 billion, $0.3 billion and $0.1 billion and $18.5 billion, $11.7 billion, $0.3 billion and $0.1 billion, respectively.

(b)
On December 1, 2015, we adopted the amended guidance issued by FASB regarding accounting for Service Concession Arrangements and, accordingly, reclassified $70 million from Property and Equipment, Net to Other Intangibles on our November 30, 2015 Consolidated Balance Sheet (see "Note 2 - Summary of Significant Accounting Policies").

Ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Capitalized interest amounted to $26 million in 2016, $22 million in 2015 and $21 million in 2014.
Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $963 million in 2016, $1.0 billion in 2015 and $936 million in 2014.

Sales of Ships

In March 2016, we entered into a bareboat charter/sale agreement for a 1,550-passenger capacity ship, which will be chartered to an unrelated entity from April 2017 through 2027. Under this agreement, ownership of the ship will be transferred to the buyer in 2027.

In 2014, we entered into a bareboat charter/sale agreement for a 1,490-passenger capacity ship, which was chartered to an unrelated entity from December 2014 through August 2021. Under this agreement, ownership of the ship will be transferred to the buyer in August 2021. We are recognizing the charter revenue over the term of the agreement.

In 2014, we sold a 670-passenger capacity ship for a total gain of $24 million, of which $14 million was recognized in the fourth quarter of 2014 as a reduction in other ship operating expenses. We provided $66 million of financing to the buyer, which is due in semi-annual installments through November 2019. The remaining gain of $10 million was recognized as a reduction in other ship operating expenses over the term of the bareboat charter agreement through March 2016.
In 2014, we entered into a bareboat charter/sale agreement for a 1,440-passenger capacity ship, which was chartered to an unrelated entity from January 2015 through March 2025. Under this agreement, ownership of the ship will be transferred to the buyer in March 2025. We are recognizing the charter revenue for this agreement over the term of the agreement.

During the second quarter of 2014, an 830-passenger capacity ship was sold and we recognized a $37 million gain as a reduction in other ship operating expenses.
See Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” for a discussion regarding ship impairments.
NOTE 5 – Other Assets
We have a 40% noncontrolling interest in Grand Bahama Shipyard Ltd. ("Grand Bahama"), a ship repair and maintenance facility. Grand Bahama provided services to us of $58 million in 2016, $33 million in 2015 and $41 million in 2014.

NOTE 6 – Unsecured Debt
Long-term debt and short-term borrowings consisted of the following (in millions):

	November 30, 2016		November 30,
	Interest Rates	Maturities Through	2016	2015
Long-Term Debt
Export Credit Facilities
Fixed rate	2.4% to 5.0%	2027	$941	$1,032
Euro fixed rate	3.8% to 4.5%	2025	233	261
Floating rate	1.6% to 2.1%	2026	793	688
Euro floating rate	0.0% to 0.8%	2027	1,649	1,864
Bank Loans
Euro fixed rate	0.6% to 3.9%	2021	612	160
Floating rate	1.3% to 1.8%	2021	800	800
Euro floating rate	0.4% to 0.8%	2021	319	212
Private Placement Notes
Fixed rate	—%	2016	—	42
Euro fixed rate	7.3%	2018	51	130
Publicly-Traded Notes
Fixed rate	1.9% to 7.2%	2028	1,717	2,219
Euro fixed rate	1.1% to 1.9%	2022	1,857	1,324
Other	5.5% to 7.3%	2030	25	25
Short-Term Borrowings
Euro floating rate commercial paper	(0.1)%	2017	451	—
Euro floating rate bank loans	0.9%	2017	6	30
Total Debt			9,454	8,787
Less short-term borrowings			(457)	(30)
Less current portion of long-term debt			(640)	(1,344)
Total Long-term Debt			$8,357	$7,413

The debt table does not include the impact of our foreign currency and interest rate swaps. The composition of our debt, including the effect of foreign currency swaps and interest rate swaps, was as follows:

	November 30,
	2016	2015
Fixed rate	28%	32%
Euro fixed rate	35%	28%
Floating rate	14%	18%
Euro floating rate	23%	22%
Substantially all of our fixed rate debt can be called or prepaid by incurring additional costs. In addition, substantially all of our debt agreements, including our main revolving credit facility, contain one or more financial covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders’ equity and to limit our debt to capital and debt to equity ratios and the amounts of our secured assets and secured and other indebtedness. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables (see Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities”) could become due, and all debt and derivative contracts could be terminated. At November 30, 2016, we were in compliance with all of our debt covenants.

The interest rates on some of our debt, and in the case of our main revolver its commitment fees, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc.

We use the net proceeds from our borrowings for general corporate purposes and purchases of new ships. At November 30, 2016, the scheduled annual maturities of our debt were as follows (in millions):

	Fiscal
	2017	2018	2019	2020	2021	Thereafter	Total
Short-term borrowings	$457						$457
Long-term debt	640	$2,071	$1,595	$1,303	$1,082	$2,306	8,997
	$1,097	$2,071	$1,595	$1,303	$1,082	$2,306	$9,454
Subsequent to November 30, 2016, we entered into an approximately $800 million export credit facility, which may be drawn in euro or U.S. dollars in 2021 and will be due in semi-annual installments through 2033. The interest rate on this export credit facility can be fixed or floating, at our discretion.
Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. In addition, all debt issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.
Committed Ship Financings
We have unsecured euro and U.S. dollar long-term export credit committed ship financings. These commitments, if drawn at the time of ship delivery, are generally repayable semi-annually over 12 years. We have the option to cancel each one at specified dates prior to the underlying ship’s delivery date.

Revolving Credit Facilities
At November 30, 2016, we had $2.9 billion of total revolving credit facilities comprised of a $2.6 billion ($1.9 billion, €500 million and £169 million) multi-currency revolving credit facility that expires in 2021 (the "Facility") and a $300 million revolving credit facility that expires in 2020. A total of $2.4 billion of this capacity was available for drawing, which is net of outstanding commercial paper. The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 30 basis points (“bps”). The margin varies based on changes to Carnival Corporation’s and Carnival plc’s long-term senior unsecured credit ratings. We are required to pay a commitment fee of 35% of the margin per annum on any undrawn portion. We will also incur an additional utilization fee of 10 bps, 20 bps or 40 bps if equal to or less than one-third, more than one-third or more than two-thirds of the Facility, respectively, is drawn on the total amount outstanding.
NOTE 7 – Commitments
Ship Commitments
At November 30, 2016, including ship construction contracts entered into through January 19, 2017, we had 19 ships under contract for construction. The estimated total future commitments, including the contract prices with the shipyards, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items, are $1.4 billion in 2017, $2.6 billion in 2018, $3.4 billion in 2019, $3.3 billion in 2020, $2.4 billion in 2021 and $1.6 billion in 2022.
Operating Leases, Port Facilities and Other Commitments
Rent expense under our operating leases, primarily for office and warehouse space, was $67 million in 2016, $70 million in 2015 and $63 million in 2014.
At November 30, 2016, minimum amounts payable for our operating leases, with initial or remaining terms in excess of one year, and for the annual usage of port facilities and other non-cancelable contractual commitments with remaining terms in excess of one year, were as follows (in millions):

	Fiscal
	2017	2018	2019	2020	2021	Thereafter	Total
Operating leases	$47	$42	$38	$36	$30	$198	$391
Port facilities and other	228	195	117	108	102	875	1,625
	$275	$237	$155	$144	$132	$1,073	$2,016

NOTE 8 – Contingencies
Litigation
In the normal course of our business, various claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. Management believes the ultimate outcome of these claims and lawsuits will not have a material impact on our consolidated financial statements.
Contingent Obligations – Lease Out and Lease Back Type (“LILO”) Transactions
At November 30, 2016, we had estimated contingent obligations totaling $366 million, excluding termination payments as discussed below, to participants in LILO transactions for two of our ships. At the inception of these leases, we paid the aggregate of the net present value of these obligations to a group of major financial institutions, who agreed to act as payment undertakers and directly pay these obligations. As a result, these contingent obligations are considered extinguished and neither the funds nor the contingent obligations have been included in our Consolidated Balance Sheets.
In the event that we were to default on our contingent obligations and assuming performance by all other participants, we estimate that we would, as of November 30, 2016, be responsible for a termination payment of $13 million. In January 2016, we exercised our options to terminate, at no cost, the LILO transactions on January 1, 2017 for one ship and January 1, 2018 for the second ship.
In advance of the termination dates, if the credit rating of one of the financial institutions who is directly paying the contingent obligations falls below AA-, or below A- for the other financial institution, then we will be required to replace the applicable financial institution with another financial institution whose credit rating is at least AA or meets other specified credit requirements. In such circumstances, we would incur additional costs, although we estimate that they would not be significant to our consolidated financial statements. The financial institution payment undertaker subject to the AA- credit rating threshold has a credit rating of AA, and the financial institution subject to the A- credit rating threshold has a credit rating of A+. If our credit rating, which is A-, falls below BBB, we will be required to provide a standby letter of credit for $27 million, or, alternatively, provide mortgages for this aggregate amount on these two ships.
Contingent Obligations – Indemnifications
Some of the debt contracts that we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase lenders' costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any material payments under such indemnification clauses in the past and we do not believe a request for material future indemnification payments is probable.
NOTE 9 – Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:
U.S. Income Tax
We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.
Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S.  Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is currently exempt from U.S. federal income and branch profit taxes.
Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.
In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an “equivalent exemption jurisdiction”) and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the “publicly-traded test”). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation’s income is exempt from U.S. federal income and branch profit taxes.
Regulations under Section 883 list certain activities that the Internal Revenue Service (“IRS”) does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.
We believe that the U.S. source transportation income earned by Carnival plc and its Italian resident subsidiary currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.
Carnival Corporation and Carnival plc and certain of their subsidiaries are subject to various U.S. state income taxes generally imposed on each state’s portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.
UK and Australian Income Tax
Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter the UK tonnage tax under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands’ relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.
For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.
Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax. Dividends received from subsidiaries of Carnival plc doing business outside the UK are generally exempt from UK corporation tax.
P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.
Italian and German Income Tax
In early 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional ten-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.
Most of Costa’s and AIDA’s earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 5.5%.
Substantially all of AIDA’s earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.
Income and Other Taxes in Asian Countries
Substantially all of our brands’ income from their international operation in Asian countries is exempt from local corporation tax by virtue of relevant income tax treaties.
Other
We recognize income tax benefits for uncertain tax positions, based solely on their technical merits, when it is more likely than not to be sustained upon examination by the relevant tax authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. All interest expense related to income tax liabilities is included in income tax expense. Based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not significant to our financial position.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes, fees and other charges are included in commissions, transportation and other costs and other ship operating expenses.
NOTE 10 – Shareholders’ Equity
Carnival Corporation’s Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2016 and 2015, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued. Our Boards of Directors have authorized, subject to certain restrictions, the repurchase of up to an aggregate of $1.0 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares (the “Repurchase Program”). On January 28, 2016 and on June 27, 2016, the Boards of Directors approved modifications of the Repurchase Program authorization that increased the remaining authorized repurchases at the time of each approval by $1.0 billion. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time. Our repurchases under the Repurchase Program were as follows (in millions):

	Carnival Corporation		Carnival plc
	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased
2016	47.8	$2,264	0.7	$35
2015	5.3	$276	—	—
In 2014, there were no repurchases of Carnival Corporation common stock or Carnival plc ordinary shares under the Repurchase Program. From December 1, 2016 through January 19, 2017, we repurchased 0.2 million shares of Carnival plc ordinary shares for approximately $10 million under the Repurchase Program. At January 19, 2017, the remaining Carnival Corporation availability under the Repurchase Program was $389 million.
In addition to the Repurchase Program, the Boards of Directors authorized, in January 2017, the repurchase of up to 22.0 million Carnival plc ordinary shares and, in February 2016, the repurchase of up to 26.9 million shares of Carnival Corporation common stock under the Stock Swap ("Stock Swap") programs described below. Under the Stock Swap programs, we sell shares of Carnival Corporation common stock or Carnival plc ordinary shares and use a portion of the net proceeds to purchase an equivalent number of Carnival plc ordinary shares or shares of Carnival Corporation common stock, as applicable. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock. Any realized economic benefit under the Stock Swap programs is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program.
Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap programs require annual shareholder approval. The existing shareholder approval is limited to a maximum of 21.5 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2017 annual general meeting or July 13, 2017. At January 19, 2017, the remaining availability under the Stock Swap programs was 22.0 million Carnival plc ordinary shares and 26.0 million shares of Carnival Corporation common stock. At January 19, 2017, the remaining Carnival plc availability under the Repurchase Program was 20.6 million ordinary shares.
During 2016 and 2015, under the Stock Swap programs, Carnival Investments Limited ("CIL"), a subsidiary of Carnival Corporation, sold 0.9 million and 5.1 million of Carnival plc ordinary shares for net proceeds of $40 million and $264 million, respectively. Substantially all of the net proceeds from these sales were used to purchase 0.9 million shares in 2016 and 5.1 million shares in 2015 of Carnival Corporation common stock. Carnival Corporation sold these Carnival plc ordinary shares owned by CIL only to the extent it was able to repurchase shares of Carnival Corporation common stock in the U.S. on at least an equivalent basis. During 2016 and 2015, there were no sales of Carnival Corporation common stock or repurchases of Carnival plc ordinary shares under the Stock Swap program. During 2014, there were no sales or repurchases of Carnival Corporation common stock or Carnival plc ordinary shares under the Stock Swap programs.

Accumulated other comprehensive loss was as follows (in millions):

	November 30,
	2016	2015
Cumulative foreign currency translation adjustments, net	$(2,266)	$(1,591)
Unrecognized pension expenses	(120)	(82)
Unrealized losses on marketable securities	(3)	(3)
Net losses on cash flow derivative hedges	(65)	(65)
	$(2,454)	$(1,741)
During 2016 and 2015, $7 million and $13 million of unrecognized pension expenses were reclassified out of accumulated other comprehensive loss, of which $4 million and $8 million were included in payroll and related expenses and $3 million and $5 million were included in selling and administrative expenses, respectively.
During 2016, our Board of Directors declared a 17% dividend increase to holders of Carnival Corporation common stock and Carnival plc ordinary shares from $0.30 per share to $0.35 per share. On October 20, 2016, our Board of Directors declared a $0.35 per share dividend ($254 million) for the fourth quarter of fiscal 2016 for shareholders of record on November 25, 2016, which was paid on December 16, 2016.
NOTE 11 – Fair Value Measurements, Derivative Instruments and Hedging Activities
Fair Value Measurements
U.S. accounting standards establish a fair value hierarchy prioritizing the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•
Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

•
Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.

•	Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between independent and knowledgeable market participants. When quoted prices are not readily available, our own assumptions are set to reflect those that we believe market participants would use in pricing the asset or liability.
The fair value measurement of a financial asset or financial liability reflects the nonperformance risk of both parties to the contract. Therefore, the fair value measurement of our financial instruments reflects the impact of our counterparty’s creditworthiness for asset positions and our creditworthiness for liability positions. Creditworthiness did not have a significant impact on the fair values of our financial instruments at November 30, 2016 and 2015. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis
The carrying values and estimated fair values and basis of valuation of our financial instrument assets and liabilities not measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2016				November 30, 2015
	Carrying Value	Fair Value			Carrying Value	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents (a)	$256	$256	$—	$—	$647	$647	$—	$—
Restricted cash (b)	41	41	—	—	7	7	—	—
Long-term other assets (c)	99	1	68	31	119	1	87	31
Total	$396	$298	$68	$31	$773	$655	$87	$31
Liabilities
Fixed rate debt (d)	$5,436	$—	$5,727	$—	$5,193	$—	$5,450	$—
Floating rate debt (d)	4,018	—	4,048	—	3,594	—	3,589	—
Total	$9,454	$—	$9,775	$—	$8,787	$—	$9,039	$—

(a)
Cash and cash equivalents are comprised of cash on hand and at November 30, 2015 also included a money market deposit account and time deposits. Due to their short maturities, the carrying values approximate their fair values.

(b)	Restricted cash is comprised of a money market deposit account and at November 30, 2016 also included funds held in escrow.

(c)
Long-term other assets are substantially all comprised of notes and other receivables. The fair values of our Level 2 notes and other receivables were based on estimated future cash flows discounted at appropriate market interest rates. The fair values of our Level 3 notes receivable were estimated using risk-adjusted discount rates.

(d)
Debt does not include the impact of interest rate swaps. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis
The estimated fair value and basis of valuation of our financial instrument assets and liabilities that are measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2016			November 30, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash equivalents (a)	$347	$—	$—	$748	$—	$—
Restricted cash (b)	19	—	—	22	—	—
Short-term investments (c)	—	—	21	—	—	—
Marketable securities held in rabbi trusts (d)	93	4	—	105	8	—
Derivative financial instruments (e)	—	15	—	—	29	—
Long-term other asset (c)	—	—	—	—	—	21
Total	$459	$19	$21	$875	$37	$21
Liabilities
Derivative financial instruments (e)	$—	$434	$—	$—	$625	$—
Total	$—	$434	$—	$—	$625	$—

(a)	Cash equivalents are comprised of money market funds.

(b)	Restricted cash is substantially all comprised of money market funds.

(c)
The fair value of auction rate security included in short-term investments and long-term other asset was based on a broker quote in an inactive market, which is considered a Level 3 input. During fiscal 2016, there were no purchases or sales pertaining to this auction-rate security. This auction-rate security was sold in December 2016.

(d)
At November 30, 2016 and 2015, marketable securities held in rabbi trusts were comprised of Level 1 bonds, frequently-priced mutual funds invested in common stocks, and money market funds and Level 2 other investments. Their use is restricted to funding certain deferred compensation and non-qualified U.S. pension plans.

(e)	See “Derivative Instruments and Hedging Activities” section below for detailed information regarding our derivative financial instruments.

We measure our derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs and other variables included in the valuation models such as interest rate, yield and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities and netting arrangements. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and fuel derivatives using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated, but not compelled to transact.
Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis
Impairments of Ships
As a result of the 2014 bareboat charter/sale agreement for a 1,440-passenger capacity ship, we performed a ship impairment review and recognized a $31 million impairment charge in other ship operating expenses during the fourth quarter of 2014. The estimated fair value of the ship was substantially all determined based on the expected collectability of the bareboat charter payments, which is considered a Level 3 input. See Note 4 - “Property and Equipment” for a discussion regarding ship sales.

Due to the expected absorption of Ibero Cruises’ (“Ibero”) operations into Costa in 2014, and certain ship specific facts and circumstances, such as size, age, condition, viable alternative itineraries and historical operating cash flows, we performed an undiscounted future cash flow analysis of a 1,490-passenger capacity ship as of May 31, 2014. The principal assumptions used in our undiscounted cash flow analysis consisted of forecasted future operating results, including net revenue yields and net cruise costs including fuel prices, and the estimated residual value, which are all considered Level 3 inputs. Based on its undiscounted cash flow analysis, we determined that the net carrying value for the ship exceeded its estimated undiscounted future cash flows. Accordingly, we then estimated the May 31, 2014 fair value of this ship based on its discounted future cash flows and recognized a $22 million ship impairment charge in other ship operating expenses during 2014.
Valuation of Goodwill and Other Intangibles
The reconciliation of the changes in the carrying amounts of our goodwill was as follows (in millions):

	North America Segment	EAA Segment	Total
Balance at November 30, 2014	$1,898	$1,229	$3,127
Foreign currency translation adjustment	—	(117)	(117)
Balance at November 30, 2015	1,898	1,112	3,010
Foreign currency translation adjustment	—	(100)	(100)
Balance at November 30, 2016	$1,898	$1,012	$2,910

At July 31, 2016, we performed our annual goodwill impairment reviews, which included performing a qualitative assessment for AIDA, Carnival Cruise Line, Cunard, P&O Cruises (UK) and Princess. Qualitative factors such as industry and market conditions, macroeconomic conditions, changes to the weighted-average cost of capital (“WACC”), overall financial performance, changes in fuel prices and capital expenditures were considered in the qualitative assessment to determine how changes in these factors would affect each of these cruise brands’ estimated fair values. Based on our qualitative assessments, we determined it was more-likely-than-not that each of these cruise brands’ estimated fair values exceeded their carrying values and, therefore, we did not proceed to the two-step quantitative goodwill impairment reviews.

As of July 31, 2016, we also performed our annual goodwill impairment reviews for Costa, Holland America Line and P&O Cruises (Australia). As part of our periodic process, we did not perform a qualitative assessment but instead proceeded directly to step one of the two-step quantitative goodwill impairment review and compared each of Costa's, Holland America Line's and P&O Cruises (Australia)’s estimated fair value to the carrying value of their allocated net assets. Their estimated fair values were based on discounted future cash flow analyses. The principal assumptions used in our cash flow analyses consisted of:

•	Forecasted operating results, including net revenue yields and net cruise costs including fuel prices

•	Capacity changes, including the expected rotation of vessels into, or out of, Costa, Holland America Line and P&O Cruises (Australia)

•	WACC of market participants, adjusted for the risk attributable to the geographic regions in which Costa, Holland America Line and P&O Cruises (Australia) operate

•	Capital expenditures, proceeds from forecasted dispositions of ships and terminal values, which are all considered Level 3 inputs
Based on the discounted cash flow analyses, we determined that each of Costa's, Holland America Line’s and P&O Cruises (Australia)’s estimated fair value significantly exceeded their carrying value and, therefore, we did not proceed to step two of the impairment reviews.
The reconciliation of the changes in the carrying amounts of our other intangible assets not subject to amortization, which represent trademarks, was as follows (in millions):

	North America Segment	EAA Segment	Total
Balance at November 30, 2014	$927	$338	$1,265
Foreign currency translation adjustment	—	(31)	(31)
Balance at November 30, 2015	927	307	1,234
Foreign currency translation adjustment	—	(28)	(28)
Balance at November 30, 2016	$927	$279	$1,206

At July 31, 2016, our cruise brands that had significant trademarks recorded included AIDA, P&O Cruises (Australia), P&O Cruises (UK) and Princess. As of that date, we performed our annual trademark impairment reviews for these cruise brands, which included performing a qualitative assessment for AIDA, P&O Cruises (UK) and Princess. Qualitative factors such as industry and market conditions, macroeconomic conditions, changes to the WACC, changes in royalty rates and overall financial performance were considered in the qualitative assessment to determine how changes in these factors would affect the estimated fair value for AIDA's, P&O Cruises (UK)'s and Princess' recorded trademarks. Based on our qualitative assessment, we determined it was more likely-than-not that the estimated fair value for AIDA's, P&O Cruises (UK)’s and Princess's recorded trademarks exceeded their carrying value and, therefore, none of these trademarks were impaired.

As of July 31, 2016, we did not perform a qualitative assessment for P&O Cruises (Australia)'s trademarks but instead proceeded directly to the quantitative trademark impairment reviews. Our quantitative assessment included estimating P&O Cruises (Australia)'s trademarks fair value based upon a discounted future cash flow analysis, which estimated the amount of royalties that we are relieved from having to pay for use of the associated trademarks, based upon forecasted cruise revenues and a market participant’s royalty rate. The royalty rate was estimated primarily using comparable royalty agreements for similar industries. Based on our quantitative assessment, we determined that the estimated fair values for P&O Cruises (Australia)’s trademarks significantly exceeded their carrying values and, therefore, none of these trademarks were impaired.

The determination of our reporting unit goodwill and trademark fair values includes numerous assumptions that are subject to various risks and uncertainties. We believe that we have made reasonable estimates and judgments. If there is a change in the conditions or circumstances influencing fair values in the future, then we may need to recognize an impairment charge.

The reconciliation of the changes in the net carrying amounts of our other intangible assets subject to amortization, which represent port usage rights, was as follows (in millions):

	Cruise Support Segment	EAA Segment	Total
Balance at November 30, 2015 (a)	$62	$12	$74
Additions	—	1	1
Amortization	(3)	(1)	(4)
Foreign currency translation adjustment	(2)	—	(2)
Balance at November 30, 2016	$57	$12	$69
(a) See "Note 2 - Summary of Significant Accounting Policies"
Derivative Instruments and Hedging Activities
We utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. In addition, we have fuel derivatives settling in 2017 and 2018 to mitigate a portion of the risk to our future cash flows attributable to potential fuel price increases, which we define as our “economic risk.” Our policy is to not use any financial instruments for trading or other speculative purposes.
All derivatives are recorded at fair value. The changes in fair value are recognized currently in earnings if the derivatives do not qualify as effective hedges, or if we do not seek to qualify for hedge accounting treatment, such as for our fuel derivatives. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or substantially liquidated. We formally document hedging relationships for all derivative and non-derivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.
We classify the fair values of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged. Our cash flows related to fuel derivatives are classified within investing activities.
The estimated fair values of our derivative financial instruments and their location in the Consolidated Balance Sheets were as follows (in millions):

		November 30,
	Balance Sheet Location	2016	2015
Derivative assets
Derivatives designated as hedging instruments
Net investment hedges (a)	Prepaid expenses and other	$12	$14
	Other assets – long-term	3	13
Interest rate swaps (b)	Prepaid expenses and other	—	2
Total derivative assets		$15	$29
Derivative liabilities
Derivatives designated as hedging instruments
Net investment hedges (a)	Accrued liabilities and other	$26	$—
Interest rate swaps (b)	Accrued liabilities and other	10	11
	Other long-term liabilities	23	27
Foreign currency zero cost collars (c)	Accrued liabilities and other	12	—
	Other long-term liabilities	21	26
		92	64
Derivatives not designated as hedging instruments
Fuel (d)	Accrued liabilities and other	198	227
	Other long-term liabilities	144	334
		342	561
Total derivative liabilities		$434	$625

(a)
At November 30, 2016 and 2015, we had foreign currency forwards totaling $456 million and $43 million, respectively, that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency. At November 30, 2016, these foreign currency forwards settle through July 2017. At November 30, 2016 and 2015, we also had foreign currency swaps totaling $291 million and $387 million, respectively, that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency. At November 30, 2016, these foreign currency swaps settle through September 2019.

(b)
We have euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $500 million at November 30, 2016 and $568 million at November 30, 2015 of EURIBOR-based floating rate euro debt to fixed rate euro debt. At November 30, 2016, these interest rate swaps settle through March 2025. In addition, at November 30, 2015, we had U.S. dollar interest rate swaps designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making floating interest rate payments. At November 30, 2015, these interest rate swap agreements effectively changed $500 million of fixed rate debt to U.S. dollar LIBOR-based floating rate debt. These interest rate swaps settled in February 2016.

(c)
At November 30, 2016 and 2015, we had foreign currency derivatives consisting of foreign currency zero cost collars that are designated as foreign currency cash flow hedges for a portion of our euro-denominated shipbuilding payments. See “Newbuild Currency Risks” below for additional information regarding these derivatives.

(d)
At November 30, 2016 and 2015, we had fuel derivatives consisting of zero cost collars on Brent crude oil (“Brent”) to cover a portion of our estimated fuel consumption through 2018. See “Fuel Price Risks” below for additional information regarding these fuel derivatives.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties. The amounts recognized within assets and liabilities were as follows (in millions):

	November 30, 2016
	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$15	$—	$15	$(15)	$—
Liabilities	$434	$—	$434	$(15)	$419

	November 30, 2015
	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$73	$(44)	$29	$(29)	$—
Liabilities	$669	$(44)	$625	$(29)	$596
The effective gain (loss) portions of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) were as follows (in millions):

	November 30,
	2016	2015	2014
Net investment hedges	$(33)	$58	$25
Foreign currency zero cost collars – cash flow hedges	$(8)	$(57)	$(10)
Interest rate swaps – cash flow hedges	$8	$2	$(28)
There are no credit risk related contingent features in our derivative agreements, except for bilateral credit provisions within our fuel derivative counterparty agreements. These provisions require cash collateral to be posted or received to the extent the fuel derivative fair value payable to or receivable from an individual counterparty exceeds $100 million. At November 30, 2016, no collateral was required to be posted to or received from our fuel derivative counterparties. At November 30, 2015, we had $25 million of collateral posted to one of our fuel derivative counterparties. At November 30, 2015, no collateral was required to be received from our fuel derivative counterparties.
The amount of estimated cash flow hedges’ unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not significant. We have not provided additional disclosures of the impact that derivative instruments and hedging activities have on our consolidated financial statements as of November 30, 2016 and 2015 and for the years ended November 30, 2016, 2015 and 2014 where such impacts were not significant.

Fuel Price Risks
Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We have Brent call options and Brent put options, collectively referred to as zero cost collars, that establish ceiling and floor prices and mitigate a portion of our economic risk attributable to potential fuel price increases. To maximize operational flexibility we utilized derivative markets with significant trading liquidity.

Our zero cost collars are based on Brent prices whereas the actual fuel used on our ships is marine fuel. Changes in the Brent prices may not show a high degree of correlation with changes in our underlying marine fuel prices. We will not realize any economic gain or loss upon the monthly maturities of our zero cost collars unless the average monthly price of Brent is above the ceiling price or below the floor price. We believe that these zero cost collars will act as economic hedges; however, hedge accounting is not applied.

Our unrealized and realized gains (losses), net on fuel derivatives were as follows (in millions):

	November 30,
	2016	2015	2014
Unrealized gains (losses) on fuel derivatives, net	$236	$(332)	$(268)
Realized losses on fuel derivatives, net	(283)	(244)	(3)
Losses on fuel derivatives, net	$(47)	$(576)	$(271)
At November 30, 2016, our outstanding fuel derivatives consisted of zero cost collars on Brent as follows:

Maturities (a)	Transaction Dates	Barrels (in thousands)	Weighted-Average Floor Prices	Weighted-Average Ceiling Prices
Fiscal 2017
	February 2013	3,276	$80	$115
	April 2013	2,028	$75	$110
	January 2014	1,800	$75	$114
	October 2014	1,020	$80	$113
		8,124
Fiscal 2018
	January 2014	2,700	$75	$110
	October 2014	3,000	$80	$114
		5,700

(a) Fuel derivatives mature evenly over each month within the above fiscal periods.

Foreign Currency Exchange Rate Risks
Overall Strategy
We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to and manage the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We currently only hedge certain of our ship commitments and net investments in foreign operations. The financial impacts of the hedging instruments we do employ generally offset the changes in the underlying exposures being hedged.
Operational Currency Risks
Our EAA segment operations generate significant revenues and incur significant expenses in their functional currencies, which subjects us to “foreign currency translational” risk related to these currencies. Accordingly, exchange rate fluctuations in their functional currencies against the U.S. dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar. Any strengthening of the U.S. dollar against these foreign currencies has the financial statement effect of decreasing the U.S. dollar values reported for these segment’s revenues and expenses. Any weakening of the U.S. dollar has the opposite effect.

Substantially all of our operations also have non-functional currency risk related to their international sales. In addition, we have a portion of our operating expenses denominated in non-functional currencies. Accordingly, we also have “foreign currency transactional” risks related to changes in the exchange rates for our revenues and expenses that are in a currency other than the functional currency. The revenues and expenses which occur in the same non-functional currencies create some degree of natural offset.
Investment Currency Risks
We consider our investments in foreign operations to be denominated in stable currencies. Our investments in foreign operations are of a long-term nature. We have $5.5 billion of euro-denominated debt, including the effect of foreign currency swaps, which provides an economic offset for our operations with euro functional currency. We also partially mitigate our net investment currency exposures by denominating a portion of our foreign currency intercompany payables in our foreign operations’ functional currencies.
Newbuild Currency Risks
Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks. We use foreign currency derivative contracts and have used non-derivative financial instruments to manage foreign currency exchange rate risk for some of our ship construction payments.
At November 30, 2016, we had foreign currency zero cost collars that are designated as cash flow hedges for a portion of euro-denominated shipyard payments for the following newbuilds:

	Entered Into	Matures in	Weighted-Average Floor Rate	Weighted- Average Ceiling Rate
Majestic Princess	2015	March 2017	$1.07	$1.25
Carnival Horizon	2016	March 2018	$1.02	$1.25
Seabourn Ovation	2016	April 2018	$1.02	$1.25
Holland America Nieuw Statendam	2016	November 2018	$1.05	$1.25
If the spot rate is between the weighted-average ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars.
In November 2016, we settled our foreign currency zero cost collars that were designated as cash flow hedges for the final euro-denominated shipyard payments of Seabourn Encore, which didn't result in any gain or loss in other comprehensive income.

At January 19, 2017, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $5.7 billion and substantially relates to newbuilds scheduled to be delivered 2019 through 2022 to non-euro functional currency brands.
The cost of shipbuilding orders that we may place in the future that is denominated in a different currency than our cruise brands’ or the shipyards’ functional currency is expected to be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our desire to order new cruise ships.
Interest Rate Risks
We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt or the early retirement of existing debt.
The composition of our debt, including the effect of foreign currency swaps and interest rate swaps, was as follows:

	November 30,
	2016	2015
Fixed rate	28%	32%
Euro fixed rate	35%	28%
Floating rate	14%	18%
Euro floating rate	23%	22%
Concentrations of Credit Risk
As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to minimize these credit risk exposures, including counterparty nonperformance primarily associated with our cash equivalents, investments, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

•	Conducting business with large, well-established financial institutions, insurance companies and export credit agencies

•	Diversifying our counterparties

•	Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk

•	Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards
We currently believe the risk of nonperformance by any of our significant counterparties is remote. At November 30, 2016, our exposures under foreign currency and fuel derivative contracts and interest rate swap agreements were not material.
We also monitor the creditworthiness of travel agencies and tour operators in Asia, Australia and Europe, which includes charter-hire agreements in Asia, and credit and debit card providers to which we extend credit in the normal course of our business prior to sailing. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments. Concentrations of credit risk associated with these trade receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. We have not experienced significant credit losses on our trade receivables, charter-hire agreements and contingent obligations. We do not normally require collateral or other security to support normal credit sales.

NOTE 12 – Segment Information
We have four reportable segments that are comprised of (1) North America, (2) EAA (3) Cruise Support and (4) Tour and Other. Our segments are reported on the same basis as the internally reported information that is provided to our chief operating decision maker (“CODM”), who is the President and Chief Executive Officer of Carnival Corporation and Carnival plc. The CODM assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of our segments.
Our North America segment includes Carnival Cruise Line, Holland America Line, Princess and Seabourn. Our EAA segment includes AIDA, Costa, Cunard, P&O Cruises (Australia), P&O Cruises (UK). The operations of these reporting units have been aggregated into two reportable segments based on the similarity of their economic and other characteristics, including types of customers, regulatory environment, maintenance requirements, supporting systems and processes and products and services they provide. Our Cruise Support segment represents certain of our port and related facilities and other services that are provided for the benefit of our cruise brands.
Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and ships that we bareboat charter to unaffiliated entities.
Selected information for our segments as of and for the years ended November 30 was as follows (in millions):

	Revenues	Operating costs and expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2016
North America (a)	$10,267	$5,786	$1,220	$1,056	$2,205	$2,069	$23,454
EAA	5,906	3,524	691	599	1,092	667	13,456
Cruise Support	131	67	278	42	(256)	310	1,568
Tour and Other (a)	231	152	8	41	30	16	458	(b)
Intersegment elimination (a)	(146)	(146)	—	—	—	—	—
	$16,389	$9,383	$2,197	$1,738	$3,071	$3,062	$38,936
2015
North America (a)	$9,866	$5,925	$1,140	$994	$1,807	$854	$22,420
EAA	5,636	3,442	695	561	938	1,265	14,076
Cruise Support	119	58	223	27	(189)	162	2,248
Tour and Other (a)	226	155	9	44	18	13	493	(b)
Intersegment elimination (a)	(133)	(133)	—	—	—	—	—
	$15,714	$9,447	$2,067	$1,626	$2,574	$2,294	$39,237
2014
North America (a)	$9,559	$6,436	$1,121	$961	$1,041	$1,315	$22,681
EAA	6,148	3,914	725	616	893	1,054	15,228
Cruise Support	90	39	200	25	(174)	156	1,023
Tour and Other (a)	215	160	8	35	12	58	516	(b)
Intersegment elimination (a)	(128)	(128)	—	—	—	—	—
	$15,884	$10,421	$2,054	$1,637	$1,772	$2,583	$39,448

(a)
A portion of the North America segment's revenues includes revenues for the tour portion of a cruise when a land tour package is sold along with a cruise by either Holland America Line or Princess. These intersegment tour revenues, which are included in our Tour and Other segment, are eliminated directly against the North America segment's revenues and operating expenses in the line “Intersegment elimination.”

(b)
Tour and Other segment assets primarily include hotels and lodges in the state of Alaska and the Canadian Yukon, motorcoaches used for sightseeing and charters, glass-domed railcars, which run on the Alaska Railroad, and our owned ships that we leased out under long-term charters to unaffiliated entities.

Our non-U.S. revenues represent sales generated from outside the U.S. principally by non-U.S. travel agents and tour operators. Substantially all of our long-lived assets are located outside of the U.S. and consist of our ships and ships under construction.
Revenues by geographic areas, which are based on where our guests are sourced, were as follows (in millions):

	Years Ended November 30,
	2016	2015	2014
North America	$8,327	$8,015	$7,762
Europe	5,254	5,133	5,676
Australia and Asia	2,506	2,256	2,097
Other	302	310	349
	$16,389	$15,714	$15,884

NOTE 13 – Compensation Plans
Equity Plans
We issue our share-based compensation awards, which at November 30, 2016 included time-based share awards (restricted stock awards and restricted stock units), performance-based share awards and market-based share awards (collectively “equity awards”), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by a committee of our independent directors (the “Committee”) that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 17.3 million shares available for future grant at November 30, 2016. We fulfill our equity award obligations using shares purchased in the open market or with unissued shares or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.
During the years ended November 30, 2014, 2015 and 2016, the equity award activity was as follows:

	Equity Awards
	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2013	3,630,997	$37.11
Granted	1,589,368	$44.61
Vested	(893,930)	$45.52
Forfeited	(273,378)	$40.81
Outstanding at November 30, 2014	4,053,057	$37.94
Granted	1,253,050	$45.70
Vested	(1,298,318)	$31.35
Forfeited	(398,394)	$39.48
Outstanding at November 30, 2015	3,609,395	$42.84
Granted	1,451,917	$53.98
Vested	(1,454,381)	$38.18
Forfeited	(193,806)	$47.76
Outstanding at November 30, 2016	3,413,125	$48.03
As of November 30, 2016, there was $50 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.4 years.

Defined Benefit Pension Plans
We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining all of our plans’ benefit obligations at November 30, 2016 and 2015, we assumed a weighted-average discount rate of 2.9% for 2016 and 3.5% for 2015. The net of our benefit obligations and plan assets under these single-employer defined benefit pension plans is a liability of $88 million.
In addition, we participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) (“MNOPF”), which is divided into two sections, the “New Section” and the “Old Section” and the British Merchant Navy Ratings Pension Fund (registration number 10005646) (“MNRPF”), which are referred to as “the multiemployer plans.” The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. However, contributions made by employers, including us, may be used to provide benefits to employees of other participating employers, and if any of the participating employers withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers. We are contractually obligated to make all required contributions as determined by the plans’ trustees. All of our multiemployer plans are closed to new membership. The MNOPF Old Section is also closed to further benefit accrual and is fully funded. The MNOPF New Section was closed to further benefit accrual at March 31, 2016.
We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for all defined benefit pension plans, including the multiemployer plans, was $27 million in 2016, $47 million in 2015 and $69 million in 2014. Based on the most recent valuation at March 31, 2015 of the MNOPF New Section and at March 31, 2014 of the MNRPF, it was determined that these plans were 90% and 67% funded, respectively. In 2016, 2015 and 2014, our contributions to the MNOPF New Section and in 2016, our contributions to the MNRPF did not exceed 5% of total contributions to the fund. In 2015 and 2014, our contributions to the MNRPF exceeded 5% of total contributions to the fund. These contributions were not material to us. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future, however, such amounts are not expected to be material to our consolidated financial statements.
Defined Contribution Plans
We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $30 million in 2016 and 2015 and $25 million in 2014.

NOTE 14 – Earnings Per Share
Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,
	2016	2015	2014
Net income for basic and diluted earnings per share	$2,779	$1,757	$1,216
Weighted-average common and ordinary shares outstanding	745	777	776
Dilutive effect of equity plans	2	2	2
Diluted weighted-average shares outstanding	747	779	778
Basic earnings per share	$3.73	$2.26	$1.57
Diluted earnings per share	$3.72	$2.26	$1.56
Anti-dilutive equity awards excluded from diluted earnings per share computations	—	—	1

NOTE 15 – Supplemental Cash Flow Information
Cash paid for interest, net of capitalized interest, was $211 million in 2016, $216 million in 2015 and $297 million in 2014. In addition, cash paid for income taxes, net of recoveries, was $48 million in 2016, $40 million in 2015 and $5 million in 2014.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the “Company”) at November 30, 2016 and November 30, 2015, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2016, based on criteria established in the 2013 Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
/s/PricewaterhouseCoopers LLP
Miami, Florida
January 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Cautionary Note Concerning Factors That May Affect Future Results
Some of the statements, estimates or projections contained in this 2016 Annual Report are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “depends,” “expect,” “goal,” “anticipate,” “forecast,” “project,” “future,” “intend,” “plan,” “estimate,” “target,” “indicate” and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that may impact our outlook including, but not limited to, the forecasting of our:

• Net revenue yields	• Net cruise costs, excluding fuel per available lower berth day
• Booking levels	• Estimates of ship depreciable lives and residual values
• Pricing and occupancy	• Goodwill, ship and trademark fair values
• Interest, tax and fuel expenses	• Liquidity
• Currency exchange rates	• Adjusted earnings per share
Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2016 Annual Report. This note contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. These factors include, but are not limited to, the following:

•
Incidents, such as ship incidents, security incidents, the spread of contagious diseases and threats thereof, adverse weather conditions or other natural disasters and the related adverse publicity affecting our reputation and the health, safety, security and satisfaction of guests and crew

•	Economic conditions and adverse world events affecting the safety and security of travel, such as civil unrest, armed conflicts and terrorist attacks

•	Changes in and compliance with laws and regulations relating to environment, health, safety, security, tax and anti-corruption under which we operate

•	Disruptions and other damages to our information technology and other networks and operations, and breaches in data security

•	Ability to recruit, develop and retain qualified personnel

•	Increases in fuel prices

•	Fluctuations in foreign currency exchange rates

•	Misallocation of capital among our ship, joint venture and other strategic investments

•	Future operating cash flow may not be sufficient to fund future obligations and we may be unable to obtain financing;

•	Overcapacity in the cruise ship and land-based vacation industry

•	Deterioration of our cruise brands' strengths and our inability to implement our strategies

•
Continuing financial viability of our travel agent distribution system, air service providers and other key vendors in our supply chain and reductions in the availability of, and increases in the prices for, the services and products provided by these vendors

•
Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments on terms that are favorable or consistent with our expectations and increases to our repairs and maintenance expenses and refurbishment costs as our fleet ages

•	Failure to keep pace with developments in technology

•	Geographic regions in which we try to expand our business may be slow to develop and ultimately not develop how we expect and our international operations are subject to additional risks not generally applicable to our U.S. operations

•	Competition from the cruise ship and land-based vacation industry

•	Economic, market and political factors that are beyond our control, which could increase our operating, financing and other costs

•	Litigation, enforcement actions, fines or penalties

•	Lack of continuing availability of attractive, convenient and safe port destinations on terms that are favorable or consistent with our expectations

•	Union disputes and other employee relationship issues

•	Decisions to self-insure against various risks or the inability to obtain insurance for certain risks at reasonable rates

•	Reliance on third-party providers of various services integral to the operations of our business

•	Business activities that involve our co-investment with third parties

•	Disruptions in the global financial markets or other events that may negatively affect the ability of our counterparties and others to perform their obligations to us

•	Our shareholders may be subject to the uncertainties of a foreign legal system since Carnival Corporation and Carnival plc are not U.S. corporations

•	Small group of shareholders may be able to effectively control the outcome of shareholder voting

•
Provisions in Carnival Corporation’s and Carnival plc’s constitutional documents may prevent or discourage takeovers and business combinations that our shareholders might consider to be in their best interests

•	The DLC arrangement involves risks not associated with the more common ways of combining the operations of two companies.

The ordering of the risk factors set forth above is not intended to reflect any Company indication of priority or likelihood.
Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this 2016 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

2016 Executive Overview
Overall, 2016 was a great year for us as we achieved the highest full-year earnings in our company's history. Our results were driven primarily by strong operational improvements combined with accretion from our share repurchase program. We are well on our way to reaching our objective of double digit ROIC.
Key information for 2016 compared to the prior year (see “Key Performance Non-GAAP Financial Indicators”):

•	Net income for 2016 increased 58% to $2.8 billion from $1.8 billion for 2015 and diluted earnings per share increased to $3.72 in 2016 from $2.26 in 2015.

•
Adjusted net income increased 23% to $2.6 billion from $2.1 billion in 2015 and adjusted diluted earnings per share increased to $3.45 from $2.70 in 2015. Adjusted net income excludes unrealized gains and losses on fuel derivatives and other items totaling $199 million in gains for the full year 2016 and $349 million of losses for the full year 2015.

•
Gross revenue yields (revenue per available lower berth day or "ALBD") increased 0.8%. In constant currency, net revenue yields increased 3.9%, comprised of a 4.5% increase in net passenger ticket revenue yields and a 2.3% increase in net onboard and other revenue yields.

•	Gross cruise costs including fuel per ALBD decreased 2.8%. Net cruise costs excluding fuel per ALBD (“available lower berth day”) in constant currency increased 1.6%.

•	Changes in fuel prices (including realized fuel derivative losses) and currency exchange rates increased earnings by $0.06 per share versus the prior year.

Our results and growth in revenue yields are a credit to the commitment and the passion of our team members and the support of our valued travel agent partners. Our brands' teams continue to be successful in increasing demand in excess of measured capacity growth through ongoing efforts to consistently exceed our guests' expectations while providing a wide variety of exceptional vacation experiences. Our ongoing public relations efforts and advertising are also contributing to our demand growth.

Our multi-brand marketing initiatives continue to drive increased consideration to purchase a cruise vacation with us. We recently created original TV programs that are airing on major networks, reaching viewers during the large family-oriented programming blocks. These programs are designed to educate, entertain and engage viewers by showcasing exciting adventures, exotic cultures and popular global destinations. With at least 80 original episodes, the new experiential series use compelling and authentic storytelling to share the powerful way travel by sea connects people, places and cultures around the world. Each of our brands is featured during the inaugural season. We have more opportunities already in the pipeline for next year to keep cruising in the forefront of vacationers' minds including "The New Celebrity Apprentice" show airing on NBC in February during our peak booking period. All of these efforts promote consideration around the globe by prominently featuring amazing cruise experiences on our world leading cruise lines.

We continue to also focus our efforts on helping our guests choose the cruise brands that will meet their unique needs and desires, improving their overall vacation experiences and building state-of-the-art ships with innovative onboard offerings and unequaled guest services. In 2016, we took delivery of four new ships: 3,286-passenger capacity ship AIDAPrima, 3,900-passenger Carnival Vista, 2,650-passenger ms Koningsdam and 600-passenger capacity Seabourn Encore. In addition, we have a total of 19 cruise ships scheduled to be delivered between 2017 and 2022. Some of these ships will replace existing capacity as less efficient ships exit our fleet. Since 2006, we have removed 18 ships from our fleet, and our newbuild program has been designed to consider an expected acceleration in our fleet replacement cycle over time. We also continue to invest in our existing fleet to further enhance guest experiences, including the recent remastering of Cunard's Queen Mary 2 and the continued roll-out of Fun Ship® 2.0 enhancements to now over 60% of the Carnival Cruise Line fleet.

At the forefront of innovation and our continuous efforts to enhance our cruise products and services, we recently unveiled an interactive guest experience platform developed to enable elevated service levels through enhanced guest interactions before, during and after cruise vacations. The Ocean MedallionTM and its ecosystem will enable personalized and customized guest experience on a level not previously considered possible by interacting with thousands of sensors, kiosks, interactive surfaces and smart devices.  With this innovation, from the moment our guests first engage with us, their experiences will seamlessly be powered by their preferences. The new guest experience platform will debut on Regal Princess in November 2017, followed by Royal Princess and Caribbean Princess in early 2018.

We continue to identify and implement new strategies and tactics to strengthen our cruise ticket revenue management processes and systems across our portfolio of brands, such as optimizing our pricing methodologies and improving our pricing models. We are currently rolling-out our state-of-the-art revenue management system across six brands and expect the roll-out to be completed by early 2018. We also continue to implement initiatives to better coordinate and optimize our brands' global deployment strategies to maximize guest satisfaction and profits.

We believe there are large addressable markets with low penetration all over the world, including in established markets such as North America and emerging markets such as Asia, where economic growth has raised discretionary income levels resulting in increased demand for vacations. We are focused on fostering demand for cruising in these markets. We believe that we have significant opportunities to continue to profitably grow our presence in China due to its large and growing middle-class population, expansion of its international tourism and the government's plan to support the cruise industry. Including the introduction of a Princess Cruises ship built specifically for Chinese guests in 2017, 6% of our total capacity will be deployed in China.
Furthermore, we continue to accelerate progress on our cost containment efforts. With over 100 ships and more than 11.5 million guests in 2016, we have the scale to optimize our structure by utilizing our combined purchasing volumes and common technologies as well as implementing cross-brand initiatives aimed at cost containment.
We consider health, environment, safety, security and sustainability matters to be our core guiding principles. Our uncompromising commitment to the safety and comfort of our guests and crew is paramount to the success of our business. We are committed to operating a safe and reliable fleet and protecting the health, safety and security of our guests, employees and all others working on our behalf. We continue to focus on further enhancing the safety measures onboard all of our ships. As a result of the environmental issues found on certain Princess ships, our entire fleet has re-focused and increased efforts to protect the environment in which our vessels sail and the communities in which we operate. We are dedicated to fully complying with, or exceeding, all legal and statutory requirements related to health, environment, safety, security and sustainability throughout our business.

In an effort to extend our commitment to sustainability and to play a leading role in matters of environmental protection in the cruise industry, we are expanding our investment in the use of low carbon fuels, in particular, the environmentally friendly liquefied natural gas ("LNG"). This year AIDAprima became the first cruise ship in the world to be powered by LNG. In addition, we introduced industry-leading shoreside technology to monitor real-time navigational performance and energy use across our fleet and opened a significantly expanded Arison Maritime Center in the Netherlands delivering state of the art maritime training through cutting edge bridge and engine room simulators and curriculum.

We remain committed to our goal of profitably growing our cruise business and increasing our ROIC, while maintaining our strong investment grade credit ratings. Our ability to generate significant operating cash flow allows us to internally fund our capital investments and to manage our debt level in a manner consistent with maintaining our strong credit metrics. In 2016, we generated over $5.1 billion of cash from operations, 13% higher than last year, and investing activities, including our capital expenditures, were $3.3 billion, leaving us with $1.8 billion of free cash flow.

We are also committed to returning free cash flow (cash flow from operations less investing activities) and more to our shareholders in the form of dividends and/or share repurchases. During 2016, we returned $3.3 billion to our shareholders through our regular quarterly dividends and share repurchases. In 2016, we increased our quarterly dividend by 17% to $0.35 per share from $0.30 per share and repurchased approximately 48.5 million shares for $2.3 billion.

Outlook for the 2017 First Quarter and Full Year
On December 20, 2016, we said that we expected our adjusted diluted earnings per share for the 2017 first quarter to be in the range of $0.31 to $0.35 and 2017 full year to be in the range of $3.30 to $3.60 (see “Key Performance Non-GAAP Financial Indicators”). Our guidance was based on the assumptions in the table below.

2017 Assumptions at December 20, 2016
First quarter fuel cost per metric ton consumed	$356
Full year fuel cost per metric ton consumed	$374
First quarter currencies
U.S. dollar to euro	$1.04
U.S. dollar to sterling	$1.24
U.S. dollar to Australian dollar	$0.73
Full year currencies
U.S. dollar to euro	$1.04
U.S. dollar to sterling	$1.24
U.S. dollar to Australian dollar	$0.73

The fuel and currency assumptions used in our guidance change daily and, accordingly, our forecasts change daily based on the changes in these assumptions. We have not provided a reconciliation of forecasted U.S. GAAP earnings per share to forecasted adjusted earnings per share because preparation of meaningful U.S. GAAP forecasts of earnings per share would require unreasonable effort. We are unable to predict, without unreasonable effort, the future movement of foreign exchange rates and fuel prices. While we forecast realized gains and losses on fuel derivatives by applying current Brent prices to the derivatives that settle in the forecast period, we do not forecast the impact of unrealized gains and losses on fuel derivatives because we do not believe they are an indication of our future earnings performance. We are unable to determine the future impact of gains or losses on ships sales, restructuring expenses and other non-core gains and charges.

The above forward-looking statements involve risks, uncertainties and assumptions with respect to us. There are many factors that could cause our actual results to differ materially from those expressed above. You should read the above forward-looking statements together with the discussion of the risks under “Cautionary Note Concerning Factors That May Affect Future Results.”

Critical Accounting Estimates

Our critical accounting estimates are those we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

Ship Accounting

Our most significant assets are our ships, including ship improvements and ships under construction, which represent 80% of our total assets at November 30, 2016. We make several critical accounting estimates with respect to our ship accounting. First, in order to compute our ships’ depreciation expense, which represented 12% of our cruise costs and expenses in 2016, we have to estimate the useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciate those improvements over its estimated remaining useful life. The costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred. When we record the retirement of a ship component included within the ship’s cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship’s cost basis.

We determine the useful life of our ships and ship improvements based on our estimates of the period over which the assets will be of economic benefit to us, including the impact of long-term vacation market conditions, marketing and technical obsolescence, competition, physical deterioration, historical useful lives of similarly-built ships, regulatory constraints and maintenance requirements. In addition, we consider estimates of the weighted-average useful lives of the ships’ major component systems, such as the hull, cabins, main electric, superstructure and engines. Taking all of this into consideration, we have estimated our new ships’ useful lives at 30 years.

We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful life to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships and viability of the secondary cruise ship market. We have estimated our residual values at 15% of our original ship cost.

Given the large size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

If materially different conditions existed, or if we materially changed our assumptions of ship useful lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our 2016 ship depreciation expense would have increased by approximately $43 million assuming we had reduced our estimated 30-year ship useful life estimate by one year at the time we took delivery or acquired each of our ships. In addition, our 2016 ship depreciation expense would have increased by approximately $219 million assuming we had estimated our ships to have no residual value at the time of their delivery or acquisition.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which we use them. In addition, we believe that the estimates we made are reasonable. We applied our methods consistently in determining (1) the useful life and residual values of our ships, including ship improvements; (2) which improvement costs add value to our ships and (3) the net book value of ship component assets being retired. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

Asset Impairments

Impairment reviews of our cruise ships, goodwill and trademarks require us to make significant estimates to determine the fair values of these assets and cruise brands.

For our cruise ships, we perform our impairment reviews, if required, at the individual cruise ship level, which is the lowest level for which we have identifiable cash flows independent of the cash flows of other assets and liabilities. See Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for a discussion of ship impairment charges recorded in 2014.

We believe it is more-likely-than-not (“MLTN”) the estimated fair value of each of our cruise brands with goodwill at November 30, 2016 exceeded their carrying value. We also believe that it is MLTN that the estimated fair value of each of our cruise brands’ trademarks recorded at November 30, 2016 exceeded their carrying values. See Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional discussion of our goodwill and trademark impairment reviews.

The determination of fair value includes numerous assumptions that are subject to various risks and uncertainties, unless a comparable, viable actively-traded market exists, which is usually not the case for cruise ships, cruise brands and trademarks. Our ships’ fair values are typically estimated based either on ship sales price negotiations or discounted future cash flows. The principal assumptions used to calculate our discounted future cash flows include forecasted future operating results over the expected period. We believe the ships, including their estimated residual values, will have economic benefit to us.

In performing qualitative assessments of our cruise brands' goodwill, factors considered include industry and market conditions, macroeconomic conditions, changes to WACC, overall financial performance, changes in fuel prices and capital expenditures. In determining the estimated fair values of cruise brands utilizing discounted future cash flow analysis for our quantitative goodwill impairment tests, significant judgments are made related to forecasted operating results, including net revenue yields and net cruise costs including fuel prices; capacity changes, including the expected rotation of vessels into, or out of, the cruise brand; WACC of market participants, adjusted for the risk attributable to the geographic regions in which the cruise brand operates; capital expenditures; proceeds from forecasted dispositions of ships and terminal values.

In performing our qualitative assessments of our cruise brands’ significant trademarks, factors considered include industry and market conditions, macroeconomic conditions, changes to WACC, changes in royalty rates and overall financial performance. In determining our trademark estimated fair values for our quantitative impairment tests, we also use discounted future cash flow analysis, which requires some of the same significant judgments discussed above. Determining the estimated amount of royalties we do not incur because we own our trademarks is based upon forecasted cruise revenues and a market participant’s royalty rate. The royalty rates are estimated primarily using comparable royalty agreements for similar industries.

We believe that we have made reasonable estimates and judgments in determining whether our cruise ships, goodwill and trademarks have been impaired. However, if there is a change in assumptions used or if there is a change in the conditions or circumstances influencing fair values in the future, then we may need to recognize an impairment charge.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, regulatory, guest and crew and tax matters. In addition, we periodically assess the recoverability of our trade and other receivables and our charter-hire and other counterparty credit exposures, such as potential contractual nonperformance by our Asian ship charter tour operators and by financial and other institutions with which we conduct significant business. Our credit exposure also includes contingent obligations related to our guests' cash payments received directly by travel agents and tour operators in Australia and Europe. In most of Europe, we are obligated to honor our guests’ cruise payments made to their travel agents and tour operators regardless of whether we have received these payments. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or MLTN for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. We accrue a liability and establish a reserve when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated in accordance with U.S. GAAP. Such accruals and reserves are typically based on developments to date, management’s estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar non-income tax matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverages. See Note 8 - “Contingencies,” Note 9 - “Taxation” and Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional information concerning our contingencies.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. All such revisions in our estimates could materially impact our results of operations and financial position.

Results of Operations

We earn substantially all of our cruise revenues from the following:

•
Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships’ home ports and cancellation fees. We also collect fees, taxes and other charges from our guests. The cruise ticket price typically includes the following:

▪	Accommodations

▪	Most meals, including snacks at numerous venues

▪	Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks

▪	Child care and supervised youth programs

▪	Entertainment, such as theatrical and comedy shows, live music and nightclubs

▪	Access to exclusive private islands and destinations

•	Sales of goods and services not included in the cruise ticket price are generally the following:

▪	Substantially all liquor and some non-alcoholic beverage sales

▪	Casino gaming

▪	Shore excursions

▪	Gift shop items

▪	Photo packages

▪	Internet and communication services

▪	Full service spas

▪	Specialty restaurants

▪	Art sales

▪	Laundry and dry cleaning services

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

•
The costs of passenger cruise bookings, which represent costs that are directly associated with passenger cruise ticket revenues, and include travel agent commissions, cost of air and other transportation and credit and debit card fees

•
Onboard and other cruise costs, which represent costs that are directly associated with onboard and other revenues, and include the costs of liquor and some non-alcoholic beverages, costs of tangible goods sold by us in our gift shops and from our photo packages, communication costs, costs of cruise vacation protection programs, costs of pre- and post-cruise land packages and credit and debit card fees

•	Fuel costs, which include fuel delivery costs

•
Payroll and related costs, which represent all costs related to our shipboard personnel, including deck and engine officers and crew and hotel and administrative employees, while costs associated with our shoreside personnel are included in selling and administrative expenses

•	Food costs, which include both our guest and crew food costs

•
Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

Concession revenues do not have significant associated expenses because the costs and services incurred for concession revenues are borne by our concessionaires.

For segment information related to our North America and EAA cruise brands’ revenues, expenses, operating income and other financial information, see Note 12 - “Segment Information” in the consolidated financial statements.

Statistical Information

	Years Ended November 30,
	2016	2015	2014
ALBDs (in thousands) (a) (b)	80,002	77,307	76,000
Occupancy percentage (c)	105.9%	104.8%	104.1%
Passengers carried (in thousands)	11,522	10,837	10,566
Fuel consumption in metric tons (in thousands)	3,233	3,181	3,194
Fuel consumption in metric tons per thousand ALBDs	40.4	41.2	42.0
Fuel cost per metric ton consumed	$283	$393	$636
Currencies
U.S. dollar to euro	$1.11	$1.12	$1.34
U.S. dollar to sterling	$1.37	$1.54	$1.66
U.S. dollar to Australian dollar	$0.74	$0.76	$0.91

(a)
ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(b)	In 2016 compared to 2015, we had a 3.5% capacity increase in ALBDs comprised of a 7.5% capacity increase in our EAA segment and a slight capacity increase in our North America segment.

Our EAA segment's capacity increase was caused by:

•	Full period impact from the transfer of two Holland America Line 1,260-passenger capacity ships to P&O Cruises
(Australia) in 2015

•	Partial period impact from one AIDA 3,290-passenger capacity ship delivered in 2016

•	Partial period impact from one P&O Cruises (UK) 3,650-passenger capacity ship delivered in 2015

•	Fewer ship dry-dock days in 2016 compared to 2015

Our North America segment's slight capacity increase was caused by:

•	Partial period impact from one Carnival Cruise Line 3,930-passenger capacity ship delivered in 2016

•	Partial period impact from one Holland America Line 2,650-passenger capacity ship delivered in 2016

•	Partially offset by the full period impact from the transfer of two Holland America Line 1,260-passenger capacity ships to P&O Cruises (Australia) in 2015

In 2015 compared to 2014, we had a 1.7% capacity increase in ALBDs comprised of a 4.1% capacity increase in our EAA brands and a slight capacity increase in our North America brands.

Our EAA brands’ capacity increase was caused by:

•	Full year impact from one Costa 3,690-passenger capacity ship delivered in 2014

•	The partial year impact from one P&O Cruises (UK) 3,650-passenger capacity ship delivered in 2015

These increases were partially offset by:

•	Full year impact from the bareboat charter/sale of a Costa ship and a former Ibero ship

•	More ship dry-dock days in 2015 compared to 2014

Our North America brands' slight capacity increase was caused by the full year impact from one Princess 3,560-passenger capacity ship delivered in 2014.

This increase was partially offset by:

•	More ship dry-dock days in 2015 compared to 2014

•	Fewer ship operating days due to pro rated voyages

(c)    In accordance with cruise industry practice, occupancy is calculated using a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers.  Percentages in excess of 100%
indicate that on average more than two passengers occupied some cabins.

2016 Compared to 2015

Revenues

Consolidated

Cruise passenger ticket revenues made up 74% of our 2016 total revenues. Cruise passenger ticket revenues increased by $489 million, or 4.2%, to $12.1 billion in 2016 from $11.6 billion in 2015.

This increase was caused by:

•	$404 million - 3.5% capacity increase in ALBDs

•
$138 million - an accounting reclassification in our EAA segment, which has no impact on our operating income as the increase in passenger revenues is fully offset by an increase in operating expenses (“accounting reclassification”)

•	$114 million - slight increase in occupancy

•
$40 million - increase in cruise ticket revenue, driven primarily by price improvements in Caribbean and Alaskan programs for our North America segment and Mediterranean and North European programs for our EAA segment, partially offset by net unfavorable foreign currency transactional impacts

These increases were partially offset by foreign currency translational impact from a stronger U.S. dollar against the functional currencies of our foreign operations (“foreign currency translational impact”), which accounted for $215 million.

The remaining 26% of 2016 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by
$181 million, or 4.7%, to $4.1 billion in 2016 from $3.9 billion in 2015.

This increase was caused by:

•	$135 million - 3.5% capacity increase in ALBDs

•	$55 million - higher onboard spending by our guests

•	$38 million - slight increase in occupancy

These increases were partially offset by the 2016 foreign currency translational impact, which accounted for $46 million.

Onboard and other revenues included concession revenues that decreased by $43 million, or 4.0%, to $1.0 billion in 2016 from $1.1 billion in 2015.

North America Segment

Cruise passenger ticket revenues made up 72% of our North America segment's 2016 total revenues. Cruise passenger ticket revenues increased by $289 million, or 4.1% to $7.3 billion in 2016 from $7.0 billion in 2015.

This increase was substantially due to:

•	$92 million - net increase in cruise ticket revenue, driven primarily by price improvements in Caribbean and Alaskan programs, partially offset by unfavorable foreign currency transactional impacts

•	$67 million - slight capacity increase in ALBDs

•	$58 million - increase in air transportation revenues from guests who purchased their tickets from us

•	$53 million - slight increase in occupancy

The remaining 28% of our North America segment's 2016 total revenues were comprised of onboard and other cruise revenues, which increased by $100 million, or 3.7%, to $2.8 billion in 2016 from $2.7 billion in 2015.

This increase was substantially due to:

•	$52 million - higher onboard spending by our guests

•	$26 million - slight capacity increase in ALBDs

•	$21 million - slight increase in occupancy

Onboard and other revenues included concession revenues that decreased by $46 million, or 6.1%, to $701 million in 2016 from $747 million in 2015.

EAA Segment

Cruise passenger ticket revenues made up 82% of our EAA segment's 2016 total revenues. Cruise passenger ticket revenues increased by $214 million, or 4.6%, to $4.8 billion in 2016 from $4.6 billion 2015.

This increase was caused by:

•	$344 million - 7.5% capacity increase in ALBDs

•	$138 million - the accounting reclassification

•	$69 million - 1.5 percentage point increase in occupancy

These increases were partially offset by:

•	$215 million - foreign currency translational impact

•	$66 million - decrease in air transportation revenues from guests who purchased their tickets from us

•	$59 million - decrease in cruise ticket revenue, driven by unfavorable foreign currency transactional impacts

The remaining 18% of our EAA segment's 2016 total revenues were comprised of onboard and other cruise revenues, which increased by $56 million, or 5.4%, to $1.1 billion in 2016 from $1.0 billion in 2015. The increase was caused by a 7.5% capacity increase in ALBDs, which accounted for $77 million, partially offset by foreign currency translational impact, which accounted for $46 million.

Onboard and other revenues included concession revenues that slightly increased to $332 million in 2016 from $329 million in 2015.

Costs and Expenses

Consolidated

Operating costs and expenses decreased slightly by $64 million and remained at $9.4 billion in 2016 and 2015.

This decrease was caused by:

•	$377 million - lower fuel prices of $354 million and improved fuel consumption of $23 million

•	$136 million - foreign currency translational impact

•	$57 million - lower dry-dock expenses

These decreases were partially offset by:

•	$324 million - 3.5% capacity increase in ALBDs

•	$138 million - the accounting reclassification

•	$36 million - slight increase in occupancy

Selling and administrative expenses increased by $130 million, or 6.3%, to $2.2 billion in 2016 from $2.1 billion in 2015.

This increase was caused by:

•	$72 million - 3.5% capacity increase in ALBDs

•	$46 million - various selling and administrative initiatives

•	$40 million - litigation settlements

These increases were partially offset by the foreign currency translational impact, which accounted for $28 million.

Depreciation and amortization expenses increased by $112 million, or 6.9%, to $1.7 billion in 2016 from $1.6 billion in 2015. This increase was due to changes in capacity and improvements to existing ships and shoreside assets.

Total costs and expenses as a percentage of revenues decreased to 81% in 2016 from 84% in 2015. The three percentage point decrease in our total costs and expenses as a percentage of revenues was driven by lower fuel prices in 2016 compared to 2015.

North America Segment

Operating costs and expenses decreased by $152 million, or 2.6%, to $5.6 billion in 2016 from $5.8 billion in 2015.

This decrease was caused by:

•	$239 million - lower fuel prices of $221 million and improved fuel consumption of $18 million

•	$22 million - lower dry-dock expenses.

These decreases were partially offset by:

•	$55 million - slight capacity increase in ALBDs

•	$53 million - higher air costs

•	$20 million - the nonrecurrence of a gain on a litigation settlement in 2015

Selling and administrative expenses increased by $80 million, or 7.0%, to $1.2 billion in 2016 from $1.1 billion in 2015. This was caused by various selling and administrative initiatives, which accounted for $69 million.

Depreciation and amortization expenses increased by $63 million, or 6.3%, to $1.1 billion in 2016 from $1.0 billion in 2015. This increase was due to changes in capacity and improvements to existing ships and shoreside assets.

Total costs and expenses as a percentage of revenues decreased to 78% in 2016 from 81% in 2015. The three percentage point decrease in our total costs and expenses as a percentage of revenues was driven by lower fuel prices in 2016 compared to 2015.

EAA Segment

Operating costs and expenses increased by $82 million, or 2.4%, to $3.5 billion in 2016 from $3.4 billion in 2015.

This increase was caused by:

•	$257 million - 7.5% capacity increase in ALBDs

•	$138 million - the accounting reclassification

•	$22 million - 1.5 percentage point decrease in occupancy

•	$21 million - higher ship port costs

These increases were partially offset by:

•	$136 million - foreign currency translational impact

•	$132 million - lower fuel prices

•	$67 million - higher air costs

•	$34 million - higher dry-dock expenses

Selling and administrative expenses slightly decreased by $4 million to $691 million in 2016 from $695 million in 2015.

Depreciation and amortization expenses increased by $38 million, or 6.8%, to $599 million in 2016 from $561 million in 2015.

This increase was caused by:

•	$42 million - 7.5% capacity increase in ALBDs

•	$22 million - improvements to existing ships and shoreside assets

These increases were partially offset by the foreign currency translational impact, which accounted for $26 million.

Total costs and expenses as a percentage of revenues decreased to 82% in 2016 from 83% in 2015.

Operating Income

Our consolidated operating income increased by $497 million, or 19.3%, to $3.1 billion in 2016 from $2.6 billion in 2015. Our North America brands’ operating income increased by $398 million, or 22.0%, to $2.2 billion in 2016 from $1.8 billion in 2015, and our EAA brands’ operating income increased by $153 million, or 16.3%, to $1.1 billion in 2016 from $938 million in 2015. These changes were primarily due to the reasons discussed above.

Nonoperating Expense

Losses on fuel derivatives, net were comprised of the following (in millions):

	Year Ended November 30,
	2016	2015
Unrealized gains (losses) on fuel derivatives	$236	$(332)
Realized losses on fuel derivatives, net	(283)	(244)
Losses on fuel derivatives, net	$(47)	$(576)

Key Performance Non-GAAP Financial Indicators

Non-GAAP Financial Measures
We use net cruise revenues per ALBD (“net revenue yields”), net cruise costs excluding fuel per ALBD, adjusted net income and adjusted earnings per share as non-GAAP financial measures of our cruise segments’ and the company's financial performance. These non-GAAP financial measures are provided along with U.S. GAAP gross cruise revenues per ALBD ("gross revenue yields"), gross cruise costs per ALBD and U.S. GAAP net income and U.S. GAAP earnings per share.

We believe that gains and losses on ship sales and ship impairments and restructuring and certain other expenses are not part of our core operating business and, therefore, are not an indication of our future earnings performance. As such, we exclude these items from non-GAAP measures. Net revenue yields and net cruise costs excluding fuel per ALBD enable us to separate the impact of predictable capacity or ALBD changes from price and other changes that affect our business. We believe these non-GAAP measures provide useful information to investors and expanded insight to measure our revenue and cost performance as a supplement to our U.S. GAAP consolidated financial statements.

The presentation of our non-GAAP financial information is not intended to be considered in isolation from, as substitute for, or superior to the financial information prepared in accordance with U.S. GAAP. It is possible that our non-GAAP financial measures may not be exactly comparable to the like-kind information presented by other companies, which is a potential risk associated with using these measures to compare us to other companies.
Net revenue yields are commonly used in the cruise industry to measure a company’s cruise segment revenue performance and for revenue management purposes. We use “net cruise revenues” rather than “gross cruise revenues” to calculate net revenue yields. We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned net of our most significant variable costs, which are travel agent commissions, cost of air and other transportation, certain other costs that are directly associated with onboard and other revenues and credit and debit card fees.

Net passenger ticket revenues reflect gross passenger ticket revenues, net of commissions, transportation and other costs. Net onboard and other revenues reflect gross onboard and other revenues, net of onboard and other cruise costs.

Net cruise costs excluding fuel per ALBD is the measure we use to monitor our ability to control our cruise segments’ costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues as well as fuel expense to calculate net cruise costs without fuel to avoid duplicating these variable costs in our non-GAAP financial measures. Substantially all of our net cruise costs excluding fuel are largely fixed, except for the impact of changing prices once the number of ALBDs has been determined.

We have not provided a reconciliation of forecasted gross cruise revenues to forecasted net cruise revenues or forecasted gross cruise costs to forecasted net cruise costs without fuel or forecasted U.S. GAAP net income to forecasted adjusted net income or forecasted U.S. GAAP earnings per share to forecasted adjusted earnings per share because preparation of meaningful U.S. GAAP forecasts of gross cruise revenues, gross cruise costs, net income and earnings per share would require unreasonable effort. We are unable to predict, without unreasonable effort, the future movement of foreign exchange rates and fuel prices. While we forecast realized gains and losses on fuel derivatives by applying current Brent prices to the derivatives that settle in the forecast period, we do not forecast the impact of unrealized gains and losses on fuel derivatives because we do not believe they are an indication of our future earnings performance. We are unable to determine the future impact of gains or losses on ships sales, restructuring expenses and other non-core gains and charges.

Constant Dollar and Constant Currency
Our EAA segment and Cruise Support segment operations utilize the euro, sterling and Australian dollar as their functional currencies to measure their results and financial condition. This subjects us to foreign currency translational risk. Our North America, EAA and Cruise Support segment operations also have revenues and expenses that are in a currency other than their functional currency. This subjects us to foreign currency transactional risk.

We report net revenue yields, net passenger revenue yields, net onboard and other revenue yields and net cruise costs excluding fuel per ALBD on a “constant dollar” and “constant currency” basis assuming the 2016 and 2015 periods’ currency exchange rates have remained constant with the 2015 and 2014 periods’ rates, respectively. These metrics facilitate a comparative view for the changes in our business in an environment with fluctuating exchange rates.

Constant dollar reporting is a non-GAAP financial measure that removes only the impact of changes in exchange rates on the translation of our EAA segment and Cruise Support segment operations.

Constant currency reporting is a non-GAAP financial measure that removes the impact of changes in exchange rates on the translation of our EAA segment and Cruise Support segment operations (as in constant dollar) plus the transactional impact of changes in exchange rates from revenues and expenses that are denominated in a currency other than the functional currency for our North America, EAA and Cruise Support segments.

Examples:

•
The translation of our EAA segment operations to our U.S. dollar reporting currency results in decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies and increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies.

•
Our North America segment operations have a U.S. dollar functional currency but also have revenue and expense transactions in currencies other than the U.S. dollar. If the U.S. dollar strengthens against these other currencies, it reduces the U.S. dollar revenues and expenses. If the U.S. dollar weakens against these other currencies, it increases the U.S. dollar revenues and expenses.

•
Our EAA segment operations have euro, sterling and Australian dollar functional currencies but also have revenue and expense transactions in currencies other than their functional currency. If their functional currency strengthens against these other currencies, it reduces the functional currency revenues and expenses. If the functional currency weakens against these other currencies, it increases the functional currency revenues and expenses.

Under U.S. GAAP, the realized and unrealized gains and losses on fuel derivatives not qualifying as fuel hedges are recognized currently in earnings. We believe that unrealized gains and losses on fuel derivatives are not an indication of our earnings performance since they relate to future periods and may not ultimately be realized in our future earnings. Therefore, we believe it is more meaningful for the unrealized gains and losses on fuel derivatives to be excluded from our net income and earnings per share and, accordingly, we present adjusted net income and adjusted earnings per share excluding these unrealized gains and losses.

We believe that gains and losses on ship sales and ship impairments and restructuring and other expenses are not part of our core operating business and are not an indication of our future earnings performance. Therefore, we believe it is more meaningful for gains and losses on ship sales and ship impairments and restructuring and other non-core gains and charges to be excluded from our net income and earnings per share and, accordingly, we present adjusted net income and adjusted earnings per share excluding these items.

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues by ALBDs as follows (dollars in millions, except yields):

	Years Ended November 30,
	2016	2016 Constant Dollar	2015	2015 Constant Dollar	2014

Passenger ticket revenues	$12,090	$12,305	$11,601	$12,316	$11,889
Onboard and other revenues	4,068	4,114	3,887	4,052	3,780
Gross cruise revenues	16,158	16,419	15,488	16,368	15,669
Less cruise costs
Commissions, transportation and other	(2,240)	(2,280)	(2,161)	(2,324)	(2,299)
Onboard and other	(553)	(560)	(526)	(549)	(519)
	(2,793)	(2,840)	(2,687)	(2,873)	(2,818)
Net passenger ticket revenues	9,850	10,025	9,440	9,992	9,590
Net onboard and other revenues	3,515	3,554	3,361	3,503	3,261
Net cruise revenues	$13,365	$13,579	$12,801	$13,495	$12,851
ALBDs	80,002,092	80,002,092	77,307,323	77,307,323	75,999,952

Gross revenue yields	$201.97	$205.23	$200.34	$211.73	$206.17
% increase (decrease) vs. prior year	0.8%	2.4%	(2.8)%	2.7%
Net revenue yields	$167.06	$169.74	$165.58	$174.57	$169.09
% increase (decrease) vs. prior year	0.9%	2.5%	(2.1)%	3.2%
Net passenger ticket revenue yields	$123.11	$125.31	$122.11	$129.25	$126.18
% increase (decrease) vs. prior year	0.8%	2.6%	(3.2)%	2.4%
Net onboard and other revenue yields	$43.95	$44.43	$43.48	$45.32	$42.90
% increase vs. prior year	1.1%	2.2%	1.3%	5.6%

	Years Ended November 30,
	2016	2016 Constant Currency	2015	2015 Constant Currency	2014

Net passenger ticket revenues	$9,850	$10,210	$9,440	10,123	9,590
Net onboard and other revenues	3,515	3,557	3,361	3,513	3,261
Net cruise revenues	$13,365	$13,767	$12,801	$13,636	$12,851

ALBDs	80,002,092	80,002,092	77,307,323	77,307,323	75,999,952

Net revenue yields	$167.06	$172.08	$165.58	176.39	169.09
% increase (decrease) vs. prior year	0.9%	3.9%	(2.1)%	4.3%
Net passenger ticket revenue yields	$123.11	$127.62	$122.11	130.94	126.18
% increase (decrease) vs. prior year	0.8%	4.5%	(3.2)%	3.8%
Net onboard and other revenue yields	$43.95	$44.46	$43.48	45.45	42.90
% increase vs. prior year	1.1%	2.3%	1.3%	5.9%

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel by ALBDs as follows (dollars in millions, except costs per ALBD):

	Years Ended November 30,
	2016	2016 Constant Dollar	2015	2015 Constant Dollar	2014

Cruise operating expenses	$9,231	$9,366	$9,292	$9,767	$10,261
Cruise selling and administrative expenses	2,188	2,216	2,058	2,168	2,046
Gross cruise costs	11,419	11,582	11,350	11,935	12,307
Less cruise costs included above
Commissions, transportation and other	(2,240)	(2,280)	(2,161)	(2,324)	(2,299)
Onboard and other	(553)	(560)	(526)	(549)	(519)
Restructuring expenses	(2)	(2)	(25)	(30)	(18)
Gain on ship sale	2	2	8	8	(2)
Other	(41)	(41)	—	—	—
Net cruise costs	8,585	8,701	8,646	9,040	9,469
Less fuel	(915)	(915)	(1,249)	(1,249)	(2,033)
Net cruise costs excluding fuel	$7,670	$7,786	$7,397	$7,791	$7,436
ALBDs	80,002,092	80,002,092	77,307,323	77,307,323	75,999,952
Gross cruise costs per ALBD	$142.73	$144.78	$146.81	$154.39	$161.93
% decrease vs. prior year	(2.8)%	(1.4)%	(9.3)%	(4.7)%
Net cruise costs excluding fuel per ALBD	$95.87	$97.34	$95.68	$100.78	$97.84
% increase (decrease) vs. prior year	0.2%	1.7%	(2.2)%	3.0%

	Years Ended November 30,
	2016	2016 Constant Currency	2015	2015 Constant Currency	2014
Net cruise costs excluding fuel	$7,670	$7,777	$7,397	$7,828	$7,436
ALBDs	80,002,092	80,002,092	77,307,323	77,307,323	75,999,952

Net cruise costs excluding fuel per ALBD	$95.87	$97.21	$95.68	$101.26	$97.84
% increase (decrease) vs. prior year	0.2%	1.6%	(2.2)%	3.5%

Adjusted fully diluted earnings per share was computed as follows (in millions, except per share data):

	Years Ended November 30,
	2016	2015	2014
Net income
U.S. GAAP net income	$2,779	$1,757	$1,216
Unrealized (gains) losses on fuel derivatives, net	(236)	332	268
Restructuring expenses	2	25	18
(Gains) losses on ship sales and ship impairments, net	(2)	(8)	2
Other	37	—	—
Adjusted net income	$2,580	$2,106	$1,504
Weighted-average shares outstanding	747	779	778

Earnings per share
U.S. GAAP earnings per share	$3.72	$2.26	$1.56
Unrealized (gains) losses on fuel derivatives, net	(0.32)	0.42	0.35
Restructuring expenses	—	0.03	0.02
(Gains) losses on ship sales and ship impairments, net	—	(0.01)	—
Other	0.05	—	—
Adjusted earnings per share	$3.45	$2.70	$1.93

Net cruise revenues increased by $564 million, or 4.4%, to $13.4 billion in 2016 from $12.8 billion in 2015.
The increase in net cruise revenues was caused by:

•	$446 million - 3.5% capacity increase in ALBDs

•	$519 million - 3.9% increase in constant currency net revenue yields
These increases were partially offset by foreign currency impacts, which accounted for $402 million.
The 3.9% increase in net revenue yields on a constant currency basis was due to a 4.5% increase in net passenger ticket revenue yields and a 2.3% increase in net onboard and other revenue yields.
The 4.5% increase in net passenger ticket revenue yields was driven primarily by improvements in our Alaskan and Caribbean programs for our North America segment and Mediterranean and North European programs for our EAA segment and 1.1 percentage points of this yield increase resulted from the accounting reclassification.
The 4.5% increase in net passenger ticket revenue yields was caused by a 5.4% increase from our North America segment and a 3.7% increase from our EAA segment.
The 2.3% increase in net onboard and other revenue yields was caused by a 2.8% increase from our North America segment and a 1.7% increase from our EAA segment.
Gross cruise revenues increased by $671 million, or 4.3%, to $16.2 billion in 2016 from $15.5 billion in 2015 for largely the same reasons as discussed above.
Net cruise costs excluding fuel increased by $274 million, or 3.7%, to $7.7 billion in 2016 from $7.4 billion in 2015.

The increase in net cruise costs excluding fuel was caused by a 3.5% capacity increase in ALBDs, which accounted for $258 million, partially offset by foreign currency impacts, which accounted for $107 million.
The 1.6% increase in constant currency net cruise costs excluding fuel per ALBD was principally due to higher repair and maintenance and dry-dock partially offset by a 1.5 percentage point increase that resulted from the accounting reclassification.
Fuel costs decreased by $334 million, or 26.7%, to $915 million in 2016 from $1.2 billion in 2015. This was caused by lower fuel prices, which accounted for $354 million and improved fuel consumption, which accounted for $23 million, partially offset by a 3.5% capacity increase in ALBDs, which accounted for $44 million.
Gross cruise costs slightly decreased by $69 million and remained at $11.4 billion in 2016 and 2015 for principally the same reasons as discussed above.

2015 Compared to 2014

Revenues

Consolidated

Cruise passenger ticket revenues made up 74% of our 2015 total revenues. Cruise passenger ticket revenues decreased by $288 million, or 2.4%, to $11.6 billion in 2015 from $11.9 billion in 2014.

This decrease was caused by the foreign currency translational impact from a stronger U.S. dollar against the euro, sterling and the Australian dollar ("2015 foreign currency translational impact"), which accounted for $715 million.

This decrease was partially offset by:

•	$205 million - 1.7% capacity increase in ALBDs

•	$86 million - slight increase in occupancy

The remaining 26% of 2015 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by $107 million, or 2.8%, to $3.9 billion in 2015 from $3.8 billion in 2014.

This increase was caused by:

•	$185 million - higher onboard spending by our guests

•	$65 million - 1.7% capacity increase in ALBDs

•	$27 million - slight increase in occupancy

These increases were partially offset by the 2015 foreign currency transactional impact, which accounted for $165 million.

Onboard and other revenues included concession revenues that decreased slightly and remained at $1.1 billion in both 2015 and 2014.

North America Segment

Cruise passenger ticket revenues made up 72% of our North American segment's 2015 total revenues. Cruise passenger ticket revenues increased by $152 million, or 2.2% to $7.0 billion in 2015 from $6.9 billion in 2014.

This increase was caused by:

•	$132 million - 2.0 percentage point increase in occupancy

•	$26 million - net increase in cruise ticket revenue, driven primarily by price improvements in Alaskan and Caribbean itineraries, mostly offset by unfavorable foreign currency transactional impacts

The remaining 28% of our North American segment's 2015 total revenues were comprised of onboard and other cruise revenues, which increased by $149 million, or 5.8%, to $2.7 billion in 2015 from $2.6 billion in 2014.

This increase was caused by:

•	$110 million - higher onboard spending by our guests

•	$49 million - 2.0 percentage point increase in occupancy

These increases were partially offset by lower third party revenues, which accounted for $18 million.

Onboard and other revenues included concession revenues that increase by $12 million, or 1.6%, to $747 million in 2015 and $735 million in 2014.

EAA Segment

Cruise passenger ticket revenues made up 82% of our EAA segment's 2015 total revenues. Cruise passenger ticket revenues decreased by $430 million, or 8.5%, to $4.6 billion in 2015 from $5.0 billion in 2014.

This decrease was caused by:

•	$715 million - 2015 foreign currency translational impact

•	$58 million - 1.2 percentage point decrease in occupancy

These decreases were partially offset by:

•	$205 million - 4.1% capacity increases in ALBDs

•	$135 million - increase in cruise ticket revenue, driven primarily by price improvements in Mediterranean and North European itineraries and favorable foreign currency transactional impacts

The remaining 18% of our EAA segment's 2015 total revenues were comprised of onboard and other cruise revenues, which decreased by $81 million, or 7.3%, to $1.0 billion in 2015 from $1.1 billion in 2014.

This decrease was caused by the 2015 foreign currency translational impact, which accounted for $165 million.

This decrease was partially offset by:

•	$51 million - higher onboard spending by our guests

•	$45 million - 4.1% capacity increase in ALBDs

Onboard and other revenues included concession revenues that decreased by $38 million, or 10%, to $329 million in 2015 and $367 million in 2014.  This decrease was caused by the 2015 foreign currency translational impact.

Costs and Expenses

Consolidated

Operating costs and expenses decreased by $973 million, or 9.3%, to $9.4 billion in 2015 from $10.4 billion in 2014.

This decrease was caused by:

•	$776 million - lower fuel prices

•	$475 million - 2015 foreign currency translational impact

•	$53 million - nonrecurrence of impairment charges incurred in 2014 related to Grand Celebration and Grand Holiday

•	$43 million - lower fuel consumption per ALBD

•	$20 million - gain on a litigation settlement

These decreases were partially offset by:

•	$176 million - 1.7% capacity increase in ALBDs

•	$106 million - higher dry-dock expenses as a result of higher number of dry-dock days

•	$37 million - nonrecurrence of a gain from the sale of Costa Voyager in 2014

•	$28 million - slight increase in occupancy

•	$47 million - various other operating expenses, net, partially offset by favorable currency translational impacts

Selling and administrative expenses remained flat at $2.1 billion in both 2015 and 2014.

Depreciation and amortization expenses decreased slightly and remained at $1.6 billion in both 2015 and 2014.

Total costs and expenses as a percentage of revenues decreased to 84% in 2015 from 89% in 2014.

North America Segment

Operating costs and expenses decreased by $517 million, or 8.2%, to $5.8 billion in 2015 from $6.3 billion in 2014.

This decrease was caused by:

•	$503 million - lower fuel prices

•	$41 million decreases in commissions, transportation and other related expenses

•	$25 million - lower fuel consumption per ALBD

•	$19 million - gain on a litigation settlement

•	$30 million - various other operating expenses, net, which included favorable foreign currency transactional impacts

These decreases were partially offset by:

•	$58 million - higher dry-dock expenses as a result of higher number of dry-dock days

•	$43 million - 2.0 percentage point increase in occupancy

Our total costs and expenses as a percentage of revenues decreased to 81% in 2015 from 89% in 2014.

EAA Segment

Operating costs and expenses decreased by $472 million, or 12%, to $3.4 billion in 2015 from $3.9 billion in 2014.

This decrease was caused by:

•	$476 million - 2015 foreign currency translational impact

•	$273 million - lower fuel prices

•	$53 million - nonrecurrence of impairment charges incurred in 2014 related to Grand Celebration and Grand Holiday

These decreases were partially offset by:

•	$159 million - 4.1% capacity increase in ALBDs

•	$49 million - higher dry-dock expenses as a result of higher number of dry-dock days

•	$37 million - nonrecurrence of a gain from the sale of Costa Voyager recognized in 2014

•	$26 million - increases in commissions, transportation and other related expenses

•	$59 million - various other operating expenses, net, which included unfavorable foreign currency transactional impacts

Our total costs and expenses as a percentage of revenues decreased to 83% in 2015 from 86% in 2014.

Operating Income

Our consolidated operating income increased by $802 million, or 45%, to $2.6 billion in 2015 from $1.8 billion in 2014. Our North America segment's operating income increased by $766 million, or 74%, to $1.8 billion in 2015 from $1.0 billion in 2014, and our EAA segment's operating income increased by $45 million, or 5.0%, to $938 million in 2015 from $893 million in 2014. These changes were primarily due to the reasons discussed above.

Nonoperating Expense

Net interest expense decreased by $71 million, or 25%, to $217 million in 2015 from $288 million in 2014 primarily due to lower level of average borrowings, favorable foreign currency exchange rates and lower interest rates.
Losses on fuel derivatives, net were comprised of the following (in millions):

	Year Ended November 30,
	2015	2014
Unrealized losses on fuel derivatives, net	$(332)	$(268)
Realized losses on fuel derivatives, net	(244)	(3)
Losses on fuel derivatives, net	$(576)	$(271)

Net income tax expense increased by $33 million to $42 million in 2015 from $9 million in 2014.

Key Performance Non-GAAP Financial Indicators
Net cruise revenues decreased slightly by $50 million, to $12.8 billion in 2015 from $12.9 billion in 2014.
The slight decrease in net cruise revenues was caused by:

•	$695 million - 2015 foreign currency translational impact

•	$141 million - 2015 foreign currency transactional impact
These decreases were partially offset by:

•	$565 million - 4.3% increase in constant currency net revenue yields

•	$221 million - 1.7% capacity increase in ALBDs
The 4.3% increase in net revenue yields on a constant currency basis was due to a 3.8% increase in net passenger ticket revenue yields and a 5.9% increase in net onboard and other revenue yields.
The 3.8% increase in net passenger ticket revenue yields was caused by a 5.9% increase from our North America segment and a slight increase from our EAA segment. The increase in net passenger ticket revenue yields was driven primarily by improvements in Alaskan and Caribbean itineraries for our North America segment.
The 5.9% increase in net onboard and other revenue yields was caused by a 7.1% increase from our North America segment and a 2.2% increase from our EAA segment.
Gross cruise revenues decreased by $181 million, or 1.2%, to $15.5 billion in 2015 from $15.7 billion in 2014 for largely the same reasons as discussed above.
Net cruise costs excluding fuel decreased slightly by $39 million and remained at $7.4 billion in 2015 and 2014.

The slight decrease in net cruise costs excluding fuel was caused by:

•	$395 million - 2015 foreign currency translational impact

•	$37 million - 2015 foreign currency transactional impact
These decreases were partially offset by:

•	$265 million - 3.5% increase in constant currency net cruise costs excluding fuel per ALBD

•	$128 million - 1.7% capacity increase in ALBDs
The 3.5% increase in constant currency net cruise costs excluding fuel per ALBD were primarily due to:

•	$106 million - higher dry dock expenses as a result of higher number of dry-dock days

•	$88 million - higher selling, general and administrative expenses
Fuel costs decreased by $784 million, or 39%, to $1.2 billion in 2015 from $2.0 billion in 2014.
This decrease was caused by:

•	$776 million - lower fuel prices

•	$43 million - lower fuel consumption per ALBD
These decreases in fuel costs were partially offset by our 1.7% capacity increase in ALBDs, which accounted for $35 million.
Gross cruise costs decreased by $957 million, or 7.8%, to $11.4 billion in 2015 from $12.3 billion in 2014 for principally the same reasons as discussed above.

Liquidity, Financial Condition and Capital Resources

Our primary financial goals are to profitably grow our cruise business and increase our ROIC, reaching double digit returns, while maintaining a strong balance sheet and strong investment grade credit ratings. We define ROIC as the twelve-month adjusted earnings before interest divided by the monthly average of debt plus equity minus construction-in-progress. Our ability to generate significant operating cash flow allows us to internally fund our capital investments. We are committed to returning free cash flow to our shareholders in the form of dividends and/or share repurchases. As we continue to profitably grow our cruise business, we plan to increase our debt level in a manner consistent with maintaining our strong credit metrics. This will allow us to return both free cash flow and incremental debt proceeds to our shareholders in the form of dividends and/or share repurchases. Other objectives of our capital structure policy are to maintain a sufficient level of liquidity with our available cash and cash equivalents and committed financings for immediate and future liquidity needs, and a reasonable debt maturity profile.

Based on our historical results, projections and financial condition, we believe that our future operating cash flows and liquidity will be sufficient to fund all of our expected capital projects including shipbuilding commitments, ship improvements, debt service requirements, working capital needs and other firm commitments over the next several years. We believe that our ability to generate significant operating cash flows and our strong balance sheet as evidenced by our investment grade credit ratings provide us with the ability, in most financial credit market environments, to obtain debt financing.

Our business model allows us to operate with a working capital deficit and still meet our operating, investing and financing needs as our working capital includes:

•
Current customer deposits - These deposits represent the passenger revenues already collected for cruises departing over the next twelve months and, accordingly, are substantially more like deferred revenue balances rather than actual current cash liabilities.

•
Current debt obligations - We continue to generate significant cash from operations and have a strong balance sheet. This strong balance sheet provides us with the ability to refinance our current debt obligations before, or as they become due, in most financial credit market environments. We also have our revolving credit facilities available to provide long-term rollover financing.

•	Therefore, we believe we will continue to have working capital deficits for the foreseeable future.

Our working capital deficit less current customer deposits and current debt obligations, a Non GAAP financial measure important to investors in understanding our capital requirements, was as follows (in millions):

	November 30,
	2016	2015
Working capital (deficit)	$(5,383)	$(4,505)
Less:
Current customer deposits	(3,522)	(3,272)
Current debt obligations	(1,097)	(1,374)
	$(764)	$141

Sources and Uses of Cash

Operating Activities

Our business provided $5.1 billion of net cash from operations during 2016, an increase of $0.6 billion, or 13%, compared to $4.5 billion in 2015. This increase was caused by more cash being provided from our operating results. During 2015, our business provided $4.5 billion of net cash from operations, an increase of $1.1 billion, or 32%, compared to $3.4 billion in 2014. This increase was caused by more cash being provided from our operating results and an increase in customer deposits.

Investing Activities

During 2016, net cash used in investing activities was $3.3 billion. This was caused by:

•
Our expenditures for capital projects, of which $1.9 billion was spent on our ongoing new shipbuilding program, principally for AIDAprima, Carnival Vista, Holland America Line's Koningsdam and Seabourn Encore

•	Capital expenditures of $793 million for ship improvements and replacements and $365 million for information technology, buildings and improvements and other assets

•	Payment of $291 million of fuel derivative settlements

During 2015, net cash used in investing activities was $2.5 billion. This was substantially all due to:

•	Our expenditures for capital projects, of which $981 million was spent on our ongoing new shipbuilding program, primarily for P&O Cruises (UK)'s Britannia

•	Capital expenditures of $1.0 billion for ship improvements and replacements and $301 million for information technology, buildings and improvements and other assets

•	Payment of $219 million of fuel derivative settlements

During 2014, net cash used in investing activities was $2.6 billion, which was comprised of:

•	$1.5 billion was spent on our ongoing new shipbuilding program, substantially for Regal Princess and Costa Diadema

•	Capital expenditures of $754 million for ship improvements and replacements and $305 million for information technology, buildings and improvements, and other assets

Financing Activities
During 2016, net cash used in financing activities of $2.6 billion was substantially due to the following:

•	Borrowed $447 million of short-term borrowings, net of repayments, in connection with our availability of, and needs for, cash at various times throughout the period

•	Repaid $1.3 billion of long-term debt

•	Issued $555 million of euro-denominated publicly-traded notes, which net proceeds were used for general corporate purposes

•	Borrowed $987 million of long-term debt

•	Paid cash dividends of $977 million

•	Purchased $2.3 billion of shares of Carnival Corporation common stock and $35 million of Carnival plc ordinary shares in open market transactions under our Repurchase Program
During 2015, net cash used in financing activities of $942 million was substantially due to the following:

•	Repaid a net $633 million of short-term borrowings in connection with our availability of, and needs for, cash at various times throughout the year

•	Repaid $1.2 billion of long-term debt, including early repayment of $225 million under an export credit facility

•	Issued $1.3 billion of publicly-traded notes, which net proceeds were used for generally corporate purposes

•	Borrowed $697 million of long-term debt

•	Paid cash dividends of $816 million

•	Purchased $276 million of shares of Carnival Corporation common stock in open market transactions under our Repurchase Program

•	Purchased $257 million and sold $264 million of treasury stock under our Stock Swap program

During 2014, net cash used in financing activities of $1.0 billion was substantially due to the following:

•	Borrowed a net $617 million of short-term borrowings in connection with our availability of, and needs for, cash at various times throughout the year

•	Repaid $2.5 billion of long-term debt, including early repayments of $839 million of three bank loans and $590 million of two export credit facilities

•	Borrowed $1.6 billion of new long-term debt

•	Paid cash dividends of $776 million

Future Commitments and Funding Sources

At November 30, 2016, our contractual cash obligations, including ship construction contracts entered into through January 19, 2017, were as follows (in millions):

	Payments Due by
	2017	2018	2019	2020	2021	Thereafter	Total
Recorded Contractual Cash Obligations
Short-term borrowings	$457						$457
Long-term debt (a)	640	$2,071	$1,595	$1,303	$1,082	$2,306	8,997
Other long-term liabilities reflected on the balance sheet (b)	—	221	219	64	56	183	743
Unrecorded Contractual Cash Obligations
Shipbuilding (c)	1,360	2,587	3,449	3,311	2,429	1,636	14,772
Operating leases (c)	47	42	38	36	30	198	391
Port facilities and other (c)	228	195	117	108	102	875	1,625
Purchase obligations (d)	220	—	—	—	—	—	220
Fixed rate interest payments (e)	161	138	121	103	69	248	840
Floating rate interest payments (e)	41	41	34	30	28	56	230
Total Contractual Cash Obligations	$3,154	$5,295	$5,573	$4,955	$3,796	$5,502	$28,275

(a)	Our long-term debt has a weighted-average maturity of 3.8 years. See Note 6 - “Unsecured Debt” in the consolidated financial statements for additional information regarding these debt obligations.

(b)
Represents cash outflows for certain of our long-term liabilities that could be reasonably estimated. The primary outflows are for estimates of our compensation plans’ obligations, crew and guest claims, uncertain income tax position liabilities and certain deferred income taxes. Customer deposits and certain other deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.

(c)
Our shipbuilding contractual obligations are legal commitments and, accordingly, cannot be canceled without cause by the shipyards or us, and such cancellation will subject the defaulting party to significant contractual liquidating damage payments. See Note 7 - “Commitments” in the consolidated financial statements for additional information regarding our contractual cash obligations.

(d)
Represents legally-binding commitments, with remaining terms of less than one year, to purchase inventory and other goods and services made in the normal course of business to meet operational requirements.

(e)
Fixed rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a floating rate to a fixed rate. Floating rate interest payments represent forecasted cash outflows for interest payments on floating rate debt.

As of November 30, 2016, our total annual capital expenditures consist of ships under contract for construction, including ship construction contracts entered into through January 19, 2017, and estimated improvements to existing ships and shoreside assets and are expected to be (in billions):

	2017	2018	2019	2020	2021	2022
Total capital expenditures	$3.0	$3.6	$4.5	$4.4	$3.5	$2.7

The year-over-year percentage increases in our annual capacity are expected to result primarily from contracted new ships entering service and are currently expected to be:

	2017	2018	2019	2020	2021	2022
Capacity increase (a)	2.9%	2.7%	5.4%	7.9%	6.9%	3.3%

(a)	These percentage increases exclude unannounced future ship orders, acquisitions, retirements, charters or sales.

Our Boards of Directors have authorized, subject to certain restrictions, the repurchase of up to an aggregate of $1.0 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program. On January 28, 2016 and on June 27, 2016, the Boards of Directors approved a modification of the Repurchase Program authorization that increased the remaining authorized repurchases at the time of each approval by $1.0 billion. At January 19, 2017, the remaining availability under the Repurchase Program was $389 million. See Note 10 - “Shareholders’ Equity” in the consolidated financial statements for a further discussion of the Repurchase Program.

In addition to the Repurchase Program, the Boards of Directors authorized, in January 2017, the repurchase of up to 22.0 million Carnival plc ordinary shares and, in February 2016, the repurchase of up to 26.9 million shares of Carnival Corporation common stock under the Stock Swap programs. Under the Stock Swap programs, we sell shares of Carnival Corporation common stock or Carnival plc ordinary shares and use a portion of the net proceeds to purchase an equivalent number of Carnival plc ordinary shares or shares of Carnival Corporation common stock, as applicable. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock. Any realized economic benefit under the Stock Swap programs is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program.

Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap programs require annual shareholder approval. The existing shareholder approval is limited to a maximum of 21.5 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2017 annual general meeting or July 13, 2017. At January 19, 2017, the remaining Carnival plc availability under the Repurchase Program was 20.6 million ordinary shares. Under the Stock Swap programs, any sales of the Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act of 1933.

During 2016 and 2015, under the Stock Swap programs, Carnival Investments Limited ("CIL"), a subsidiary of Carnival Corporation, sold 0.9 million and 5.1 million of Carnival plc ordinary shares for net proceeds of $40 million and $264 million, respectively. Substantially all of the net proceeds from these sales were used to purchase 0.9 million shares in 2016 and 5.1 million shares in 2015 of Carnival Corporation common stock. At January 19, 2017, the remaining availability under the Stock Swap programs was 22.0 million Carnival plc ordinary shares and 26.0 million shares of Carnival Corporation common stock. See Note 10 - “Shareholders’ Equity” in the consolidated financial statements for a further discussion of the Stock Swap programs.

At November 30, 2016, we had liquidity of $8.1 billion. Our liquidity consisted of $347 million of cash and cash equivalents, which excludes $256 million of cash used for current operations, $2.4 billion available for borrowing under our revolving credit facilities, net of our outstanding commercial paper borrowing, and $5.3 billion under our committed future financings, which are substantially all comprised of ship export credit facilities. These commitments are from numerous large and well-established banks and export credit agencies, which we believe will honor their contractual agreements with us. The committed future financing will be available as follows (in millions):

	2017	2018	2019	2020
Availability of committed future financing	$477	$1,861	$2,450	$548

At November 30, 2016, our revolving credit facilities are scheduled to mature in 2021, except for $300 million which matures in 2020.

Substantially all of our debt agreements contain financial covenants as described in Note 6 - “Unsecured Debt” in the consolidated financial statements. At November 30, 2016, we were in compliance with our debt covenants. In addition, based on, among other things, our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants for the foreseeable future. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

We have foreign operations that have functional currencies other than the U.S. dollar, which result in foreign currency translational impacts. We execute transactions in a number of currencies other than their functional currencies, which result in foreign currency transactional impacts. Based on a 10% change in all currency exchange rates that were used in our December 20, 2016 guidance, we estimate that our adjusted diluted earnings per share December 20, 2016 guidance would change by the following:

•	$0.34 per share on an annualized basis for 2017

•	$0.04 per share for the first quarter of 2017.

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,
	2016	2015
U.S. dollar to euro	$1.06	$1.06
U.S. dollar to sterling	$1.24	$1.50
U.S. dollar to Australian dollar	$0.75	$0.72

Had the November 30, 2015 currency exchange rates been used to translate our November 30, 2016 non-U.S. dollar functional currency operations’ assets and liabilities instead of the November 30, 2016 U.S. dollar exchange rates, our total assets would have been higher by $826 million and our total liabilities would have been higher by $108 million.

As of November 30, 2016, we have foreign currency swaps and forwards of $291 million and $456 million, respectively, which settle through September 2019 and July 2017, respectively. These foreign currency swaps and forwards are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting the foreign currency exchange rate risk. Based on a 10% change in the U.S. dollar to euro exchange rate as of November 30, 2016, we estimate that these foreign currency swaps’ and forwards’ fair values and offsetting change in U.S. dollar value of our net investments would change by an insignificant amount.

Newbuild Currency Risks

At November 30, 2016, we have foreign currency zero cost collars that are designated as cash flow hedges for a portion of euro-denominated shipyard payments for the following newbuilds:

	Entered Into	Matures in	Weighted-Average Floor Rate	Weighted- Average Ceiling Rate
Majestic Princess	2015	March 2017	$1.07	$1.25
Carnival Horizon	2016	March 2018	$1.02	$1.25
Seabourn Ovation	2016	April 2018	$1.02	$1.25
Holland America Nieuw Statendam	2016	November 2018	$1.05	$1.25

If the spot rate is between the weighted-average ceiling and floor rates on the date of maturity, then we would not owe or receive any payments under these collars. The volatility in the spot rates within the weighted-average ceiling and floor rates will result in fluctuations in ship costs. At November 30, 2016, the estimated fair value of our outstanding foreign currency zero cost collars was a $33 million liability. Based on a 10% increase or decrease in the November 30, 2016 euro to U.S. dollar exchange rates, we estimate the fair value of our foreign currency zero cost collars' liability would decrease $61 million or increase $90 million, respectively.

At January 19, 2017, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $5.7 billion and substantially relates to newbuilds scheduled to be delivered 2019 through 2022 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 10% change in euro to U.S.

dollar exchange rates as of November 30, 2016, the remaining unhedged cost of these ships would have a corresponding change of $568 million.

Interest Rate Risks

The composition of our debt, including the effect of foreign currency swaps and interest rate swaps, was as follows:

November 30, 2016
Fixed rate	28%
Euro fixed rate	35%
Floating rate	14%
Euro floating rate	23%

At November 30, 2016, we had interest rate swaps that have effectively changed $500 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% change in the November 30, 2016 market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount. Substantially all of our fixed rate debt can only be called or prepaid by incurring additional costs.

Fuel Price Risks

Our exposure to market risk for changes in fuel prices substantially all relates to the consumption of fuel on our ships. We expect to consume approximately 3.3 million metric tons of fuel in 2017. Based on a 10% change in our December 20, 2016 guidance's forecasted average fuel price, we estimate that our 2017 fuel expense, excluding the effect of zero cost collar fuel derivatives, would change by $123 million.

We have Brent crude oil zero cost collar contracts. These zero cost collars are based on Brent prices whereas the actual fuel we use on our ships is marine fuel. See Note 11 - “Fair Value Measurements, Derivative Instruments and Hedging Activities” in the consolidated financial statements for additional discussion of our fuel derivatives.

Our most recent zero cost collar contract was executed in 2014. At November 30, 2016, our zero cost collars cover a portion of our estimated fuel consumption through 2018. At November 30, 2016, the estimated fair value of our outstanding zero cost collar contracts was a net liability of $342 million. Based on a 10% increase or decrease in the November 30, 2016 Brent forward price curve, we estimate the fair value of our fuel derivatives' net liability would decrease $65 million or increase $70 million, respectively. In addition, a 10% change in our December 20, 2016 guidance's Brent price would result in a $0.06 per share change in realized losses on fuel derivatives for 2017 and a $0.01 per share change for the 2017 first quarter.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for 2012 through 2016 and as of the end of each such year, except for the statistical data, are derived from our audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

	Years Ended November 30,
	2016	2015	2014	2013	2012
	(dollars in millions, except per share, per ton and currency data)
Statements of Income Data
Revenues	$16,389	$15,714	$15,884	$15,456	$15,382
Operating income	$3,071	$2,574	$1,772	$1,329	$1,629
Net income	$2,779	$1,757	$1,216	$1,055	$1,285
Earnings per share
Basic	$3.73	$2.26	$1.57	$1.36	$1.66
Diluted	$3.72	$2.26	$1.56	$1.36	$1.65
Adjusted net income (a)	$2,580	$2,106	$1,504	$1,209	$1,501
Adjusted earnings per share - diluted (a)	$3.45	$2.70	$1.93	$1.55	$1.92
Dividends declared per share	$1.35	$1.10	$1.00	$1.00	$1.50	(b)
Statements of Cash Flow Data
Cash provided by operating activities	$5,134	$4,545	$3,430	$2,834	$2,999
Cash used in investing activities	$3,323	$2,478	$2,507	$2,056	$1,772	(c)
Capital expenditures	$3,062	$2,294	$2,583	$2,149	$2,332
Cash used in financing activities	$2,591	$942	$1,028	$780	$1,190
Dividends paid	$977	$816	$776	$1,164	$779
Statistical Data
ALBDs (in thousands)	80,002	77,307	76,000	74,033	71,976
Occupancy percentage	105.9%	104.8%	104.1%	105.1%	105.5%
Passengers carried (in thousands)	11,522	10,837	10,566	10,061	9,829
Fuel consumption in metric tons (in thousands)	3,233	3,181	3,194	3,266	3,354
Fuel consumption in metric tons per thousand ALBDs	40.4	41.2	42.0	44.1	46.6
Fuel cost per metric ton consumed	$283	$393	$636	$676	$710
Currencies
U.S. dollar to Euro	$1.11	$1.12	$1.34	$1.32	$1.28
U.S. dollar to Sterling	$1.37	$1.54	$1.66	$1.56	$1.58
U.S. dollar to Australian dollar	$0.74	$0.76	$0.91	$0.98	$1.03
	As of November 30,
	2016	2015	2014	2013	2012
	(dollars in millions)
Balance Sheet and Other Data
Total assets	$38,936	$39,237	$39,448	$40,042	$39,126
Total debt	$9,454	$8,787	$9,088	$9,560	$8,902
Total shareholders’ equity	$22,597	$23,771	$24,204	$24,492	$23,889
Total debt to capital (d)	29.5%	27.0%	27.3%	28.1%	27.1%

(a)	Adjusted net income and adjusted fully diluted earnings per share were computed as follows (in millions, except for per share data):

	Years Ended November 30,
	2016	2015	2014	2013	2012
Net income
U.S. GAAP net income	$2,779	$1,757	$1,216	$1,055	$1,285
Unrealized (gains) losses on fuel derivatives, net	(236)	332	268	(36)	(6)
Restructuring expenses	2	25	18	—	—
(Gains) losses on ship sales and ship impairments, net (i)	(2)	(8)	2	163	49	(ii)
Goodwill, trademark and other impairment charges (i)	—	—	—	27	173	(iii)
Other	37	—	—	—	—
Adjusted net income	$2,580	$2,106	$1,504	$1,209	$1,501

Weighted-average shares outstanding	747	779	778	777	779

Earnings per share
U.S. GAAP earnings per share	$3.72	$2.26	$1.56	$1.36	$1.65
Unrealized losses (gains) on fuel derivatives, net	(0.32)	0.42	0.35	(0.05)	(0.01)
Restructuring expenses	—	0.03	0.02	—	—
(Gains) losses on ship sales and ship impairments, net (i)	—	(0.01)	—	0.21	0.06	(ii)
Goodwill, trademark and other impairment charges (i)	—	—	—	0.03	0.22	(iii)
Other	0.05	—	—	—	—
Adjusted earnings per share (i)	$3.45	$2.70	$1.93	$1.55	$1.92

(i).
See “Key Performance Non-GAAP Financial Indicators” for further discussion of the (gains) losses on ship sales and ship impairments, net and goodwill, trademark and other impairment charges for the years ended November 30, 2016, 2015, and 2014.

(ii).	Represents impairment charges of $34 million for Costa Allegra and $23 million for two Seabourn ships, partially offset by an $8 million gain on the sale of Pacific Sun.

(iii).	Represents impairment charges related to Ibero’s goodwill and trademarks.

(b)    Includes a special dividend of $0.50 per share.
(c)    Net of $508 million of insurance proceeds received for the total loss of a ship.
(d)    Percentage of total debt to the sum of total debt and shareholders’ equity.

MARKET PRICE FOR COMMON STOCK AND ORDINARY SHARES

Carnival Corporation’s common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol “CCL.” Carnival plc’s ordinary shares trade on the London Stock Exchange under the symbol “CCL.” Carnival plc’s American Depository Shares (“ADSs”), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol “CUK.” The depository for the ADSs is JPMorgan Chase Bank. The daily high and low stock sales price for the periods indicated on their primary exchange was as follows:

	Carnival Corporation		Carnival plc
	Per Share		Per Ordinary Share		Per ADS
	High	Low	High	Low	High	Low
2016
Fourth Quarter	$53.27	$44.11	£41.77	£32.98	$52.77	$44.60
Third Quarter	$50.00	$42.94	£37.13	£30.75	$52.20	$43.45
Second Quarter	$53.21	$45.74	£38.14	£33.27	$54.56	$47.42
First Quarter	$55.77	$40.52	£39.55	£29.17	$58.08	$42.45

2015
Fourth Quarter	$54.59	$47.42	£36.38	£32.33	$56.28	$49.23
Third Quarter	$54.05	$44.72	£35.76	£29.74	$55.81	$47.08
Second Quarter	$49.21	$43.10	£33.81	£28.90	$50.10	$44.04
First Quarter	$47.44	$41.86	£31.53	£26.74	$47.23	$42.03

As of January 19, 2017, there were 3,347 holders of record of Carnival Corporation common stock and 31,110 holders of record of Carnival plc ordinary shares and 111 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

All dividends for both Carnival Corporation and Carnival plc are declared in U.S. dollars. If declared, holders of Carnival Corporation common stock and Carnival plc ADSs receive a dividend payable in U.S. dollars. The dividends payable for Carnival plc ordinary shares are payable in sterling, unless the shareholders elect to receive the dividends in U.S. dollars. Dividends payable in sterling will be converted from U.S. dollars into sterling at the U.S. dollar to sterling exchange rate quoted by the Bank of England in London at 12:00 p.m. on the next combined U.S. and UK business day that follows the quarter end.

The payment and amount of any future dividend is within the discretion of the Boards of Directors. Our dividends were and will be based on a number of factors, including our earnings, liquidity position, financial condition, tone of business, capital requirements, credit ratings and the availability and cost of obtaining new debt. We cannot be certain that Carnival Corporation and Carnival plc will continue their dividend in the future, and if so, the amount and timing of such future dividends are not determinable and may be different than prior declarations.

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Recreational Services Index (the “Dow Jones Recreational Index”), the FTSE 100 Index and the S&P 500 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested, multiplied by the market price of the shares.

	Assumes $100 Invested on November 30, 2011 Assumes Dividends Reinvested Years Ended November 30,
	2011	2012	2013	2014	2015	2016

Carnival Corporation Common Stock	$100	$120	$117	$147	$172	$179
Dow Jones Recreational Index	$100	$127	$147	$195	$216	$211
FTSE 100 Index	$100	$114	$137	$135	$128	$118
S&P 500 Index	$100	$116	$151	$177	$182	$196

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.

	Assumes $100 Invested on November 30, 2011 Assumes Dividends Reinvested Years Ended November 30,
	2011	2012	2013	2014	2015	2016

Carnival plc ADS	$100	$121	$114	$141	$170	$171
Dow Jones Recreational Index	$100	$127	$147	$195	$216	$211
FTSE 100 Index	$100	$114	$137	$135	$128	$118
S&P 500 Index	$100	$116	$151	$177	$182	$196

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Our revenues from the sale of passenger tickets are seasonal. Historically, demand for cruises has been greatest during our third quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher ticket prices and occupancy levels and, accordingly, the largest share of our operating income is earned during this period. The seasonality of our results also increases due to ships being taken out-of-service for maintenance, which we schedule during non-peak demand periods. In addition, substantially all of Holland America Princess Alaska Tours’ revenue and net income is generated from May through September in conjunction with the Alaska cruise season.

Quarterly financial results for 2016 were as follows (in millions, except per share data):

	Quarters Ended
	February 29	May 31	August 31	November 30

Revenues	$3,651	$3,705	$5,097	$3,935
Operating income	$434	$478	$1,562	$597
Net income	$142	$605	$1,424	$609
Earnings per share
Basic	$0.18	$0.81	$1.93	$0.84
Diluted	$0.18	$0.80	$1.93	$0.83
Adjusted net income (a)	$301	$370	$1,417	$491
Adjusted earnings per share - diluted (a)	$0.39	$0.49	$1.92	$0.67
Dividends declared per share	$0.30	$0.35	$0.35	$0.35
(a) Adjusted net income and adjusted fully diluted earnings per share were computed as follows:

	Quarters Ended
	February 29	May 31	August 31	November 30
Net income
U.S. GAAP net income	$142	$605	$1,424	$609
Unrealized losses (gains) on fuel derivatives, net	145	(242)	(25)	(115)
Gain on ship sale	(2)	—	—	—
Restructuring expenses	—	2	—	—
Other	16	5	18	(3)
Adjusted net income	$301	$370	$1,417	$491

Weighted-average shares outstanding	769	753	739	729

Earnings per share
U.S. GAAP earnings per share	$0.18	$0.80	$1.93	$0.83
Unrealized losses (gains) on fuel derivatives, net	0.19	(0.32)	(0.03)	(0.16)
Gain on ship sale	—	—	—	—
Restructuring expenses	—	—	—	—
Other	0.02	0.01	0.02	—
Adjusted earnings per share	$0.39	$0.49	$1.92	$0.67

Quarterly financial results for 2015 were as follows (in millions, except per share data):

	Quarters Ended
	February 28	May 31	August 31	November 30
Revenues	$3,531	$3,590	$4,883	$3,711
Operating income	$266	$289	$1,510	$510
Net income	$49	$222	$1,216	$270
Earnings per share
Basic	$0.06	$0.29	$1.56	$0.35
Diluted	$0.06	$0.29	$1.56	$0.35
Adjusted net income (a)	$159	$193	$1,365	$389
Adjusted earnings per share - diluted (a)	$0.20	$0.25	$1.75	$0.50
Dividends declared per share	$0.25	$0.25	$0.30	$0.30
(a) Adjusted net income and adjusted fully diluted earnings per share were computed as follows:

	Quarters Ended
	February 28	May 31	August 31	November 30
Net income
U.S. GAAP net (loss) income	$49	$222	$1,216	$270
Restructuring expenses	—	7	14	4
Gain on ship sale	(2)	(2)	(2)	(2)
Unrealized losses (gains) on fuel derivatives, net	112	(34)	137	117
Adjusted net income	$159	$193	$1,365	$389

Weighted-average shares outstanding	779	780	781	777

Earnings per share
U.S. GAAP earnings per share	$0.06	$0.29	$1.56	$0.35
Restructuring expenses	—	0.01	0.02	—
Unrealized losses (gains) on fuel derivatives, net	0.14	(0.05)	0.17	0.15
Adjusted earnings per share	$0.20	$0.25	$1.75	$0.50